Form 10-K, Exhibit 13
period 1994-10-02
GUILFORD MILLS INC
filed 1995-01-03
CIK 44471

Guilford Mills, Inc.

SELECTED FINANCIAL DATA

(In thousands except per share data)

                               Transition
                                Quarter
                       1994     1993 (2)   1993     1992       1991    1990
Results of Operations
 Net sales          $703,700  $141,450  $654,435  $614,905  $528,778 $544,059
 Income (loss)
  before
  extraordinary item  25,124    (1,087)   28,852    24,858    13,557   (8,041)
 Income (loss) before
  cumulative effect
  of change in
  accounting
  principle           25,124    (1,087)   28,852    24,858    15,917   (8,041)
 Net income (loss)    25,124     2,013    28,852    24,858    15,917   (8,041)

Per Share Data (1)
 Primary:
   Income (loss)
    before
    extraordinary item  1.82      (.08)     2.11      1.85      1.02     (.56)
   Income (loss)
    before
    cumulative effect
    of change in
    accounting
    principle           1.82      (.08)     2.11      1.85      1.19     (.56)
   Net income (loss)    1.82       .15      2.11      1.85      1.19     (.56)
   Average common and
    common equivalent
    shares
    outstanding       13,776    13,646    13,674    13,465    13,322   14,250
 Fully diluted:
   Income (loss)
    before
    extraordinary
    item                1.71      (.08)     1.96      1.73      1.01     (.56)
   Income (loss)
    before
    cumulative effect
    of change in
    accounting
    principle           1.71      (.08)     1.96      1.73      1.17     (.56)
   Net income (loss)    1.71       .15      1.96      1.73      1.17     (.56)
   Average common and
    common equivalent
    shares
    outstanding       16,059    13,650    15,933    15,783    15,665   14,250
 Cash dividends          .60       .15       .60       .57       .53      .53
Balance Sheet Data
 Working capital     153,165   126,766   151,994   139,897   124,078  137,893
 Total assets        565,338   500,306   506,742   414,335   379,874  395,425
 Long-term debt      164,611   146,736   147,430    76,855    80,316   92,072
 Stockholders'
  investment         244,060   221,954   219,739   206,170   178,058  175,500

 (1) All share data has been restated to reflect the effect of a three-for-two stock split effected in January 1992 in the form of a 50% stock dividend.
 (2) Due to the change in year end, the transition quarter from June 28, 1993 to September 26, 1993 is presented.

Guilford Mills, Inc.

Management's Discussion and Analysis
of Financial Condition and
Results of Operations

General
Guilford's consolidated sales continued to improve for the year ended October 2, 1994 and were a record $703.7 million. Net income fell short of the record $28.9 million on $654.4 million in sales in fiscal year 1993, but was $25.1 million despite additional depreciation of approximately $12 million over fiscal year 1993.
   This increase in the current year sales results from improvements in both the apparel and automotive businesses. In addition, consolidated sales include $8.8 million of sales since the acquisition of a majority interest in the Company's Mexican affiliate.
   On August 18, 1994, Guilford purchased an additional 55% of the stock of Grupo Ambar, S.A. de C.V. This acquisition increases the Company's ownership to 75%. Grupo Ambar is a leading manufacturer of knit textiles in Mexico. Management expects this strategic purchase to enhance its global competitive position in both the apparel and automotive industries.
   While Guilford competes as a fabric producer in different markets, it is regarded as a single segment based upon technology.
   The automotive industry experienced significant growth in 1994 with the North American car build up approximately 11% to 14 million cars and light trucks. Guilford's automotive sales and operating results reflect this industry growth as well as incremental market share. In Europe, the economic recovery continues to boost Guilford's sales. With only slight improvement in the U.S. retail markets and negligible growth in the apparel industry, especially in the women's apparel product lines in which Guilford predominantly competes, growth in the apparel industry has been difficult. Guilford's increased sales have resulted from improved competitive position and new products in the apparel, home fashions and industrial markets. Where two years ago the Company sold primarily to the lingerie, robewear and sleepwear portions of the apparel industry, today end uses are greatly expanded. This diversification was precipitated by the foreseen decrease in demand in the mature, traditional markets. The planned evolution has resulted in an increase in demand for the Company's apparel, home fashions and industrial products.
   As a portion of Guilford's operations is conducted in the United Kingdom, fluctuations in foreign exchange rates affect the Company's operating results and financial position due to translation gains and losses recognized in converting such activity to U.S. dollars. During fiscal 1994, the U.S. dollar weakened against the British pound. Although operating results were not affected, the translation of the Company's U.K. investment from pounds sterling back to U.S. dollars using year end rates resulted in a reduction of the translation loss on the balance sheet from $6.4 million at June 27, 1993 to a $3.7 million loss as of October 2, 1994.
   The Company has changed its fiscal year for financial reporting purposes from a fiscal year ending on the Sunday nearest to June 30 to the Sunday nearest to September 30. The change reflects a natural movement of the manufacturing cycle closer to the needs and desires of the Company's customers. The financial statements, notes to the financial statements and management's discussion include presentation of a transition quarter beginning June 28, 1993 and ending September 26, 1993. Fiscal year 1994 includes the twelve months ended October 2, 1994.

Results of Operations
1994 Compared to 1993 - Consolidated sales for the year of $703.7 million increased $49.3 million or 7.5% over fiscal year 1993.
   In the Apparel Business Unit, sales of $412.1 million increased 4.2% over last year's $395.3 million with improvements in lingerie, shapewear, warp and circular ready-to-wear, swimwear and industrial products. Sales from other end uses such as sleepwear, robewear, domestics and tickings were flat or off slightly for the year. Apparel Business Unit increases continue to result from the Company's Lycra-containing fabrics. Circular knit sales increased $9.7 million or 11.7% despite sluggish and competitive market conditions.
Home fashion and industrial market products such as diaper closure systems and shoe linings continue to grow.
   Guilford's Automotive Business Unit continued to reflect strong sales gains with an increase to $182.7 million, approximately $21 million or 13% over fiscal year 1993 sales. In the U.S., sales to original equipment manufacturers (OEMs) increased 16% or $20 million to approximately $149 million, recreational vehicle and van sales were up 45% and furniture upholstery sales declined 38%. Increases in the North American car build and Ford's market share specifically, were primary reasons for the increase as higher volume in the Ford Taurus and Windstar/Mercury Sable platforms were key to Guilford's sales increase over fiscal 1993.
   European automotive sales improved to $91.1 million, up slightly from fiscal 1993. On a foreign exchange rate adjusted basis, sales were up 9%. Increases are attributed to Ford World Car production, General Motors (Opel) improvement and a general economic upturn.
   The Mexican affiliate contributed $8.8 million to fiscal 1994 sales.
   Gross margins of 16.8% for fiscal 1994 declined by nearly 2% from fiscal 1993. The decrease was due primarily to the increased depreciation expense. (Fiscal year 1994 margins, with depreciation expense at fiscal 1993 levels, would have been 18.5%.) Further, gross margins were adversely affected by the Fibers Business Unit expansion start-up and by the relocation of certain apparel products to North Carolina manufacturing facilities. Pricing pressures on certain apparel fabrics also reduced margins. Actual gross profit margins remained flat in the U.S. and European automotive operations with competitive pricing pressures being offset by improved operating efficiencies and successful cost reduction programs.
   In fiscal 1994, selling and administrative expenses decreased $3.6 million or 5% to $66.6 million as compared to fiscal 1993. As a percentage of sales, operating expenses declined from 10.7% in fiscal 1993 to 9.5% in fiscal 1994. Reductions resulted from reduced R&D discretionary spending to $14.7 million from $15.8 million, benefits from the Company's re-engineering efforts, and the non-recurring unusual bad debt reserve adjustment of $2.6 million related to two customer bankruptcies in fiscal 1993. These reductions were partially offset by the inclusion of $1.1 million in additional selling and administrative expenses from the Mexican affiliate.
   Interest expense increased in 1994 to $12.4 million from $8.2 million in 1993 primarily due to higher inventory carrying costs during the year, higher short-term interest rates, the addition of $20 million of long-term debt in the third quarter of 1994, and the full year impact of the addition of $75 million of long-term debt in January, 1993.

   The effective income tax rate was 35.4% compared to 34.2% in the prior year. Increases were due to a higher Federal statutory rate and other adjustments.
   Net income of $25.1 million declined $3.7 million or 12.9% from the prior year with volume increases being offset by pricing pressures, depreciation expense, fibers expansion and apparel product start-ups and incremental interest expense. Primary earnings per share was $1.82 as compared to $2.11 in the prior year on slightly higher equivalent outstanding shares.

The Transition Quarter (September 26, 1993) Compared to the Prior Year's Comparable Quarter (September 27, 1992)
   For the transition quarter ended September 26, 1993, sales declined 6.8% from $151.7 million for the comparable prior year quarter's sales to $141.5 million.
   The sales decrease was primarily due to apparel market conditions with total apparel sales declining 8.8% from $89.6 million to $81.7 million. More specifically, swimwear print sales decreased by 38% due to a weaker demand for swimwear; warp knit sales declined by 3.7% due to reduced demand for garment linings; and circular knit sales declined by 8.3% due largely to continued weakness in plain jersey fabrics and prepared for garment dye fabrics typically purchased by specialty catalog retailers. European sales also reflected a significant decline of 18.9% during the transition quarter from $21.2 million for the comparable prior year quarter to $17.2 million.
However, this decrease was due almost exclusively to a strengthening of the value of the U.S. dollar exchange rate against the British pound. On an exchange-adjusted basis, sales were flat. The mix in Europe continued to move towards automotive fabrics and away from apparel fabrics.
   In the Automotive Business Unit, sales increased 4.1% during the transition quarter from $39.0 million to $40.6 million with sales of headliner and bodycloth fabrics increasing approximately 8.5% and home furniture sector sales decreasing 25% from the prior year due to weak furniture sales at retail.
   Margins for the transition quarter of 16.2% compared unfavorably to the prior year's quarter of 18.9%. Primary factors contributing to this decline include reduced swimwear print sales (which carry higher margins due to the Lycra content and higher value added prints), higher depreciation expense included in cost of sales (associated with the increased capital spending in fiscal 1993) and the initial start-up costs related to the expansion of the Fuquay-Varina fibers plant (to increase production capabilities of proprietary Guilford yarns).
   Selling and administrative expenses increased 8.1% during the transition quarter to $17.3 million from last year's $16.0 million. The increase reflects the prior year trend of increased research and development expenditures and an increase in expenses associated with the "Total Quality and Excellence" program designed to improve operating procedures throughout the Company.
   During the transition quarter, the Company recorded restructuring and other costs of $5.4 million ($3.2 million after taxes). This charge resulted from the shutdown of the wide-width printing facility in Greensboro, North Carolina and the transfer of those printing operations to the Company's joint venture partner in Schenectady, New York; the write down of equipment and redundancy costs associated with the restructuring of European operations to phase out the manufacturing of apparel fabrics by outsourcing the knitting and finishing;
and severance accruals for early retirements.
   Increased borrowings, necessitated by the high capital expenditures during fiscal 1993 and primarily related to the issuance of $75.0 million of senior, unsecured notes in January, 1993, resulted in an increase in interest expense during the transition quarter of $.7 million to $2.5 million compared with $1.8 million in the prior year.
   The effective income tax benefit rate was 56.3% in the transition quarter compared with an effective income tax rate of 35.2% in the comparable quarter of the prior year. The transition quarter benefit rate reflects a benefit higher than the statutory rate due primarily to the utilization of low income housing credits.
   As a result of the above, the Company incurred a loss (before the cumulative effect of the change in accounting principle) during the transition quarter of $1.1 million, or $.08 per primary share, compared with income in the prior year's comparable quarter of $6.8 million, or $.50 per primary share. Before the effects of the charge for restructuring and other costs, the transition quarter had income (before the cumulative effect of the change in accounting principle) of $2.1 million, or $.15 per primary share.
   The cumulative effect on prior years of the change in accounting principle in the transition quarter resulted from the required adoption of SFAS No. 109, "Accounting for Income Taxes". As a result, net income for the transition quarter was $2.0 million, or $.15 per primary share.

1993 Compared to 1992 - Guilford's worldwide sales increased $39.5 million, or 6%, primarily due to new product offerings and increasing market share of existing automotive, circular knit apparel and warp knit microdenier fabrics. As adjusted for the effect of the disposition of Rosewood Fabrics in 1992, comparable sales increased nearly 10%.
   In the Apparel Home Fashions Business Unit, warp knit sales in robewear, shapewear, ready-to-wear and home fashions grew while the more mature sleepwear, lingerie and solid swimwear sales declined to produce an overall 3% sales growth during fiscal 1993. Circular knit sales increased $16.1 million, or 24% despite sluggish and competitive market conditions. The increase is due primarily to increased volume of Lycra and Lycra-containing fabric sales in the ready-to-wear, sleepwear and swimwear product lines. The sale of Rosewood Fabrics in 1992 represented a change in orientation away from purchased woven goods towards Guilford's own internal wide-width circular knit production. This change affected sales of ladieswear prints which declined $16.9 million, or 73%.
   Guilford's worldwide Automotive Business Unit continued to reflect strong gains in sales in 1993 with a growth of $26.0 million, or 12%, from the prior year level. In the U.S., sales to OEMs amounted to $128.5 million, an increase of $13.1 million or 36.3%, which was aided by Ford's push to make the Taurus model the number one selling car in the United States. Bolster, headliner and bodycloth sales were favorably impacted by higher market share and increased car build. On a unit basis, European sales increased slightly due to the introduction of new automotive headliner products although, due to foreign exchange fluctuations, recorded sales declined by $5.4 million.

   Cost of goods sold in 1993, expressed as a percentage of net sales, was 81.3% and equal to 1992 despite difficult market conditions. The margin pressure from a very competitive market for apparel goods at the retail level coupled with higher synthetic yarn costs were offset by improved operating efficiencies and a higher value added product mix.
   Selling and administrative expenses increased to $70.2 million (10.7% of sales) for 1993 versus $65.7 million (10.7% of sales) in 1992. The increase in absolute dollars of expenses is attributable to various factors, including an increase in the provision for doubtful accounts due to two large customer bankruptcies, an increase in research and development expenditures and an increase in expenses associated with the "Total Quality and Excellence" program designed to improve operating procedures throughout the Company. These cost increases were offset in part by continuing cost containment programs and lower current year compensation provisions which are based on targeted earnings.
   Interest expense increased $1.2 million to $8.2 million in 1993 primarily as a result of additional short-term borrowings to meet capital expenditure and seasonal working capital requirements.
   Other expense, net of income, decreased $4.1 million to $.4 million in 1993. Expenses in 1992 were higher due to losses recognized on the disposal of property.
   The effective income tax rate was 34.2% compared with 27.0% in 1992. The 1992 income tax provision was favorably affected by the write off of negative goodwill resulting from the disposition of certain assets related to the 1985 purchase of TRT Corporation.
   Net income rose to $28.9 million, or $2.11 per primary share, in 1993 compared to $24.9 million, or $1.85 per primary share in 1992 on slightly higher equivalent outstanding shares.


Liquidity and Capital Requirements
At the end of fiscal 1994, cash and cash equivalents of $6.1 million were available for future capital and other needs.
   The assets and liabilities of the Mexican affiliate have been included in the October 2, 1994 balance sheet. At year-end, the addition of the Mexican affiliate resulted in a net working capital increase of $2.0 million, property of $18.6 million and long-term liabilities of $3.9 million.
Cash provided by operations increased in fiscal 1994 compared to fiscal 1993 due to slight increases from working capital changes and adjustments for non-cash items such as the depreciation increase of $12 million and deferred income tax provision increase of approximately $6 million.
   Gross receivables increased $21 million, inventory increased $1 million and accrued liabilities increased $6 million not considering the impact of the Mexican acquisition. The strong sales in the fourth quarter of 1994 ($207.3 million) versus the transition quarter ($141.5) caused the receivables to increase dramatically. Higher cash collections partially offset the sales increase. The change in fiscal year results in the accumulation of additional accurals when comparing the year ended October 2, 1994 to the quarter ended September 26, 1993.
   Net property increased $22.5 million from the transition quarter ended September 26, 1993 (including the addition of $18.6 million through the Mexican acquisition).

Capital expenditures were $47.7 million during 1994, $23.8 million in the transition quarter, $102.2 million in 1993 and $35.8 million in 1992. In fiscal 1993, management commenced its plan to expand the Fibers operations to increase capability for proprietary yarn production, broaden automotive technologies through the addition of woven velour looms, and upgrade equipment for operational efficiency improvements. In 1994, Guilford continued to modernize equipment and increase capacity to support new, innovative products. Expenditure levels for the next two years are expected to approximate depreciation expense.
   Long-term debt increased to $164.6 million at October 2, 1994 compared to $146.7 million at September 26, 1993 primarily as a result of the issuance of $20.0 million of senior, unsecured long-term notes which bear interest at 7.49%. The proceeds were used to fund the Mexico acquisition, to repay certain other debt obligations, and for general corporate purposes.
   A $25.0 million revolving line of credit facility was established in fiscal 1993 in order to maintain flexibility with the Company's seasonal working capital needs. To further supplement its working capital requirements, the Company has available, uncommitted short-term bank lines of credit aggregating $100 million and additionally can receive advances against its factored accounts receivable. Management believes that the Company's strong financial position and operating performance would allow access to necessary capital from both the debt and equity markets.
   During the next five years management believes that its cash requirements for working capital, capital expenditures, dividends, interest and debt repayments will continue to be met through internally generated sources and utilization of available borrowing sources. In line with management's desire to better position itself to consider acquisition opportunities and to make strategic capital investments, management intends to continue examining near and long-term alternatives to strengthen its balance sheet. Such alternatives may include equity or debt financing.


Inflation
The Company believes that the relatively moderate inflation rate of the 1990's has not impacted its operations.


Contingencies and Future Operations
Since January 1992, the Company has been involved in discussions with the United States Environmental Protection Agency ("EPA") regarding remedial actions at its Gold Mills, Inc. ("Gold") facility in Pine Grove, Pennsylvania which was acquired in October 1986. Between 1988 and 1990, the Company implemented a number of corrective measures at the facility in conjunction with the Pennsylvania Department of Environmental Resources and incurred approximately $3.5 million in costs. Subsequently, through negotiations with the EPA, Gold entered into a Final Administrative Consent Order with the EPA, effective October 14, 1992. Pursuant to such order, Gold will perform (i) certain measures designed to prevent any potential threats to the environment at the facility, (ii) an investigation to fully determine the nature of any release of hazardous substances at the facility and (iii) a study to evaluate alternatives for any corrective action which may be necessary at the facility. The failure of Gold to comply with the terms of the Consent Order may result
in the imposition of monetary penalties against Gold.   In the fourth
quarter of 1992, a pre-tax charge of $8.0 million was provided for the estimated future cost of the additional remediation and is included in restructuring and other costs in the 1992 statement of income. The Company initiated litigation against the former stockholders and other parties involved in the sale of Gold to the Company. The parties have reached a settlement. No recovery has been recognized in the Company's statement of income as a result of the settlement.
   During the fourth quarter of 1992, the Company also received a Notice of Violation from the North Carolina Division of Environmental Management concerning ground water contamination on or near one of its North Carolina facilities. The Company has voluntarily agreed to allow the installation of monitoring wells at the site to determine the source of the contaminants, but denies that such contaminants originated from the Company's operations or property. An additional pre-tax charge of $1.3 million was provided in the fourth quarter of 1992 to reflect the estimated future costs of monitoring this and other environmental matters, including the removal of underground storage tanks at the Company's facilities. Such amount is included in restructuring and other costs in the 1992 statement of income. At October 2, 1994, environmental accruals amounted to $7.2 million of which $6.2 million is non-current and is included in other deferred liabilities in the balance sheet.
   The Company also is involved in various litigation arising in the ordinary course of business. Although the final outcome of these legal and environ-mental matters cannot be determined, based on the facts presently known, it is management's opinion that the final resolution of these matters will not have a material adverse effect on the Company's financial position, future results of operations and future liquidity.


Outlook
The future is optimistic for Guilford as it moves forward with new innovative products. For Apparel Home Fashions, sales growth is expected due to new products such as the diaper closure system, the looped fabric component to install carpets, Lycra-satins, spacer fabric for shoe linings and the medical incontinent pad.
   In the automotive industry, with a growing car build, worldwide sourcing opportunities enhanced by the Company's presence in Europe and Mexico, increased placements in the woven velour fabrics, significant Ford "World Car" selections, and diverse product offerings, the Company also expects continued sales growth.
   Many manufacturers who use Guilford's fabrics in both the apparel and automotive sectors are seeking to reduce costs. In addition, the markets are subject to competition from imported garments. However, through diversity, innovation and technology, the Company will continue to focus its efforts on providing high quality, innovative products, with excellent customer service at the lowest cost and expects to maintain its competitive position in its markets.

COMMON STOCK MARKET PRICES AND DIVIDENDS

                                                   Fiscal 1994
Quarter                                   High         Low         Dividends
  First                                 $ 23 7/8     $ 18 7/8         $.15
  Second                                  24 1/8       21 1/4          .15
  Third                                   23 5/8       20 3/8          .15
  Fourth                                  21 5/8       18 1/2          .15

    Year                                $ 24 1/8     $ 18 1/2         $.60

                                                Transition Quarter
Quarter                                   High         Low         Dividends
                                        $ 22 5/8     $ 19 3/4         $.15


                                                    Fiscal 1993
Quarter
                                          High         Low         Dividends
  First                                 $ 26 3/8     $ 20 3/8         $.15
  Second                                  26 1/2       17 3/4          .15
  Third                                   28           24              .15
  Fourth                                  27 1/4       21 5/8          .15

    Year                                $ 28         $ 17 3/4         $.60


  The high and low stock market prices are as reported on the New York Stock Exchange which is the principal market for the Company's common stock. On December 2, 1994 there were 557 stockholders of record.
  The Company's debt agreements contain restrictions (based on retained earn-ings) with respect to payments of cash dividends as more fully discussed in
Note 6 of the Notes to Consolidated Financial Statements. Based on continued favorable future operations and the present level of available retained earnings, management anticipates continuing its current dividend policies.


Annual Stockholders' Meeting

The Company's 1994 annual meeting of stockholders will be held at 10:00 a.m. on Thursday, February 2, 1995 at Joseph S. Koury Convention Center, 3121 High Point Road, Greensboro, North Carolina.

Guilford Mills, Inc.
Consolidated Balance Sheets
October 2, 1994, September 26, 1993 and June 27, 1993

(In thousands except share data)

                                     October 2,     September 26,    June 27,
                                        1994            1993           1993
Assets
Cash and cash equivalents             $  6,110       $  4,912       $ 17,881
Accounts receivable                    146,294        113,819        132,559
Inventories (Note 3)                   105,735         98,064         82,540
Prepaid income taxes
  (Note 7)                               2,016          5,354         11,721
Other current assets                     3,814          3,910          3,937
     Total current assets              263,969        226,059        248,638
Property, net (Note 4)                 242,510        219,964        204,948
Cash surrender value of
  life insurance, net of
  policy loans (Note 8)                 36,715         34,628         33,864
Other                                   22,144         19,655         19,292
     Total assets                     $565,338       $500,306       $506,742
Liabilities
Short-term borrowings (Note 6)        $ 21,422       $ 26,598       $  5,439
Current maturities of
  long-term debt (Note 6)                3,284          2,778          2,778
Accounts payable                        49,673         44,646         55,745
Accrued liabilities (Note 5)            36,425         25,271         32,682
     Total current liabilities         110,804         99,293         96,644
Long-term debt (Note 6)                164,611        146,736        147,430
Deferred income taxes (Note 7)          16,209          7,738         18,410
Other deferred liabilities (Note 8)     25,468         24,585         24,519
Minority interest (Note 2)               4,186            ---            ---
     Total liabilities                 321,278        278,352        287,003
Commitments and Contingencies
  (Notes 9 and 10)
Stockholders' Investment
  (Notes 6 and 9)
Preferred stock, $1 par; 1,000,000
  shares authorized, none issued           ---            ---            ---
Common stock, $.02 par; 40,000,000 shares
  authorized, 19,629,199 shares issued,
  13,984,037 shares outstanding
  at October 2, 1994, 13,845,854 shares
  outstanding at September 26, 1993 and
  13,830,479 shares outstanding at
  June 27, 1993                            393            393            393
Capital in excess of par                34,455         33,581         32,413
Retained earnings                      260,705        244,006        244,066
Foreign currency translation loss       (3,661)        (5,536)        (6,396)
Unamortized stock compensation          (2,802)        (5,137)        (5,259)
Treasury stock, at cost (5,645,162
  shares at October 2, 1994,
  5,783,345 shares at September 26,
  1993 and 5,798,720 shares at
  June 27, 1993)                       (45,030)       (45,353)       (45,478)
     Total stockholders' investment    244,060        221,954        219,739
     Total liabilities and
       stockholders' investment       $565,338       $500,306       $506,742

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

Guilford Mills, Inc.
Consolidated Statements of Income
For the Year Ended October 2, 1994, the Transition Quarter from June 28, 1993 to September 26, 1993, the Years Ended June 27, 1993 and June 28, 1992

(In thousands except per share data)

                               October 2,  September 26,  June 27,  June 28,
                                  1994         1993         1993      1992
                               (53 Weeks)   (13 Weeks)  (52 Weeks) (52 Weeks)
Net Sales                       $703,700     $141,450    $654,435   $614,905

Costs and Expenses:
  Cost of goods sold             585,244      118,548     531,892    499,814
  Selling and administrative      66,566       17,311      70,152     65,726
  Restructuring and other
    costs (Note 12)                  ---        5,377         ---      3,837

                                 651,810      141,236     602,044    569,377

Operating Income                  51,890          214      52,391     45,528

Other Expense:
  Interest Expense                12,428        2,536       8,155      6,990
  Other Expense                      551          165         384      4,480
                                  12,979        2,701       8,539     11,470

Income (Loss) Before Income
  Taxes and Cumulative
  Effect of Change In
  Accounting Principle            38,911       (2,487)     43,852     34,058
Income Tax Provision
  (Benefit) (Note 7)              13,787       (1,400)     15,000      9,200
Income (Loss) Before
  Cumulative Effect of Change
  In Accounting Principle         25,124       (1,087)     28,852     24,858
Cumulative Effect on Prior
  Years of Change in Accounting
  Principle (Note 7)                 ---        3,100         ---        ---
Net Income                       $25,124       $2,013    $ 28,852   $ 24,858

Income (Loss) Per Share
  Before Cumulative Effect
  of Change in Accounting
  Principle:
  Primary                          $1.82        $(0.08)     $2.11      $1.85
  Fully Diluted                     1.71         (0.08)      1.96       1.73

Net Income Per Share:
  Primary                          $1.82        $  .15      $2.11      $1.85
  Fully Diluted                     1.71           .15       1.96       1.73

The accompanying notes to consolidated financial statements are an integral part of these statements.

Guilford Mills, Inc.
Consolidated Statements of Stockholders' Investment
For the Year Ended October 2, 1994, the Transition Quarter from June 28, 1993 to September 26, 1993, the Years Ended June 27, 1993 and June 28, 1992

(In thousands except share data)

                                              Foreign
                       Capital in             Currency   Unamortized
               Common  Excess of   Retained  Translation   Stock     Treasury
               Stock      Par      Earnings  Gain (Loss) Compensation  Stock
Balance, June
 30, 1991       $262    $24,689    $206,345   $ (2,546)   $ (2,860)  $(47,832)
 Three-for-two
  stock split    131       (133)         --         --          --         --
 Issuance of
  201,000 shares
  of treasury
  stock and
  vesting of
  3,000 shares
  under the
  restricted
  stock plan,
  less forfeitures
  of 27,000
  shares          --      2,044           --        --      (3,339)     1,295
 Compensation
  under restricted
  stock plan      --         --           --        --         605         --
 Issuance of
  74,222 shares
  of treasury
  stock under
  employee stock
  ownership
  plan            --       (571)          --        --          --        571
 Shares to be
  issued in fiscal
  1993 under
  employee stock
  ownership plan  --       3,334           --        --          --        --
 Issuance of
  19,760 shares
  of treasury
  stock for
  options
  exercised       --         203           --        --          --        86
 Foreign currency
  translation
  gain            --          --           --     6,717          --        --
 Cash dividends
  ($.57
  per share)      --          --       (7,689)       --          --        --
 Net income       --          --       24,858        --          --        --
Balance, June
 28, 1992        393      29,566      223,514     4,171      (5,594)  (45,880)
 Issuance of
  71,422 shares
  of treasury
  stock and
  vesting of
  14,000 shares
  under the
  restricted
  stock plan,
  less forfeitures
  of 91,500
  shares          --       1,264           --        --       (313)      (951)
 Compensation
  under restricted
  stock plan      --          --           --        --        648         --
 Issuance of
  134,722 shares
  of treasury
  stock under
  employee stock
  ownership
  plan            --      (1,038)          --        --         --      1,038
 Shares to be
  issued in
  fiscal 1994
  under
  employee stock
  ownership
  plan            --       2,489           --        --         --         --
 Issuance of
  40,750 shares
  of treasury
  stock for
  options
  exercised       --         132           --        --         --        315
 Foreign currency
  translation
  loss            --          --           --   (10,567)        --         --
 Cash dividends
  ($.60 per
  share)          --          --       (8,300)       --         --         --
 Net income       --          --       28,852        --         --         --
Balance, June
 27, 1993        393      32,413      244,066    (6,396)    (5,259)   (45,478)
 Issuance of
  10,000 shares
  of treasury
  stock under
  the restricted
  stock plan      --         123           --        --       (201)        78
 Compensation
  under
  restricted
  stock plan      --          --           --        --        323         --
 Shares to be
  issued in
  fiscal 1994
  under employee
  stock
  ownership
  plan            --       1,030           --        --         --         --
 Issuance of
  5,375 shares
  of treasury
  stock for
  options
  exercised       --          15           --        --         --         47
 Foreign currency
  translation
  gain            --          --           --       860         --         --
 Cash dividends
  ($.15 per
  share)          --          --       (2,073)       --         --         --
 Net income       --          --        2,013        --         --         --
Balance, September
 26, 1993        393      33,581      244,006    (5,536)    (5,137)   (45,353)
 Vesting of
  72,400 shares
  under the
  restricted
  stock plan,
  less forfeitures
  of 76,104
  shares          --          --          --         --      1,351     (1,351)
 Compensation
  under
  restricted
  stock plan      --          --          --         --        984         --
 Issuance of
  160,537
  shares of
  treasury
  stock under
  employee
  stock
  ownership
  plan            --      (1,260)         --         --         --      1,260
 Shares to be
  issued in
  fiscal 1995
  under
  employee
  stock
  ownership
  plan            --       2,033          --         --         --         --
 Issuance of
  54,000
  shares of
  treasury
  stock for
  options
  exercised       --         101          --         --         --        414
 Foreign currency
  translation
  gain            --          --          --      1,875         --         --
 Cash dividends
  ($.60 per
  share)          --          --      (8,425)        --         --         --
 Net income       --          --      25,124         --         --         --
Balance, October
 2, 1994        $393     $34,455    $260,705    $(3,661)   $(2,802)  $(45,030)

The accompanying notes to consolidated financial statements are an integral part of these statements.

Guilford Mills, Inc.
Consolidated Statements of Cash Flows
For the Year Ended October 2, 1994, the Transition Quarter from June 28, 1993 to September 26, 1993, the Years Ended June 27, 1993 and June 28, 1992

(In thousands)

                             October 2,   September 26,  June 27,    June 28,
                                1994         1993          1993        1992
                             (53 Weeks)   (13 Weeks)    (52 Weeks)  (52 Weeks)
Cash Flows From
 Operating Activities:
 Net income                    $25,124      $ 2,013      $28,852      $24,858
 Non-cash items included
  in net income --
  Depreciation and
   amortization                 40,282        9,466       28,284       26,813
  (Gain) loss on
   disposition of property         605          111       (1,370)       1,875
  Deferred (prepaid)
   income taxes                  5,715       (1,045)        (100)      (1,800)
  Increase in cash surrender
   value of life insurance      (2,087)        (764)      (3,103)      (4,527)
  Restructuring and
   other costs                     ---        5,377          ---        3,837
  Cumulative effect on prior
   years of change in accounting
   principle                       ---       (3,100)         ---          ---
  Compensation earned
   underrestricted stock plan      984          323          648          605
  Shares to be issued under
   employee stock ownership plan 2,033        1,030        2,489        3,334
 Changes in assets and
  liabilities --
  Receivables                  (22,474)      18,988      (13,633)      (8,054)
  Inventories                      (85)     (15,277)     (12,507)      (5,848)
  Other current assets             854           65        1,931       (2,202)
  Accounts payable               5,950      (10,827)       9,283        7,200
  Accrued liabilities            4,999      (13,267)       2,000        6,284
 Other                             555         (135)      (1,360)      (1,098)
   Net cash provided (used)
    by operating activities     62,455       (7,042)      41,414       51,277
Cash Flows From Investing
 Activities:
 Additions to property         (47,711)      (23,818)   (102,174)     (35,763)
 Proceeds from disposition
  of property                    2,303           686       2,812        6,739
 Increase in other assets       (4,515)       (1,112)       (864)      (3,188)
 Purchase of business,
  net of cash acquired
  (Note 2)                      (9,868)          ---         ---          ---
  Net cash used in investing
   activities                  (59,791)      (24,244)   (100,226)     (32,212)
Cash Flows From Financing
 Activities:
  Minority interest                195           ---         ---          ---
  Short-term borrowings
   (repayments), net           (11,300)       21,029       1,788       (8,169)
 Payments of long-term debt     (2,801)         (694)     (6,806)      (3,485)
 Proceeds from issuance of
  long-term debt                20,000           ---      75,000          ---
 Cash dividends                 (8,425)       (2,073)     (8,300)      (7,689)
 Common stock options
  exercised                        515            62         447          289
  Net cash provided (used)
    by financing activities     (1,816)       18,324       62,129     (19,054)

Effect of Exchange Rate
 Changes on Cash and
 Cash Equivalents                  350            (7)      (1,339)      1,578

Net Increase (Decrease) In
 Cash and Cash Equivalents       1,198       (12,969)       1,978       1,589

Beginning Cash and
 Cash Equivalents                4,912        17,881       15,903      14,314

Ending Cash and Cash
 Equivalents                   $ 6,110       $ 4,912      $17,881     $15,903

The accompanying notes to consolidated financial statements are an integral part of these statements.

Notes To Consolidated Financial Statements
(In thousands except share data)

1. Description of Business and Summary of Significant Accounting Policies:
Description of Business -- The Company produces, processes and sells warp and circular knit fabrics and woven velours. The Company sells its finished fabrics to customers who manufacture a broad range of apparel, automotive and home furnishings products. During 1994 and the transition quarter, no single customer accounted for 10% or more of net sales. One customer accounted for 13% of net sales during 1993. No customer accounted for 10% or more of net sales during 1992.

Principles of Consolidation -- The consolidated financial statements include the accounts of Guilford Mills, Inc. and its majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Minority Interest - Minority interest represents the minority stockholders' proportionate share of the equity of Grupo Ambar, S.A. de C.V. At October 2, 1994 the Company owned 75% of the capital stock of Grupo Ambar.

Reclassifications - For comparative purposes, certain amounts in the 1993 and 1992 financial statements have been reclassified to conform with the 1994 presentation.

Cash Equivalents -- All highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. The carrying amount of cash equivalents approximates fair value.

Accounts Receivable -- As of October 2, 1994, September 26, 1993 and June 27, 1993, approximately 37%, 39% and 40%, respectively, of the Company's accounts receivable were factored on a non-recourse basis. The Company performs on-going credit evaluations of its non-factored customers' financial condition and generally does not require collateral. The Company competes primarily in the apparel and automotive industries and sells its products to a multitude of customers in numerous geographical locations throughout the world. There is not a disproportionate concentration of risk. Allowances for doubtful accounts were $8,545, $8,748 and $8,578 at October 2, 1994, September 26, 1993, and June 27, 1993, respectively.

Inventories -- Inventories are carried at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for substantially all inventories.

Property -- Property is carried at cost, and depreciation is provided for financial reporting primarily on the straight-line method. Accelerated methods are used for income tax reporting. Depreciation rates are reviewed annually and revised, if necessary, to reflect estimated remaining useful lives.

Income Taxes -- Deferred or prepaid income taxes are provided for differences in timing of expense and income recognition between tax and financial reporting. United States income taxes are not provided on the income of foreign operations, since such income has been reinvested and is not expected to be repatriated. Undistributed earnings of foreign operations were $14,873 at October 2, 1994, $11,180 at September 26, 1993 and $11,816 at June 27,
1993.

Foreign Currency Translation -- The financial statements of majority owned foreign subsidiaries are translated into dollars at the year-end rate of exchange for asset and liability accounts and the average rate of exchange for income statement accounts. Resulting translation gains or losses are reflected in the foreign currency translation account in the stockholders' investment section of the accompanying balance sheets and do not effect the results of operations.

Revenue Recognition -- The Company recognizes a sale when goods are shipped or when ownership is assumed by the customer.

Per Share Information -- Primary income per share information has been determined by dividing the respective income amounts by the weighted average number of shares of common stock and common stock equivalents outstanding during the periods (13,776,000 in 1994, 13,646,000 in the transition quarter, 13,674,000 in 1993, and 13,465,000 in 1992). Fully diluted income per share information also considers as applicable (i) the dilutive effect assuming that the Company's convertible debentures were converted at the beginning of the year, with earnings being increased by the interest expense, net of taxes, that would not have been incurred had conversion taken place and (ii) an additional dilutive effect for stock options and shares issued under the restricted stock plan. The weighted average number of fully diluted shares of common stock and equivalents was 16,059,000 in 1994, 13,650,000 in the transition quarter, 15,933,000 in 1993, and 15,783,000 in 1992.

Supplemental Cash Flow Information - The Company paid interest of $12,217 during 1994, $5,309 during the transition quarter, $6,317 during 1993 and $5,729 during 1992. The Company paid income taxes of $7,391 during 1994, $3,893 during the transition quarter, $14,558 during 1993 and $10,865 during 1992. Non-cash activities consist of $1,351 in 1994 for the forfeiture of treasury shares under the restricted stock plan and $201 during the transition quarter, $313 in 1993 and $3,339 in 1992 for the issuance of treasury shares under the restricted stock plan, net of shares forfeited under the restricted stock plan.

Change in Fiscal Year - On August 19, 1993, the Board of Directors approved a change in the Company's fiscal year for financial reporting purposes from a fiscal year ending on the Sunday nearest to June 30 to the Sunday nearest to September 30. The change in the fiscal year reflects a natural movement of the manufacturing cycle closer to the needs and desires of the Company's customers. The consolidated financial statements include presentation of the transition quarter beginning on June 28, 1993 and ending on September 26, 1993.

Proforma data for the quarters ended September 26, 1993 and September 27, 1992 consist of the following:


                                                     1993           1992
                                                                 (unaudited)
Net sales                                          $141,450       $151,722
Gross profit                                         22,902         28,623
Operating Income                                        214         12,637
Income tax provision (benefit)                       (1,400)         3,700
Income (loss) before cumulative effect
  of change in accounting principle                  (1,087)         6,818
Cumulative effect on prior years of
  change in accounting principle                      3,100            ---
Net Income                                            2,013          6,818
Income (loss) per share before
  cumulative effect of change in
  accounting principle:
  Primary                                             (0.08)           .50
  Fully Diluted                                       (0.08)           .47
Net Income Per Share:
  Primary                                               .15            .50
  Fully Diluted                                         .15            .47

2. Acquisition of Grupo Ambar, S.A. de C.V. and Subsidiaries
On August 18, 1994, the Company purchased 55% of the outstanding capital stock of Grupo Ambar, S.A. de C.V. and Subsidiaries (Grupo). Additional consideration of up to $3,700,000 may be paid based on Grupo's earnings through December 31, 1995. The acquisition increased the Company's ownership in Grupo to 75%. Grupo is a leading manufacturer of knit textile fabrics in Mexico.
   The Company recorded its equity in the earnings of Grupo through August 18, 1994, and the consolidated statement of income for fiscal 1994 includes the operating results of Grupo thereafter. The minority stockholders' 25% proportionate interest in Grupo's net income after August 18, 1994 is included in other expense in the 1994 statement of income.

3. Inventories:
Inventories at October 2, 1994, September 26, 1993 and June 27, 1993 consist of the following:

                                   October 2,      September 26,      June 27,
                                      1994             1993             1993
Finished goods                      $ 40,455          $ 49,285       $ 40,865
Raw materials and
  work in process                     65,810            57,140         50,151
Manufacturing supplies                12,311            10,285          9,068
Total inventories valued
  at first-in, first-out
  (FIFO) cost                        118,576           116,710        100,084
Less -- Adjustments to
  reduce FIFO cost to
  LIFO cost, net                      12,841            18,646         17,544
    Total inventories               $105,735          $ 98,064       $ 82,540


4. Property:
Property at October 2, 1994, September 26, 1993 and June 27, 1993 consists of the following:


                                   October 2,      September 26,      June 27,
                                       1994             1993             1993
Land                                $ 11,583          $  7,741      $   6,130
Buildings                             85,802            62,707         57,062
Machinery and equipment              415,664           328,660        310,938
Construction in progress               4,557            41,755         43,698
                                     517,606           440,863        417,828
Less -- Accumulated depreciation     275,096           220,899        212,880
  Property, net                     $242,510          $219,964       $204,948


5. Accrued Liabilities:
Accrued liabilities at October 2, 1994, September 26, 1993 and June 27, 1993 consist of the following:

                                   October 2,      September 26,      June 27,
                                      1994             1993             1993
Payroll and related benefits         $18,093           $ 9,566        $14,203
Income taxes                           1,695               654          5,053
Other                                 16,637            15,051         13,426
  Total accrued liabilities          $36,425           $25,271        $32,682


6. Short-Term Borrowings and Long-Term Debt:
The Company traditionally uses short-term bank borrowings to meet seasonal working capital needs. The maximum short-term borrowings during 1994, the transition quarter, 1993 and 1992 were $42,510, $25,347, $35,144, and $18,219, respectively; the average borrowings were $26,279, $10,567, $13,827, and $4,086, respectively; and the weighted average interest rates were 7%, 7%, 4% and 5% (7%, 7%, 4% and 5% for U.S. borrowings), respectively. The Company has no compensating balance requirements.

   Long-term debt at October 2, 1994, September 26, 1993, and June 27, 1993 consists of the following:

                                  October 2,      September 26,      June 27,
                                     1994             1993             1993
Senior, unsecured notes, due
  in annual payments of
  $10,714 from 1997 to 2003,
  interest at 7.569%               $ 75,000          $ 75,000       $ 75,000
Convertible subordinated
  debentures, due in various
  payments from 1999 through
  2012, convertible into common
  stock at $29.50 per share,
  interest at 6%                     66,180            66,180         66,180
Term loan, due in quarterly
  payments of $695 to 1997,
  interest at 8.38%                   5,556             8,334          9,028
Senior, unsecured notes, due in
  1999, interest at 7.49%            20,000               ---            ---
Other                                 1,159               ---            ---
                                    167,895           149,514        150,208
Less -- Current maturities            3,284             2,778          2,778
   Total                           $164,611          $146,736       $147,430


   On May 20, 1994, the Company issued an additional $20,000 of senior, unsecured long-term notes to certain institutional investors. The notes bear interest at a rate of 7.49% per annum and will mature on May 20, 1999. The proceeds were used to fund the Mexico acquisition, to repay certain other debt obligations, and for general corporate purposes.
   During 1993, the Company entered into an unsecured revolving credit agreement which matures on May 1, 1996 and provides for borrowings of up to $25,000. The agreement provides for various interest rates based on the prime rate or LIBOR at the Company's option. No borrowings were outstanding under this facility at October 2, 1994.
   The fair value of the Company's publicly traded convertible subordinated debentures at October 2, 1994, September 26, 1993 and June 27, 1993 approximated $59,562, $63,036 and $64,856, respectively, based upon the quoted market price of the issue. The fair value of the remaining long-term debt of the Company approximates the carrying value.
   Annual maturities of long-term debt for the next five years are $3,284 in 1995, $3,132 in 1996, $14,804 in 1997, $14,534 in 1998 and $34,520 in 1999.

   Under the terms of the Company's debt agreements, $31,615 of retained earnings as of October 2, 1994 is available for the payment of cash dividends. Certain requirements and restrictions apply to future indebtedness, stockholders' investment, tangible net worth, net current assets and investments. As of October 2, 1994, the Company was in compliance with all covenants under its debt agreements.

7. Income Taxes:
Effective June 28, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes", utilizing the prospective adoption method. As a result, a benefit of $3,100 was recognized during the transition quarter ended September 26, 1993 for the cumulative effect on prior years of the change in accounting principle. As of June 28, 1993, the Company recorded an adjustment of $11,728 to reduce its deferred income tax liabilities, partially offset by a reduction in its prepaid income taxes of $8,628, for a net reduction the Company's net deferred income tax liabilities of $3,100.
   The net deferred income tax liability is comprised of the following:

                                  October 2,      September 26,      June 28,
                                     1994             1993             1993
Assets                             $ 22,191          $ 22,856       $ 19,797
Liabilities                         (36,384)          (25,240)       (23,386)
    Total                          $(14,193)         $ (2,384)      $ (3,589)


   No valuation allowances against deferred income tax assets were recorded at October 2, 1994, September 26, 1993 or June 28, 1993.
   Temporary differences and carryforwards which gave rise to significant deferred income tax assets (liabilities) as of October 2, 1994, September 26, 1993 and June 28, 1993 were as follows:

                                  October 2,      September 26,      June 28,
                                     1994             1993             1993
Current prepaid (deferred)
  income taxes:
Allowances for doubtful accounts   $  3,028          $  3,219       $  3,220
Inventory valuation differences      (2,941)               --             --
Accrued restructuring and
  other costs                           420             1,867             --
Prepaid healthcare costs               (413)           (1,037)          (724)
Accrued expenses not currently
  deductible for tax                    639               830            739
General business credit carry-
  forwards (expire 2005-2009)         1,571               524            210
Accrued environmental expenses          402               402            402
Other, net                             (690)             (451)          (754)
    Total current prepaid
     income taxes                  $  2,016          $  5,354       $  3,093
Long-term prepaid (deferred)
  income taxes:
Property                           $(28,896)         $(22,036)      $(20,597)
Accrued pension and other
  employee benefits                   6,263             7,239          7,702
Alternative minimum and other
  tax credit carryforwards
  (no expiration)                     6,329             5,434          4,449
Accrued environmental expenses        2,286             3,114          3,242
Investments in limited partnerships  (2,083)           (1,267)        (1,249)
Other, net                             (108)             (222)          (229)
    Total long-term deferred
     income taxes                  $(16,209)         $ (7,738)      $ (6,682)


   The provision (benefit) for income taxes consists of the following elements:

                         October 2,     September 26,    June 27,    June 28,
                            1994            1993           1993        1992
Currently payable
 (refundable):
 U.S. Federal             $ 4,718          $  318        $10,600     $ 7,700
 State                        803              87          2,800       2,600
 Foreign                    2,196            (792)         1,700         700
Deferred payable
 (prepaid):
 U.S. Federal               5,632          (1,179)           100      (1,000)
 State                        747            (207)            --        (600)
 Foreign                     (309)            373           (200)       (200)
                          $13,787         $(1,400)       $15,000     $ 9,200


   The tax provision as a percent of pre-tax income differs from the statutory U.S. Federal rate for the following reasons:

                         October 2,     September 26,    June 27,    June 28,
                            1994            1993           1993        1992
Statutory U.S. Federal
 income tax rate            35.0%         (35.0)%          34.5%       34.0%
State income taxes,
 net of Federal
 income tax reduction        4.1           (3.4)            4.6         3.9
Tax credits                 (3.1)         (12.6)           (2.9)       (3.6)
Foreign Sales
 Corporation                (1.3)          (6.2)           (1.4)       (1.4)
Write-off of negative
 goodwill (Note 12)           --             --              --        (6.3)
Other                        0.7            0.9            (0.6)        0.4
Effective income tax rate   35.4%         (56.3)%          34.2%       27.0%


8. Benefit Plans:
Guilford Mills, Inc. has a noncontributory defined benefit plan for the majority of its hourly employees. Gold Mills, Inc., a wholly owned subsidiary, also has a noncontributory defined benefit plan and a multi-employer pension plan covering the majority of its employees. The financial status of the domestic defined benefit plans at October 2, 1994, September 26, 1993 and June 27, 1993 is as follows:

                                  October 2,      September 26,      June 27,
                                     1994             1993             1993
Fair value of plan assets,
  primarily marketable
  securities, short-term
  investment funds and
  insurance company contracts       $16,631           $13,833        $13,833
Accumulated benefit
  obligation, including vested
  benefits of $16,085, $14,526
  and $12,158                        16,456            14,964         12,485
Additional benefits based on
  estimated future salary levels      4,035             3,037          3,159
Projected benefit obligation         20,491            18,001         15,644
Projected benefit obligation
  in excess of plan assets           (3,860)           (4,168)        (1,811)
Unrecognized net loss                 5,948             6,201          2,990
Unrecognized net transitional
  asset                              (2,742)           (2,932)        (3,068)
Accrued pension liability           $  (654)          $  (899)       $(1,889)


   The projected benefit obligation has been determined for 1994 using an assumed discount rate of 7.25% and an assumed long-term rate of salary progression of 4%. The assumed long-term rate of return on plan assets is 9%. For the transition quarter and the fiscal year ended 1993, the projected benefit obligation has been determined using an assumed discount rate of 8%, and an assumed long-term rate of salary progression of 5%. The assumed long-term rate of return on plan assets is 8%.
   Guilford Europe Limited, a wholly owned subsidiary, has a defined benefit pension plan with an actuarial present value of accumulated plan benefits of $9,070 and net assets available for plan benefits of $9,081 as of December 31, 1993. The present value of plan benefits for Guilford Europe Limited was determined using an assumed discount rate of 8.5% and an assumed long-term rate of salary progression of 7%. The assumed long-term rate of return on plan assets was 8.5%.
   Pension expense includes the following components:

                         October 2,     September 26,    June 27,    June 28,
                            1994            1993           1993        1992
Domestic defined
 benefit plans:
 Service cost --
  benefits earned
  during the period        $ 1,036         $ 259        $   857        $ 701
 Interest on projected
  benefit obligation         1,293           323          1,097          838
 Actual return on
  plan assets               (1,358)          (90)        (1,238)        (990)
 Net amortization
  and deferral                 165          (208)           149         (255)
                             1,136           284            865          294
Domestic multi-
 employer plan                 238            74            220          187
Foreign defined
 benefit plan                  306           101            441          456
    Total                  $ 1,680         $ 459        $ 1,526        $ 937


   The Company maintains defined contribution plans for certain officers and salaried employees. Contributions under these plans are determined by the Board of Directors. During 1994, the transition quarter, 1993 and 1992, the annual provisions under the defined contribution plans were $2,543, $762, $1,947 and $1,681, respectively.
   The Company also maintains deferred compensation plans for certain officers and salaried employees. These plans are funded through life insurance and are being provided for currently. During 1994, the transition quarter, 1993 and 1992, the annual provisions under these plans were $1,882, $558, $1,864, and $2,210, respectively. The liability for deferred compensation was $16,764 at October 2, 1994, $16,404 at September 26, 1993 and $16,266 at June 27, 1993 and
is included in other deferred liabilities in the accompanying balance sheets.

9. Capital Stock and Stock Compensation:
The Company's common stock was split on a three-for-two basis in January 1992 (and was effected in the form of a 50% stock dividend). All common stock and per share information have been restated to reflect the effect of this split.
   The Company has a stock option plan for key employees and directors covering 661,308 shares of common stock. Options granted may be either incentive stock options or non-qualified options. Under the terms of the plan, the purchase price of shares subject to each incentive option granted will not be less than fair market value at the date of grant. Incentive options granted are exercisable over a three-year period commencing two years after the date of grant. Non-qualified options are exercisable over a three-year period commencing in the year of the grant. Option activity under the plan is as follows:

                                   Number of
                                     Shares                 Exercise Price
                                  Under Option                 Per Share
Balance, June 30, 1991               554,601                 9.33 to 20.75
Granted                              356,500                13.67 to 24.38
Exercised                            (19,760)               15.00 to 20.75
Forfeited                            (69,215)                9.33 to 17.00
Cash redemption                     (264,251)                    15.00

Balance, June 28, 1992               557,875                 9.33 to 24.38
Granted                               48,750                22.13 to 25.50
Exercised                            (40,750)                9.33 to 22.13
Forfeited                            (39,250)                9.33 to 25.50

Balance, June 27, 1993               526,625                 9.33 to 24.50
Granted                                2,000                     21.00
Exercised                             (5,375)                9.33 to 13.67

Balance, September 26, 1993          523,250                 9.33 to 24.50
Granted                               30,000                     20.19
Exercised                            (54,000)                9.33 to 13.67
Forfeited                            (58,250)                9.33 to 24.50

Balance, October 2, 1994             441,000                 9.33 to 24.50


   These options expire at various dates through fiscal 1999. Incentive options exercisable at October 2, 1994, September 26, 1993 and June 27, 1993 were 48,750, 55,417 and 26,625, respectively. Non-qualified options exercisable at October 2, 1994, September 26, 1993 and June 27, 1993 were 83,333, 45,417 and 43,750, respectively.
   The Company has reserved 1,500,000 shares of common stock for the 1989 Restricted Stock Plan which covers certain key salaried employees. A total of 397,250 shares are issued and outstanding under the plan at October 2, 1994. These shares carry voting and dividend rights; however, sale of the shares is restricted prior to vesting. Subject to continued employment, vesting occurs three years from the date of grant for 20% of the shares and ten years from the date of grant for the remaining 80% of the shares. The vesting date for the 20% portion occurred on October 2, 1994. Vesting of the 80% portion has been accelerated to vest evenly over the next three years beginning January 2, 1995 given that defined earnings levels were achieved. Dividend payments are being made to an escrow account. Shares issued under the plan are recorded at their fair market value on date of grant with a corresponding charge to stockholders' investment representing the unearned portion of the award.
   The unearned portion is being amortized as compensation expense on a straight-line basis over the related vesting period. Compensation expense totaled $984, $323, $648 and $605 during 1994, the transition quarter,1993 and 1992, respectively.
   Effective July 1, 1990, the Company adopted the Guilford Pride Employee Stock Ownership Plan covering all U.S. full-time employees who have completed one year of service. Awards are made to the plan each year, in the form of shares of the Company's common stock or in cash which is used to purchase shares of the Company's common stock, based on the approval of the Board of Directors and are generally tied to targeted earnings levels achieved during the year. Rights to the stock vest over a seven-year period and vested shares are payable at retirement, death or disability, or termination of employment. Shares of common stock in the plan carry normal voting and dividend rights. Compensation expense for the plan for 1994, the transition quarter, 1993 and 1992 was $2,233, $951, $2,489, and $3,334, respectively and the related obligation at October 2, 1994, September 26, 1993 and June 27, 1993 for shares to be issued is included in capital in excess of par.
   At October 2, 1994, 2,243,390 shares of common stock were reserved for conversion of convertible subordinated debentures.

   The Company has an agreement with two of its directors whereby the Company will, in the event of their death prior to June 22, 1995, purchase common stock of the Company owned by the two directors in the amounts of $5,000 and $4,000. The number of shares purchased will be based on the average market value of the stock for a 20-day period preceding the date of death.
   In 1990, the Board of Directors declared a dividend of one preferred stock purchase right on each outstanding share of the Company's common stock to holders of record on September 7, 1990. If the rights become exercisable, separate certificates evidencing the rights will be distributed and each right will entitle the holder to purchase from the Company a new series of preferred stock at a predefined price. The rights also contain an option to purchase shares in a change of control situation. The preferred stock, in addition to a preferred dividend and liquidation right, will entitle the holder to vote on a pro rata basis with the Company's common stock. The rights are not exercisable until either certain changes in ownership of the Company occur or an announcement of a tender offer for at least 30% of the Company's common stock is made. The rights are redeemable by the Company at a fixed price until 10 days, or longer as determined by the Board, after certain defined events or at any time prior to the expiration of the rights on August 23, 2000 if such events do not occur. As of October 2, 1994, the Company had reserved 300,000 preferred shares as issuable pursuant to these rights. At the present time, the rights have no dilutive effect on the earnings per share calculation.


10. Commitments and Contingencies:
The Company leases certain of its manufacturing and office facilities and equipment under non-cancelable operating leases with remaining terms of up to 22 years. Rent expense under these leases was $4,034 in 1994, $1,013 in the transition quarter, $3,636 in 1993 and $3,712 in 1992.
   At October 2, 1994, future minimum rental payments applicable to these leases are $3,336 in 1995, $3,103 in 1996, $2,566 in 1997, $1,773 in 1998,
$1,773 in 1999 and $16,596 thereafter.
   Since January 1992, the Company has been involved in discussions with the United States Environmental Protection Agency ("EPA") regarding remedial actions at its Gold Mills, Inc. ("Gold") facility in Pine Grove, Pennsylvania which was acquired in October 1986. Between 1988 and 1990, the Company implemented a number of corrective measures at the facility in conjunction with the Pennsylvania Department of Environmental Resources and incurred approximately $3,500 in costs. Subsequently, through negotiations with the EPA, Gold entered into a Final Administrative Consent Order with the EPA, effective October 14, 1992. Pursuant to such order, Gold will perform (i) certain measures designed to prevent any potential threats to the environment at the facility, (ii) an investigation to fully determine the nature of any release of hazardous substances at the facility and (iii) a study to evaluate alternatives for any corrective action which may be necessary at the facility. The failure of Gold to comply with the terms of the Consent Order may result in the imposition of monetary penalties against Gold. In the fourth quarter of 1992, a pre-tax charge of $8,000 was provided for the estimated future cost of the additional remediation and is included in restructuring and other costs in the accompanying 1992 statement of income.
   The Company initiated litigation against the former stockholders and other parties involved in the sale of Gold to the Company. The parties have reached a settlement. No recovery has been recognized in the Company's statement of income as a result of the settlement.
   During the fourth quarter of 1992, the Company also received a Notice of Violation from the North Carolina Division of Environmental Management concerning ground water contamination on or near one of its North Carolina facilities. The Company has voluntarily agreed to allow the installation of monitoring wells at the site to determine the source of the contaminants, but denies that such contaminants originated from the Company's operations or property. An additional pre-tax charge of $1,250 was provided in the fourth quarter of 1992 to reflect the estimated future costs of monitoring this and other environmental matters including the removal of underground storage tanks at the Company's facilities. Such amount is included in restructuring and other costs in the accompanying 1992 statement of income. At October 2, 1994, environmental accruals amounted to $7,185 of which $6,188 is non-current and is included in other deferred liabilities in the accompanying balance sheet.
   The Company is also involved in various litigation arising in the ordinary course of business. Although the final outcome of these legal and environmental matters cannot be determined, based on the facts presently known, it is management's opinion that the final resolution of these matters will not have a material adverse effect on the Company's financial position or future results of operations.


11. Geographic Information:
The accompanying financial statements include the following amounts related to the operations of the Company's subsidiaries in Europe and Mexico:

                           October 2,     September 26,    June 27,    June 28,
                              1994            1993           1993        1992
Net sales                  $ 99,819         $17,195         $88,886    $94,261
Operating income              6,545              93           3,907      2,561
Income before
 income taxes                 5,573             (70)          4,408      1,881
Identifiable assets         100,797          59,496          57,268     65,519


   Information for 1994 includes the operating results of Grupo Ambar, the Company's Mexican subsidiary, from August 18, 1994 (the date of the acquisition of majority ownership control) and forward through year-end.
   Substantially all remaining amounts in the accompanying financial statements relate to operations in the United States.


12. Restructuring and Other Costs:
During the transition quarter, the Company recorded restructuring and other costs of $5,377. This charge resulted from the shutdown and move of the Company's printing facility; the write down of equipment and redundancy costs associated with the restructuring of European operations; and severance accruals for early retirements.
   During the fourth quarter of 1992, a non-cash charge of $9,250 was recorded which relates to the environmental contingencies described in Note 10. In addition, a net gain, including the non-cash write-off of negative goodwill of $5,726, was recorded which relates to the disposition of the Company's Augusta, Georgia facilities and certain other assets related to the 1985 purchase of TRT Corporation which was concluded in the fourth quarter of 1992.


13. Summary of Quarterly Earnings (Unaudited):

1994 Quarter               First           Second         Third       Fourth
Net sales                 $157,576         $155,586     $183,235    $207,303
Gross profit                26,424           23,392       33,002      35,638
Net income                   3,849            3,929        8,934       8,412
Net income per share:
  Primary                      .28              .28          .65         .61
  Fully diluted                .28              .28          .59         .56

Transition Quarter
Net sales                 $141,450
Gross profit                22,902
Income (loss) before
  cumulative effect of
  change in accounting
  principle                 (1,087)
Cumulative effect on prior
  years of change in
  accounting principle
  (Note 7)                   3,100
Net income                   2,013
Loss per share before
  cumulative effect of
  change in accounting
  principle:
  Primary                     (.08)
  Fully diluted               (.08)
Net income per share:
  Primary                      .15
  Fully diluted                .15

1993 Quarter               First           Second         Third       Fourth
Net sales                 $151,722         $157,488     $153,250    $191,975
Gross profit                28,623           27,678       27,368      38,874
Net income                   6,818            5,206        6,143      10,685
Net income per share:
  Primary                      .50              .38          .45         .78
  Fully diluted                .47              .36          .42         .71


Report of Independent Public Accountants


To the Stockholders and Board of Directors of Guilford Mills, Inc.:

   We have audited the accompanying consolidated balance sheets of Guilford Mills, Inc. (a Delaware corporation) and subsidiaries as of October 2, 1994, September 26, 1993 and June 27, 1993, and the related consolidated statements of income, stockholders' investment and cash flows for the year ended October 2, 1994, the transition quarter from June 28, 1993 to September 26, 1993 and the years ended June 27, 1993 and June 28, 1992. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Guilford Mills, Inc. and subsidiaries as of October 2, 1994, September 26, 1993 and June 27, 1993, and the results of their operations and their cash flows for the year ended October 2, 1994, the transition quarter from June 28, 1993 to September 26, 1993 and the years ended June 27, 1993 and June 28, 1992 in conformity with generally accepted accounting principles.
   As explained in Note 7 to the financial statements, effective June 28, 1993, the Company changed its method of accounting for income taxes as required by Statement of Financial Accounting Standards No. 109.


Arthur Andersen LLP
Greensboro, North Carolina,
November 16, 1994
_______________________________________________________________________________
Statement of Management Responsibility


   The management of Guilford Mills, Inc. has the responsibility for the preparation of all information contained in the Annual Report. The financial statements, including footnotes, have been prepared in accordance with generally accepted accounting principles appropriate in the circumstances and include amounts based on the best judgment of management.
   In meeting its responsibilities for the accuracy, integrity and objectivity of data in the financial statements, management maintains a system of internal accounting controls designed to provide reasonable assurance of the reliability of financial records and the safeguarding of assets. This system includes an appropriate division of responsibility and is documented by written policies and procedures that are communicated to employees with significant roles in the financial reporting process and updated as necessary. There are limits inherent in all systems of internal control based on the recognition that the cost of such systems should be related to the benefits to be derived. Management believes the Company's systems provide an appropriate balance.
   The control environment is complimented by an internal auditing program that independently assesses the effectiveness of the internal controls and reports its finding to management throughout the year. The Company's independent accountants are engaged to express an opinion on the Company's financial statements. They objectively and independently review the performance of management in carrying out its responsibility for reporting operating results and financial condition. Their opinion is based on procedures which they believe to be sufficient to provide reasonable assurances that the financial statements contain no material errors.
   The Audit Committee of the Board of Directors, which is comprised solely of directors who are not employees of the Company, is responsible for monitoring the Company's management control and reporting system. The Audit Committee meets with management and the internal auditors periodically to review their activities and responsibilities. The Audit Committee also meets periodically with the independent auditors along with the internal auditors, both of whom have free access to the Audit Committee without management's presence.





Terrence E. Geremski
Vice President/Chief Financial
Officer and Treasurer