Form 10-K, Exhibit 13
period 1995-10-02
GUILFORD MILLS INC
filed 1996-01-02
CIK 44471

                                                                      Exhibit 13

Guilford Mills, Inc.

SELECTED FINANCIAL DATA

                                                        Transition
(In thousands except per share data)                      Quarter
                                1995          1994        1993 (2)       1993           1992          1991           1990
-------------------------------------------------------------------------------------------------------------------------------
 RESULTS OF OPERATIONS
 Net sales                    $782,518      $703,700     $141,450      $654,435       $614,905      $528,778       $544,059
   Income (loss) before
     extraordinary item         33,636        25,124       (1,087)       28,852         24,858        13,557         (8,041)
   Income (loss) before
     cumulative effect of
     change in accounting
     principle                  33,636        25,124       (1,087)       28,852         24,858        15,917         (8,041)
   Net income (loss)            33,636        25,124        2,013        28,852         24,858        15,917         (8,041)

 PER SHARE DATA (1)
   Primary:
     Income (loss) before
      extraordinary item          2.41          1.82         (.08)         2.11           1.85          1.02           (.56)
     Income (loss) before
      cumulative effect of
      change in accounting
      principle                   2.41          1.82         (.08)         2.11           1.85          1.19           (.56)
     Net income (loss)            2.41          1.82          .15          2.11           1.85          1.19           (.56)
     Average common and
      common equivalent
      shares outstanding        13,983        13,776       13,646        13,674         13,465        13,322         14,250
   Fully diluted:
     Income (loss) before
      extraordinary item          2.21          1.71         (.08)         1.96           1.73          1.01           (.56)
     Income (loss) before
      cumulative effect of
      change in accounting
      principle                   2.21          1.71         (.08)         1.96           1.73          1.17           (.56)
     Net income (loss)            2.21          1.71          .15          1.96           1.73          1.17           (.56)
     Average common and
      common equivalent
      shares outstanding        16,309        16,059       13,650        15,933         15,783        15,665         14,250
   Cash dividends                  .60           .60          .15           .60            .57           .53            .53

 BALANCE SHEET DATA
   Working capital             178,933       153,165      126,766       151,994        139,897       124,078        137,893
   Total assets                586,371       565,338      500,306       506,742        414,335       379,874        395,425
   Long-term debt              166,368       164,611      146,736       147,430         76,855        80,316         92,072
   Stockholders' investment    267,549       244,060      221,954       219,739        206,170       178,058        175,500

(1) All share data has been restated to reflect the effect of a three-for-two stock split effected in January 1992 in the form of a 50% stock dividend.
(2) Due to the change in year end, the transition quarter from June 28, 1993 to September 26, 1993 is presented.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

    Consolidated sales for Guilford Mills, Inc. ("Guilford" or the "Company") for the year ended October 1, 1995 were a record $782.5 million. Net income also reached a record $33.6 million.

    This increase in the current year sales resulted from improvements in the automotive business. In addition, consolidated sales included $35.6 million of sales related to the Company's majority-owned Mexican affiliate, Grupo Ambar, S.A. de C.V. ("Grupo Ambar").

    While Guilford competes as a fabric producer in different markets, it is regarded as a single segment based upon technology.

    The automotive industry was flat with North American car build of 14.6 million cars and light trucks for fiscal 1995 and 1994. As a result, Guilford's increased automotive sales and operating results were due to incremental market share growth. In Europe, growth resulted from an increased car build of 11.8 million units in 1994 to 12.5 million units in 1995, as well as increased market share in both headliner and bodycloth. With negligible growth in the apparel industry, especially in the women's apparel product lines in which Guilford predominantly competes, Guilford's growth within the apparel industry has been difficult. Guilford partially offset the decreased sales through improved competitive position and new value-added products in the apparel, home fashions and industrial markets. Whereas three years ago the Company sold primarily to the lingerie, robewear and sleepwear portions of the apparel industry, today end uses are greatly expanded. With Lycra(R)-containing fabric, end-uses are now expanding to include, swimwear, shapewear, velvets, and shoe linings and has provided the Company a competitive edge in the market. This diversification was precipitated by the anticipated decrease in demand in the mature, traditional markets. The planned evolution has resulted in an increase in demand for the Company's apparel, home fashions and industrial products.

    As a portion of Guilford's operations is conducted in the United Kingdom as well as in Mexico, fluctuations in foreign exchange rates affect the Company's operating results and financial position due to translation gains and losses recognized in converting such activity to U.S. dollars. During fiscal 1995, the U.S. dollar weakened slightly against the British pound but did not materially affect the operating results or translation of the Company's U.K. investment on the balance sheet. In Mexico, the peso declined significantly against the U.S. dollar and resulted in a translation loss on the balance sheet of $6.6 million. However, despite the peso devaluation and economic uncertainty in Mexico during 1995, Grupo Ambar contributed 4.6% to consolidated sales and posted a small profit.

    On August 18, 1994, Guilford purchased an additional 55% of the stock of Grupo Ambar, S.A. de C.V. This acquisition increased the Company's ownership to 75%. Grupo Ambar is a leading manufacturer of knit textiles in Mexico. This strategic purchase is expected to enhance the Company's global competitive position in both the apparel and automotive industries.

    On November 7, 1995, the Company announced its preliminary intent to acquire 100% of the stock of privately-held Hofmann Laces, Ltd., and its affiliates ("Hofmann Laces"). The Company expects to close the transaction in January 1996. The Company expects Hofmann Laces to generate sales in fiscal 1996 in excess of $100 million.

    In 1993, the Company changed its fiscal year for financial reporting purposes from a fiscal year ending on the Sunday nearest to June 30 to the Sunday nearest to September 30. The change reflects a natural movement of the manufacturing cycle closer to the needs and desires of the Company's customers. The financial statements, notes to the financial statements and management's discussion include presentation of a transition quarter beginning June 28, 1993 and ending September 26, 1993. Fiscal year 1995 and 1994 include the twelve months ended October 1, 1995 and October 2, 1994.

RESULTS OF OPERATIONS

1995 Compared to 1994 - Consolidated sales for fiscal 1995 reached record levels with an increase of 11.2% to $782.5 million from last year's previous record high of $703.7 million.

    The Apparel Home Fashions Business Unit sales declined 1.0% to $407.9 million reflecting decreases of 9.0% in intimate apparel, ready-to-wear and home furnishings and linings products. These decreases were offset by a strong improvement of 15.6% in lingerie and continued growth from the Company's Lycra
- containing fabrics used in shapewear and swimwear. The industrial market products such as diaper closure systems and shoe linings continued to grow in 1995.

    Domestic Automotive Business Unit sales increased 9.2% to $199.5 million from last year's $182.7 million. Sales of original equipment manufacturers ("OEMs") headliner and bodycloth increased 15.5% while the van and RV business and furniture fabrics declined 18.4% . Given the flat car build of 14.6 million units for fiscal 1994 and fiscal 1995, the increase in sales of headliner and bodycloth resulted from increased market share and continued success with the popularity of the Ford Taurus.

    Guilford's European Business Unit automotive sales increased 44.3% to $131.5 million from last year's $91.1 million. While the Company benefited from the overall increase in the European car build (from 11.8 million units in fiscal 1994 to 12.5 million units in 1995), Guilford's sales growth was due primarily to increased market share of both headliner and bodycloth. The increase was also attributable to placements in key automotive models such as the GM Astra, GM Omega and the Ford Escort.

    With the full year impact of consolidation, the Mexican operations contributed $35.6 million to fiscal 1995 sales compared to last year's $8.7 million. Despite the economic uncertainty in Mexico, the affilate exceeded internal sales expectations.

    Gross margins improved to 17.7% from last year's 16.8% due to Guilford Europe's increase in margin to 16.7% from 14.0 % in the prior year, increased operating efficiencies in the Company's Apparel and Fibers operations of $12.2 million and the Mexican operations contribution for the full year. While the Company has experienced large increases in raw material prices for yarn, chip and foam, substantially all of these have been passed through to the customers. Incremental sales volume contribution and manufacturing improvements in the Apparel and Fibers business units of $12.2 million were offset in part by one-time automotive product launch costs of $1.1 million, and $1.5 million due to the start up of the new automotive print technology.

    In fiscal 1995, selling and administrative expenses increased to $70.4 million from last year's $66.6 million primarily as a result of the Mexican operations increase of $2.9 million and additional compensation expense of $1.6 million. Research and development costs declined from $14.6 million to $13.8 million reflecting reduced efforts in yarn development offset by increased focused spending in the Apparel Home Fashions Business Unit where successes equated to higher returns.

    Interest Expense increased in fiscal 1995 to $14.1 million from last year's $12.4 million due to the consolidation of the Mexican operations, which added $2.2 million. Higher average short-term borrowing rates were more than offset by reduced borrowing amounts.

    Other expense increased to $3.5 million from last year's $0.6 million as a result of increased expense relating to the low income housing investment of $2.2 million and the consolidation of the Mexican operations which was not included in last year.

    The effective income tax rate in fiscal 1995 was 33.0% compared to 35.4% in fiscal 1994. This decrease was due to the impact of research and development and low income housing investment credits.

    Net Income in fiscal 1995 reached a record high of $33.6 million and increased 33.9% over last year's $25.1 million. This is $4.8 million higher than the previous record high of $28.9 million recorded in fiscal 1993. Primary earnings per share increased to $2.41 per share compared to $1.82 per share last year on 13,983,000 average shares outstanding versus 13,776,000 average shares last year.

1994 Compared to 1993 - Consolidated sales for the year of $703.7 million increased $49.3 million or 7.5% over fiscal year 1993.

    In the Apparel Home Fashions Business Unit, sales of $412.1 million increased 4.2% over the prior year's $395.3 million with improvements in lingerie, shapewear, warp and circular ready-to-wear, swimwear and industrial products. Sales from other end uses such as sleepwear, robewear, domestics and tickings were flat or off slightly for the year. Apparel Home Fashion Business Unit increases continued to result from the Company's Lycra(R)-containing fabrics. Circular knit sales increased $9.7 million or 11.7% despite sluggish and competitive market conditions. Sales of home fashion and industrial market products such as diaper closure systems and shoe linings continued to grow.

    Guilford's Automotive Business Unit continued to reflect strong sales gains with an increase to $182.7 million, approximately $21 million or 13% over fiscal year 1993 sales. In the U.S., sales to OEM's increased 16% or $20 million to approximately $149 million, recreational vehicle and van sales were up 45% and furniture upholstery sales declined 38%. Increases in the North American car build and Ford's market share specifically, were primary reasons for the increase as higher volume in the Ford Taurus and Windstar/Mercury Sable platforms were key to Guilford's sales increase over fiscal 1993.

    European Automotive Business Unit sales improved to $91.1 million, up slightly from fiscal 1993. On a foreign exchange rate adjusted basis, sales were up 9%. Increases were due to Ford World Car production, General Motors
(Opel) improvement and a general economic upturn.

    The Mexican affiliate contributed $8.8 million to fiscal 1994 sales.

    Gross margins of 16.8% for fiscal 1994 declined by nearly two percentage points from fiscal 1993. The decrease was due primarily to the increased depreciation expense due to the impact of $100.0 million in capital spending in fiscal 1993. (Fiscal year 1994 margins, with depreciation expense at fiscal 1993 levels, would have been 18.5%.) Further, gross margins were adversely affected by the Fibers Business Unit expansion start-up and by the relocation of certain apparel products to North Carolina manufacturing facilities. Pricing pressures on certain apparel fabrics also reduced margins. Actual gross profit margins remained flat in the U.S. and European automotive operations with competitive pricing pressures being offset by improved operating efficiencies and successful cost reduction programs that target efficiency and quality improvements on the production floor.

    In fiscal 1994, selling and administrative expenses decreased $3.6 million or 5.1% to $66.6 million as compared to fiscal 1993. As a percentage of sales, operating expenses declined from 10.7% in fiscal 1993 to 9.5% in fiscal 1994. Reductions resulted from reduced research and development discretionary spending to $14.7 million from $15.8 million, benefits from the Company's re-engineering efforts, and the non-recurring unusual bad debt reserve adjustment of $2.6 million related to two customer bankruptcies in fiscal 1993. These reductions were partially offset by the inclusion of $1.1 million in additional selling and administrative expenses from the Mexican affiliate.

    Interest expense increased in 1994 to $12.4 million from $8.2 million in 1993 primarily due to higher inventory carrying costs during the year, higher short-term interest rates, the addition of $20 million of long-term debt in the third quarter of 1994, and the full year impact of the addition of $75 million of long-term debt in January, 1993.

    The effective income tax rate in fiscal 1994 was 35.4% compared to 34.2% in fiscal 1993. Increases were due to a higher Federal statutory rate and other adjustments.

    Net income of $25.1 million declined $3.7 million or 12.9% from fiscal 1993, with volume increases being offset by pricing pressures, depreciation expense, fibers expansion and apparel product start-ups and incremental interest expense. Primary earnings per share was $1.82 as compared to $2.11 in fiscal 1993 on slightly higher equivalent outstanding shares.

The Transition Quarter (September 26, 1993) Compared to the Prior Year's Comparable Quarter (September 27, 1992)

For the transition quarter ended September 26, 1993, sales declined 6.8% from $151.7 million for the comparable prior year quarter's sales to $141.5 million.

    The sales decrease was primarily due to apparel market conditions with total apparel sales declining 8.8% from $89.6 million to $81.7 million. More specifically, swimwear print sales decreased by 38% due to a weaker demand for swimwear; warp knit sales declined by 3.7% due to reduced demand for garment linings; and circular knit sales declined by 8.3% due largely to continued weakness in plain jersey fabrics and prepared for garment dye fabrics typically purchased by specialty catalog retailers. European sales also reflected a significant decline of 18.9% during the transition quarter from $21.2 million for the comparable prior year quarter to $17.2 million. However, this decrease was due almost exclusively to a strengthening of the value of the U.S. dollar exchange rate against the British pound. On an exchange- adjusted basis, sales were flat. The mix in Europe continued to move towards automotive fabrics and away from apparel fabrics.

    In the Automotive Business Unit, sales increased 4.1% during the transition quarter from $39.0 million to $40.6 million with sales of headliner and bodycloth fabrics increasing approximately 8.5% and home furniture sector sales decreasing 25% from the prior year due to weak furniture sales at retail.

    Margins for the transition quarter of 16.2% compared unfavorably to the prior year's quarter of 18.9%. Primary factors contributing to this decline include reduced swimwear print sales (which carry higher margins due to the Lycra(R) content and higher value added prints), higher depreciation expense included in cost of sales (associated with the increased capital spending in fiscal 1993) and the initial start-up costs related to the expansion of the Fuquay-Varina fibers plant (to increase production capabilities of proprietary Guilford yarns).

    Selling and administrative expenses increased 8.1% during the transition quarter to $17.3 million from the prior year's $16.0 million. The increase reflects the prior year trend of increased research and development expenditures and an increase in expenses associated with the "Total Quality and Excellence" program designed to improve operating procedures throughout the Company.

    During the transition quarter, the Company recorded restructuring and other costs of $5.4 million ($3.2 million after taxes). This charge resulted from the shutdown of the wide-width printing facility in Greensboro, North Carolina and the transfer of those printing operations to the Company's joint venture partner in Schenectady, New York of $3.1 million; the write down of equipment and redundancy costs associated with the restructuring of European operations to phase out the manufacturing of apparel fabrics by outsourcing the knitting and finishing of $1.0 million; and severance accruals for early retirements of $1.3 million.

    Increased borrowings, necessitated by the high capital expenditures during fiscal 1993 and primarily related to the issuance of $75.0 million of senior, unsecured notes in January 1993, resulted in an increase in interest expense during the transition quarter of $.7 million to $2.5 million compared with $1.8 million in the prior year.

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

LIQUIDITY AND CAPITAL REQUIREMENTS

At the end of fiscal 1995, cash and cash equivalents of $18.0 million were available for future capital and other needs.

    Cash provided by operations increased in fiscal 1995 compared to fiscal 1994 due to increases in net income, working capital changes, and adjustments for non-cash items such as the depreciation and amortization increase of $6.4 million.

    Gross receivables increased $2.4 million, inventory increased slightly and accrued liabilities increased $2.9 million.

    Net property increased $2.1 million from fiscal 1994. Capital expenditures were $57.5 million during 1995, $47.7 million in 1994, $23.8 million in the transition quarter and $102.2 million in 1993. In fiscal 1993, management commenced its plan to expand the Fibers operations to increase capability for proprietary yarn production, broaden automotive technologies through the addition of woven velour looms, and upgrade equipment for operational efficiency improvements. In fiscal 1994 and fiscal 1995, Guilford continued to modernize equipment and increase capacity to support new, innovative products. Expenditure levels for the next two years are expected to approximate depreciation expense.

    Long-term debt increased to $166.4 million at October 1, 1995 compared to $164.6 million at October 1, 1994. This increase relates to the additional debt of the Mexican affiliate of $3.8 million partially offset by principal payments of the Company's term loan.

    The Company experienced raw material cost increases in fiscal 1995 and expects increases in fiscal 1996. Thus far, the Company has successfully passed on the majority of these increases to the customers and expects that these increases will not significantly impact the Company's liquidity.

    On September 26, 1995, the Company established a $150.0 million revolving credit facility which replaced a previous $25.0 million revolving line of credit. The Company entered into this facility in order to maintain flexibility with the Company's seasonal working capital needs and for potential future acquisitions. To further supplement its working capital requirements, the Company has available, uncommitted short-term bank lines of credit aggregating in excess of $100 million and additionally can receive advances against its factored accounts receivable. Management believes that the Company's strong financial position and operating performance would allow access to necessary capital from both the debt and equity markets.

    During the next five years management believes that its cash requirements for working capital, capital expenditures, dividends, interest and debt repayments will continue to be met through internally generated sources and utilization of available borrowing sources. In accordance with its desire to consider acquisition opportunities and to make strategic capital investments, management intends to continue examining near and long-term alternatives to strengthen its balance sheet. Such alternatives may include equity or debt financing.

INFLATION

The Company believes that the relatively moderate inflation rate of the 1990's has not significantly impacted its operations.

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

    In the fourth quarter of fiscal 1992, a pre-tax charge of $8.0 million was provided for the estimated future cost of the additional remediation. The Company initiated litigation against the former stockholders and other parties involved in the sale of Gold to the Company. The parties have reached a settlement.

    During the fourth quarter of fiscal 1992, the Company also received a Notice of Violation from the North Carolina Division of Environmental Management concerning ground water contamination on or near one of its North Carolina facilities. The Company has voluntarily agreed to allow the installation of monitoring wells at the site to determine the source of the contaminants, but denies that such contaminants originated from the Company's operations or property. An additional pre-tax charge of $1.3 million was provided in the fourth quarter of fiscal 1992 to reflect the estimated future costs of monitoring this and other environmental matters, including the removal of underground storage tanks at the Company's facilities. At October 1, 1995, environmental accruals amounted to $6.2 million of which $5.2 million is non-current and is included in other deferred liabilities in the accompanying consolidated balance sheet.

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

OUTLOOK

The future is optimistic for Guilford as it moves forward with new innovative products. For Apparel Home Fashions, sales growth is expected due to new products and heightened marketing of innovative concepts.

    In the automotive industry, with a flat car build, the Company expects continued sales growth through worldwide sourcing opportunities enhanced by the Company's presence in Europe and Mexico, increased placements in the woven velour fabrics, significant Ford "World Car" selections, and diverse product offerings including the new printing technology. In addition, continued emphasis on cost reduction should translate to better economics for the Company's customers.

    Many manufacturers who use Guilford's fabrics in both the apparel and automotive sectors are seeking to reduce costs. In addition, the markets are subject to competition from imported garments. However, through diversity, innovation and technology, the Company will continue to focus its efforts on providing high quality, innovative products, with excellent customer service at the lowest cost and expects to maintain its competitive position in its markets. Growth will come gradually from internal transition efforts and more quickly with the synergies possible from acquisitions such as Hofmann Laces.

    The results of operations for fiscal 1995 were not significantly impacted on a consolidated basis by the devaluation of the Mexican peso which occurred very late in the first fiscal quarter. In the balance sheet, the result of this translation loss is a reduction in stockholders' investment, as required by Statement of Financial Accounting Standards No. 52, and accordingly is not reflected in the Company's results of operations. In management's view, a risk of loss of earnings exists in the future related to net U.S. dollar transactions and from a decline of the Company's sales in Mexico. Although the Mexican government has issued guidelines allowing for the increase of selling prices for both apparel and automotive manufacturers, current operations are at near normal levels, and contingency plans are in place to utilize Mexican manufacturing capacity, the Company cannot determine to what extent these may offset the possible negative impact of this economic uncertainty.

Guilford Mills, Inc.

COMMON STOCK MARKET PRICES AND DIVIDENDS


                                                             FISCAL 1995
------------------------------------------------------------------------------------------
 QUARTER                                        HIGH             LOW          DIVIDENDS
------------------------------------------------------------------------------------------
 First                                         $22 1/4          $19 1/2         $.15
 Second                                         22 3/8           20 1/4         $.15
 Third                                          27 1/4           21 1/4         $.15
 Fourth                                         28 3/8           23 7/8         $.15


          Year                                 $28 3/8          $19 1/2         $.60

                                                             FISCAL 1994
------------------------------------------------------------------------------------------
 QUARTER                                       HIGH              LOW         DIVIDENDS
------------------------------------------------------------------------------------------
 First                                        $23 7/8           $18 7/8         $.15
 Second                                        24 1/8            21 1/4         $.15
 Third                                         23 5/8            20 3/8         $.15
 Fourth                                        21 5/8            18 1/2         $.15


          Year                                $24 1/8           $18 1/2         $.60



                                                           TRANSITION QUARTER
------------------------------------------------------------------------------------------
 QUARTER                                       HIGH              LOW         DIVIDENDS
------------------------------------------------------------------------------------------
                                              $22 5/8           $19 3/4         $.15


                                                            FISCAL 1993
------------------------------------------------------------------------------------------
 QUARTER                                       HIGH              LOW         DIVIDENDS
------------------------------------------------------------------------------------------
 First                                         $26 3/8         $20 3/8          $.15
 Second                                         26 1/2          17 3/4          $.15
 Third                                          28              24              $.15
 Fourth                                         27 1/4          21 5/8          $.15


          Year                                 $28             $17 3/4          $.60

    The high and low stock market prices are as reported under the ticker symbol "GFD" on the New York Stock Exchange which is the principal market for the Company's common stock. On December 4, 1995 there were 555 stockholders of record.

    The Company's debt agreements contain restrictions (based on retained earnings) with respect to payments of cash dividends as more fully discussed in
Note 6 of the Notes to Consolidated Financial Statements. Based on continued favorable future operations and the present level of available retained earnings, management anticipates continuing its current dividend policies.

Annual Stockholders' Meeting

    The Company's 1995 annual meeting of stockholders will be held at 10:00 a.m. on Thursday, February 1, 1996 at Joseph S. Koury Convention Center, 3121 High Point Road, Greensboro, North Carolina.

Guilford Mills, Inc.
CONSOLIDATED BALANCE SHEETS
October 1, 1995, October 2, 1994 and September 26, 1993

(In thousands except share data)

--------------------------------------------------------------------------------------------------------------------
                                                               OCTOBER 1,          October 2,       September 26,
                                                                     1995                1994                1993
--------------------------------------------------------------------------------------------------------------------
 ASSETS
 Cash and cash equivalents                                      $  17,964           $   6,110          $    4,912
 Accounts receivable, net                                         148,656             146,294             113,819
 Inventories (Note 3)                                             106,008             105,735              98,064
 Prepaid income taxes (Note 7)                                      5,530               2,016               5,354
 Other current assets                                               7,769               3,814               3,910
--------------------------------------------------------------------------------------------------------------------
               Total current assets                               285,927             263,969             226,059
 Property, net (Note 4)                                           244,592             242,510             219,964
 Cash surrender value of life insurance, net of policy
   loans (Note 8)                                                  37,676              36,715              34,628
 Other                                                             18,176              22,144              19,655
--------------------------------------------------------------------------------------------------------------------
               Total assets                                      $586,371            $565,338            $500,306
====================================================================================================================
 LIABILITIES
 Short-term borrowings (Note 6)                                 $   9,587           $  21,422           $  26,598
 Current maturities of long-term debt (Note 6)                      4,078               3,284               2,778
 Accounts payable                                                  54,677              49,673              44,646
 Accrued liabilities (Note 5)                                      39,352              36,425              25,271
--------------------------------------------------------------------------------------------------------------------
               Total current liabilities                          107,694             110,804              99,293
 Long-term debt (Note 6)                                          166,368             164,611             146,736
 Deferred income taxes (Note 7)                                    17,518              16,209               7,738
 Other deferred liabilities (Note 8)                               25,011              25,468              24,585
 Minority interest (Note 2)                                         2,231               4,186                 ---
--------------------------------------------------------------------------------------------------------------------
               Total liabilities                                  318,822             321,278             278,352
--------------------------------------------------------------------------------------------------------------------
 COMMITMENTS AND CONTINGENCIES (Notes 2, 9 & 11)
 STOCKHOLDERS' INVESTMENT (Notes 6 & 9)
 Preferred stock, $1 par; 1,000,000 shares authorized,
    none issued                                                       ---                 ---                 ---
 Common stock, $.02 par; 40,000,000 shares authorized,
    19,629,199 shares issued, 14,108,721 shares
    outstanding at October 1, 1995, 13,984,037 shares
    outstanding at October 2, 1994 and 13,845,854 shares
    outstanding at September 26, 1993                                 393                 393                 393
 Capital in excess of par                                          37,467              34,455              33,581
 Retained earnings                                                285,880             260,705             244,006
 Foreign currency translation loss                                (10,110)             (3,661)             (5,536)
 Unamortized stock compensation                                    (1,260)             (2,802)             (5,137)
 Treasury stock, at cost (5,520,478 shares at October 1,
    1995, 5,645,162 shares at October 2, 1994 and
    5,783,345 shares at September 26, 1993)                       (44,821)            (45,030)            (45,353)
--------------------------------------------------------------------------------------------------------------------
                Total stockholders' investment                    267,549             244,060             221,954
--------------------------------------------------------------------------------------------------------------------
                Total liabilities and stockholders'              $586,371            $565,338            $500,306
====================================================================================================================

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

Guilford Mills, Inc.
CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended October 1, 1995 and October 2, 1994, the Transition Quarter from June 28, 1993 to September 26, 1993, and theYear Ended June 27, 1993


(In thousands except per share data)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                     OCTOBER 1,        October 2.    September 26,    June 27, 1993
                                                                       1995              1994            1993           (52 Weeks)
                                                                     (52 WEEKS)        (53 Weeks)      (13 Weeks)
-----------------------------------------------------------------------------------------------------------------------------------
 NET SALES                                                            $782,518          $703,700        $141,450        $654,435
-----------------------------------------------------------------------------------------------------------------------------------

 COSTS AND EXPENSES:
      Cost of goods sold                                               644,344           585,244         118,548         531,892
      Selling and administrative                                        70,358            66,566          17,311          70,152
      Restructuring and other costs (Note 13)                              ---               ---           5,377             ---
-----------------------------------------------------------------------------------------------------------------------------------
                                                                       714,702           651,810         141,236         602,044
-----------------------------------------------------------------------------------------------------------------------------------

 OPERATING INCOME                                                       67,816            51,890             214          52,391
-----------------------------------------------------------------------------------------------------------------------------------

 OTHER EXPENSE:
      Interest Expense                                                  14,122            12,428           2,536           8,155
      Other Expense, net                                                 3,506               551             165             384
-----------------------------------------------------------------------------------------------------------------------------------
                                                                        17,628            12,979           2,701           8,539
-----------------------------------------------------------------------------------------------------------------------------------

 INCOME (LOSS) BEFORE INCOME TAXES AND CUMULATIVE
      EFFECT  OF CHANGE IN ACCOUNTING PRINCIPLE                         50,188            38,911          (2,487)         43,852
 INCOME TAX (PROVISION) BENEFIT (Note 7)                               (16,552)          (13,787)          1,400         (15,000)
-----------------------------------------------------------------------------------------------------------------------------------
 INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF CHANGE
       IN  ACCOUNTING PRINCIPLE                                         33,636            25,124          (1,087)         28,852
 CUMLATIVE EFFECT OF CHANGE
        IN ACCOUNTING PRINCIPLE (Note 7)                                    ---               ---           3,100            ---
-----------------------------------------------------------------------------------------------------------------------------------
 NET INCOME                                                           $ 33,636          $ 25,124        $  2,013        $ 28,852
===================================================================================================================================
 INCOME (LOSS) PER SHARE BEFORE CUMULATIVE EFFECT
       OF CHANGE IN ACCOUNTING PRINCIPLE:
       PRIMARY                                                        $   2.41          $   1.82        $  (0.08)       $   2.11
       FULLY DILUTED                                                      2.21              1.71           (0.08)           1.96
===================================================================================================================================
 NET INCOME PER SHARE:
      PRIMARY                                                         $   2.41          $   1.82        $    .15        $   2.11
      FULLY DILUTED                                                       2.21              1.71             .15            1.96
===================================================================================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT
For the Years Ended October 1, 1995 and October 2, 1994, the Transition Quarter from June 28, 1993 to September 26, 1993, and the Year Ended June 27, 1993

                                                                                            Foreign
                                                               Capital in                   Currency      Unamortized
                                                    Common      Excess of     Retained     Translation       Stock       Treasury
(In thousands except share data)                     Stock         Par        Earnings      Gain (Loss)   Compensation    Stock
-----------------------------------------------------------------------------------------------------------------------------------
 BALANCE, JUNE 28, 1992                               $393       $29,566      $223,514       $  4,171        $(5,594)    $(45,880)
   Issuance of 71,422 shares of treasury
    stock and vesting of 14,000 shares under
    the restricted stock plan, less
    forefeitures of 91,500 shares                       --         1,264            --             --           (313)        (951)
   Compensation under restricted stock plan             --            --            --             --            648           --
   Issuance of 134,722 shares of treasury
      stock under employee
      stock ownership plan                              --        (1,038)           --             --             --        1,038
   Shares to be issued in fiscal 1994 under
      employee stock ownership plan                     --         2,489            --             --             --           --
   Issuance of 40,750 shares of treasury
      stock for options exercised                       --           132            --             --             --          315
   Foreign currency translation loss                    --            --            --        (10,567)            --           --
   Cash dividends ($.60 per share)                      --            --        (8,300)            --             --           --
   Net income                                           --            --        28,852             --             --           --
-----------------------------------------------------------------------------------------------------------------------------------
 BALANCE, JUNE 27, 1993                                393        32,413       244,066         (6,396)        (5,259)     (45,478)
   Issuance of 10,000 shares of treasury
      stock under the restricted stock plan             --           123            --             --           (201)          78
   Compensation under restricted stock plan             --            --            --             --            323           --
   Shares to be issued in fiscal 1994 under
      employee stock ownership plan                     --         1,030            --             --             --           --
   Issuance of 5,375 shares of treasury
      stock for options exercised                       --            15            --             --             --           47
   Foreign currency translation gain                    --            --            --            860             --           --
   Cash dividends ($.15 per share)                      --            --        (2,073)            --             --           --
   Net income                                           --            --         2,013             --             --           --
-----------------------------------------------------------------------------------------------------------------------------------
 BALANCE, SEPTEMBER 26, 1993                           393        33,581       244,006         (5,536)        (5,137)     (45,353)
   Vesting of 92,000 shares under the
      restricted stock plan, less
      forfeitures of 76,422 shares                      --            --            --             --          1,351       (1,351)
   Compensation under restricted stock plan             --            --            --             --            984           --
   Issuance of 160,537 shares of treasury
      stock under employee
      stock ownership plan                              --        (1,260)           --             --             --        1,260
   Shares to be issued in fiscal 1995 under
      employee stock ownership plan                     --         2,033            --             --             --           --
   Issuance of 54,000 shares of treasury stock
      for options exercised                             --           101            --             --             --          414
   Foreign currency translation gain                    --            --            --          1,875             --           --
   Cash dividends ($.60 per share)                      --            --        (8,425)            --             --           --
   Net income                                           --            --        25,124             --             --           --
-----------------------------------------------------------------------------------------------------------------------------------
 BALANCE, OCTOBER 2, 1994                              393        34,455       260,705         (3,661)        (2,802)     (45,030)
   Vesting of 135,533 shares under the
      restricted stock plan, less return of 53,415
      shares to treasury stock to satisfy
      recipient's individual income tax obligations     --            --            --             --             --       (1,162)
   Compensation under restricted stock plan             --            --            --             --          1,542           --
   Issuance of 84,701 shares of treasury
      stock under employee
       stock ownership plan                             --          (676)           --             --             --          676
   Shares to be issued in fiscal 1996 under
      employee stock ownership plan                     --         3,385            --             --             --           --
   Issuance of 93,398 shares of treasury stock
      for options exercised                             --           303            --             --             --          695
   Foreign currency translation loss                    --            --            --         (6,449)            --           --
   Cash dividends ($.60 per share)                      --            --        (8,461)            --             --           --
   Net income                                           --            --        33,636             --             --           --
-----------------------------------------------------------------------------------------------------------------------------------
 BALANCE, OCTOBER 1, 1995                             $393       $37,467      $285,880       $(10,110)       $(1,260)    $(44,821)
===================================================================================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

Guilford Mills, Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended October 1, 1995 and October 2, 1994, the Transition Quarter from June 28, 1993 to September 26, 1993, and theYear Ended June 27, 1993


(In thousands)
------------------------------------------------------------------------------------------------------------------------------------
                                                                      OCTOBER 1,         October 2,    September 26,       June 27,
                                                                         1995               1994           1993              1993
                                                                      (52 WEEKS)         (53 Weeks)     (13 Weeks)        (52 Weeks)
------------------------------------------------------------------------------------------------------------------------------------
 CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income                                                       $ 33,636           $ 25,124        $  2,013         $  28,852
     Non-cash items included in net income --
        Depreciation and amortization                                   46,710             40,282           9,466            28,284
        (Gain) loss on disposition of property                            (156)               605             111            (1,370)
        Minority interest in net income                                    253                195             ---               ---
        Deferred (prepaid) income taxes                                  1,295              5,715          (1,045)             (100)
        Increase in cash surrender value of life insurance,
           net of policy loans                                            (961)            (2,087)           (764)           (3,103)
        Restructuring and other costs                                      ---                ---           5,377               ---
        Cumulative effect of change in
           accounting principle                                            ---                ---          (3,100)              ---
        Compensation earned under restricted stock plan                  1,542                984             323               648
        Shares to be issued under employee stock
           ownership plan                                                3,385              2,033           1,030             2,489
        Changes in assets and liabilities --
           Receivables                                                  (9,400)           (22,474)         18,988           (13,633)
           Inventories                                                  (3,596)               (85)        (15,277)          (12,507)
           Other current assets                                         (3,750)               854              65             1,931
           Accounts payable                                              5,662              5,950         (10,827)            9,283
           Accrued liabilities                                           7,062              4,999         (13,267)            2,000
        Other                                                              339                555            (135)           (1,360)
------------------------------------------------------------------------------------------------------------------------------------
          Net cash provided by (used in) operating activities           82,021             62,650          (7,042)           41,414
------------------------------------------------------------------------------------------------------------------------------------
 CASH FLOWS FROM INVESTING ACTIVITIES:
     Additions to property                                             (57,544)           (47,711)        (23,818)         (102,174)
     Proceeds from dispositions of property                                612              2,303             686             2,812
     Proceeds from sale of other assets                                  2,600                ---             ---               ---
     Decrease (increase)  in other assets                                  606             (4,515)         (1,112)             (864)
     Purchase of business, net of cash acquired  (Note 2)                  ---             (9,868)            ---               ---
------------------------------------------------------------------------------------------------------------------------------------
          Net cash used in investing activities                        (53,726)           (59,791)        (24,244)         (100,226)
------------------------------------------------------------------------------------------------------------------------------------
 CASH FLOWS FROM FINANCING ACTIVITIES:
     Short-term (repayments) borrowings net                             (9,087)           (11,300)         21,029             1,788
     Payments of long-term debt                                         (2,439)            (2,801)           (694)           (6,806)
     Proceeds from issuance of long-term debt                            6,374             20,000             ---            75,000
     Cash dividends                                                     (8,461)            (8,425)         (2,073)           (8,300)
     Common stock options exercised                                        998                515              62               447
------------------------------------------------------------------------------------------------------------------------------------
          Net cash (used in) provided by financing activities          (12,615)            (2,011)         18,324            62,129

 EFFECT OF EXCHANGE RATE CHANGES ON CASH AND
    CASH EQUIVALENTS                                                    (3,826)               350              (7)           (1,339)
------------------------------------------------------------------------------------------------------------------------------------

 NET INCREASE (DECREASE) IN CASH AND CASH
     EQUIVALENTS                                                        11,854              1,198         (12,969)            1,978
------------------------------------------------------------------------------------------------------------------------------------

 BEGINNING CASH AND CASH EQUIVALENTS                                     6,110              4,912          17,881            15,903

 ENDING CASH AND CASH EQUIVALENTS                                     $ 17,964           $  6,110        $  4,912         $  17,881
====================================================================================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands except share data)

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
Description of Business - The Company produces, processes and sells warp and circular knit fabrics and woven velours. The Company sells its finished fabrics to customers who manufacture a broad range of apparel, automotive, industrial and home furnishings products. During 1995, 1994, and the transition quarter, no single customer accounted for 10% or more of net sales. One customer accounted for 13% of net sales during 1993.

Principles of Consolidation - The consolidated financial statements include the accounts of Guilford Mills, Inc. and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses. Actual results may differ from those estimates.

Reclassifications - For comparative purposes, certain amounts in the 1994 and 1993 financial statements have been reclassified to conform with the 1995 presentation.

Minority Interest - Minority interest represents the minority stockholders' proportionate share of the equity of Grupo Ambar, S.A. de C.V. At October 1, 1995 the Company owned 75% of the capital stock of Grupo Ambar.

Cash Equivalents - All highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. The carrying amount of cash equivalents approximates fair value.

Accounts Receivable and Concentration of Credit Risk - As of October 1, 1995, October 2, 1994 and September 26, 1993, approximately 32%, 37%, and 39%, respectively, of the Company's accounts receivable were factored on a non-recourse basis. The Company performs on-going credit evaluations of its non-factored customers' financial conditions and generally does not require collateral from those customers. The Company competes primarily in the apparel and automotive industries and sells its products to a multitude of customers in numerous geographical locations throughout the world. There is not a disproportionate concentration of risk. Allowances for doubtful accounts were $8,867, $8,545 and $8,748 at October 1, 1995, October 2, 1994 and September 26,
1993, respectively.

Inventories - Inventories are carried at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for substantially all inventories.

Property - Property is carried at cost, and depreciation is provided for financial reporting primarily on the straight-line method. Accelerated methods are used for income tax reporting. Depreciation rates are reviewed annually and revised, if necessary, to reflect estimated remaining useful lives. The Financial Accounting Standards Board recently issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This statement requires long-lived assets to be evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company will adopt SFAS No. 121 by September 30, 1996 and does not expect its provisions to have a material effect on the Company's consolidated results of operations in the year of adoption.

Income Taxes - Deferred or prepaid income taxes are provided for differences in timing of expense and income recognition between tax and financial reporting. United States income taxes are not provided on the income of foreign operations, since such income has been reinvested and is not expected to be repatriated. Undistributed earnings of foreign operations were $25,796 at
October 1, 1995, $14,873 at October 2, 1994 and $11,180   at September 26,
1993.

Foreign Currency Translation - The financial statements of majority-owned foreign subsidiaries are translated into dollars at the year-end rate of exchange for asset and liability accounts and the average rate of exchange for income statement accounts. Resulting translation gains or losses are reflected in the foreign currency translation account in the stockholders' investment section of the accompanying balance sheets and do not affect the results of operations.

Revenue Recognition - The Company recognizes a sale when goods are shipped or when ownership is assumed by the customer.

Per Share Information - Primary income per share information has been determined by dividing the respective-net income amounts by the weighted average number of shares of common stock and common stock equivalents outstanding during the periods (13,983,000 in 1995, 13,776,000 in 1994, 13,646,000 in the transition quarter, and 13,674,000 in 1993). Fully diluted income per share information also considers as applicable (i) the dilutive effect assuming that the Company's convertible debentures were converted at the beginning of the year, with earnings being increased by the interest expense, net of taxes, that would not have been incurred had conversion taken place and
(ii) an additional dilutive effect for stock options and shares issued under the restricted stock plan. The weighted average number of fully diluted shares of common stock and equivalents was 16,309,000 in 1995, 16,059,000 in 1994, 13,650,000 in the transition quarter, and 15,933,000 in 1993.

Supplemental Cash Flow Information - The Company paid interest of $14,526 during 1995, $12,217 during 1994, $5,309 during the transition quarter, and $6,317 during 1993. The Company paid income taxes of $15,599 during 1995, $7,391 during 1994, $3,893 during the transition quarter, and $14,558 during 1993. Non-cash activities consist of $0 during 1995, $1,351 in 1994 for the forfeiture of shares under the restricted stock plan and $201 during the transition quarter and $313 in 1993 for the issuance of treasury shares under the restricted stock plan, net of shares forfeited under the restricted stock plan.

Change in Fiscal Year - On August 19, 1993, the Board of Directors approved a change in the Company's year for financial reporting purposes from a fiscal year ending on the Sunday nearest to June 30 to the Sunday nearest to September
30. The change in the fiscal year reflects a natural movement of the manufacturing cycle closer to the needs and desires of the Company's customers. The consolidated financial statements include presentation of the transition quarter beginning on June 28, 1993 and ending on September 26, 1993.

2. ACQUISITION OF GRUPO AMBAR, S.A. DE C.V. AND
   SUBSIDIARIES:
On August 18, 1994, the Company purchased 55% of the outstanding capital stock of Grupo Ambar, S.A. de C.V. and Subsidiaries (Grupo). Additional consideration of up to $3,700,000 may be paid based on Grupo's earnings through December 31, 1995. The acquisition increased the Company's ownership in Grupo to 75%. Grupo is a leading manufacturer of knit textile fabrics in Mexico.

        The Company recorded its equity in the earnings of Grupo through August 18, 1994, and the consolidated statement of income for fiscal 1994 includes the operating results of Grupo thereafter. Therefore, for comparison purposes, the consolidated financial statements for 1994 include approximately six weeks of operations (August 19, 1994 through October 2, 1994) while the consolidated financial statements for 1995 include fifty-two weeks. The minority stockholders' 25% proportionate interest in Grupo's net income after August 18, 1994 is included in other expense in the 1995 and 1994 statements of income.

3. INVENTORIES:
Inventories at October 1, 1995, October 2, 1994 and September 26, 1993 consist of the following:

------------------------------------------------------------------------------
                                        OCTOBER 1,  October 2,  September 26,
                                           1995        1994          1993
------------------------------------------------------------------------------
 Finished goods                          $ 45,745    $ 40,455       $49,285
 Raw materials and work
      in process                           69,786      65,810        57,140
 Manufacturing supplies                    11,968      12,311        10,285
------------------------------------------------------------------------------
 Total inventories valued at
     first-in, first-out (FIFO) cost      127,499     118,576       116,710
 Less - Adjustments to reduce
    FIFO cost to LIFO cost, net            21,491      12,841        18,646
------------------------------------------------------------------------------
 Total inventories                       $106,008    $105,735       $98,064
==============================================================================

4. PROPERTY:
Property at October 1, 1995, October 2, 1994 and September 26, 1993 consists of the following:

------------------------------------------------------------------------
                              OCTOBER 1,    October 2,    September 26,
                                1995          1994             1993
------------------------------------------------------------------------
 Land                         $ 10,618      $ 11,583         $  7,741
 Buildings                      84,478        85,802           62,707
 Machinery and equipment       445,425       403,641          328,660
 Construction in progress        6,647         4,557           41,755
------------------------------------------------------------------------
                               547,168       505,583          440,863
 Less - Accumulated
     depreciation              302,576       263,073          220,899
------------------------------------------------------------------------
        Property, net         $244,592      $242,510         $219,964
========================================================================

5. ACCRUED LIABILITIES:
Accrued liabilities at October 1, 1995, October 2, 1994 and September 26, 1993 consist of the following:

-----------------------------------------------------------------------------
                                   OCTOBER 1,   October 2,     September 26,
                                      1995         1994            1993
-----------------------------------------------------------------------------
 Payroll and related benefits       $16,352      $18,669          $ 9,566
 Income taxes                         5,178        1,695              654
 Other                               17,822       16,061           15,051
-----------------------------------------------------------------------------
    Total  accrued liabilities      $39,352      $36,425          $25,271
=============================================================================

6. SHORT-TERM BORROWINGS AND LONG-TERM DEBT:
The Company uses short-term bank borrowings with terms of less than one month to meet seasonal working capital needs. The maximum short-term borrowings during 1995, 1994, the transition quarter, and 1993 were $32,059, $42,510, $25,347, and $35,144, respectively; the average borrowings were $9,960, $26,279, $10,567 and $13,827, respectively; and the weighted average interest rates were 12%, 7%, 7%, and 4% (6%, 7%, 7%, and 4% for U.S. borrowings), respectively. The Company has no compensating balance requirements.

        Long-term debt at October 1, 1995, October 2, 1994, and September 26, 1993 consists of the following:

--------------------------------------------------------------------------
                                    OCTOBER 1,  October 2,  September 26,
                                       1995         1994       1993
--------------------------------------------------------------------------
 Senior, unsecured notes, due in
   annual payments of
   $10,714 from 1997 to 2003,
   interest at 7.569%                 $ 75,000    $ 75,000   $ 75,000
 Convertible subordinated
   debentures, due in various
   payments from 1999 through
   2012, convertible into common
   stock at $29.50 per share,
   interest at 6%                       66,180      66,180     66,180
 Term loan, due in quarterly
   payments of $695 until 1997,
   interest at 8.38%                     3,472       5,556      8,334
 Senior, unsecured notes, due in
   1999, interest at 7.49%              20,000      20,000        ---
 Term loans with a Mexican
   Bank at various due dates
   and various interest rates            4,494         653        ---
 Other                                   1,300         506        ---
--------------------------------------------------------------------------
                                       170,446     167,895    149,514
 Less -  Current maturities              4,078       3,284      2,778
--------------------------------------------------------------------------
   Total                              $166,368    $164,611   $146,736
==========================================================================

        During 1995, the Company established a $150,000 revolving credit facility with a group of banks which replaced a previous $25,000 revolving line of credit. This credit facility expires September 25, 2000. No borrowings were outstanding under this facility at October 1, 1995.

        The Company's Mexican subsidiary has various term loans with a local bank. These loans have due dates ranging from fiscal year 1997 to fiscal year 2000. The loans also have various variable interest rates. At October 1, 1995, these interest rates ranged from 8.675% to 37.61%.

        On May 20, 1994, the Company issued $20,000 of senior, unsecured long-term notes to certain institutional investors. The notes bear interest at a rate of 7.49% per annum and will mature on May 20, 1999. The proceeds were used to fund the Mexico acquisition, to repay certain other debt obligations, and for general corporate purposes.

        The fair value of the Company's publicly-traded convertible subordinated debentures at October 1, 1995, October 2, 1994, and September 26, 1993 approximated $65,022, $59,562 and $63,036, respectively, based upon the quoted market price of the issue. The fair value of the remaining short-term borrowings and long-term debt of the Company approximates the carrying value.

        Annual maturities of long-term debt for the next five years are $4,078 in 1996, $16,466 in 1997, $16,284 in 1998, $36,222 in 1999, and $15,634 in
2000.

        Under the terms of the Company's debt agreements, $26,609 of retained earnings as of October 1, 1995 is available for the payment of cash dividends. Certain requirements and restrictions apply to future indebtedness, stockholders' investment, tangible net worth, net current assets and investments. The Company is in compliance with all covenants under its debt agreements.

7. INCOME TAXES:
Effective June 28, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes", utilizing the prospective adoption method. As a result, a benefit of $3,100 was recognized during the transition quarter ended September 26, 1993 for the cumulative effect on prior years of the change in accounting principle. As of June 28, 1993, the Company recorded an adjustment of $11,728 to reduce its deferred income prepaid income taxes of $8,628, for a net reduction in the Company's net deferred income tax liabilities of $3,100.

        The net deferred income tax liability is comprised of the following:

-----------------------------------------------------------------------------
                             OCTOBER 1,      October 2,        September 26,
                                1995            1994               1993
-----------------------------------------------------------------------------
 Assets                      $ 23,915        $ 22, 191           $ 22,856
 Liabilities                  (35,903)         (36,384)           (25,240)
-----------------------------------------------------------------------------
    Total                    $(11,988)       $ (14,193)          $ (2,384)
=============================================================================

        No valuation allowances against deferred income tax assets were recorded at October 1, 1995, October 2, 1994 or September 26, 1993.

        Temporary differences and carryforwards which gave rise to significant deferred income tax assets (liabilities) as of October 1, 1995, October 2, 1994 and September 26, 1993 were as follows:

----------------------------------------------------------------------------------------------
                                               OCTOBER 1,      October 2,       September 26,
                                                  1995            1994              1993
----------------------------------------------------------------------------------------------
 Current prepaid (deferred)
   income taxes:
 General business credit carry-
   forwards (expire 2005-2010)                     4,098           1,571                 524
 Allowances for doubtful accounts               $  2,910        $  3,028            $  3,219
 Inventory valuation differences                  (2,142)         (2,941)                ---
 Accrued restructuring and
   other costs                                       413             420               1,867
 Prepaid healthcare costs                           (543)           (413)             (1,037)
 Accrued expenses not currently
   deductible  for tax                               925             639                 830
 Accrued environmental expenses                      396             402                 402
 Other, net                                         (527)           (690)               (451)
----------------------------------------------------------------------------------------------
 Total current prepaid
   income taxes                                 $  5,530        $  3,028            $  5,354
==============================================================================================
 Long-term prepaid (deferred)
   income taxes:
 Property                                       $(30,393)       $(28,896)           $(22,036)
 Accrued pension and other
   employee benefits                               6,927           6,263               7,239
 Alternative minimum and other
   tax credit carryforwards
   (no expiration)                                 4,997           6,329               5,434
 Accrued environmental expenses                    1,842           2,286               3,114
 Investments in limited partnerships              (1,230)         (2,083)             (1,267)
 Other, net                                          339            (108)               (222)
----------------------------------------------------------------------------------------------
 Total long-term deferred
   income taxes                                 $(17,518)       $(16,209)           $ (7,738)
----------------------------------------------------------------------------------------------

      The provision (benefit) for income taxes consists of the following elements:

--------------------------------------------------------------------------------------------
                             OCTOBER 1,      October 2,       September 26,        June 27,
                              1995             1994               1993               1993
--------------------------------------------------------------------------------------------
 Currently payable
   (refundable):
   U.S. Federal                $ 8,589         $ 4,718           $   318          $10,600
   State                         1,798             803                87            2,800
   Foreign                       4,870           2,196              (792)           1,700
 Deferred payable
   (prepaid):
   U.S. Federal                    400           5,632            (1,179)             100
   State                            56             747              (207)             ---

   Foreign                         839            (309)              373             (200)
--------------------------------------------------------------------------------------------
                               $16,552         $13,787           $(1,400)         $15,000
============================================================================================

          The tax provision as a percentage of pre-tax income differs from the statutory U.S. Federal rate for the following reasons:

--------------------------------------------------------------------------------------------
                                  OCTOBER 1,      October 2,     September 26,    June 27,
                                    1995            1994             1993            1993
--------------------------------------------------------------------------------------------
 Statutory U.S. Federal
   income tax rate                 35.0%            35.0%           (35.0)%        34.5%
 State income taxes,
   net of Federal
   income tax
   reduction                        3.1              3.5             (3.4)          4.6
 Tax credits                       (6.8)            (2.9)           (14.0)         (3.8)
 Other                              1.7             (0.2)            (3.9)         (1.1)
--------------------------------------------------------------------------------------------
 Effective income tax rate         33.0%            35.4%           (56.3)%        34.2%
============================================================================================


8. BENEFIT PLANS:

Guilford Mills, Inc. has a noncontributory defined benefit plan for the majority of its hourly employees. Gold Mills, Inc., a wholly-owned subsidiary, also has a noncontributory defined benefit plan and a multi-employer pension plan covering the majority of its employees. The financial status of the domestic defined benefit plans at October 1, 1995, October 2, 1994 and September 26, 1993 is as follows:

-------------------------------------------------------------------------------------------
                                         OCTOBER 1,       October 2,         September 26,
                                           1995             1994                 1993
-------------------------------------------------------------------------------------------
 Fair value of plan assets,
   primarily marketable
   securities, short-term
   investment funds and
   insurance company contracts             $19,656          $16,631              $13,833
-------------------------------------------------------------------------------------------
 Accumulated benefit
   obligation, including vested
   benefits of $19,064, $16,085,
   and $14,526                              19,510           16,456               14,964
 Additional benefits based on
   estimated future salary levels            2,949            4,035                3,037
-------------------------------------------------------------------------------------------
 Projected benefit obligation               22,459           20,491               18,001
-------------------------------------------------------------------------------------------
 Projected benefit obligation
   in excess of plan assets                 (2,803)          (3,860)              (4,168)

 Unrecognized net loss                       5,061            5,948                6,201
 Unrecognized net  transitional
   asset                                    (2,635)          (2,742)              (2,932)
-------------------------------------------------------------------------------------------
 Accrued pension liability                 $  (377)         $  (654)             $  (899)
===========================================================================================

        The projected benefit obligation has been determined for 1995 and 1994 using an assumed discount rate of 7.25% and an assumed long-term rate of salary progression of 4%. The assumed long-term rate of return on plan assets is 9%. For the transition quarter, the projected benefit obligation has been determined using an assumed discount rate of 8%, an assumed long-term rate of salary progression of 5%, and an assumed long-term rate of return on plan assets of 8%.

        Guilford Europe Limited, a wholly-owned subsidiary, has a defined benefit pension plan with an actuarial present value of accumulated plan benefits of $11,399 and net assets available for plan benefits of $12,039 as of December 31, 1994. The present value of plan benefits for Guilford Europe Limited was determined using an assumed discount rate of 8.5% and an assumed long-term rate of salary progression of 7%. The assumed long-term rate of return on plan assets was 8.5%.

        Pension expense includes the following components:

---------------------------------------------------------------------------------------------
                                        OCTOBER 1,    October 2,    September 26,   June 27,
                                          1995          1994            1993          1993
---------------------------------------------------------------------------------------------
       Domestic defined
          benefit plans:
          Service cost --
            benefits earned
            during the period            $1,130         $1,036          $259        $  857
          Interest on projected
            benefit obligation            1,493          1,293           323         1,097
          Actual return on
            plan assets                  (2,361)        (1,358)          (90)       (1,238)
          Net amortization
            and deferral                  1,004            165          (208)          149
---------------------------------------------------------------------------------------------
                                          1,266          1,136           284           865
       Domestic multi-
            employer plan                   252            238            74           220
       Foreign defined
            benefit plan                    432            306           101           441
---------------------------------------------------------------------------------------------
            Total                        $1,950         $1,680          $459        $1,526
=============================================================================================

        The Company maintains defined contribution plans for certain officers and salaried employees.

Contributions under these plans are determined by the Board of Directors. During 1995, 1994, the transition quarter and 1993, the provisions under the defined contribution plans were $1,631, $2,543, $762 and $1,947, respectively.

        The Company also maintains deferred compensation plans for certain officers and salaried employees. These plans are being provided for currently. During 1995, 1994, the transition quarter and 1993, the provisions under these plans were $1,964, $1,882, $558, and $1,864, respectively. The liability for deferred compensation was $17,226 at October 1, 1995, $16,764 at October 2, 1994 and $16,404 at September 26, 1993 and is included in other deferred liabilities in the accompanying balance sheets.

        Insurance policies are maintained to fund the deferred compensation plans and other benefits to senior management such as life insurance, defined benefit plans, and for keyman coverage.

9. CAPITAL STOCK AND STOCK COMPENSATION:
The Company has stock option plans for key employees and directors covering 1,361,852 shares of common stock. Options granted may be either incentive stock options or non-qualified options. Under the terms of the plan, the purchase price of shares subject to each incentive option granted will not be less than fair market value at the date of grant. Incentive options granted are exercisable over a three-year period commencing two years after the date of grant. Non-qualified options are exercisable over a three-year period commencing in the year of the grant. Option activity under the plans are as follows:

---------------------------------------------------------------
                                Number of
                                  Shares        Exercise Price
                               Under Option       Per Share
---------------------------------------------------------------
 Balance, June 28, 1992           557,875        9.33 to 24.38
 Granted                           48,750       22.13 to 25.50
 Exercised                        (40,750)       9.33 to 22.13
 Forfeited                        (39,250)       9.33 to 25.50
---------------------------------------------------------------
 Balance, June 27, 1993           526,625        9.33 to 24.50
 Granted                            2,000            21.00
 Exercised                         (5,375)       9.33 to 13.67
---------------------------------------------------------------
 Balance, September 26, 1993      523,250        9.33 to 24.50
 Granted                           30,000            20.19
 Exercised                        (54,000)       9.33 to 13.67
 Forfeited                        (58,250)       9.33 to 24.50
---------------------------------------------------------------
 Balance, October 2, 1994         441,000        9.33 to 24.50
 Granted                          303,250       20.75 to 20.81
 Exercised                        (93,398)       9.33 to 23.25
 Forfeited                        (24,835)      20.81 to 23.25
---------------------------------------------------------------
 Balance, October 1, 1995         626,017        9.33 to 24.50
===============================================================

        These options expire at various dates through fiscal 2000. Incentive options exercisable at October 1, 1995, October 2, 1994 and September 26, 1993 were 139,017, 48,750 and 55,417, respectively. Nonqualified options exercisable at October 1, 1995, October 2, 1994, and September 26, 1993 and were 112,500, 83,333, and 45,417, respectively.

        The Company has authorized 1,500,000 shares of common stock for the 1989 Restricted Stock Plan which covers certain key salaried employees. A total of 189,467 shares were issued and outstanding under the plan at October 1, 1995. These shares carry voting and dividend rights; however, sale of the shares is restricted prior to vesting. Subject to continued employment, vesting occurs three years from the date of grant for 20% of the shares and ten years from the date of grant for the remaining 80% of the shares. The vesting date for the 20% portion occurred on October 2, 1994. Vesting of the 80% portion has been accelerated to vest evenly over a three year period beginning January 2, 1995 given that defined earnings levels were achieved. Dividend payments are being made to an escrow account. Shares issued under the plan are recorded at their fair market value on date of grant with a corresponding charge to stockholders' investment representing the unearned portion of the award.

        The unearned portion is being amortized as compensation expense on a straight-line basis over the related vesting period. Compensation expense totaled $1,542, $984, $323, and $648 during 1995, 1994, the transition quarter, and 1993 respectively.

        Effective July 1, 1990, the Company adopted the Guilford Pride Employee Stock Ownership Plan covering all U.S. full-time employees who have completed one year of service. Awards are made to the plan each year, in the form of shares of the Company's common stock or in cash which is used to purchase shares of the Company's common stock, based on the approval of the Board of Directors and are generally tied to targeted earnings levels achieved during the year. Rights to the stock vest over a seven-year period and vested shares are payable at retirement, death or disability, or termination of employment. Shares of common stock in the plan carry normal voting and dividend rights. Compensation expense for the plan for 1995, 1994, the transition quarter, and 1993 was $3,450, $2,233, $951, and $2,489, respectively and the related obligation at October 1, 1995, October 2, 1994 and September 26, 1993 for shares to be issued is included in capital in excess of par.

        At October 1, 1995, 2,243,390 shares of common stock were reserved for conversion of convertible subordinated debentures.

        The Company has an agreement with two of its directors whereby the Company will, in the event of their death prior to June 22, 1997, purchase common stock of the Company owned by the two directors in the amounts of $5,000 and $4,000. The number of shares purchased will be based on the average market value of the stock for a 20-day period preceding the date of death.

        In 1990, the Board of Directors declared a dividend of one preferred stock purchase right on each outstanding share of the Company's common stock to holders of record on September 7, 1990. If the rights become exercisable, separate certificates evidencing the rights will be distributed and each right will entitle the holder to purchase from the Company a new series of preferred stock at a predefined price. The rights also contain an option to purchase shares in a change of control situation. The preferred stock, in addition to a preferred dividend and liquidation right, will entitle the holder to vote on a pro rata basis with the Company's common stock. The rights are not exercisable until either certain changes in ownership of the Company occur or an announcement of a tender offer for at least 30% of the Company's common stock is made. The rights are redeemable by the Company at a fixed price until 10 days, or longer as determined by the Board, after the occurrence of certain defined events or at any time prior to the expiration of the rights on August 23, 2000 if such events do not occur. As of October 1, 1995, the Company had reserved 300,000 preferred shares as issuable pursuant to these rights. At the present time, the rights have no dilutive effect on the earnings per share calculation.

10. FINANCIAL INSTRUMENTS

The Company purchases foreign exchange forward contracts ("forwards") to hedge sales transactions for the succeeding year which are denominated in non-functional currency. At October 1, 1995, the Company had these amounts of forward contracts:

------------------------------------------------------------------------------
                  Contract              Market Value            Net unrealized
                   Amount            at October 1, 1995         Gains (losses)
------------------------------------------------------------------------------
Purchases       $  7,070                  $  7,111                   $   41
Sales           $ 28,149                  $ 27,825                   $  324

11. COMMITMENTS AND CONTINGENCIES:

The Company leases certain of its manufacturing and office facilities and equipment under non-cancelable operating leases with remaining terms of up to 20 years. Rent expense under these leases was $3,982 in 1995, $4,034 in 1994, $1,013 in the transition quarter, and $3,636 in 1993.

        At October 1, 1995, future minimum rental payments applicable to these leases are $3,343 in 1996, $2,794 in 1997, $2,549 in 1998, $1,995 in 1999,
$1,984 in 2000, and $15,910 thereafter.

        Since January 1992, the Company has been involved in discussions with the United States Environmental Protection Agency ("EPA") regarding remedial actions at its Gold Mills, Inc. ("Gold") facility in Pine Grove, Pennsylvania which was acquired in October 1986. Between 1988 and 1990, the Company implemented a number of corrective measures at the facility in conjunction with the Pennsylvania Department of Environmental Resources and incurred approximately $3,500 in costs. Subsequently, through negotiations with the EPA, Gold entered into a Final Administrative Consent Order with the EPA, effective October 14, 1992. Pursuant to such order, Gold will perform (i) certain measures designed to prevent any potential threats to the environment at the facility, (ii) an investigation to fully determine the nature of any release of hazardous substances at the facility and (iii) a study to evaluate alternatives for any corrective action which may be necessary at the facility. The failure of Gold to comply with the terms of the Consent Order may result in the imposition of monetary penalties against Gold. In the fourth quarter of fiscal 1992, a pre-tax charge of $8,000 was provided for the estimated future cost of the additional remediation.

        During the fourth quarter of 1992, the Company also received a Notice of Violation from the North Carolina Division of Environmental Management concerning ground water contamination on or near one of its North Carolina facilities. The Company has voluntarily agreed to allow the installation of monitoring wells at the site to determine the source of the contaminants, but denies that such contaminants originated from the Company's operations or property. An additional pre-tax charge of $1,250 was provided in the fourth quarter of fiscal 1992 to reflect the estimated future costs of monitoring this and other environmental matters including the removal of underground storage tanks at the Company's facilities. At October 1, 1995, environmental accruals amounted to $6,163 of which $5,163 is non-current and is included in other deferred liabilities in the accompanying balance sheet.

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

12. GEOGRAPHIC INFORMATION:

The accompanying financial statements include the following amounts related to the operations of the Company's subsidiaries in Europe and Mexico:

(in thousands)
--------------------------------------------------------------------------------------
                              OCTOBER 1,   October 2,      September 26,      June 27,
                                1995         1994              1993            1993
--------------------------------------------------------------------------------------
 Net sales to unaffiliated
   customers:

      United States            $616,833      $603,880        $124,952        $565,549
      United Kingdom            130,760        91,069          16,498          88,886
      Mexico                     34,925         8,751             ---             ---
--------------------------------------------------------------------------------------
         Total net sales       $782,518      $703,700        $141,450         654,435
======================================================================================
 Transfers between
   geographic areas
   (eliminated
   in consolidation):
      United States               5,756           515             ---             ---
      United Kingdom                699         1,942             697           4,755
      Mexico                        641           ---             ---             ---
--------------------------------------------------------------------------------------
        Total transfers        $  7,096      $  2,457        $    697        $  4,755
======================================================================================
 Operating income:
       United States             48,601        45,345             121          48,484
       United Kingdom            15,045         5,652              93           3,907
       Mexico                     4,170           893             ---             ---
       Interest and other
         expense, net            17,628        12,979           2,701           8,539
--------------------------------------------------------------------------------------
       Income before
         income taxes          $ 50,188      $ 38,911        $ (2,487)       $ 43,852
======================================================================================
 Identifiable assets:
       United States            550,911       522,328         480,874         484,928
       United Kingdom            79,313        65,751          59,496          57,268
       Mexico                    25,604        39,129             ---             ---
       Eliminations              69,457        61,870          40,064          35,454
          Total assets         $586,371      $565,338        $500,306        $506,742
======================================================================================

13. RESTRUCTURING AND OTHER COSTS:

During the transition quarter, the Company recorded restructuring and other costs of $5,377. This charge resulted from the shutdown and move of the Company's printing facility of $3,077; the writedown of equipment to net realizable value and redundancy of fixed costs associated with the restructuring of European operations of $1,000; and severance accruals for early retirements of $1,300. At October 1, 1995, approximately $1,000 remains as noncurrent and is included in other deferred liabilities. This amount is estimated to be expended within the next two years.

14. SUMMARY OF QUARTERLY EARNINGS (UNAUDITED):


------------------------------------------------------------------------
 1995 QUARTER               FIRST       SECOND       THIRD       FOURTH
------------------------------------------------------------------------
 Net sales                 $182,494      $201,885   $210,762    $187,377
 Gross profit                33,011        38,480     37,302      29,381
 Net Income                   6,103         9,376     11,247       6,910
------------------------------------------------------------------------
 Net Income per share:
  Primary                       .44           .67        .80         .50
  Fully diluted                 .41           .61        .73         .46
========================================================================



------------------------------------------------------------------------
 1994 QUARTER               FIRST        SECOND       THIRD       FOURTH
------------------------------------------------------------------------
 Net sales                  $157,576      $155,586   $183,235    $207,303
 Gross profit                 26,424        23,392     33,002      35,638
 Net Income                    3,849         3,929      8,934       8,412
------------------------------------------------------------------------
 Net Income per share:
  Primary                        .28           .28        .65         .61
  Fully diluted                  .28           .28        .59         .56
=========================================================================



--------------------------------------------
 TRANSITION QUARTER
 Net sales                          $141,450
 Gross profit                         22,902
 Income (loss) before
   cumulative effect of
   change in accounting
   principle                          (1,087)
 Cumulative effect on prior
   years of change in
   accounting principle
   (Note 7)                            3,100
 Net income                            2,013
--------------------------------------------
 Loss per share before
   cumulative effect of
   change in accounting
   principle:
   Primary                              (.08)
   Fully diluted                        (.08)
--------------------------------------------
 Net income per share:
   Primary                               .15
   Fully diluted                         .15
--------------------------------------------

15. SUBSEQUENT EVENTS

On November 7, 1995, the Company announced its preliminary intent to acquire 100% of the stock of privately owned Hofmann Laces, Ltd. and its affiliates. Hofmann Laces designs and produces lace fabrics for the intimate apparel, apparel and home furnishings markets. It also produces stretch knit fabrics for the apparel swimwear and intimate apparel markets. The transaction is expected to close in January of 1996.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Guilford Mills, Inc.:

We have audited the accompanying consolidated balance sheets of Guilford Mills, Inc. (a Delaware corporation) and subsidiaries as of October 1, 1995, October 2, 1994 and September 26, 1993, and the related consolidated statements of income, stockholders' investment and cash flows for the years ended October 1, 1995 and October 2, 1994, the transition quarter from June 28, 1993 to September 26, 1993 and the year ended June 27, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Guilford Mills, Inc. and subsidiaries as of October 1, 1995, October 2, 1994 and September 26, 1993, and the results of their operations and their cash flows for the years ended October 1, 1995 and October 2, 1994, the transition quarter from June 28, 1993 to September 26, 1993 and the year ended June 27, 1993 in conformity with generally accepted accounting principles.

As explained in Note 7 to the financial statements, effective June 28, 1993, the Company changed its method of accounting for income taxes as required by Statement of Financial Accounting Standards No. 109.


Arthur Andersen LLP
Greensboro, North Carolina,
November 15, 1995


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

The control environment is complimented by an internal auditing program that independently assesses the effectiveness of the internal controls and reports its findings to management throughout the year. The Company's independent public accountants are engaged to express an opinion on the Company's financial statements. They objectively and independently review the performance of management in carrying out its responsibility for reporting operating results and financial condition. Their opinion is based on procedures which they believe to be sufficient to provide reasonable assurances that the financial statements contain no material errors.

The Audit Committee of the Board of Directors, which is comprised solely of directors who are not employees of the Company, is responsible for monitoring the Company's management control and reporting system. The Audit Committee meets with management and the internal auditors periodically to review their activities and responsibilities. The Audit Committee also meets as needed with the independent auditors along with the internal auditors, both of whom have free access to the Audit Committee without management's presence.



Terrence E. Geremski
Vice President/Chief Financial
Officer and Treasurer