Form 10-K, Exhibit 13
period 1996-09-29
GUILFORD MILLS INC
filed 1996-12-19
CIK 44471

Management's Discussion and Analysis of
Financial Condition and Results of Operations

General
Consolidated sales for Guilford Mills, Inc. ("Guilford" or the "Company") for the year ended September 29, 1996 were a record $830.3 million. Net income also reached a record $34.0 million.

This increase in current year sales results primarily from the acquisition and consolidation of Hofmann Laces and its affiliates. In addition, sales for the Company's majority-owned Mexican affiliate increased significantly. Worldwide automotive sales were down slightly while sales into apparel home fashions markets decreased due to the demand decline at retail, particularly for cotton-only and certain mature apparel products.

While Guilford competes as a fabric producer in many different markets, it is regarded as a single segment based upon technology.

Guilford's increased U.S. automotive sales of headliner and bodycloth are due to increases in the production of certain vehicles in which the Company participates and increased revenues from higher value-added technologies. These increases were achieved despite the decrease in the North American car build to
14.3 million cars and light trucks for fiscal 1996 from 14.6 million for 1995. In Europe, declines resulted from a decreased car build of 12.5 million units in 1995 to 12.0 million units in 1996. Increased market share in both headliner and bodycloth were offset by a large industry inventory correction. Given the softness in the apparel industry, especially in the women's apparel product lines in which Guilford predominantly competes, there was an overall decline in revenue for our apparel products. Guilford has partially offset this decrease in apparel sales with improved competitive position and new value-added products in the apparel, home fashions and industrial markets. Three years ago the Company sold primarily to the lingerie, robewear and sleepwear portions of the apparel industry. Today end uses are greatly expanded. With Lycra(r)-containing fabric, revenue growth has been generated from sales of swimwear, shapewear, velvet, and shoelining products which have provided the Company a competitive edge in niche markets. This diversification was precipitated by the foreseen decrease in demand in the mature, traditional markets. The planned evolution has resulted in an increase in demand for many of the Company's apparel, home fashions and industrial products.

As a portion of Guilford's operations is conducted in the United Kingdom and Mexico, fluctuations in foreign exchange rates affect the Company's operating results and financial position due to translation gains and losses recognized in converting such activity to U.S. dollars. During fiscal 1996, the U.S. dollar strengthened slightly against the British pound but this did not materially affect the operating results or translation of the Company's U.K. investment on the balance sheet. In Mexico, the peso continued to decline against the U.S. dollar and resulted in a translation loss on the balance sheet of $7.7 million. However, despite the peso devaluation and slow economic recovery in Mexico during 1996, the Company's Mexican subsidiary contributed 5.2% to consolidated sales and was profitable.

On January 17, 1996 the Company acquired 100% of the outstanding capital stock of Hofmann Laces, Ltd. and its affiliates. Hofmann Laces produces knitted lace fabrics for the apparel, intimate apparel and home fashions markets and stretch knit fabric for the intimate apparel, swimwear and activewear markets. It also cuts and sews lace fabric into finished home fashions products which are sold directly to retailers.

On August 18, 1994, Guilford purchased an additional 55% of the stock of Grupo Ambar, S.A. de C.V., the parent company of American Textil, S.A. de C.V. This acquisition increased the Company's ownership to 75%. American Textil is a leading manufacturer of knit textiles in Mexico. This strategic purchase has enhanced the Company's global competitive position in both the apparel and automotive industries.

Results of Operations
1996 Compared to 1995 - Consolidated sales for fiscal 1996 increased to a record level and were up 6.1% to $830.3 million from last year's previous record high of $782.5 million. The Hofmann Laces acquisition provided the revenue growth which more than offset sales declines in the Apparel Home Fashions Business Unit.

The Apparel Home Fashions Business Unit sales declined nearly 5% to $397.0 million with an overall demand decline for apparel at the retail level, but especially for cotton-only products and mature sleepwear and robewear garments. Sales of fabrics to the Company's traditional women's apparel markets, which include lingerie, sleepwear, robewear and ready-to-wear declined by 11.7%. However, certain highly technical products which contain Lycra(r), such as shapewear and stretch velvets continued to grow significantly as the marketplace demanded these fashionable products.

Home fashions and industrial fabric sales continued to grow with an overall sales increase of 11.2%. Sales of core products, such as lining, team athletic wear, mattress tickings, furniture upholstery and domestics increased. However, sales were more significantly boosted by specialty fabrics used in diaper closure systems and spacer lining for athletic shoes.

Since the date of acquisition on January 17, 1996, Hofmann Laces, Ltd. and its affiliates contributed $61.6 million to fiscal 1996 sales. While sales fell short of internal expectations, due to softness at the retail level, there was continual quarterly improvement with sales nearly at planned levels by the end of the fiscal year. While Hofmann Laces' 1995 sales were not consolidated into Guilford's revenue, sales of lace fabrics to the apparel and intimate apparel manufacturers have increased significantly over prior year levels.

Domestic Automotive Business Unit sales increased 3.0% to $196.0 million despite a slightly lower car build of 14.3 million units for fiscal year 1996 versus
14.6 million units for fiscal year 1995. Sales of headliner and bodycloth to original equipment manufacturers ("OEMs") increased 2.1% and sales of van and RV fabrics increased 11.7%. This improvement resulted from increased market share, the continued popularity of the Ford Taurus, and increased revenues from higher value-added technologies.

Guilford's European Automotive Business Unit sales declined 6.9% to $122.4 million. While the Company was affected by the decrease in the European car build (from 12.5 million units in fiscal 1995 to 12.0 million units in fiscal
1996), and from price reductions mandated by the automobile manufacturers, it exited the year with increased market share of both headliner and bodycloth. The market share penetration was attributable to key placements with OEMs such as Ford, Skoda and Audi.

Sales of Guilford's Mexican subsidiary increased by 20.6% to $42.9 million compared to last year's $35.6 million. Despite the harsh economic conditions of the country, there was a renewed domestic demand for apparel fabrics. There was also continued strong demand for exported garments under NAFTA. The trend in consumer demand toward soft goods resulted in a shift in sales from automotive to apparel and industrial fabrics, which in fiscal year 1996 comprised over 55% of the unit's aggregate sales.

Gross margins increased to 18.6% from last year's 17.7% due to the contribution of the Hofmann Laces acquisition. The results were negatively impacted by volume declines of $6 million in the Apparel Home Fashions Business Unit and nearly $3 million in the European operation and by manufacturing inefficiencies in the domestic Automotive Business Unit of approximately $3 million. These were offset by raw material price reductions of more than $6 million and by fixed overhead cost reductions, including incentive compensation, of approximately $7 million. Additionally, gross margins were impacted by product mix changes in the Mexican operation which offset the increase in revenue there and also by selling price reductions to automotive OEMs in both the U.S. and Europe.

Selling and administrative expenses ("S,G&A") increased to $82.4 million from the prior year's $70.4 million. The increases resulted from the consolidation of Hofmann Laces expenses of approximately $7 million and Automotive Business Unit excess freight costs of nearly $3 million in the first half of the year. Research and development costs declined slightly to $13.4 million reflecting reduced automotive printing trials.

Interest expense increased in fiscal 1996 to $17.0 million from last year's $14.1 million primarily due to the additional borrowings related to the acquisition and consolidation of Hofmann Laces which added $4.0 million. This increase was offset by a combined increase in capitalized interest and reduction in the short-term borrowing rates of $1.1 million.

Other expense increased $0.1 million to $3.6 million. A reduction in expenses of $1.5 million related to low income housing investments was substantially offset by additional goodwill amortization of $0.5 million related to both the Hofmann Laces and Mexican acquisitions and also by currency losses of $0.5 million.

The effective income tax rate in fiscal 1996 was 33.3% compared to 33.0% in fiscal 1995. The higher rate was due to the impact of the proportionate share of Hofmann Laces pre-tax income to the total pre-tax income at higher statutory state rates. This was partially offset by the impact of the tax credits' relative proportion to total pre-tax income.

Net income in fiscal 1996 reached a record high of $34.0 million and increased 1% over last year's $33.6 million. Primary earnings per share decreased to $2.38 per share compared to $2.41 per share in the prior year due to an increase in average shares outstanding to 14,248,000 compared to the prior year's 13,983,000.

1995 Compared to 1994 - Consolidated sales for fiscal 1995 reached record levels with an increase of 11.2% to $782.5 million from the previous year's record high of $703.7 million.

The Apparel Home Fashions Business Unit sales declined 1.0% to $407.9 million reflecting decreases of 9.0% in intimate apparel, ready-to-wear and home fashions/ linings. These decreases were offset by a strong improvement of 15.6% in lingerie and continued growth from the Company's Lycra(r)- containing fabrics used in shapewear and swimwear. The industrial market products such as diaper closure systems and shoe linings continued to grow in 1995.

Domestic automotive sales increased 9.2% to $199.5 million from the prior year's $182.7 million. Sales of headliner and bodycloth to original equipment manufacturers increased 15.5% while sales of van, RV and furniture fabrics declined 18.4%. Given the flat car build of 14.6 million units for fiscal 1994 and fiscal 1995, the increase in sales of headliner and bodycloth resulted from increased market share and continued success with the popularity of the Ford Taurus.

Guilford's European Automotive Business Unit sales increased 44.3% to $131.5 million from the prior year's $91.1 million. While the Company benefited from the overall increase in the European car build (from 11.8 million units in fiscal 1994 to 12.5 million units in fiscal 1995), Guilford's sales growth was due primarily to increased market share of both headliner and bodycloth. The increase was also attributable to placements in key automotive models such as the GM Astra, GM Omega and Ford Escort.

With the full year impact of consolidation, the Mexican operations contributed $35.6 million compared to the previous year's $8.7 million. Despite the depressed economy in Mexico, the Company exceeded internal sales expectations.

Gross margins improved to 17.7% from the prior year's 16.8% due to Guilford Europe's increase in margin to 16.7% from 14.0 % in the prior year, increased operating efficiencies in the Company's Apparel and Fibers operations of $12.2 million and the Mexican operation's contribution for the full year. While the Company experienced large increases in raw material prices for yarn, chip and foam, substantially all of these were passed through to the customers.
Incremental sales volume contribution and manufacturing improvements in the Apparel and Fibers Business Units of $12.2 million were offset in part by one-time automotive product launch costs of $1.1 million, and $1.5 million due to the start up of the new automotive print technology.

In fiscal 1995, S,G&A increased to $70.4 million from the prior year's $66.6 million primarily as a result of the Mexican operations increase of $2.9 million and additional compensation expense of $1.6 million. Research and development costs declined from $14.6 million to $13.8 million reflecting reduced efforts in yarn development by the Fibers Business Unit offset by increased focused spending in the Apparel Home Fashions Business Unit where successes equated to higher returns.

Interest expense increased in fiscal 1995 to $14.1 million from the prior year's $12.4 million due to the consolidation of the Mexican operations which added $2.2 million. Higher average short-term borrowing rates were more than offset by reduced borrowing amounts.

Other expense increased to $3.5 million from the prior year's $0.6 million as a result of increased expense relating to the low income housing investment of $2.2 million and the consolidation of the Mexican operations which was not included in 1994.

The effective income tax rate in fiscal 1995 was 33.0% compared to 35.4% in fiscal 1994. This decrease was due to the impact of research and development and low income housing investment credits.

Net income in fiscal 1995 reached a record high of $33.6 million and increased 33.9% over the previous year's $25.1 million. This was $4.8 million higher than the previous record high of $28.9 million recorded in fiscal 1993. Primary earnings per share increased to $2.41 per share compared to $1.82 per share in 1994 on 13,983,000 average shares outstanding versus 13,776,000 average shares for the prior year.

Liquidity and Capital Requirements
At the end of fiscal 1996, cash and cash equivalents of $31.4 million were available for future capital and other needs.

Cash provided by operations decreased in fiscal 1996 compared to fiscal 1995 due to working capital increases which were partially offset by adjustments for non-cash items such as the depreciation and amortization increase of $8.7 million. Trade receivables increased $23.4 million, inventory increased $32.0 million and accrued liabilities increased $4.5 million. These increases were substantially the result of the consolidation of Hofmann Laces.

Net property increased $65.4 million from fiscal 1995 primarily due to the consolidation of Hofmann Laces. Capital expenditures were $64.5 million during 1996, $57.5 million in 1995, and $47.7 million in 1994. In the past three years, Guilford continued to modernize equipment and increase capacity to support new, innovative products. Fiscal 1996 included Hofmann Laces' capital additions of $6.3 million. Expenditure levels for the next two years are expected to approximate depreciation expense.

Increases in short-term borrowings and long-term debt of $35.4 million and $43.1 million, respectively, at September 29, 1996 as compared to October 1, 1995, related primarily to the acquisition and consolidation of Hofmann Laces. The purchase price consisted of cash and common stock. The cash purchase and the repayment of a portion of Hofmann Laces' long-term debt was funded with borrowings of $58.8 million under the company's revolving credit facility. This was refinanced with bank lines of credit. The increase in long-term debt is partially offset by the reclassification of a portion of Guilford's debt to current maturities of long-term debt, as current maturities in fiscal 1997 will exceed prior year levels. The additional short-term borrowings were substantially related to working capital requirements.

In conjunction with its acquisition of Hofmann Laces, the Company also agreed to pay additional consideration in fiscal year 2001 in accordance with a formula based upon the Company's price-earnings multiple and Hofmann Lace's performance through the end of calendar year 2000.

Raw material costs declined in fiscal 1996. Management expects flat or slightly decreased raw material costs in 1997 as suppliers participate in selling price reductions granted to customers which are being driven by consumer and global competition.

On September 26, 1995, the Company established a $150.0 million revolving credit facility which replaced a previous $25.0 million revolving line of credit. The Company entered into this facility in order to maintain flexibility with the Company's seasonal working capital needs and for potential future acquisitions. To further supplement its working capital requirements, the Company has available, uncommitted short-term bank lines of credit approximating $85 million and additionally can receive advances against its factored accounts receivable. Management believes that the Company's strong financial position and operating performance would allow access to necessary capital from both the debt and equity markets.

During the next five years, management believes that its cash requirements for working capital, capital expenditures, dividends, interest and debt repayments will continue to be met through internally generated sources and utilization of available borrowing sources. In line with management's desire to better position itself to consider acquisition opportunities and to make strategic capital investments, management intends to continue examining near and long-term alternatives to strengthen its balance sheet. Such alternatives may include equity or debt financing.

Inflation
The Company believes that the relatively moderate inflation rate of the 1990s has not significantly impacted its operations.

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

Subsequently, through negotiations with the EPA, Gold entered into a Final Administrative Consent Order with the EPA, effective October 14, 1992. Pursuant to such order, Gold has performed (i) certain measures designed to prevent any potential threats to the environment at the facility and (ii) an investigation to fully determine the nature of any release of hazardous substances at the facility. In addition, Gold will conduct a study to evaluate alternatives for any corrective action which may be necessary at the facility. The failure of Gold to comply with the terms of the Consent Order may result in the imposition of monetary penalties against Gold. In the fourth quarter of fiscal 1992, a pre-tax charge of $8.0 million was provided for the estimated future cost of the additional remediation.

During the fourth quarter of fiscal 1992, the Company also received a Notice of Violation from the North Carolina Division of Environmental Management concerning ground water contamination on or near one of its North Carolina facilities. The Company voluntarily agreed to allow the installation of monitoring wells at the site but denies that such contaminants originated from the Company's operations or property. An additional pre-tax charge of $1.3 million was provided in the fourth quarter of fiscal 1992 to reflect the estimated future costs of this monitoring and other environmental matters, including the removal of underground storage tanks at the Company's facilities. The Company has removed substantially all underground storage tanks at its facilities. At September 29, 1996, environmental accruals amounted to $6.0 million of which $5.0 million is non-current and is included in other deferred liabilities in the accompanying consolidated balance sheet.

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

Outlook
Management is optimistic for Guilford's future as it moves forward with new innovative products. For the Apparel Home Fashions Business Unit, sales growth is expected due to new products, heightened marketing of innovative concepts and synergies as a result of the Hofmann Laces acquisition.

In the automotive industry, with a flat car build, the Company expects sales growth through worldwide sourcing opportunities enhanced by the Company's presence in Europe and Mexico, increased placements of woven velour fabrics and diverse product offerings including the new printing technology. In addition, continued emphasis on cost reduction should translate to better economics for the Company's customers.

Many manufacturers who use Guilford's fabrics in both the apparel and automotive sectors are seeking to reduce costs. In addition, the markets are subject to competition from imported garments. Consequently, Guilford is experiencing continual pricing pressures. However, through diversity, innovation and technology, the Company will continue to focus its efforts on providing high quality, innovative products, with excellent customer service at the lowest cost and expects to maintain its competitive position in its markets. Growth is expected to come gradually from internal product transition efforts and more quickly with strategic acquisitions.

The results of operations for fiscal 1996 were not significantly impacted on a consolidated basis by the continued devaluation of the Mexican peso. In the balance sheet, the result of this translation loss is a reduction in stockholders' investment, as required by Statement of Financial Accounting Standards No. 52 (SFAS No. 52), and accordingly is not reflected in the Company's results of operations. In management's view, a risk of loss of earnings exists in the future related to net U.S. dollar transactions. Effective January 1, 1997, it is expected that the Mexican economy will be considered "highly inflationary" for financial reporting purposes because the cumulative Mexican inflation rate for the immediately preceding three years is expected to exceed 100%. As a result, under SFAS No. 52, the U.S. dollar will be used as the functional currency for translating the balance sheet and results of operations of the Company's Mexican operation, until the Mexican economy is no longer considered highly inflationary. Under this method of accounting, foreign currency translation gains and losses are recognized currently in the results of operations, rather than as a direct change in stockholders' investment. While management expects that the peso will devalue even further in fiscal 1997, it believes that economic growth, spurred by a return of domestic demand and a reduction in inflation, will result in continued growth for its operations. The Company cannot determine to what extent this growth may be offset by the negative impact of economic uncertainty

Guilford Mills, Inc.

Selected Financial Data


                                                                       Transition
(In thousands except per share data)                                      Quarter
                                 1996         1995          1994       1993 (2)        1993        1992          1991         1990
--------------------------   ------------ ------------ ------------- ------------ ------------------------- ------------ -----------
Results of Operations
   Net sales                  $830,320      $782,518     $703,700      $141,450      $654,435   $614,905       $528,778   $544,059
   Income (loss) before
     extraordinary item         33,978        33,636       25,124        (1,087)       28,852     24,858         13,557     (8,041)
   Income (loss) before
     cumulative effect of
     change in accounting
     principle                  33,978        33,636       25,124        (1,087)       28,852     24,858         15,917     (8,041)
   Net income (loss)            33,978        33,636       25,124         2,013        28,852     24,858         15,917     (8,041)

Per Share Data (1)
   Primary:
     Income (loss) before
      extraordinary item          2.38          2.41         1.82         (.08)          2.11       1.85          1.02        (.56)

     Income (loss) before
      cumulative effect of
      change in accounting
      principle                   2.38          2.41         1.82         (.08)          2.11       1.85          1.19        (.56)
     Net income (loss)            2.38          2.41         1.82          .15           2.11       1.85          1.19        (.56)
     Average common and
      common equivalent
      shares outstanding        14,248        13,983       13,776        13,646        13,674     13,465         13,322     14,250
   Fully diluted:
     Income (loss) before
      extraordinary item          2.19          2.21         1.71         (.08)          1.96       1.73          1.01        (.56)
     Income (loss) before
      cumulative effect of
      change in accounting
      principle                   2.19          2.21         1.71         (.08)          1.96       1.73          1.17        (.56)
     Net income (loss)            2.19          2.21         1.71          .15           1.96       1.73          1.17        (.56)
     Average common and
      common equivalent
      shares outstanding        16,562        16,309       16,059        13,650        15,933     15,783         15,665     14,250
   Cash dividends                  .60           .60          .60          .15            .60        .57           .53         .53
Balance Sheet Data
   Working capital             177,658       178,233      153,165       126,766       151,994    139,897        124,078    137,893
   Total assets                728,830       586,371      565,338       500,306       506,742    414,335        379,874    395,425
   Long-term debt              209,435       166,368      164,611       146,736       147,430     76,855         80,316     92,072
   Stockholders' investment    298,059       267,549      244,060       221,954       219,739    206,170        178,058    175,500



(1) All share data has been restated to reflect the effect of a three-for-two stock split effected in January 1992 in the form of a 50% stock dividend.
(2) Due to the change in year end, the transition quarter from June 28, 1993 to September 26, 1993 is presented.

Guilford Mills, Inc.
CONSOLIDATED BALANCE SHEETS
September 29, 1996 and October 1, 1995



(In thousands except  share data)
---------------------------------------------------------------------------- --------------------------- -------------------------

                                                                                        1996                        1995
---------------------------------------------------------------------------- --------------------------- -------------------------
Assets
Cash and cash equivalents                                                            $  31,448                    $  17,964
Accounts receivable, net                                                               172,033                      148,656
Inventories  (Note 3)                                                                  137,993                      106,008
Prepaid income taxes (Note 7)                                                            2,437                        5,530
Other current assets                                                                     7,977                        7,769
---------------------------------------------------------------------------- --------------------------- -------------------------
           Total current assets                                                        351,888                      285,927
Property, net (Note 4)                                                                 309,964                      244,592
Cash surrender value of life insurance, net of policy loans (Note 8)                    41,715                       37,676
Other                                                                                   25,263                       18,176
---------------------------------------------------------------------------- --------------------------- -------------------------
           Total assets                                                               $728,830                     $586,371
---------------------------------------------------------------------------- --------------------------- -------------------------
Liabilities
Short-term borrowings (Note 6)                                                       $  47,979                   $    9,587
Current maturities of long-term debt (Note 6)                                           18,837                        4,078
Accounts payable                                                                        63,551                       54,677
Accrued liabilities (Note 5)                                                            43,863                       39,352
---------------------------------------------------------------------------- --------------------------- -------------------------
---------------------------------------------------------------------------- --------------------------- -------------------------
           Total current liabilities                                                   174,230                      107,694
Long-term debt (Note 6)                                                                209,435                      166,368
Deferred income taxes (Note 7)                                                          19,969                       17,518
Other deferred liabilities (Note 8)                                                     24,970                       25,011
Minority interest (Note 2)                                                               2,167                        2,231
---------------------------------------------------------------------------- --------------------------- -------------------------
           Total liabilities                                                           430,771                      318,822
---------------------------------------------------------------------------- --------------------------- -------------------------


Commitments and Contingencies (Notes 2, 9 & 11)

Stockholders' Investment (Notes 6 & 9)
Preferred stock, $1 par; 1,000,000 shares authorized, none issued                           --                           --
Common stock, $.02 par; 40,000,000 shares authorized,
   19,629,199 shares issued, 14,455,711 shares outstanding at
   September 29,1996 and 14,108,721 shares outstanding at
   October 1, 1995                                                                         393                          393
Capital in excess of par                                                                41,089                       37,467
Retained earnings                                                                      311,217                      285,880
Foreign currency translation loss                                                      (11,988)                     (10,110)
Unamortized stock compensation                                                            (287)                      (1,260)
Treasury stock, at cost (5,173,488 shares at September 29, 1996
   and 5,520,478 shares at October 1, 1995)                                            (42,365)                     (44,821)
---------------------------------------------------------------------------- --------------------------- -------------------------
           Total stockholders' investment                                              298,059                      267,549
---------------------------------------------------------------------------- --------------------------- -------------------------
           Total liabilities and stockholders' investment                             $728,830                     $586,371
---------------------------------------------------------------------------- --------------------------- -------------------------

 The accompanying notes to consolidated financial statements are an integral part of these balance sheets.



   Guilford Mills, Inc.
   CONSOLIDATED STATEMENTS OF INCOME
   For the Years Ended September 29, 1996, October 1, 1995 and October 2, 1994




(In thousands except per share data)
 --------------------------------------------- ----------------------- ----------------------- ------------------
                                                        1996                    1995                 1994
                                                     (52 Weeks)              (52 Weeks)           (53 Weeks)
 --------------------------------------------- ----------------------- ----------------------- ------------------
 Net Sales                                             $830,320               $782,518              $703,700
 --------------------------------------------- ----------------------- ----------------------- ------------------

 Costs and Expenses:
      Cost of goods sold                                676,264                644,344               585,244
      Selling and administrative                         82,430                 70,358                66,566
 --------------------------------------------- ----------------------- ----------------------- ------------------
                                                        758,694                714,702               651,810
 --------------------------------------------- ----------------------- ----------------------- ------------------

 Operating Income                                        71,626                 67,816                51,890
 --------------------------------------------- ----------------------- ----------------------- ------------------

 Other Expense:
      Interest expense                                   17,017                 14,122                12,428
      Other expense, net                                  3,640                  3,506                   551
 --------------------------------------------- ----------------------- ----------------------- ------------------
                                                         20,657                 17,628                12,979
 --------------------------------------------- ----------------------- ----------------------- ------------------

 Income Before Income Taxes                              50,969                 50,188                38,911
 Income Tax Provision (Note 7)                           16,991                 16,552                13,787
 --------------------------------------------- ----------------------- ----------------------- ------------------
 Net Income                                            $ 33,978              $  33,636             $  25,124
 --------------------------------------------- ----------------------- ----------------------- ------------------
 Net Income Per Share:
      Primary                                             $2.38                  $2.41                 $1.82
      Fully Diluted                                        2.19                   2.21                  1.71
 --------------------------------------------- ----------------------- ----------------------- ------------------


 The accompanying notes to consolidated financial statements are an integral part of these statements.



Consolidated Statements of Stockholders' Investment

For the Years Ended September 29, 1996, October 1, 1995 and October 2, 1994


                                                                                             Foreign
                                                               Capital in                    Currency      Unamortized
                                                    Common      Excess of     Retained     Translation        Stock       Treasury
(In thousands except share data)                    Stock          Par        Earnings     Gain (Loss)    Compensation     Stock
------------------------------------------------ ------------- ------------- ------------ -------------- ---------------- ----------
Balance, September 26, 1993                          $393        $33,581      $244,006      $ (5,536)      $(5,137)       $(45,353)
   Vesting of 92,000 shares under the
    restricted stock plan, less forfeitures of
    76,422 shares                                      --             --            --            --         1,351          (1,351)
   Compensation under restricted stock plan            --             --            --            --           984              --
   Issuance of 160,537 shares of treasury stock
    under the employee stock ownership plan            --         (1,260)           --            --            --           1,260
   Shares to be issued in fiscal 1995 under the
    employee stock ownership plan                      --          2,033            --            --            --              --
   Issuance of 54,000 shares of treasury stock
    for options exercised                              --            101            --            --            --             414
   Foreign currency translation gain                   --             --            --         1,875            --              --
   Cash dividends ($.60 per share)                     --             --        (8,425)           --            --              --
   Net income                                          --             --        25,124            --            --              --
------------------------------------------------ ------------- ------------- ------------ -------------- ---------------- ----------
Balance, October 2, 1994                              393         34,455       260,705        (3,661)       (2,802)        (45,030)
   Vesting of 135,533 shares under the
    restricted stock plan, less return of
    53,415 shares to treasury stock to satisfy
    recipient's individual income tax obligations      --             --            --            --            --          (1,162)
   Compensation under restricted stock plan            --             --            --            --         1,542              --
   Issuance of 84,701 shares of treasury stock
    under the employee stock ownership plan            --           (676)           --            --            --             676
   Shares to be issued in fiscal 1996 under the
    employee stock ownership plan                      --          3,385            --            --            --              --
   Issuance of 93,398 shares of treasury stock
    for options exercised                              --            303            --            --            --             695
   Foreign currency translation loss                   --             --            --        (6,449)           --              --
   Cash dividends ($.60 per share)                     --             --        (8,461)           --            --              --
   Net income                                          --             --        33,636            --            --              --
------------------------------------------------ ------------- ------------- ------------ -------------- ---------------- ----------
Balance, October 1, 1995                              393         37,467       285,880       (10,110)       (1,260)        (44,821)
   Issuance of 200,000 shares of treasury
    stock in connection with the purchase of a
    business                                           --          2,401            --            --            --           1,624
   Issuance  of 20,000  shares of treasury  stock
    and  vesting of 97,934  shares
    under the  restricted  stock plan,  less
    forfeitures  of 19,600 shares and less
    return of 22,436 shares to treasury stock to
    satisfy reciindividual income tax obligations      --            275            --            --          (275)           (670)
   Compensation under restricted stock plan            --             --            --            --         1,248              --
   Issuance of 132,952 shares of treasury stock
    under the employee stock ownership plan            --         (1,080)           --            --            --           1,080
   Shares to be issued in fiscal 1997 under the
    employee stock ownership plan                      --          1,858            --            --            --              --
   Issuance of 42,017 shares of treasury stock
    for options exercised                              --            247            --            --            --             483
   Return of 5,943 shares to treasury stock
     received as payment for options exercised         --            (79)           --            --            --             (61)
   Foreign currency translation loss                   --             --            --        (1,878)           --              --
   Cash dividends ($.60 per share)                     --             --        (8,641)           --            --              --
   Net income                                          --             --        33,978            --            --              --
------------------------------------------------ ------------- ------------- ------------ -------------- ---------------- ----------
Balance, September 29, 1996                          $393        $41,089      $311,217      $(11,988)     $    (287)       $(42,365)
------------------------------------------------ ------------- ------------- ------------ -------------- ---------------- ----------

The accompanying notes to consolidated financial statements are an integral part of these statements.


Guilford Mills, Inc.
CONSOLIDATED STATEMENTS OF CASH FLOW
For the Years Ended September 29, 1996, October 1, 1995 and October 2, 1994



 (In thousands)
    -------------------------------------------------------------------- --------------------- ------------------ -----------------

                                                                                1996                 1995              1994
                                                                              (52 Weeks)          (52 Weeks)         (53 Weeks)
    -------------------------------------------------------------------- --------------------- ------------------ -----------------
    Cash Flows From Operating Activities:
       Net income                                                               $ 33,978           $ 33,636           $ 25,124
       Non-cash items included in net income --
         Depreciation and amortization                                            55,389             46,710             40,282
         (Gain) loss on disposition of property                                     (180)              (156)               605
         Minority interest in net income                                             206                253                195
         Deferred income taxes                                                     5,835              1,295              5,715
         Increase in cash surrender value of life insurance,
           net of policy loans                                                    (3,852)              (961)            (2,087)
         Compensation earned under restricted stock plan                           1,248              1,542                984
         Shares to be issued under employee stock ownership plan                   1,858              3,385              2,033
       Changes in assets and liabilities --
         Receivables                                                             (13,277)            (9,400)           (22,474)
         Inventories                                                              (3,688)            (3,596)               (85)
         Other current assets                                                       (184)            (3,750)               854
         Accounts payable                                                         11,640              5,662              5,950
         Accrued liabilities                                                      (9,999)             7,062              4,999
       Other                                                                        (400)               339                555
    -------------------------------------------------------------------- --------------------- ------------------ -----------------
            Net cash provided by operating activities                             78,574             82,021             62,650
    -------------------------------------------------------------------- --------------------- ------------------ -----------------
    Cash Flows From Investing Activities:
       Additions to property                                                     (64,532)           (57,544)           (47,711)
       Proceeds from dispositions of property                                      1,220                612              2,303
       Proceeds from sale of other assets                                            ---              2,600                ---
       (Increase) decrease  in other assets                                         (655)               606             (4,515)
       Purchases of businesses, net of cash acquired (Note 2)                    (26,519)               ---             (9,868)
    -------------------------------------------------------------------- --------------------- ------------------ -----------------
          Net cash used in investing activities                                  (90,486)           (53,726)           (59,791)
    -------------------------------------------------------------------- --------------------- ------------------ -----------------
    Cash Flows From Financing Activities:
       Short-term borrowings (repayments), net                                    42,667             (9,087)           (11,300)
       Payments of long-term debt                                                (68,138)            (2,439)            (2,801)
       Proceeds from issuance of long-term debt                                   58,777              6,374             20,000
       Cash dividends                                                             (8,641)            (8,461)            (8,425)
       Common stock options exercised                                                730                998                515
    -------------------------------------------------------------------- --------------------- ------------------ -----------------
            Net cash provided by (used in) financing activities                   25,395            (12,615)            (2,011)

    Effect of Exchange Rate Changes on Cash and
       Cash Equivalents                                                                1             (3,826)               350
    -------------------------------------------------------------------- --------------------- ------------------ -----------------

    Net Increase In Cash and Cash  Equivalents                                    13,484             11,854              1,198
    -------------------------------------------------------------------- --------------------- ------------------ -----------------

    Beginning Cash and Cash Equivalents                                           17,964              6,110              4,912

    Ending Cash and Cash Equivalents                                            $ 31,448           $ 17,964           $  6,110
    -------------------------------------------------------------------- --------------------- ------------------ -----------------

 The accompanying notes to consolidated financial statements are an integral part of these statements.


Notes to Consolidated Financial Statements
(In thousands except share data)


1.   Description of Business and Summary of
     Significant  Accounting Policies:
Description of Business - The Company produces, processes and sells warp knit, circular knit and woven velour fabric as well as lace. The Company sells its finished fabrics to customers who manufacture a broad range of apparel, automotive, industrial and home furnishings products. The company also cuts and sews lace fabrics into finished home fashions products which are sold directly to retailers. During 1996, 1995, and 1994 no single customer accounted for 10% or more of net sales.

Principles of Consolidation - The consolidated financial statements include the accounts of Guilford Mills, Inc. and its majority-owned and controlled subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses. Actual results may differ from those estimates.

Reclassifications - For comparative purposes, certain amounts in the 1995 and 1994 financial statements have been reclassified to conform with the 1996 presentation.

Minority Interest - Minority interest represents the minority stockholders' proportionate share of the equity of Grupo Ambar, S.A. de C.V., the parent company of American Textil, S.A. de C.V (collectively, "American Textil"). At September 29, 1996, the Company owned 75% of the capital stock of Grupo Ambar, S.A. de C.V.

Cash Equivalents - All highly liquid investments with an original maturity of six months or less are considered to be cash equivalents. The carrying amount of cash equivalents approximates fair value.

Accounts Receivable and Concentration of Credit Risk - As of September 29, 1996 and October 1, 1995, approximately 15%, and 24%, respectively, of the Company's accounts receivable were factored on a non-recourse basis. The Company performs on-going credit evaluations of its non-factored customers' financial condition and generally does not require collateral from those customers. Credit insurance is maintained covering $13,000 of certain outstanding accounts receivable. The Company competes primarily in the apparel and automotive industries and sells its products to a multitude of customers in numerous geographical locations throughout the world. There is not a disproportionate concentration of risk. Allowances for doubtful accounts were $9,487 and $8,867 at September 29, 1996 and October 1, 1995, respectively.

Inventories - Inventories are carried at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for approximately 73% of inventories in 1996. Cost for all other inventories have been determined principally by the first-in, first-out (FIFO) method. Cost was determined using the LIFO method for substantially all inventories in 1995.

Property - Property is carried at cost, and depreciation is provided for financial reporting primarily on the straight-line method. Accelerated methods are used for income tax reporting. Depreciation rates are reviewed annually and revised, if necessary, to reflect estimated remaining useful lives.

Goodwill and Intangible Assets - Goodwill is amortized using the straight-line method over periods ranging from twenty to forty years. Intangible assets are amortized using the straight-line method over their estimated economic lives of five years. The Company reviews the carrying value of goodwill and intangible assets for impairment whenever events or changes in circumstance indicate that the carrying value may not be recoverable. Measurement of any impairment would include a comparison of estimated future operating cash flows anticipated to be generated during the remaining life to the net carrying value of the asset.

Income Taxes - Deferred or prepaid income taxes are provided for differences in timing of expense and income recognition between tax and financial reporting in accordance with SFAS No. 109 "Accounting for Income Taxes". United States income taxes are not provided on the income of foreign operations, since such income has been reinvested and is not expected to be repatriated. Undistributed earnings of foreign operations were $29,316 at September 29, 1996, $25,796 at October 1, 1995, and $14,873 at October 2, 1994.

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

Per Share Information - Primary income per share information has been determined by dividing the respective net income amounts by the weighted average number of shares of common stock and common stock equivalents outstanding during the periods (14,248,000 in 1996, 13,983,000 in 1995, and 13,776,000 in 1994). Fully
diluted income per share information also considers as applicable (i) the dilutive effect assuming that the Company's convertible debentures were converted at the beginning of the year, with earnings being increased by the interest expense, net of taxes, that would not have been incurred had conversion taken place and (ii) an additional dilutive effect for stock options and shares issued under the restricted stock plan. The weighted average number of fully diluted shares of common stock and equivalents was 16,562,000 in 1996, 16,309,000 in 1995, and 16,059,000 in 1994.

Supplemental Cash Flow Information - The Company paid interest of $17,245 during 1996, $14,526 during 1995, and $12,217 during 1994. The Company paid income taxes of $9,006 during 1996, $15,599 during 1995, and $7,391 during 1994.
Non-cash activities consist of $176 in 1996, $0 in 1995, and $1,351 in 1994 for the issuance of treasury shares under the restricted stock plan, net of shares forfeited under the restricted stock plan.

Recent Accounting Pronouncements - The Financial Accounting Standards Board recently issued SFAS No. 123, "Accounting for Stock-Based Compensation." This statement introduces a fair-value based method of accounting for stock-based compensation. It encourages, but does not require, companies to recognize compensation expense for grants of stock, stock options, and other equity instruments to employees based on the new fair value accounting rules. The Company has elected not to recognize compensation expense as encouraged by this statement. As a result of this election, SFAS No. 123 requires that the Company provide pro forma disclosures for the two most recent fiscal years presented as if compensation expense had been recorded. The Company will adopt the disclosure provisions of this statement in fiscal 1997.



2.   Acquisitions:
Hofmann Laces, Ltd. and Affiliates - On January 17, 1996, the Company acquired 100% of the outstanding capital stock of Hofmann Laces, Ltd., Raschel Fashions Interknitting, Ltd., and Curtains and Fabrics, Inc. (collectively "Hofmann Laces"). Hofmann Laces designs and produces lace fabrics for the intimate apparel, apparel and home fashions markets. It produces stretch knit fabrics for the apparel swimwear and intimate apparel markets. Additionally, it cuts and sews lace fabrics into finished home fashions products which are sold directly to retailers. The purchase price was comprised of cash of $45,480 and the issuance of 200,000 shares of the company's common stock. The acquisition was accounted for using the purchase method of accounting. Excess purchase price over fair market value of the underlying assets of $7,575 was allocated to goodwill, other intangible assets and property based upon preliminary estimates of fair values. The Company does not believe that the final purchase price allocation will differ significantly from the preliminary purchase price allocation recorded at September 29, 1996. Additional purchase price may be paid based on Hofmann Laces' earnings for the five year period ending on December 31, 2000.

The operating results of Hofmann Laces have been included in the consolidated statement of income from the date of acquisition. The unaudited pro forma results below assume the acquisition occurred at the beginning of the fiscal years ending September 29, 1996 and October 1, 1995:

--------------------- --------------------- --------------------
                              1996                 1995
--------------------- --------------------- --------------------
Net Sales                  $848,985               $859,717
Operating Income             73,682                 82,661
Net Income                   34,386                 40,017
--------------------- --------------------- --------------------
Net Income per share:
      Primary                  2.40                   2.82
      Fully Diluted            2.21                   2.42
--------------------- --------------------- --------------------

In management's opinion, the unaudited pro forma combined results of operations are not indicative of the actual results that would have occurred had the acquisition been consummated at the beginning of fiscal 1996 or at the beginning of fiscal 1995 or of future perations of the combined companies under the ownership and management of the Company.

American Textil - On August 18, 1994, the Company acquired an additional 55% ownership interest in American Textil. In 1996, additional consideration of $3,667 was paid based on American Textil's earnings through December 31, 1995. The acquisition increased the Company's ownership interst in American Textil to 75%. American Textil is a leading manufacturer of knit textile fabrics in Mexico.

The Company recorded its equity in the earnings of American Textil through August 18, 1994, and the consolidated statement of income for fiscal 1994 includes the operating results of American Textil thereafter. Accordingly, for comparison purposes, the consolidated financial statements for 1994 included approximately six weeks of operations (August 19, 1994 through October 2, 1994) while the consolidated financial statements for 1996 and 1995 include fifty-two weeks. The minority stockholders' 25% proportionate interest in American Textil's net income after August 18, 1994 is included in other expense in the 1996, 1995 and 1994 statements of income.

3.   Inventories:
Inventories at September 29, 1996 and October 1, 1995 consist of the following:

---------------------------- ----------------- -----------------
                                   1996              1995
---------------------------- ----------------- -----------------
Finished goods                  $  45,515        $  45,745
Raw materials and work
     in process                    95,439           69,786
Manufacturing supplies             13,892           11,968
---------------------------- ----------------- -----------------
Total inventories valued at
  first-in, first-out
  (FIFO) cost                     154,846          127,499

Less - Adjustments to
  reduce FIFO cost to
  LIFO cost, net                   16,853           21,491
---------------------------- ----------------- -----------------
Total inventories                $137,993         $106,008
---------------------------- ----------------- -----------------


4.   Property:
Property at September 29, 1996 and October 1, 1995 consists of the following:

-------------------------- ------------------- -----------------
                                   1996              1995
-------------------------- ------------------- -----------------
Land                             $  11,850       $  10,618
Buildings                          100,412          84,478
Machinery and equipment            538,834         445,425
Construction in progress            12,232           6,647
-------------------------- ------------------- -----------------
                                   663,328         547,168
Less - Accumulated
    depreciation                   353,364         302,576
-------------------------- ------------------- -----------------
       Property, net              $309,964        $244,592
-------------------------- ------------------- -----------------


5.   Accrued Liabilities:
Accrued liabilities at September 29, 1996 and October 1, 1995 consist of the following:

-------------------------- ------------------- -----------------
                                   1996              1995
-------------------------- ------------------- -----------------
Payroll and related benefits       $14,041         $16,352
Income taxes                         7,027           5,178
Property taxes                       3,150           3,282
Other                               19,645          14,540
-------------------------- ------------------- -----------------
  Total accrued liabilities        $43,863         $39,352
-------------------------- ------------------- -----------------


6.   Short-Term Borrowings and Long-Term Debt:
The Company uses short-term bank borrowings with terms of six months or less to meet seasonal working capital needs. The maximum short-term borrowings during 1996, 1995, and 1994 were $68,355, $32,059, and $42,510, respectively; the average borrowings were $25,586, $9,960, and $26,279, respectively; and the weighted average interest rates were 9%, 12% and 7% (6%, 6%, and 7% for U.S. borrowings), respectively. The Company has no compensating balance requirements.

Long-term debt at September 29, 1996 and October 1, 1995 consists of the following:

---------------------------------- --------------- -------------
                                         1996             1995
---------------------------------- --------------- -------------
Senior, unsecured notes, due in
   annual payments of
   $10,714 from 1997 to 2003,
   interest at 7.569%               $  75,000        $  75,000
Convertible subordinated
   debentures,  due in various
   payments from 1999 through
   2012, convertible into common
   stock at $29.50 per share,
   interest at 6%                      66,180           66,180
Lines of Credit                        58,777               --
Term loan, due in quarterly
   payments of $695 until 1996,
   interest at 8.38%                       --            3,472
Senior, unsecured notes, due in
   1999, interest at 7.49%             20,000           20,000
Term loans with a Mexican
   bank at various due dates
   and various interest rates           2,780            4,494
Industrial revenue bonds at
   various  due dates and various
   interest  rates                        845               --
Other                                   4,690            1,300
---------------------------------- --------------- -------------
                                      228,272          170,446
Less -  Current maturities             18,837            4,078
---------------------------------- --------------- -------------
   Total                             $209,435         $166,368
---------------------------------- --------------- -------------

The Company financed the Hofmann Laces acquisition discussed in Note 2 as well as the refinancing of a portion of the assumed debt with $58,777 of borrowings under its $150,000 revolving line of credit. The borrowings were subsequently repaid with borrowings under line of credit agreements with maturities ranging from 1 to 180 days and interest rates ranging from 5.18% to 6.38% with a weighted average interest rate of 5.48% at September 29, 1996. The total borrowings outstanding as of September 29, 1996 of $58,777 have been classified as long-term debt in the accompanying consolidated balance sheet as management intends to refinance the borrowings through available long-term debt sources. The Company has additional availability under uncommitted bank lines of credit of approximately $86,000.

During 1995, the Company established a $150,000 revolving credit facility with a group of banks which replaced a previous $25,000 revolving line of credit. This credit facility expires September 25, 2000. No borrowings were outstanding under this facility at September 29, 1996 or October 1, 1995.

The Company's Mexican subsidiary has various term loans with a local bank. These loans have due dates ranging from fiscal year 1997 to fiscal year 2000. The loans also have various variable interest rates. At September 29, 1996 these interest rates ranged from 8.24% to 37.61%.

On May 20, 1994, the Company issued $20,000 of senior, unsecured long-term notes to certain institutional investors. The notes bear interest at a rate of 7.49% per annum and will mature on May 20, 1999. The proceeds were used to fund the acquisition of American Textil, to repay certain other debt obligations, and for general corporate purposes.

The fair value of the Company's publicly-traded convertible subordinated debentures at September 29, 1996, and October 1, 1995 approximated $63,533 and $65,022, respectively, based upon the quoted market price of the issue. The carrying value of the remaining short-term borrowings and long-term debt of the Company approximates the fair value for loans with similar terms.

Annual maturities of long-term debt for the next five years are $18,837 in 1997, $16,905 in 1998, $37,033 in 1999, $20,959 in 2000, and $15,027 in 2001.

Under the terms of the Company's debt agreements, certain requirements and restrictions apply to future indebtedness, stockholders' investment, and tangible net worth. The Company is in compliance with all covenants under its debt agreements.


7.    Income Taxes:
The net deferred income tax liability at September 29, 1996 and October 1, 1995 is comprised of the following:

------------------------------ ------------------ ---------------
                                      1996             1995
------------------------------ ------------------ ---------------
Assets                             $ 28,775         $  23,915
Liabilities                         (46,307)          (35,903)
------------------------------ ------------------ ---------------
   Total                           $(17,532)        $ (11,988)
------------------------------ ------------------ ---------------

No valuation allowances against deferred income tax assets were recorded at September 29, 1996 or October 1, 1995.

Temporary differences and carryforwards which gave rise to significant deferred income tax assets (liabilities) as of September 29, 1996 and October 1, 1995 were as follows:

------------------------------ ------------------ ---------------
                                     1996              1995
------------------------------ ------------------ ---------------
Current prepaid (deferred) income
  taxes:
General business credit
  carry-forwards (expire
  2005-2010)                      $   1,558         $   4,098
Allowances for doubtful               3,071             2,910
  accounts
Inventory valuation
  differences                        (2,475)           (2,142)
Prepaid healthcare costs             (1,096)             (543)
Accrued expenses not
  currently deductible for tax        1,437               925
Accrued environmental
  expenses                              396               396
Other, net                             (454)             (114)
------------------------------ ------------------ ---------------
Total current prepaid
   income taxes                   $   2,437         $   5,530
------------------------------ ------------------ ---------------
Long-term prepaid (deferred) income taxes:
Property                           $(31,612)         $(30,393)
Accrued pension and other
   employee benefits                  7,503             6,927
Alternative minimum and other
   tax credit carryforwards
   (no expiration)                    5,304             4,997
Accrued environmental expenses        1,785             1,842
Investments  in limited
   partnerships                      (2,078)           (1,230)
Other, net                             (871)              339
------------------------------ ------------------ ---------------
Total long-term deferred
   income taxes                    $(19,969)         $(17,518)
------------------------------ ------------------ ---------------

The income tax provision consists of the following elements:

-------------------- ----------------- ------------ -----------
                           1996           1995         1994
-------------------- ----------------- ------------ -----------
Currently payable
   (refundable):
   U.S. Federal            $5,932         $ 8,589    $ 4,718
   State                    1,539           1,798        803
   Foreign                  3,685           4,870      2,196
Deferred payable
   (prepaid):
   U.S. Federal             4,860             400      5,632
   State                      722              56        747
   Foreign                    253             839       (309)
-------------------- ----------------- ------------ -----------
                          $16,991         $16,552    $13,787
-------------------- ----------------- ------------ -----------

The income tax provision as a percentage of pre-tax income differs from the statutory U.S. Federal rate for the following reasons:

---------------------------- ------------- ---------- ----------
                                 1996        1995       1994
---------------------------- ------------- ---------- ----------
Statutory U.S. Federal
   income tax rate               35.0%        35.0%      35.0%
State income taxes, net of
  Federal Income tax reduction    2.7          3.1        3.5
Tax credits                      (3.8)        (6.8)      (2.9)
Other                            (0.6)         1.7       (0.2)
---------------------------- ------------- ---------- ----------
Effective income tax rate        33.3%        33.0%      35.4%
---------------------------- ------------- ---------- ----------

8.   Benefit Plans:
Guilford Mills, Inc. has a noncontributory defined benefit plan for the majority of its hourly employees. Gold Mills, Inc., a wholly-owned subsidiary, also has a non-contributory defined benefit plan and a multi-employer pension plan covering the majority of its employees. The financial status of the domestic defined benefit plans at September 29, 1996, and October 1, 1995 is as follows:

------------------------------ --------------- ----------------
                                    1996            1995
------------------------------ --------------- ----------------
Fair value of plan assets,
   primarily marketable
   securities, short-term
     investment funds and
   insurance company contracts     $21,515        $19,656
------------------------------ --------------- ----------------
Accumulated benefit
   obligation, including
   vested benefits of $22,171 and
   $19,064                           22,721         19,510
Additional benefits based on
   estimated future salary
   levels                             2,037          2,949
------------------------------ --------------- ----------------
Projected benefit obligation         24,758         22,459
------------------------------ --------------- ----------------
Projected benefit obligation
   in excess of plan assets          (3,243)        (2,803)
Unrecognized net loss                 4,955          5,061
Unrecognized net
   transitional asset                (2,443)        (2,635)

Adjustment to recognize
   minimum liability                   (476)            --
------------------------------ --------------- ----------------
Accrued pension liability           $(1,207)      $   (377)
------------------------------ --------------- ----------------


The projected benefit obligation has been determined for 1996 and 1995 using an assumed discount rate of 7.25% and an assumed long-term rate of salary progression of 4%. The assumed long-term rate of return on plan assets is 9%.

Guilford Europe Limited, a wholly-owned subsidiary, has a defined benefit pension plan with an actuarial present value of accumulated plan benefits of $11,798 and net assets available for plan benefits of $14,928 as of December 31, 1995. The present value of plan benefits for Guilford Europe Limited was determined using an assumed discount rate of 8.5% and an assumed long-term rate of salary progression of 7%. The assumed long-term rate of return on plan assets was 8.5%.

Pension expense includes the following components:

    ------------------- -------------- ----------- -----------
                            1996          1995        1994
    ------------------- -------------- ----------- -----------
    Domestic defined
       benefit plans:
       Service cost --
         benefits earned
         during the period $1,170        $1,130      $1,036
       Interest on
         projected benefit
         obligation         1,618         1,493       1,293
       Actual return
         on plan assets    (1,760)       (2,361)     (1,358)
       Net amortization
         and deferral        106         1,004         165
    ------------------- -------------- ----------- -----------
                            1,134         1,266       1,136
    Domestic multi-
         employer plan        257           252         238
    Foreign defined
         benefit plan         478           432         306
    ------------------- -------------- ----------- -----------
         Total             $1,869        $1,950      $1,680
    ------------------- -------------- ----------- -----------

The Company maintains defined contribution plans for certain officers and salaried employees. Contributions under these plans are determined by the Board of Directors. During 1996, 1995 and 1994, the provisions under the defined contribution plans were $2,626, $1,631, and $2,543, respectively.

The Company also maintains deferred compensation plans for certain officers and salaried employees. These plans are being provided for currently. During 1996, 1995 and 1994, the provisions under these plans were $1,828, $1,964, and $1,882, respectively. The liability for deferred compensation was $17,201 at September 29, 1996 and $17,226 at October 1, 1995 and is included in other deferred liabilities in the accompanying balance sheets.

Insurance policies are maintained to fund the deferred compensation plans and other benefits to senior management such as life insurance and defined benefit plans, and for keyman coverage.


9.   Capital Stock and Stock Compensation:
The Company has stock option plans for key employees and directors covering 1,313,835 shares of common stock. Options granted may be either incentive stock options or non-qualified options. Under the terms of the plan, the purchase price of shares subject to each incentive option granted will not be less than fair market value at the date of grant. Outstanding incentive options are exercisable over a three-year period commencing two years after the date of grant.

Outstanding non-qualified options are exercisable over a five-year period commencing in the year of the grant. Option activity under the plans is as follows:

------------------------------ ----------------- ----------------
                                  Number of
                                    Shares       Exercise Price
                                 Under Option       Per Share
------------------------------ ----------------- ----------------
Balance, September 26, 1993        523,250       9.33 to 24.50
Granted                             30,000               20.19
Exercised                         ( 54,000)      9.33 to 13.67
Forfeited                          (58,250)      9.33 to 24.50
------------------------------ ----------------- ----------------
Balance, October 2, 1994           441,000       9.33 to 24.50
Granted                            303,250      20.75 to 20.81
Exercised                          (93,398)      9.33 to 23.25
Forfeited                          (24,835)     20.81 to 23.25
------------------------------ ----------------- ----------------
Balance, October 1, 1995           626,017       9.33 to 24.50
Granted                             48,750               22.31
Exercised                          (42,017)      9.33 to 23.25
Forfeited                          (51,166)      9.33 to 24.38
------------------------------ ----------------- ----------------
Balance, September 29, 1996        581,584      18.67 to 24.50
------------------------------ ----------------- ----------------

These options expire at various dates through fiscal 2001. Incentive options exercisable at September 29, 1996 and October 1, 1995 were 159,500 and 139,017, respectively. Non-qualified options exercisable at September 29, 1996 and October 1, 1995 were 132,500 and 112,500, respectively.

The Company authorized 1,500,000 shares of common stock for the 1989 Restricted Stock Plan which covers certain key salaried employees. A total of 91,933 shares were issued and outstanding under the plan at September 29, 1996. These shares carry voting and dividend rights; however, sale of the shares is restricted prior to vesting. Subject to continued employment, vesting generally occurs three years from the date of grant for 20% of the shares and ten years from the date of grant for the remaining 80% of the shares. The vesting date for the 20% portion occurred on October 2, 1994. Vesting of the 80% portion was accelerated to vest evenly over a three year period beginning January 2, 1995 given that defined earnings levels were achieved. Dividend payments are made to an escrow account. Shares issued under the plan are recorded at fair market value on the date of grant with a corresponding charge to stockholders' investment representing the unearned portion of the award.

The  unearned   portion  is  being  amortized  as  compensation   expense  on  a
straight-line basis over the related vesting period. Compensation expense totaled $1,248, $1,542, and $984 during 1996, 1995, and 1994, respectively.

Effective July 1, 1990, the Company adopted an employee stock ownership plan covering all U.S. full-time employees who have completed one year of service. Awards are made to the plan each year, in the form of shares of the Company's common stock or in cash which is used to purchase shares of the Company's common stock, based on the approval of the Board of Directors and are generally tied to targeted earnings levels achieved during the year. Rights to the stock vest over a seven-year period and vested shares are payable at retirement, death or disability, or termination of employment. Shares of common stock in the plan carry normal voting and dividend rights. Compensation expense for the plan for 1996, 1995 and 1994 was $1,858, $3,385, and $2,033, respectively and the related obligation at September 29, 1996 and October 1, 1995 for shares to be issued is included in capital in excess of par.

At September 29, 1996 2,243,390 shares of common stock were reserved for conversion of convertible subordinated debentures.

The Company has an agreement with two of its directors whereby the Company will, in the event of their death prior to June 22, 1997, purchase common stock of the Company owned by the two directors in the amounts of $5,000 and $4,000. The number of shares purchased will be based on the average market value of the stock for a 20-day period preceding the date of death.

In 1990,  the Board of  Directors  declared a dividend  of one  preferred  stock purchase right on each outstanding share of the Company's common stock to holders of record on September 7, 1990. If the rights become exercisable, separate certificates evidencing the rights will be distributed and each right will entitle the holder to purchase from the Company a new series of preferred stock at a pre-defined price. The rights also contain an option to purchase shares in a change of control situation. The preferred stock, in addition to a preferred dividend and liquidation right, will entitle the holder to vote on a pro rata basis with the Company's common stock. The rights are not exercisable until either certain changes in ownership of the Company occur or an announcement of a tender offer for at least 30% of the Company's common stock is made. The rights are redeemable by the Company at a fixed price until 10 days, or longer as determined by the Board, after the occurrence of certain defined events or at any time prior to the expiration of the rights on August 23, 2000 if such events do not occur. As of October 1, 1995, the Company had reserved 300,000 preferred shares as issuable pursuant to these rights. At the present time, the rights have no dilutive effect on the earnings per share calculation.

10.  Financial Instruments:
The  Company   periodically   purchases   foreign  exchange  forward   contracts
("forwards") to hedge sales transactions for the succeeding year which are denominated in non-functional currency.

At September 29, 1996 and October 1, 1995, the Company had the following amounts of forward contracts:

------------------ ---------- ------------------ ---------------
                   Contract    Market Value at   Net unrealized
                    Amount      September 29,    Gains (Losses)
                                    1996
------------------ ---------- ------------------ ---------------
Purchases          $  1,981      $  1,916              $ (65)
Sales              $  4,846      $  4,610               $236
------------------ ---------- ------------------ ---------------
                   Contract    Market Value at   Net unrealized
                    Amount     October 1, 1995   Gains (Losses)
------------------ ---------- ------------------ ---------------
Purchases          $  7,070      $  7,111              $  41
Sales              $28,149        $27,825               $324
------------------ ---------- ------------------ ---------------

11.  Commitments and Contingencies:
The Company leases certain of its manufacturing and office facilities and equipment under non-cancelable operating leases with remaining terms of up to 19 years. Rent expense under these leases was $5,404 in 1996, $3,982 in 1995, and $4,034 in 1994. At September 29, 1996, future minimum rental payments applicable to these leases are $4,470 in 1997, $3,985 in 1998, $3,302 in 1999, $2,871 in
2000, $1,540 in 2001, and $13,199 thereafter.

Since January 1992, the Company has been involved in discussions with the United States Environmental Protection Agency ("EPA") regarding remedial actions at its Gold Mills, Inc. ("Gold") facility in Pine Grove, Pennsylvania which was acquired in October 1986. Between 1988 and 1990, the Company implemented a number of corrective measures at the facility in conjunction with the Pennsylvania Department of Environmental Resources and incurred approximately $3,500 in costs. Subsequently, through negotiations with the EPA, Gold entered into a Final Administrative Consent Order with the EPA, effective October 14, 1992. Pursuant to such order, Gold has performed (i) certain measures designed to prevent any potential threats to the environment at the facility and (ii) an investigation to fully determine the nature of any release of hazardous substances at the facility. In addition, Gold will conduct a study to evaluate alternatives for any corrective action which may be necessary at the facility. The failure of Gold to comply with the terms of the Consent Order may result in the imposition of monetary penalties against Gold. In the fourth quarter of fiscal 1992, a pre-tax charge of $8,000 was provided for the estimated future cost of the additional remediation.

During  the  fourth  quarter  of 1992,  the  Company  also  received a Notice of
Violation from the North Carolina Division of Environmental Management concerning ground water contamination on or near one of its North Carolina facilities. The Company voluntarily agreed to allow the installation of monitoring wells at the site, but denies that such contaminants originated from the Company's operations or property. An additional pre-tax charge of $1,250 was provided in the fourth quarter of fiscal 1992 to reflect the estimated future costs of this monitoring and other environmental matters including the removal of underground storage tanks at the Company's facilities. The Company has removed substantially all underground storage tanks at its facilities. At September 29, 1996, environmental accruals amounted to $6,020 of which $5,025 is non-current and is included in other deferred liabilities in the accompanying balance sheet.

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


12. Geographic Information:
The accompanying financial statements include the following amounts related to the operations of the Company's subsidiaries in Europe and Mexico:

------------------------ -------------- ----------- -------------
                             1996          1995         1994
------------------------ -------------- ----------- -------------
Net sales to
unaffiliated customers:
      United States         $665,727     $616,833    $603,880
      United Kingdom         122,300      130,760      91,069
      Mexico                  42,293       34,925       8,751
------------------------ -------------- ----------- -------------
        Total net sales     $830,320     $782,518    $703,700
------------------------ -------------- ----------- -------------
Transfers between
geographic areas
(eliminated
 in consolidation):
      United States       $    4,257    $   5,756   $      515
      United Kingdom             137          699        1,942
      Mexico                     582          641          ---
------------------------ -------------- ----------- -------------
         Total transfers  $    4,976    $   7,096   $    2,457
------------------------ -------------- ----------- -------------
Operating income:
      United States        $  58,488    $  53,919   $  45,345
      United Kingdom           8,644        9,727       5,652
      Mexico                   4,494        4,170         893
Interest and other
   expense, net               20,657       17,628      12,979
------------------------ -------------- ----------- -------------
      Income before
         income taxes      $  50,969    $  50,188   $  38,911
------------------------ -------------- ----------- -------------
Identifiable assets:
      United States         $695,294     $550,911    $522,328
      United Kingdom          89,019       79,313      65,751
      Mexico                  26,237       25,604      39,129
      Eliminations            81,720       69,457      61,870
------------------------ -------------- ----------- -------------
         Total assets       $728,830     $586,371    $565,338
------------------------ -------------- ----------- -------------

13. Summary of Quarterly Earnings (Unaudited):


--------------------- ---------- --------- ---------- ---------
                        First     Second      Third     Fourth
--------------------- ---------- --------- ---------- ---------
1996 Quarter:
Net sales             $174,185   $207,097  $232,202   $216,836
Gross profit           27,599     33,376     45,068    48,013
Net Income              2,748      5,882     12,640    12,708
--------------------- ---------- --------- ---------- ---------
Net Income per share:
  Primary                  .20        .41       .87        .90
  Fully diluted            .20        .39       .79        .81
--------------------- ---------- --------- ---------- ---------
--------------------- ---------- --------- ---------- ---------
1995 Quarter:
Net sales             $182,494   $201,885  $210,762   $187,377
Gross profit           33,011     38,480     37,302    29,381
Net Income              6,103      9,376     11,247     6,910
--------------------- ---------- --------- ---------- ---------
Net Income per share:
  Primary                  .44        .67       .80        .50
  Fully diluted            .41        .61       .73        .46
--------------------- ---------- --------- ---------- ---------
--------------------- --------- ---------- --------- ----------
1994 Quarter:
Net sales             $157,576  $155,586   $183,235  $207,303
Gross profit           26,424     23,392     33,002    35,638
Net Income              3,849      3,929      8,934     8,412
--------------------- --------- ---------- --------- ----------
Net Income per share:
  Primary                  .28        .28       .65       .61
  Fully diluted            .28        .28       .59       .56
--------------------- --------- ---------- --------- ----------

Report of Independent Public Accountants


To the Stockholders and Board of Directors of Guilford Mills, Inc.:



     We have audited the accompanying consolidated balance sheets of Guilford Mills, Inc. (a Delaware corporation) and subsidiaries as of September 29, 1996 and October 1, 1995, and the related consolidated statements of income, stockholders' investment and cash flows for each of the three years in the period ended September 29, 1996. These financial statements are the responsibility of the Company's management.
Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Guilford Mills, Inc. and subsidiaries as of September 29, 1996 and October 1, 1995 and the results of their operations and their cash flows for each of the three years in the period ended September 29, 1996, in conformity with generally accepted accounting principles.



Arthur Andersen LLP
Greensboro, North Carolina,
November 14, 1996


--------------------------------------------------------------------------------

Statement of Management's Responsibility



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

     The control environment is complemented by an internal auditing program that independently assesses the effectiveness of the internal controls and reports its findings to management throughout the year. The Company's independent public accountants are engaged to express an opinion on the Company's financial statements. They objectively and independently review the performance of management in carrying out its responsibility for reporting operating results and financial condition. Their opinion is based on procedures which they believe to be sufficient to provide reasonable assurances that the financial statements contain no material errors.

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



Terrence E. Geremski
Senior Vice President/Chief Financial
Officer and Treasurer

Guilford Mills, Inc.

COMMON STOCK MARKET PRICES AND DIVIDENDS

                                             Fiscal 1996
      -------------------  --------------- -- ---------------- -- -------------
      Quarter                   High                Low           Dividends
      -------------------  --------------- -- ---------------- -- -------------
      First                   $ 24 1/4           $ 20                $ .15
      Second                    24 1/2              19 1/2             .15
      Third                     25 1/8             22                  .15
      Fourth                    25 5/8              22 1/8             .15
                                                                      ----
                    Year      $ 25 5/8            $ 19 1/2           $ .60
                                                                     -----
                                               Fiscal 1995
      -------------------  ----------------------------------------------------
      Quarter                   High                Low           Dividends
      -------------------  --------------- -- ---------------- -- -------------
      First                   $ 22 1/4            $ 19 1/2           $ .15
      Second                    22 3/8              20 1/4             .15
      Third                     27 1/4              21 1/4             .15
      Fourth                    28 3/8              23 7/8             .15
                                                                      ----

                    Year      $ 28 3/8            $ 19 1/2           $ .60
                                                                     -----

                                               Fiscal 1994
      -------------------  ----------------------------------------------------
      Quarter                   High                Low           Dividends
      -------------------  --------------- -- ---------------- -- -------------
      First                   $ 23 7/8            $ 18 7/8           $ .15
      Second                    24 1/8              21 1/4             .15
      Third                     23 5/8              20 3/8             .15
      Fourth                    21 5/8              18 1/2             .15
                                                                      ----

                    Year      $ 24 1/8            $ 18 1/2           $ .60
                                                                  -----

         The high and low stock market prices are as reported under the ticker symbol "GFD" on the New York Stock Exchange which is the principal market for the Company's common stock. On November 22, 1996 there were 503 stockholders of record.

Based on continued favorable future operations and the present level of available retained earnings, management anticipates continuing its current dividend policies.

Annual Stockholders' Meeting

     The Company's 1996 annual meeting of stockholders will be held at 10:00 a.m. on Thursday, February 6, 1997 at Joseph S. Koury Convention Center, 3121 High Point Road, Greensboro, North Carolina.