Form 10-K, Exhibit 13
period 1997-09-28
GUILFORD MILLS INC
filed 1997-12-22
CIK 44471

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS



GENERAL

Consolidated sales for Guilford Mills, Inc. ("Guilford" or the "Company") for the year ended September 28, 1997 were a record $894.7 million. Net income also reached a record $43.2 million.


The increase in current year sales levels over prior year reflected the continued growth of niche fabrics, focus on diversification - especially into the home fashions market, and the full year impact of the Hofmann Laces acquisition which was consolidated for three of the four quarters in fiscal year 1996.

Guilford produces fabrics for a variety of customers and markets. It competes primarily in the apparel, automotive, home fashions and specialty sectors. It is regarded as a single segment based upon technology.

Sales of apparel fabrics increased to $351.1 million in fiscal year 1997 and represented 39.2% of consolidated revenue. The Company's apparel fabrics are used predominantly in women's shapewear, swimwear, ready-to-wear and intimate apparel garments. Other uses include children's sleepwear, team sportswear and linings. Guilford has continued to transition sales from its traditional intimate apparel and ready-to-wear fabrics to technically-advanced high-performance products which distinguish it from the competition and provide a better value in the marketplace.

Worldwide automotive fabric sales were $328.5 million for the current year and were 36.7% of consolidated sales. Automotive fabrics are produced in the U.S., the U.K. and Mexico and are sold to original equipment manufacturers (OEMs) and their suppliers. Guilford's products are fabricated into the seats and headliners of passenger cars and light trucks. The North American automotive production for the Company's 1997 fiscal year was 15.2 million units and the European automotive production for the same period was 13.4 million units. The Company participates in certain vehicles which are sourced two to three years in advance of the car model year. Both consumer demand for specific models and the overall car build can greatly impact revenue. The Company's diverse fabric technology allows it to compete in the majority of vehicle platforms.

The Company's sales of home fashions fabrics increased to $132.0 million for fiscal year 1997. Sales to this market now comprise 14.8% of consolidated revenue and represent the largest increase in market penetration for Guilford. This revenue increase of more than 160% from fiscal 1995 to fiscal 1997 has resulted primarily from the acquisition of Hofmann Laces and Affiliates in early 1996. Revenue is generated primarily from sales to retailers of knit and/or lace comforters, window treatments, cotton-sheeting, shower curtains and tablecloths. Additionally, Guilford produces upholstery fabrics for office and residential furniture and mattress ticking.

The remainder of Guilford's fabrics are sold for use in a broad range of industrial/specialty products. The fiscal year sales to these markets totaled $83.1 million and represented 9.3% of consolidated sales. For fiscal year 1997, sales of hook and loop fabrics for closure systems comprised approximately 56% and sales of yarn were 19% of the total specialty revenue. The remaining 25% consists of a multitude of products. The sales mix within this market varies greatly from year to year depending upon production capacity, internal yarn requirements, and market conditions.

As a portion of Guilford's operations is conducted in the United Kingdom and Mexico, fluctuations in foreign exchange rates affect the Company's operating results and financial position due to translation gains and losses recognized in converting such activity to U.S. dollars.

During fiscal 1997, the British pound strengthened against the U.S. dollar and resulted in a translation gain on the balance sheet of approximately $2.2 million. The Mexican peso continued to decline in the first quarter of fiscal 1997. Effective January 1, 1997, the Mexican economy was considered "highly inflationary" for financial reporting purposes because the cumulative Mexican inflation rate for the immediately preceding three years exceeded 100%. As a result, under Statement of Financial Standards No. 52, "Foreign Currency Translation", the U.S. dollar was used as the functional currency for translating the balance sheet and the results of operations of the Company's Mexican operation - Grupo Ambar S.A. de C.V. ("Grupo Ambar"). This treatment will continue until the Mexican economy is no longer considered highly inflationary. Under this method of accounting, foreign currency translation gains and losses are recognized currently in the results of operations, rather than as a direct change in stockholders investment. The Mexican peso declined slightly against the U.S. dollar over the remaining three quarters of the 1997 fiscal year. This decline did not materially affect the operating results of the Mexican investment. The Company's Mexican subsidiary contributed 5.6% to consolidated sales and was profitable.

Effective June 27, 1997, the Company acquired an additional 20% ownership interest in Grupo Ambar.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF
OPERATIONS (CONTINUED)


The acquisition increased the Company's ownership interest in Grupo Ambar to 95%. Grupo Ambar is a leading manufacturer of knit textiles in Mexico. On January 17, 1996, the Company acquired 100% of the outstanding capital stock of Hofmann Laces, Ltd. and its affiliates. Hofmann Laces produces knitted lace fabrics for the apparel and home fashions markets and stretch knit fabrics for the apparel market. Hofmann Laces also cuts and sews home fashions products which are sold directly to retailers.

RESULTS OF OPERATIONS

1997 COMPARED TO 1996 - Consolidated sales for fiscal 1997 increased to $894.7 million from last year's previous record high of $830.3 million. This increase of 7.8% reflected improvements in sales of fabrics to apparel, home fashions and specialty markets. The increase was offset slightly by a decline in worldwide automotive sales. Sales in the apparel, home fashions and specialty areas were boosted partially from the full year consolidation of Hofmann Laces in fiscal year 1997 versus three quarters of fiscal 1996. In addition, improvements in the Mexican economy and the demand for Mexican-exported garments under NAFTA resulted in a 16.0% improvement in sales of fabric produced in that country.


Apparel fabric sales for fiscal 1997 were $351.1 million and increased 3.0% from fiscal 1996's $340.9 million. Sales of compression fabrics, which contain Lycra(R), such as swimwear and shapewear, continued to grow at double-digit rates. Intimate apparel fashion fabrics and laces were up significantly while traditional intimate apparel fabrics such as nylons and mature robewear and sleepwear continued to decline. These trends in the intimate apparel markets have developed over the last three to four years and were driven by consumer demand at the retail level. Ready-to-wear sales decreased primarily due to a planned reallocation of capacity to shapewear and reduction of the cotton-only business. There was also a decline in demand for high-end stretch velvets.

Automotive fabric sales decreased worldwide by 2.6% and were $328.5 million for fiscal year 1997 versus $337.2 million for the prior year. Increases in Europe and Mexico were more than offset by a reduction in U.S. produced fabric. Guilford's North American sales to OEMs decreased primarily as a result of the decline in Ford placements due to their market share loss on certain models. Although this Ford loss also negatively impacted the Company's European sales, penetration at other OEMs, more than offset the decline. The European car build increase of 11.7% for the Company's fiscal year and the introduction of new wovens also contributed to revenue growth. Other factors which contributed to the worldwide sales decline included price reductions mandated by the automobile manufacturers and seating company fabric yield improvement. Fabric sales within the Mexican automotive markets increased. The Company's van and RV business decreased slightly due to a soft market caused by competing sport utility vehicle popularity.

Sales of fabrics to home fashions markets increased 35.4% from $97.5 million in fiscal year 1996 to $132.0 million in fiscal year 1997. The most significant product growth resulted from sheeting. Additionally, continued strong market demand at retail contributed to significantly higher sales of other bed and bath products. Upholstery fabric sales, principally exported from the U.S., were down and directly correlated with unfavorable exchange rates. Mattress ticking fabric sales were up slightly.

Specialty/industrial revenue increased 51.9% to $83.1 million in 1997 from $54.7 million in 1996. Sales of hook and loop closure system fabrics grew substantially as demand for diapers containing this fastening system increased. Yarn sales were also up as the Company pursued external channels for excess fiber-producing capacity.

Gross margin increased to 20.3% of sales from last year's 18.6% of sales primarily due to the increased volume of fabric produced for intimate apparel and home fashions sales through the Hofmann Laces acquisition. Nearly one half of the $27.5 million increase in gross profit was generated by synergies and opportunities triggered by this acquisition. Sales volume increases of other fabrics contributed an additional $5 million. Raw material price and usage declines and product mix resulted in additional margin improvement of approximately $11 million.

Selling and administrative expenses increased to $95.0 million or 10.6% from prior year's $82.4 million or 9.9% of sales. The increases resulted from the consolidation of Hofmann Laces, increased incentive compensation, salary increases and sales volume and promotion related increases. The Hofmann consolidation for the full year combined with compensation increases totalling $8.5 million and sales related increases of $3.9 million to effect the increase. Increases were partially offset by non-

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF
OPERATIONS (CONTINUED)




recurring premium freight costs for automotive fabrics in 1996.


Interest expense decreased to $16.2 million from last year's $17.0 million. This overall decrease is attributable to the reduction of long-term debt due to repayments and the conversion of the 6% Subordinated Convertible Debentures, a slight decrease in the average short-term borrowing rate to 5.3% from 5.7%, and favorable negotiation of interest rate reductions in Mexico. These were partially offset by increased interest expense on deferred compensation programs and an increase in average short-term borrowings as a result of the full year impact of the Hofmann Laces acquisition and consolidation.


Other expense increased $1.0 million to $4.6 million. The increase was substantially attributable to increased amortization of goodwill related to business acquisitions and to investment write-offs. This increased expense was partially offset by the sale of investments and a decrease in foreign currency transaction losses from the prior year.


The effective income tax rate in fiscal 1997 was 34.3% compared to 33.3% in fiscal 1996. The higher effective income tax rate was attributable to the temporary elimination of the Research and Development tax credit and to the increased results from Hofmann Laces, which is taxed at slightly higher statutory rates.

Net income in fiscal 1997 reached a record high of $43.2 million or 4.8% of sales and increased 27.1% from last year's $34.0 million or 4.1% of sales. Primary earnings per share increased to $1.91 per share compared to $1.59 per share in the prior year (as restated for the 3-for-2 stock split effected as a stock dividend). Fully diluted earnings per share increased to $1.77 from $1.46 (as restated for the 3-for-2 stock split effected as a stock dividend).

1996 COMPARED TO 1995 - Consolidated sales for fiscal 1996 increased to a record level and were up 6.1% to $830.3 million from last year's previous record high of $782.5 million. The Hofmann Laces acquisition and specialty/industrial fabric sales provided the revenue growth which more than offset slight sales declines of apparel fabric. Worldwide automotive sales were basically flat.


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

Sales of apparel fabrics decreased in 1996 to $340.9 million from $350.3 million for the prior year. The decline resulted from an overall demand decline for apparel at the retail level in the U.S., but especially for cotton-only products and mature sleepwear and robewear garments. Sales of fabrics to the Company's traditional women's apparel markets, which include lingerie, sleepwear, robewear and ready-to-wear declined. However, certain highly technical products which contain Lycra(R), such as shapewear and stretch velvets, continued to grow significantly due to the increase in demand for these fashionable products. Despite the harsh economic conditions in Mexico, there was a renewed domestic demand for apparel fabrics. There was also continued strong demand for exported garments under NAFTA. The trend in Mexico's consumer demand toward soft goods resulted in a shift in sales to apparel and industrial fabrics which partially offset the decrease in the U.S. The acquisition of Hofmann Laces increased the intimate apparel revenue.

Revenue from the Company's automotive products increased from $336.5 million in 1995 to $337.2 million in 1996. Increases in the U.S. and Mexico were substantially offset by a decline in the U.K.. Domestic automotive fabric sales increased 3.0% to $196.0 million consistent with a slightly higher car build of
15.1 million units for fiscal year 1996 versus 14.6 million units for fiscal year 1995. Sales of headliner and bodycloth to OEMs as well as sales of van and RV fabrics increased. This improvement resulted from increased market share, the continued popularity of certain Ford platforms, and increased revenues from higher value-added technologies.

Guilford's European automotive sales declined 6.9%. While the Company was affected by the decrease in the European car build (from 12.5 million units in fiscal 1995 to 12.0 million units in fiscal 1996), and from price reductions mandated by the automobile manufacturers, it exited the year with increased market share of both headliner and bodycloth. The market share penetration was attributable to key placements with OEMs.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF
OPERATIONS (CONTINUED)



Guilford significantly increased sales to the home fashions market in 1996 with the acquisition of Hofmann Laces. Revenue was $97.5 million in 1996 versus $50.7 million in 1995 with the entire increase contributed by the acquisition. Increases in furniture upholstery sales were offset by decreases in mattress ticking and other bedding fabrics.

Revenue from specialty/industrial fabrics was up 21.6% to $54.7 million in 1996 from the prior year's $45.0 million. Continued growth of fabrics used in diaper closure systems and spacer lining for athletic shoes accounted for most of the improvement. External yarn sales also increased.

Gross margins increased to 18.6% from last year's 17.7% due to the contribution of the Hofmann Laces acquisition. The results were negatively impacted by volume declines of $9 million and by manufacturing inefficiencies of approximately $3 million. These were offset by raw material price reductions of more than $6 million and by manufacturing overhead cost reductions, including incentive compensation, of approximately $7 million. Additionally, gross margins were impacted by product mix changes in Mexico which offset the increase in revenue there, and also by sales price reductions to automotive OEMs in both the U.S. and Europe.

Selling and administrative expenses increased to $82.4 million from the prior year's $70.4 million. The increases resulted from the consolidation of Hofmann Laces expenses of approximately $7 million and automotive excess freight costs of nearly $3 million in the first half of the year. Research and development costs declined reflecting reduced automotive printing trials.

Interest expense increased in fiscal 1996 to $17.0 million from last year's $14.1 million primarily due to the additional borrowings related to the acquisition and consolidation of Hofmann Laces which added $4.0 million. This increase was offset by a combined increase in capitalized interest and reduction in the short-term borrowing rates of $1.1 million.

Other expense increased $0.1 million to $3.6 million. A reduction in expenses related to low income housing investments was substantially offset by additional goodwill amortization related to both the Hofmann Laces and Mexican acquisitions and also by foreign currency transaction losses.

The effective income tax rate in fiscal 1996 was 33.3% compared to 33.0% in fiscal 1995. The higher rate was due to the impact of the proportionate share of Hofmann Laces pre-tax income to the total pre-tax income at higher statutory state rates. This was partially offset by the impact of the tax credits' relative proportion to total pre-tax income.

Net income in fiscal 1996 reached a record high of $34.0 million and increased 1% over the prior year's $33.6 million. Primary earnings per share decreased to $1.59 per share compared to $1.60 per share in the prior year due to an increase in average shares outstanding to 21,372,000 compared to the prior year's 20,975,000. Fully diluted earnings per share decreased to $1.46 per share compared to $1.47 per share in the prior year due to an increase in average shares outstanding to 24,844,000 compared to the prior year's 24,463,000.

LIQUIDITY AND CAPITAL REQUIREMENTS

At the end of fiscal 1997, cash and cash equivalents of $ 24.3 million were available for future capital and other operational and business needs.


Cash provided by operations increased to $114.0 million in fiscal 1997 compared to $78.6 million in fiscal 1996. This increase was due primarily to the increase in net income and the reduction of certain components of working capital. The significant working capital decreases resulted from the reduction of trade accounts receivable and the increase in accrued liabilities. The charge for depreciation and amortization also increased in fiscal 1997 resulting in an additional non-cash item of $4.2 million over the prior year.

Over the past three years, Guilford continued to modernize equipment and increase capacity to support new, innovative products. Capital expenditures were $57.6 million in 1997, $64.5 million in 1996 and $57.5 million in 1995. Expenditure levels for the next two years are expected to approximate depreciation expense.

Long-term debt decreased $81.2 million from the prior year. This decrease was substantially attributable to the redemption of the Company's outstanding 6% Convertible Subordinated Debentures. Of the $66.2 million of Convertible Subordinated Debentures outstanding, $65.0 million or 98% of the debt was converted into Common

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF
OPERATIONS (CONTINUED)



Stock. The remaining $1.2 million of the Subordinated Convertible Debentures were redeemed at 100.6% of the principal amount. The additional $15.0 million of long-term debt repayment, including current maturities, was funded through cash provided by operations. Additionally, the company was able to repay $41.3 million of short-term borrowings.

Net increases in short-term and long-term debt in fiscal year 1996 related primarily to the acquisition and consolidation of Hofmann Laces. The purchase price consisted of cash and common stock. The cash purchase and the repayment of a portion of Hofmann Laces' long-term debt was funded with borrowings of $58.8 million under the company's revolving credit facility. This was refinanced with bank lines of credit. The additional short-term borrowings were substantially related to working capital requirements.

As part of the fiscal 1996 purchase of Hofmann Laces, the Company agreed to pay additional consideration in fiscal year 2001 in accordance with a formula based upon the Company's price-earnings multiple and Hofmann Laces' performance through the end of calendar year 2000. This additional purchase consideration is payable in cash or stock.

Raw material costs declined in fiscal 1997. Management expects flat or slightly decreased raw material costs in 1998 as suppliers participate in selling price reductions granted to customers which are being driven by consumer and global competition.

The Company maintains flexibility with respect to its seasonal working capital needs as well as for future acquisitions through a revolving credit facility of $150.0 million. It also has continued access to other traditional sources of funds, including uncommitted bank lines of credit aggregating $200.0 million and the ability to borrow against factored accounts receivables. At September 28, 1997, no borrowings were outstanding against the revolving credit facility and availability under its uncommitted short-term bank lines of credit approximated $137 million.

Management believes that its cash requirements for operations, capital expenditures, dividends, interest, debt repayments, strategic acquisitions, and other financial needs will continue to be met through internally generated sources and utilization of external borrowings.

The Company's strong financial position, with debt to total capital of 27.3%, affords it many options. Management intends to continue to examine both short-term and long-term opportunities to strengthen its balance sheet and add shareholder value. These opportunities may require debt or equity financing.

INFLATION
The Company believes that the relatively moderate inflation rate of the 1990s has not significantly impacted its operations.

CONTINGENCIES
The Company also is involved in various litigation and environmental matters arising in the ordinary course of business. These are discussed in Note 10 to the consolidated statements which are included below. Although the final outcome of these legal and environmental matters cannot be determined, based on the facts presently known, it is management's opinion that the final resolution of these matters will not have a material adverse effect on the Company's financial position or future results of operations.

OUTLOOK
Management is optimistic for Guilford's future as it moves forward with new innovative products. For the apparel and home fashions products, sales growth is expected due to new products, heightened marketing of innovative concepts and synergies as a result of the Hofmann Laces acquisition.

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

Many manufacturers who use Guilford's fabrics in the apparel, automotive, home fashions and industrial sectors are seeking to reduce costs. In addition, the markets are subject to competition from imported garments and products. Consequently, Guilford is experiencing continual pricing pressures. However, through diversity, innovation and technology, the Company will continue to focus its efforts on providing high quality, innovative products, with excellent customer service at the lowest cost and expects to maintain

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF
OPERATIONS (CONTINUED)



its competitive position in its markets. Growth is expected to come gradually from internal product transition efforts and more quickly with strategic acquisitions.

Effective January 1, 1997, since the Mexican inflation rate for the immediately preceding three years exceeded 100%, Mexico was considered "highly inflationary" for financial reporting purposes. In accordance with Statement of Financial Accounting No. 52, beginning January 1, 1997, the U.S. dollar has and will be utilized as the functional currency until the Mexican economy is no longer considered highly inflationary. Under this method of accounting, foreign currency translation gains and losses are recognized currently in operations rather as an adjustment to stockholders' equity. The results of operations for fiscal 1997 were not significantly impacted by foreign currency fluctuations associated with the devaluation of the Mexican peso. While management believes that the Company's Mexican operations will continue to grow, the Company is unable to determine or predict the negative impact due to economic uncertainty.

YEAR 2000
Over the last five years the company has committed significant resources to the reengineering of its business processes and information systems. This effort has incorporated a review of Year 2000 issues and as a result management believes that appropriate and timely action has been taken to minimize the negative impact of this event. The Year 2000 issue results from the inability of many computer systems and applications to recognize the year 2000 as the year following 1999. This could cause systems to process critical information incorrectly. The Company's new client server technology, which has been or will be implemented in all of its operating facilities before the turn of the century, provides an internal solution to the identified Year 2000 concerns. The Company continues to work with its customers, suppliers and third party service providers to identify external weaknesses and provide solutions which will prevent the disruption of business activities at that time.

SAFE HARBOR-FORWARD-LOOKING STATEMENTS
From time to time, the Company may publish forward-looking statements relative to such matters as anticipated financial performance, business prospects, technological developments, new products, research and development activities and similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements.

All statements other than statements of historical fact included in this Annual Report, including, without limitation the statements under "Management's Discussion and Analysis of Financial Condition and Results of Operations" are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Important factors that could cause actual results to differ materially from those discussed in such forward-looking statements include:

1. general economic factors including, but not limited to, changes in interest rates, foreign currency translation rates, consumer confidence, housing starts, trends in disposable income, changes in consumer demand for goods produced, and cyclical or other downturns
2. the overall level of automotive production and the production of specific car models
3.   fashion trends
4.   technological advances
5.   cost and availability of raw materials, labor and other resources
6.   domestic and foreign competition
7.   domestic and foreign governmental regulations and trade policies
8.   reliance on major customers
9.   success of marketing, advertising and promotional campaigns
10. inability to achieve cost reductions through consolidation and restructuring of acquired companies

                              Guilford Mills, Inc.
                             SELECTED FINANCIAL DATA
                      (In thousands except per share data)

                                                                                                         Transition
                                                                                                           Quarter
                                           1997             1996             1995            1994          1993 (2)

----------------------------------------------------------------------------------------------------------------------------

Results of Operations
Net Sales                                $ 894,709        $ 830,320        $ 782,518       $ 703,700        $ 141,450
Income (loss) before
extraordinary item                          43,238           33,978           33,636           25,124           (1,087)
Income (loss) before
cumulative effect of
change in accounting
principle                                   43,238           33,978           33,636           25,124           (1,087)
Net income (loss)                           43,238           33,978           33,636           25,124             2,013

Per Share Data (1)
Primary:
Income (loss) before
extraordinary item                            1.91             1.59             1.60             1.22           (0.05)
Income (loss) before
cumulative effect of
change in accounting
principle                                     1.91             1.59             1.60             1.22           (0.05)
Net income (loss)                             1.91             1.59             1.60             1.22             0.10
Weighted average common
and common equivalent
shares outstanding                          22,653           21,372           20,975           20,664           20,469
Fully diluted:
Income (loss) before
extraordinary item                            1.77             1.46             1.47             1.14           (0.05)
Income (loss) before
cumulative effect of
change in accounting
principle                                     1.77             1.46             1.47             1.14           (0.05)
Net income (loss)                             1.77             1.46             1.47             1.14             0.10
Weighted average common
and common equivalent
shares outstanding                          25,554           24,844           24,463           24,089           20,475
Cash dividends                                0.42             0.40             0.40             0.40             0.10

Balance Sheet Data
Working capital                            213,974          177,658          178,233          153,165          126,766
Total assets                               729,796          728,830          586,371          565,338          500,306
Long-term debt                             134,560          209,435          166,368          164,611          146,736
Stockholders' investment                   408,896          298,059          267,549          244,060          221,954









                                  1993             1992             1991            1990

                               -------------------------------------------------------------

Results of Operations
Net Sales                       $ 654,435        $ 614,905        $ 528,778       $ 544,059
Income (loss) before
extraordinary item                 28,852           24,858           13,557          (8,041)
Income (loss) before
cumulative effect of
change in accounting
principle                          28,852           24,858           13,557          (8,041)
Net income (loss)                  28,852           24,858           13,557          (8,041)

Per Share Data (1)
Primary:
Income (loss) before
extraordinary item                   1.41             1.23             0.68           (0.38)
Income (loss) before
cumulative effect of
change in accounting
principle                            1.41             1.23             0.68           (0.38)
Net income (loss)                    1.41             1.23             0.68           (0.38)
Weighted average common
and common equivalent
shares outstanding                 20,511           20,198           19,983          21,375
Fully diluted:
Income (loss) before
extraordinary item                   1.31             1.15             0.67           (0.38)
Income (loss) before
cumulative effect of
change in accounting
principle                            1.31             1.15             0.78           (0.38)
Net income (loss)                    1.31             1.15             0.78           (0.38)
Weighted average common
and common equivalent
shares outstanding                 23,900           23,675           23,498          21,375
Cash dividends                       0.40             0.38             0.35            0.35

Balance Sheet Data
Working capital                   151,994          139,897          124,078         137,893
Total assets                      506,742          414,335          379,874         395,425
Long-term debt                    147,430           76,855           80,316          92,072
Stockholders' investment          219,739          206,170          178,058         175,500




(1) All share data has been restated to reflect the effects of three-for-two stock splits effected in January 1992 and May 1997 in the form of 50% stock dividends.
(2) Due to the change in year end, the transition quarter from June 28, 1993 to September 26, 1993 is presented.




                                                CONSOLIDATED BALANCE SHEETS
                                         September 28, 1997 and September 29, 1996
                                              (In thousands except share data)


-----------------------------------------------------------------------------------------------------------------------------
                                                                                   1997                           1996
-----------------------------------------------------------------------------------------------------------------------------

Assets
Cash and cash equivalents                                                            $ 24,349                     $ 31,448
Accounts receivable, net                                                              167,347                      172,033
Inventories                                                                           141,898                      137,993
Prepaid income taxes                                                                    7,102                        2,437
Other current assets                                                                    7,921                        7,977
-----------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                  348,617                      351,888

Property, net                                                                         308,523                      309,964
Cash surrender value of life insurance, net of policy loans                            43,433                       41,715
Other                                                                                  29,223                       25,263
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Total assets                                                                        $ 729,796                    $ 728,830
-----------------------------------------------------------------------------------------------------------------------------

Liabilities
Short-term borrowings                                                                 $ 6,677                     $ 47,979
Current maturities of long-term debt                                                   12,542                       18,837
Accounts payable                                                                       60,592                       63,551
Accrued liabilities                                                                    54,832                       43,863
-----------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                             134,643                      174,230
Long-term debt                                                                        134,560                      209,435
Deferred income taxes                                                                  23,024                       19,969
Other non-current liabilities                                                          28,673                       27,137
-----------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                     320,900                      430,771
-----------------------------------------------------------------------------------------------------------------------------

Commitments and Contingencies (Notes 2, 9 &10)

Preferred stock, $1 par; 1,000,000 shares authorized, none issued                      ---                           ---
Common stock, $.02 par; 60,000,000 shares authorized, 32,750,222 shares issued at September 28, 1997 and 29,443,799 shares issued at September 29, 1996,
25,756,905 shares outstanding at at September 28, 1997 and 21,683,567 shares outstanding at
at September 29, 1996                                                                     655                          393
Capital in excess of par                                                              117,110                       41,089
Retained earnings                                                                     344,656                      311,217
Foreign currency translation loss                                                      (9,604)                     (11,988)
Unamortized stock compensation                                                         (5,091)                        (287)
Treasury stock, at cost (6,993,317 shares at September 28, 1997 and
7,760,232 shares at September 29, 1996)                                               (38,830)                     (42,365)
-----------------------------------------------------------------------------------------------------------------------------
Total stockholders' investment                                                        408,896                      298,059
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' investment                                      $ 729,796                    $ 728,830
-----------------------------------------------------------------------------------------------------------------------------



The accompaning notes to consolidated financial statements are an integeral part of these balance sheets.




                        CONSOLIDATED STATEMENTS OF INCOME
For the Fiscal Years Ended September 28, 1997, September 29, 1996 and October 1, 1995
                          (In thousands except per share data)

-------------------------------------------------------------------------------------------------------------------
                                                    1997                       1996                       1995
                                                  (52 Weeks)                 (52 Weeks)                 (52 Weeks)
-------------------------------------------------------------------------------------------------------------------

Net Sales                                         $ 894,709                  $ 830,320                  $ 782,518
------------------------------------------------------------------------------------------------------------------

Costs and Expenses:
Cost of goods sold                                  713,143                    676,264                    644,344
Selling and administrative                           94,957                     82,430                     70,358
------------------------------------------------------------------------------------------------------------------
                                                    808,100                    758,694                    714,702
------------------------------------------------------------------------------------------------------------------

Operating Income                                     86,609                     71,626                     67,816
--------------------------------------------------------------------------------------------------------------------

Other Expense:
Interest expense                                     16,190                     17,017                     14,122
Other expense, net                                    4,609                      3,640                      3,506
---------------------------------------------------------------------------------------------------------------------
                                                     20,799                     20,657                     17,628
--------------------------------------------------------------------------------------------------------------------

Income Before Income Tax Provision                   65,810                     50,969                     50,188
Income Tax Provision                                 22,572                     16,991                     16,552
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Net Income                                         $ 43,238                   $ 33,978                   $ 33,636
------------------------------------------------------------------------------------------------------------------

Net Income Per Share:
Primary                                              $ 1.91                     $ 1.59                     $ 1.60
Fully Diluted                                          1.77                       1.46                       1.47
------------------------------------------------------------------------------------------------------------------



The accompaning notes to consolidated financial statements are an integeral part of these statements.






               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT
  For the Years Ended September 28, 1997, September 29, 1996 and October 1, 1995
                                 (In thousands)

-------------------------------------------------------------------------------------------------------------------------


                                                                                           Capital in
                                                                           Common          Excess of          Retained
                                                                            Stock             Par             Earnings

-------------------------------------------------------------------------------------------------------------------------

Balance, October 2, 1994                                                 $    393     $     34,455      $   260,705
Vesting of 203,300 shares under the
restricted stock plan, less retun of 80,123 shares to
treasury stock to satisfy receipents' individual
income tax obligations                                                          ---              ---               ---
Compensation under restricted stock plan                                        ---              ---               ---
Issuance of 127,052 shares of treasury stock under
the employee stock ownership plan                                               ---             (676)              ---
Shares to be issued in fiscal 1996 under the employee
stock ownership plan                                                            ---            3,385               ---
Issuance of 140,097 shares of treasury stock for options exercised              ---              303               ---
Foreign currency translation loss                                               ---              ---               ---
Cash dividends ($.40 per share)                                                 ---              ---            (8,461)
Net Income                                                                      ---              ---            33,636
-------------------------------------------------------------------------------------------------------------------------
Balance, October 1, 1995                                                        393           37,467           285,880

Issuance of 300,000 shares of treasury stock in connection
with the purchase of a business                                                 ---            2,401               ---
Issuance of 30,000 shares of treasury stock and vesting of 146,901 shares under the restricted stock plan, less forfeitures of 29,400 shares and less return of 33,654 shares to treasury stock to
satisfy recipents' individual income tax obligations                            ---              275               ---
Compensation under restricted stock plan                                        ---              ---               ---
Issuance of 199,428 shares of treasury stock under the
employee stock ownership plan                                                   ---           (1,080)              ---
Shares to be issued in fiscal 1997 under the employee
stock ownership plan                                                            ---            1,858               ---
Issuance of 63,026 shares of treasury stock for options exercised               ---              247               ---
Other transactions including return of 8,915 shares to treasury
stock received as payment for options exercised                                 ---              (79)              ---
Foreign currency translation loss                                               ---              ---               ---
Cash dividends ($.40 per share)                                                 ---              ---            (8,641)
Net Income                                                                      ---              ---            33,978
-------------------------------------------------------------------------------------------------------------------------
Balance, September 29, 1996                                                     393           41,089           311,217

Three-for-two stock split effected as a stock dividend                          196              ---              (196)
Conversion of 3,306,423 shares of common stock for
subordinated convertible debentures                                              66           66,431               ---
Grant of 322,750 shares under the restricted stock plan                         ---            4,816               ---
Return of 38,270 shares to treasury stock
to satisfy recipents' individual tax obligations under the
restricted stock plan                                                           ---              ---               ---
Compensation under restricted stock plan                                        ---              ---               ---
Issuance of 129,761 shares of treasury stock under the
employee stock ownership plan                                                   ---             (710)              ---
Shares to be issued in fiscal 1998 under the employee
stock ownership plan                                                            ---            2,032               ---
Issuance of 367,577 shares of treasury stock for options exercised              ---            3,292               ---
Other transactions of 14,903 shares including return of 11,723 shares to treasury stock received as payment for
options exercised                                                               ---              160               ---
Foreign currency translation gain                                               ---              ---               ---
Cash dividends ($.42 per share)                                                 ---              ---            (9,603)
Net Income                                                                      ---              ---            43,238
-------------------------------------------------------------------------------------------------------------------------
Balance, September 28, 1997                                                   $ 655        $ 117,110         $ 344,656
-------------------------------------------------------------------------------------------------------------------------







---------------------------------------------------------------------------------------------------------------------------------

                                                                                        Foreign
                                                                                       Currency         Unamortized
                                                                                      Translation          Stock           Treasury
                                                                                     Gain / (Loss)     Compensation          Stock

----------------------------------------------------------------------------------------------------------------------------------

Balance, October 2, 1994                                                          $      (3,661)    $      (2,802)    $   (45,030)
Vesting of 203,300 shares under the
restricted stock plan, less retun of 80,123 shares to
treasury stock to satisfy receipents' individual
income tax obligations                                                                       ---               ---         (1,162)
Compensation under restricted stock plan                                                     ---             1,542            ---
Issuance of 127,052 shares of treasury stock under
the employee stock ownership plan                                                            ---               ---            676
Shares to be issued in fiscal 1996 under the employee
stock ownership plan                                                                         ---               ---            ---
Issuance of 140,097 shares of treasury stock for options exercised                           ---               ---            695
Foreign currency translation loss                                                         (6,449)              ---            ---
Cash dividends ($.40 per share)                                                              ---               ---            ---
Net Income                                                                                   ---               ---            ---
----------------------------------------------------------------------------------------------------------------------------------
Balance, October 1, 1995                                                                 (10,110)           (1,260)       (44,821)

Issuance of 300,000 shares of treasury stock in connection
with the purchase of a business                                                              ---               ---          1,624
Issuance of 30,000 shares of treasury stock and vesting of 146,901 shares under the restricted stock plan, less forfeitures of 29,400 shares and less return of 33,654 shares to treasury stock to
satisfy recipents' individual income tax obligations                                         ---              (275)          (670)
Compensation under restricted stock plan                                                     ---             1,248            ---
Issuance of 199,428 shares of treasury stock under the
employee stock ownership plan                                                                ---               ---          1,080
Shares to be issued in fiscal 1997 under the employee
stock ownership plan                                                                         ---               ---            ---
Issuance of 63,026 shares of treasury stock for options exercised                            ---               ---            483
Other transactions including return of 8,915 shares to treasury
stock received as payment for options exercised                                              ---               ---            (61)
Foreign currency translation loss                                                         (1,878)              ---            ---
Cash dividends ($.40 per share)                                                              ---               ---            ---
Net Income                                                                                   ---               ---            ---
----------------------------------------------------------------------------------------------------------------------------------
Balance, September 29, 1996                                                              (11,988)             (287)       (42,365)

Three-for-two stock split effected as a stock dividend                                       ---               ---            ---
Conversion of 3,306,423 shares of common stock for
subordinated convertible debentures                                                          ---               ---            ---
Grant of 322,750 shares under the restricted stock plan                                      ---            (6,587)          1,771
Return of 38,270 shares to treasury stock
to satisfy recipents' individual tax obligations under the
restricted stock plan                                                                        ---               ---            (707)
Compensation under restricted stock plan                                                     ---             1,783             ---
Issuance of 129,761 shares of treasury stock under the
employee stock ownership plan                                                                ---               ---             710
Shares to be issued in fiscal 1998 under the employee
stock ownership plan                                                                         ---               ---             ---
Issuance of 367,577 shares of treasury stock for options exercised                           ---               ---           2,028
Other transactions of 14,903 shares including return of 11,723 shares to treasury stock received as payment for
options exercised                                                                            ---               ---            (267)
Foreign currency translation gain                                                          2,384               ---             ---
Cash dividends ($.42 per share)                                                              ---               ---             ---
Net Income                                                                                   ---               ---             ---
-----------------------------------------------------------------------------------------------------------------------------------
Balance, September 28, 1997                                                             $ (9,604)         $ (5,091)      $ (38,830)
-----------------------------------------------------------------------------------------------------------------------------------



The accompaning notes to consolidated financial statements are an integeral part of these statements.




                      CONSOLIDATED STATEMENTS OF CASH FLOWS
 For the Years Ended September 28, 1997, September 29, 1996 and October 1, 1995
                                 (In thousands)


-----------------------------------------------------------------------------------------------------------------------------------
                                                                             1997                      1996               1995
                                                                           (52 Weeks)                (52 Weeks)        (52 Weeks)
-----------------------------------------------------------------------------------------------------------------------------------

Cash Flows From Operationg Activities:
Net income                                                                  $ 43,238                  $ 33,978           $ 33,636
Non-cash items included in net income:
Depreciation and amortization                                                 59,561                    55,389             46,710
Gain on disposition of property                                               (1,079)                     (180)              (156)
Minority interest in net income                                                  467                       206                253
Prepaid (Deferred) income taxes                                               (1,728)                    5,835              1,295
Increase in cash surrender value of life insurance, net of policy loans       (1,718)                   (3,852)              (961)
Compensation earned under restricted stock plan                                1,783                     1,248              1,542
Shares to be issued under employee stock ownership plan                        2,032                     1,858              3,385
Changes in assets and liabilities:
Receivables                                                                    5,548                   (13,277)            (9,400)
Inventories                                                                   (3,444)                   (3,688)            (3,596)
Other current assets                                                             211                      (184)            (3,750)
Accounts payable                                                              (3,257)                   11,640              5,662
Accrued liabilities                                                           10,112                    (9,999)             7,062
Other                                                                          2,244                      (400)               339
-----------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                    113,970                    78,574             82,021
-----------------------------------------------------------------------------------------------------------------------------------

Cash Flows From Investing Activities:
Additions to property                                                        (57,629)                  (64,532)           (57,544)
Proceeds from dispositions of property                                         2,603                     1,220                612
Proceeds from sale of other assets                                             2,060                       ---              2,600
Decrease (Increase) in other assets                                                5                      (655)               606
Purchase of business, net of cash acquired                                    (6,991)                  (26,519)               ---
-----------------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                        (59,952)                  (90,486)           (53,726)
-----------------------------------------------------------------------------------------------------------------------------------

Cash Flows From Financing Activities:
Short-term (repayments) borrowings, net                                      (41,244)                   42,667             (9,087)
Payments of long-term debt                                                   (16,108)                  (68,138)            (2,439)
Proceeds from issuance of long-term debt                                         ---                    58,777              6,374
Cash dividends                                                                (9,603)                   (8,641)            (8,461)
Proceeds from exercise of common stock options                                 5,320                       730                998
-----------------------------------------------------------------------------------------------------------------------------------
Net cash (used in) provided by financing activities                          (61,635)                   25,395            (12,615)
----------------------------------------------------------------------------------------------------------------------------------

Effect of Exchange Rate Changes on Cash and
Cash Equivalents                                                                 518                         1             (3,826)

Net (Decrease) Increase In Cash and Cash Equivalents                          (7,099)                   13,484             11,854
-----------------------------------------------------------------------------------------------------------------------------------

Beginning Cash and Cash Equivalents                                            31,448                   17,964              6,110

Ending Cash and Cash Equivalents                                             $ 24,349                 $ 31,448           $ 17,964
----------------------------------------------------------------------------------------------------------------------------------

Supplemental disclosure of cash flow information:
Cash paid for interest                                                       $ 14,945                 $ 17,245           $ 14,526
Cash paid for income taxes                                                     13,112                    9,006             15,599
Noncash investing and financing activities:
Conversion of 6% Subordinated Convertible
Debentures to common stock (including
accrued interest)                                                            $ 66,497                      ---                ---
Issuance of common stock
under restricted stock plan                                                     6,587                    $ 176                ---
for purchase of a business                                                        ---                    4,025                ---


The accompaning notes to consolidated financial statements are an integeral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS EXCEPT SHARE DATA)


1.   DESCRIPTION OF BUSINESS AND SUMMARY OF
     SIGNIFICANT ACCOUNTING POLICIES:


DESCRIPTION OF BUSINESS - The Company is a fabric producer which processes and sells warp knit, circular knit and woven velour fabrics as well as lace. The Company sells its finished fabrics to customers who manufacture a broad range of apparel, automotive, specialty and home fashions products. The company also cuts and sews lace fabrics into finished home fashions products which are sold directly to retailers. During 1997, 1996, and 1995 no single customer accounted for 10% or more of net sales.


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


RECLASSIFICATIONS - For comparative purposes, certain amounts in the 1996 and 1995 financial statements have been reclassified to conform with the 1997 presentation.


CASH EQUIVALENTS - All highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. The carrying amount of cash equivalents approximates fair value.


ACCOUNTS RECEIVABLE AND CONCENTRATION OF CREDIT RISK - The Company maintains credit insurance and uses factoring as a means to reduce credit risk. Credit insurance is maintained covering $38,000 of certain outstanding accounts receivable. As of September 28, 1997 and September 29, 1996, approximately 14%, and 15%, respectively, of the Company's accounts receivables were factored on a non-recourse basis. The Company performs on-going credit evaluations of its non-factored customers' financial condition and generally does not require collateral from those customers. The Company competes primarily in the apparel, automotive, home fashions and specialty fabric markets and sells its products to a multitude of customers in numerous geographical locations throughout the world. There is no disproportionate concentration of risk. Allowances for doubtful accounts were $8,805 and $9,487 at September 28, 1997 and September 29, 1996, respectively.





MINORITY INTEREST - Minority interest represents the minority stockholders' proportionate share of the equity of Grupo Ambar, S.A. de C.V., the parent company of American Textil, S.A. de C.V. At September 28, 1997, the Company owned 95% of the capital stock of Grupo Ambar, S.A. de C.V. Minority interest is included in other non-current liabilities in the accompanying consolidated balance sheet.


INVENTORIES - Inventories are carried at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for approximately 55% of inventories in 1997 and approximately 64% of inventories in 1996. Cost for all other inventories have been determined principally by the first-in, first-out
(FIFO) method.


PROPERTY - Property is carried at cost, and depreciation is provided for financial reporting purposes primarily on the straight-line method. Accelerated methods are used for income tax reporting purposes. Depreciation rates are reviewed annually and revised, if necessary, to reflect estimated remaining useful lives which range from three to thirty-five years.

GOODWILL AND INTANGIBLE ASSETS - Goodwill is amortized using the straight-line method over periods ranging from twenty to forty years. The Company reviews the carrying value of goodwill for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Measurement of any impairment would include a comparison of estimated future operating cash flows anticipated to be generated during the remaining life to the net carrying value of the asset.

INCOME TAXES - Deferred or prepaid income taxes are provided for differences in timing of expense and income recognition between income tax and financial reporting in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for income Taxes". United States income taxes are not provided on the earnings of foreign operations as those are intended to be permanently reinvested, or in the event earnings are repatriated, credits received in the United States for foreign income taxes previously paid will be available to substantially reduce the United States tax liability. Undistributed earnings of foreign operations were $22,952 at September 28, 1997.

FOREIGN CURRENCY TRANSLATION - The financial statements of certain majority-owned foreign subsidiaries are translated into dollars at the year-end rate of exchange for asset and liability accounts and the average rate of exchange for income statement accounts. Resulting translation gains or losses are reflected in the foreign currency translation account in the stockholders' investment section of the accompanying balance sheets and do not affect the results of operations. Financial results of certain majority-owned foreign subsidiaries in highly inflationary economies are translated using a combination of current and historical exchange rates. Any translation adjustments are included in the results of operations along with transaction gains and losses for the period.

REVENUE RECOGNITION - The Company recognizes a sale when goods are shipped or when ownership is assumed by the customer.


PER SHARE INFORMATION - Primary income per share information has been determined by dividing the respective net income amounts by the weighted average number of shares of common stock and common stock equivalents outstanding during the periods (22,653,000 in 1997, 21,372,000 in 1996, and 20,975,000 in 1995). Fully
diluted income per share information also considers as applicable (i) the dilutive effect assuming that the Company's convertible debentures were converted at the beginning of the year, with earnings being increased by the interest expense, net of taxes, that would not have been incurred had conversion taken place at that time and (ii) an additional dilutive effect for stock options and shares issued under the restricted stock plan. The weighted average number of fully diluted shares of common stock and equivalents was 25,554,000 in 1997, 24,844,000 in 1996, and 24,463,000 in 1995.


FINANCIAL INSTRUMENTS AND DERIVATIVES - The Company periodically enters into foreign currency contracts to reduce the impact of certain foreign currency fluctuations. Firmly committed transactions are hedged with forward exchange contracts. Anticipated, but not yet firmly committed, transactions may be hedged through the use of purchased options. Gains and losses related to hedges of firmly committed transactions are deferred and are recognized in income or as adjustments to carrying amounts when the hedged transaction occurs. Premiums paid on purchased options are included in other assets and are recognized in income in the same period as the hedged transaction. There were no significant contracts outstanding as of September 28, 1997 or September 29, 1996.

STOCK-BASED COMPENSATION - In accordance with SFAS No. 123, "Stock-Based Compensation," the Company has continued to measure compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees". Pro forma disclosures of net income and earnings per share are presented as if the fair value-based method prescribed by SFAS No. 123 had been applied in measuring compensation expense for the periods required by the Statement.

RECENT ACCOUNTING PRONOUNCEMENTS - In March 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share". This Statement requires the presentation of basic earnings per share (net income available to common shareholders divided by the weighted average number of shares of common stock outstanding) and a disclosure reconciling the numerator and the denominator of the earnings per share calculations. SFAS No. 128 is effective for interim and annual periods ending after December 15, 1997, and early application is prohibited. Accordingly, the accompanying financial statements do not reflect the provisions of SFAS No. 128. The Company will adopt the provisions of SFAS No. 128 in the first quarter of fiscal 1998. Management does not expect the impact of the adoption of this statement on the Company's financial position and results of operations to be material.

In June of 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income". This Statement establishes standards for the prominent reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income is the total of net income and other changes in equity that bypass net income. The Statement is effective for fiscal years beginning after December 15, 1997. The Company plans to adopt the provisions of this Statement in fiscal 1999. Management does not expect the impact of the adoption of this statement on the Company's financial position and results of operations to be material.

2.   ACQUISITIONS:

GRUPO AMBAR - Effective June 27, 1997, the Company acquired an additional 20% ownership interest in Grupo Ambar, S.A. de C.V. ("Grupo Ambar" or "American Textil") for approximately $7,100. The acquisition increased the Company's ownership interest in Grupo Ambar from 75% to 95%. The purchase price was allocated to the fair market value of assets and liabilities acquired and excess purchase price over fair market value of underlying assets was allocated to goodwill. Grupo Ambar is a leading manufacturer of knit textile fabrics in Mexico.

HOFMANN LACES, LTD. AND AFFILIATES - On January 17, 1996, the Company acquired 100% of the outstanding capital stock of Hofmann Laces, Ltd., Raschel Fashions Interknitting, Ltd., and Curtains and Fabrics, Inc. (collectively "Hofmann Laces"). Hofmann Laces designs and produces lace fabrics for the intimate apparel, apparel and home fashions markets. It produces stretch knit fabrics for the apparel swimwear and intimate apparel markets. Additionally, it cuts and sews lace and other fabrics into finished home fashions products which are sold directly to retailers. The purchase price was comprised of cash of $45,480 and the issuance of 300,000 shares of the Company's common stock. The acquisition was accounted for using the purchase method of accounting. Excess purchase price over fair market value of the underlying assets of $7,575 was allocated to goodwill. Additional purchase price may be paid based on Hofmann Laces' earnings for the five-year period ending on December 31, 2000.


The operating results of Hofmann Laces have been included in the consolidated statement of income from the date of acquisition. The unaudited pro forma results below assume the acquisition occurred at the beginning of the fiscal years ending September 29, 1996 and October 1, 1995:



--------------------- --------------------- --------------------
                              1996                   1995
--------------------- --------------------- --------------------
Net Sales                  $848,985               $859,717
Operating Income             73,682                 82,661
Net Income                   34,386                 40,017
--------------------- --------------------- --------------------
Net Income per share:
      Primary                  1.60                   1.88
      Fully Diluted            1.47                   1.71
--------------------- --------------------- --------------------

In management's opinion, the unaudited pro forma combined results of operations are not indicative of the actual results that would have occurred had the acquisition been consummated at the beginning of fiscal 1996 or at the beginning of fiscal 1995 or of future operations of the combined companies under the ownership and management of the Company.

3.  INVENTORIES:


Inventories at September 28, 1997 and September 29, 1996 consist of the following:


---------------------------- ---------------- -----------------
                                  1997              1996
---------------------------- ---------------- -----------------
Finished goods                 $  53,404         $  45,515
Raw materials and work
     in process                   98,499           100,622
Manufacturing supplies             8,758             8,709
---------------------------- ---------------- -----------------
Total inventories valued at
    FIFO cost                    160,661           154,846
Adjustments to reduce
   FIFO cost to LIFO cost,
net                               18,763            16,853
---------------------------- ---------------- -----------------
Total inventories               $141,898          $137,993
---------------------------- ---------------- -----------------

4.   PROPERTY:


Property at September 28, 1997 and September 29, 1996 consists of the following:


-------------------------- ---------------- -----------------
                                1997                1996
-------------------------- ---------------- -----------------
Land                         $  11,541            $  11,850
Buildings                      107,357              100,412
Machinery and equipment        580,048              538,834
Construction in progress        19,231               12,232
-------------------------- ---------------- -----------------
                               718,177              663,328
Less - Accumulated
    depreciation               409,654              353,364
-------------------------- ---------------- -----------------
       Property, net          $308,523             $309,964
-------------------------- ---------------- -----------------

5.   ACCRUED LIABILITIES:


Accrued liabilities at September 28, 1997 and September 29, 1996 consist of the following:






-------------------------- ---------------- -----------------
                                1997                1996
-------------------------- ---------------- -----------------
Payroll and related            $22,596              $14,041
benefits
Income taxes                    15,211                7,027
Property taxes                   3,126                3,150
Other                           13,899               19,645
-------------------------- ---------------- -----------------
   Total  accrued
liabilities                    $54,832              $43,863
-------------------------- ---------------- -----------------

6.   SHORT-TERM BORROWINGS AND LONG-TERM DEBT:


The Company uses short-term bank borrowings with terms of six months or less to meet seasonal working capital needs. The maximum short-term borrowings during 1997, 1996, and 1995 were $49,904, $68,355, and $32,059 respectively; the average borrowings were $37,363, $25,586, and $9,960, respectively; and the weighted average interest rates were 7%, 9%, and 12% (5%, 6% and 6% for U.S. borrowings), respectively. The Company has no compensating balance requirements.

Long-term debt at September 28, 1997 and September 29, 1996 consists of the following:


---------------------------------- -------------- -------------
                                         1997          1996
---------------------------------- -------------- -------------
Senior, unsecured notes, due in
   annual payments of
   $10,714 through 2003,
   interest at 7.569%                  $64,286     $  75,000
Convertible subordinated
debentures, due in various
payments from 1999 through
2012, convertible into common
stock at $19.67 per share,
   interest at 6%                         --          66,180
Lines of credit                         58,777        58,777
Senior, unsecured notes, due in
   1999, interest at 7.49%              20,000        20,000
Term loans with a Mexican
   bank at various due dates
   and various interest rates            1,617         2,780
Industrial revenue bonds at
various  due dates and various
interest  rates                            134           845
Other                                    2,288         4,690
---------------------------------- -------------- -------------
                                       147,102       228,272
Less -  Current maturities              12,542        18,837
---------------------------------- -------------- -------------
   Total                              $134,560      $209,435
---------------------------------- -------------- -------------

On June 25, 1997, the Company issued a call for the redemption of the Company's outstanding 6% Convertible Subordinated Debentures to be redeemed as of August 8, 1997 at 100.6% of the principal amount. Of the $66,180 debentures outstanding at June 24, 1997, $65,039 or 98.3% were converted into common stock. The remaining debentures of $1.1 million were redeemed. The outstanding balance of the 6% Convertible Debentures as of September 28, 1997 and September 29, 1996 was $0 and $66,180, respectively.


The Company financed the fiscal 1996 Hofmann Laces acquisition discussed in Note 2 as well as the refinancing of a portion of the assumed debt with $58,777 of borrowings under its $150,000 revolving line of credit. The borrowings were subsequently repaid with borrowings under line of credit agreements with maturities ranging from 1 to 30 days and 1 to 180 days and interest rates ranging from 5.25% to 7.15% and 5.18% to 6.38% for the fiscal years ended September 28, 1997 and September 29, 1996, respectively. The weighted average interest rate was 5.60% at September 28, 1997 and 5.48% at September 29, 1996. The total borrowings outstanding as of September 28, 1997 and September 29, 1996 of $58,777 have been classified as long-term debt in the accompanying consolidated balance sheets as management has the ability to refinance the borrowings through available long-term debt sources. As of September 28, 1997 the Company has additional availability under uncommitted bank lines of credit of approximately $136,700.

The Company established the $150,000 revolving credit facility with a group of banks in fiscal 1995. This credit facility expires September 25, 2000. No borrowings were outstanding under this facility at September 28, 1997 or September 29, 1996.

The Company's Mexican subsidiary has various term loans with a local bank. These loans have due dates ranging from fiscal year 1999 to fiscal year 2000. The loans also have various variable interest rates. At September 28, 1997 these interest rates ranged from 8.5% to 21.1%.


On May 20, 1994, the Company issued $20,000 of senior, unsecured long-term notes to certain institutional investors. The notes bear interest at a rate of 7.49% per annum and will mature on May 20, 1999. The proceeds were used to fund the acquisition of Grupo Ambar, to repay certain other debt obligations, and for general corporate purposes.

The carrying value of the remaining short-term borrowings and long-term debt of the Company approximates the fair value for loans with similar terms.


Annual maturities of long-term debt for the next five years are, $12,542 in 1998, $32,481 in 1999, $69,904 in 2000, $10,714 in 2001 and $10,714 in 2002.


Under the terms of the Company's debt agreements, certain requirements and restrictions apply to future indebtedness, stockholders' investment, and tangible net worth. The Company was in compliance with all covenants under its debt agreements.

7.    INCOME TAXES:


The net deferred income tax liability at September 28, 1997 and September 29, 1996 is comprised of the following:


------------------------------ --------------- ----------------
                                    1997             1996
------------------------------ --------------- ----------------
Assets                             $33,713         $ 28,775
Liabilities                        (49,635)         (46,307)
------------------------------ --------------- ----------------
   Total                          $(15,922)        $(17,532)
------------------------------ --------------- ----------------

No valuation allowances against deferred income tax assets were recorded at September 28, 1997 or September 29, 1996.


Temporary differences and carryforwards which gave rise to significant deferred income tax assets (liabilities) as of September 28, 1997 and September 29, 1996 were as follows:



------------------------------ ---------------- ---------------
                                    1997                 1996
------------------------------ ---------------- ---------------
Current prepaid (deferred)
income taxes:
Income tax credit carry-
forwards
   (expire 2005-2010)               $4,750         $   1,558
Allowances for doubtful
accounts                             2,721             3,071
Inventory valuation
differences                         (2,481)           (2,475)
Prepaid healthcare costs              (764)           (1,096)
Accrued expenses not
currently
   deductible  for  tax              2,228             1,437
Accrued environmental
expenses                               396               396
Other, net                             252              (454)
------------------------------ ---------------- ---------------
Total current prepaid
   income taxes                     $7,102         $   2,437
------------------------------ ---------------- ---------------
Long-term prepaid (deferred)
income taxes:
Property                          $(36,654)         $(31,612)
Accrued pension and other
   employee benefits                 8,327             7,503
Alternative minimum and other
   tax credit carryforwards
   (no expiration)                   5,811             5,304
Accrued environmental
expenses                             1,469             1,785
Investments  in limited
partnerships                        (2,299)           (2,078)
Other, net                             322              (871)
------------------------------ ---------------- ---------------
Total long-term deferred
   income taxes                   $(23,024)         $(19,969)
------------------------------ ---------------- ---------------

The income tax provision consists of the following elements:

-------------------- --------------- ----------- -----------
                          1997           1996        1995
-------------------- --------------- ----------- -----------
Currently payable
   (refundable):
   U.S. Federal       $15,803           $5,932      $ 8,589
   State                2,338            1,539        1,798
   Foreign              6,159            3,685        4,870
Deferred payable
   (prepaid):
   U.S. Federal        (1,826)           4,860          400
   State                  434              722           56
   Foreign               (336)             253          839
-------------------- --------------- ----------- -----------
                      $22,572          $16,991      $16,552
-------------------- --------------- ----------- -----------

The income tax provision as a percentage of pre-tax income differs from the statutory U.S. Federal rate for the following reasons:

---------------------------- ---------- ---------- ----------
                               1997         1996     1995
---------------------------- ---------- ---------- ----------
Statutory U.S. Federal
   income tax rate               35.0%      35.0%     35.0%
State income taxes, net of
  Federal Income tax
  reduction                       2.9        2.7       3.1
Tax credits                      (2.9)      (3.8)     (6.8)
Other                             0.7       (0.6)      1.7
---------------------------- ---------- ---------- ----------
Effective income tax rate        34.3%      33.3%     33.0%
---------------------------- ---------- ---------- ----------

8.  BENEFIT PLANS:


Guilford Mills, Inc. has a noncontributory defined benefit plan for the majority of its hourly employees. Gold Mills, Inc., a wholly-owned subsidiary, also has a non-contributory defined benefit plan and a multi-employer pension plan covering the majority of its employees. The financial status of the domestic defined benefit plans at September 28, 1997, and September 29, 1996 is as follows:

-------------------------------- ---------------- ---------------
                                      1997                1996
-------------------------------- ---------------- ---------------
Fair value of plan assets,
   primarily marketable
   securities, short-term
  investment funds and
   insurance company contracts       $22,605           $21,515
-------------------------------- ---------------- ---------------
Accumulated benefit
   obligation, including vested
   benefits of $24,330 and
   $22,171                            24,939            22,721
   Additional benefits based on
   estimated future salary
   levels                              2,188             2,037
-------------------------------- ---------------- ---------------
Projected benefit obligation          27,127            24,758
-------------------------------- ---------------- ---------------
Projected benefit obligation
   in excess of plan assets           (4,522)           (3,243)
Unrecognized net loss                  4,824             4,955
Unrecognized net  transitional
   asset                              (2,184)           (2,443)
Adjustment to recognize
minimum liability                       (658)             (476)
-------------------------------- ---------------- ---------------
Accrued pension liability            $(2,540)          $(1,207)
-------------------------------- ---------------- ---------------


The projected benefit obligation has been determined for both 1997 and 1996 using an assumed discount rate of 7.25% and an assumed long-term rate of salary progression of 4%. The assumed long-term rate of return on plan assets is 9%.

Guilford Europe Limited, a wholly-owned subsidiary, has a defined benefit pension plan with an actuarial present value of accumulated plan benefits of $16,835 and net assets available for plan benefits of $ 17,004 as of December 31, 1996. The present value of plan benefits for Guilford Europe Limited was determined using an assumed discount rate of 8.5% and an assumed long-term rate of salary progression of 7.0%. The assumed long-term rate of return on plan assets was 8.5%.


Pension expense includes the following components:

    ------------------- ------------ ----------- ------------
                           1997         1996        1995
    ------------------- ------------ ----------- ------------
    Domestic defined
       benefit plans:
       Service cost --
         benefits
         earned
         during the
         period                $1,254        $1,170     $1,130
       Interest on
         projected
         benefit
         obligation             1,781         1,618      1,493
       Actual return
         on plan assets        (1,903)       (1,760)    (2,361)
       Net amortization
         and deferral              56           106      1,004
        ------------------- ------------ ----------- ------------
                                1,188         1,134      1,266
    Domestic multi-
         employer plan            264           257        252
    Foreign defined
         benefit plan             567           478        432
        ------------------- ------------ ----------- ------------
         Total                 $2,019        $1,869     $1,950
         ------------------- ------------ ----------- ------------


The Company maintains defined contribution plans for certain officers and salaried employees. Contributions under these plans are determined by the Board of Directors. During 1997, 1996 and 1995, the provisions under the defined contribution plans were $2,381, $2,626, and $1,631, respectively.

The Company also maintains deferred compensation plans for certain officers and salaried employees. These plans are being provided for currently. During 1997, 1996 and 1995, the provisions under these plans were $2,167, $1,828, and $1,964, respectively. The liability for deferred compensation was $17,448 at September 28, 1997 and $17,201 at September 29, 1996 and is included in other deferred liabilities in the accompanying balance sheets.


Insurance policies are maintained to fund the deferred compensation plans and other benefits to senior management such as life insurance and defined benefit plans, and for keyman coverage.

9.   CAPITAL STOCK AND STOCK COMPENSATION:

The Company has authorized the issuance of 2,025,000 shares of common stock under a stock option plan for key employees and directors of which 229,277 are available for grant. Options granted may be either incentive stock options or non-qualified options. Under the terms of the plan, the purchase price of shares subject to each incentive option granted will not be less than the fair market value at the date of grant. Outstanding incentive options are exercisable over either a three or eight year period commencing two years after the date of grant. Outstanding non-qualified options are exercisable over either a five to eight year period commencing on the date of grant or two years after the date of grant. Option activity under the plans is as follows:

------------------------------ ----------------- ----------------
                               NUMBER OF
                               SHARES            EXERCISE PRICE
                               UNDER OPTION      PER SHARE
------------------------------ ----------------- ----------------
Balance, October 2, 1994        661,500            6.22 to 16.33
Granted                         454,875           13.83 to 13.87
Exercised                      (140,097)           6.22 to 15.50
Forfeited                       (37,252)          13.87 to 15.50
------------------------------ ----------------- ---------------
Balance, October 1, 1995        939,026            6.22 to 16.33
Granted                          73,125                    14.87
Exercised                       (63,026)           6.22 to 15.50
Forfeited                       (76,749)           6.22 to 16.25
------------------------------ ----------------- ---------------
Balance, September 29, 1996     872,376           12.44 to 16.33
Granted                         909,350           17.21 to 23.70
Exercised                      (367,577)          12.44 to 16.33
Forfeited                       (39,246)          13.87 to 15.50
------------------------------ ----------------- ----------------
Balance, September 28, 1997    1,374,903         13.46  to 23.70
------------------------------ ----------------- ----------------


These options expire at various dates through fiscal 2007. Incentive options exercisable at September 28, 1997 and September 29, 1996 were 23,171 and 239,250, respectively. Non-qualified options exercisable at September 28, 1997 and September 29, 1996 were 186,500 and 198,750, respectively.


The Company has elected to continue to account for stock option grants under APB Opinion No. 25 and is required to provide pro forma disclosures of what net income and earnings per share would have been had the Company adopted the new fair value method for recognition purposes under SFAS No. 123. The following information is presented as if the Company had adopted SFAS No. 123 and restated its results:

------------------------------------- ------------ ------------
                                             1997         1996
------------------------------------- ------------ ------------

Net income:
    As reported                          $43,238       $33,978
    Pro forma                            $42,902       $33,924
------------------------------------- ------------ ------------
Primary EPS:
    As reported                        $    1.91     $    1.59
    Pro forma                          $    1.90     $    1.59
------------------------------------- ------------ ------------
Fully diluted EPS:
    As reported                        $    1.77     $    1.46
    Pro forma                          $    1.76     $    1.46
------------------------------------- ------------ ------------

For the above information, the fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in fiscal 1997 and 1996: (i) expected volatility of 20%, (ii) expected lives ranging from 4 to 7 years, (iii) risk free interest rates ranging from 5.7% to 6.7% and (iv) an expected dividend yield of 2.2%. The weighted average calculated value in excess of the grant value of an option granted during fiscal 1997 and 1996 under the Black-Scholes model was $5.00 and $3.02, respectively. Because SFAS No. 123 method of accounting has not been applied to options granted prior to October 2, 1995, the above pro forma amounts may not be representative of the compensation costs to be expected in future years utilizing this proforma approach.


The Company has authorized 2,250,000 shares of common stock for the 1989 Restricted Stock Plan, which covers certain key salaried employees of which 1,246,850 are available for grant. A total of 276,200 shares were outstanding (held in trust) under the plan at September 28, 1997. These shares carry voting and dividend rights; however, sale of the shares is restricted prior to vesting. Of the 322,750 shares granted this fiscal year 20% vested on the date of grant, May 27, 1997. The remaining 80% of the grant vests over a four year period (20% annually) commencing on the fourth anniversary of the grant date, subject to continued employment. Shares granted prior to fiscal 1997 vest evenly over the next three years, subject to continued employment. Dividend payments are made to an escrow account. The accrual for shares issued under the plan is recorded at fair market value on the date of grant with a corresponding charge to stockholders' investment representing the unearned portion of the award. The unearned portion is being amortized as compensation expense on a straight-line basis over the related vesting period. Compensation expense totaled $1,783, $1,248, and $1,542 during 1997, 1996, and 1995, respectively.

The Company has an employee stock ownership plan which covers the majority of U.S. full-time employees who have completed one year of service. Annual awards are based upon the approval of the Board of Directors and are tied to targeted earnings levels achieved during the year. Prior to fiscal 1997, 100% of the awards were made to the plan in the form of the Company's common stock or in cash which was used to purchase shares of the Company's common stock. Employee rights to the stock vested over a seven-year period. Effective October 1, 1996, for the 1997 fiscal year employees were immediately vested in 50% of the annual award and could elect to receive the 50% vested portion in cash or as a common stock contribution to the plan. The remaining 50% of the award is made to the plan in the form of the Company's common stock or in cash which is used to purchase the Company's common stock. Employee rights to this portion of the award vest over a seven year period. Vested shares are payable at retirement, death or disability, or termination of employment. Shares of common stock in the plan carry normal voting and dividend rights. Compensation expense for the plan for 1997, 1996 and 1995 was $4,063, $1,858, and $3,385, respectively. The related obligation at September 28, 1997 was included in capital in excess of par and current liabilities for the estimated amount to be awarded. The related obligation as of September 29, 1996 was included in capital in excess of par.


On April 21, 1997, the Company's Board of Directors approved a three-for-two-stock split of the Company's common stock. The split was effected in the form of a stock dividend paid on May 6, 1997 to stockholders of record on May 1, 1997. The stock dividend increased the Company's issued common stock by approximately 9.8 million shares. All share and per share data have been restated for all periods presented to reflect the stock split effected as a stock dividend.

On June 25, 1997, the Company issued a call for the redemption of the Company's outstanding 6% Convertible Subordinated Debentures. Holders had the right to convert debentures into shares of common stock through July 29, 1997 at $19.67 per share. Of the $66,180 debentures outstanding, $65,039 or 98.3% were converted to common stock. This conversion resulted in the issuance of 3,306,423 shares of common stock that had been previously reserved for such issuance.

The Company has an agreement with two of its directors whereby the Company will, in the event of their death prior to June 22, 1999, purchase common stock of the Company owned by the two directors in the amounts of $5,000 and $4,000. The number of shares purchased will be based on the average market value of the stock for a 20-day period preceding the date of death.

In 1990, the Board of Directors declared a dividend of one preferred stock purchase right on each outstanding share of the Company's common stock. If the rights become exercisable, separate certificates evidencing the rights will be distributed and each right will entitle the holder to purchase from the Company a new series of preferred stock at a pre-defined price. The rights also contain an option to purchase shares in a change of control situation. The preferred stock, in addition to a preferred dividend and liquidation right, will entitle the holder to vote on a pro rata basis with the Company's common stock. The rights are not exercisable until either certain changes in ownership of the Company occur or an announcement of a tender offer for at least

30% of the Company's common stock is made. The rights are redeemable by the Company at a fixed price until 10 days, or longer as determined by the Board, after the occurrence of certain defined events or at any time prior to the expiration of the rights on August 23, 2000 if such events do not occur. As of September 28, 1997, the Company had reserved 300,000 preferred shares as issuable pursuant to these rights. At the present time, the rights have no dilutive effect on the earnings per share calculation.

10.  COMMITMENTS AND CONTINGENCIES:


The Company leases certain of its manufacturing and office facilities and equipment under non-cancelable operating leases with remaining terms of up to 28 years. Rent expense under these leases was $5,055 in 1997, $5,404 in 1996, and $3,982 in 1995. At September 28, 1997, future minimum rental payments applicable to these leases are $4,347 in 1998, $3,598 in 1999, $2,988 in 2000, $1,646 in
2001, $926 in 2002 and $21,301 thereafter.


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


During the fourth quarter of 1992, the Company also received a Notice of Violation from the North Carolina Division of Environmental Management concerning ground water contamination on or near one of its North Carolina facilities. The Company voluntarily agreed to allow the installation of monitoring wells at the site, but denies that such contaminants originated from the Company's operations or property. An additional pre-tax charge of $1,250 was provided in the fourth quarter of fiscal 1992 to reflect the estimated future costs of this monitoring and other environmental matters including the removal of underground storage tanks at the Company's facilities. The Company has removed substantially all underground storage tanks at its facilities. At September 28, 1997, environmental accruals amounted to $5,473 of which $4,473 is non-current and is included in other deferred liabilities in the accompanying balance sheet.


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

11. GEOGRAPHIC INFORMATION:

The accompanying financial statements include the following amounts related to the operations of the Company's subsidiaries in Europe and Mexico:

------------------------ ------------- -------------- -----------
                             1997          1996           1995
------------------------ ------------- -------------- -----------
Net sales to
unaffiliated
   customers:
      United States       $707,991       $665,727       $616,833
      United Kingdom       136,962        122,300        130,760
      Mexico                49,756         42,293         34,925
------------------------ ------------- -------------- -----------
         Total net sales  $894,709       $830,320       $782,518

------------------------ ------------- -------------- -----------
Transfers between geographic areas (eliminated in consolidation):
      United States      $    3,232    $    4,257      $   5,756
      United Kingdom            52            137            699
      Mexico                   256            582            641
------------------------ ------------- -------------- -----------
         Total transfers $    3,540    $    4,976      $   7,096
------------------------ ------------- -------------- -----------
Operating income:
      United States      $  69,347      $  58,488      $  53,919
      United Kingdom        12,110          8,644          9,727
      Mexico                 5,152          4,494          4,170
Interest and other
   expense, net             20,799         20,657         17,628
------------------------ ------------- -------------- -----------
      Income before
         income taxes    $  65,810      $  50,969      $  50,188
------------------------ ------------- -------------- -----------
Identifiable assets:
      United States       $672,011       $695,294       $550,911
      United Kingdom        87,911         89,019         79,313
      Mexico                35,560         26,237         25,604
      Eliminations          65,686         81,720         69,457
------------------------ ------------- -------------- -----------
         Total assets     $729,796       $728,830       $586,371
------------------------ ------------- -------------- -----------

12. SUMMARY OF QUARTERLY EARNINGS (UNAUDITED):

--------------------- ---------- --------- ---------- ---------
                        FIRST     SECOND      THIRD     FOURTH
--------------------- ---------- --------- ---------- ---------
1997 QUARTER:
Net sales             $210,863   $219,144  $238,358   $226,344
Gross profit           37,849     41,047     51,110    51,560
Net Income              5,409      7,475     14,543    15,811
--------------------- ---------- --------- ---------- ---------
Net Income per
share:
  Primary                  .25        .34       .66        .66
  Fully diluted            .24        .32       .59        .62
--------------------- ---------- --------- ---------- ---------


--------------------- ---------- --------- ---------- ---------
1996 QUARTER:
Net sales             $174,185   $207,097  $232,202   $216,836
Gross profit           27,599     33,376     45,068    48,013
Net Income              2,748      5,882     12,640    12,708
--------------------- ---------- --------- ---------- ---------
Net Income per
share:
  Primary                  .13        .28       .59        .59
  Fully diluted            .13        .27       .53        .53
--------------------- ---------- --------- ---------- ---------


--------------------- ---------- --------- ---------- ---------
1995 QUARTER:
Net sales             $182,494   $201,885  $210,762   $187,377
Gross profit           33,011     38,480     37,302    29,381
Net Income              6,103      9,376     11,247     6,910
--------------------- ---------- --------- ---------- ---------
Net Income per
share:
  Primary                  .29        .45       .53        .33
  Fully diluted            .28        .41       .48        .30
--------------------- ---------- --------- ---------- ---------

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Guilford Mills, Inc.:


     We have audited the accompanying consolidated balance sheets of Guilford Mills, Inc. (a Delaware corporation) and subsidiaries as of September 28, 1997 and September 29, 1996, and the related consolidated statements of income, stockholders' investment and cash flows for each of the three years in the period ended September 28, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Guilford Mills, Inc. and subsidiaries as of September 28, 1997 and September 29, 1996 and the results of their operations and their cash flows for each of the three years in the period ended September 28, 1997, in conformity with generally accepted accounting principles.



/s/ Arthur Andersen LLP
Greensboro, North Carolina,
November 11, 1997.



STATEMENT OF MANAGEMENT'S RESPONSIBILITY



     The management of Guilford Mills, Inc. has the responsibility for the preparation of all information contained in the Annual Report. The financial statements, including footnotes, have been prepared in accordance with generally accepted accounting principles appropriate in the circumstances and include amounts based on the best judgment of management.
     In meeting its responsibilities for the accuracy, integrity and objectivity of data in the financial statements, management maintains a system of internal accounting controls designed to provide reasonable assurance of the reliability of financial records and the safeguarding of assets. This system includes an appropriate division of responsibility and is documented by written policies and procedures that are communicated to employees with significant roles in the financial reporting process and updated as necessary. There are limits inherent in all systems of internal control based on the recognition that the cost of such systems should be related to the benefits to be derived. Management believes the Company's systems provide an appropriate balance.
     The control environment is complemented by an internal auditing program, comprised of internal and external business advisors who independently assess the effectiveness of the internal controls and report findings to management throughout the year. The group delivers increased value by aligning with the business objectives to reduce risk and create cost efficiencies. The Company's independent public accountants are engaged to express an opinion on the Company's financial statements. They objectively and independently review the performance of management in carrying out its responsibility for reporting operating results and financial condition. Their opinion is based on procedures which they believe to be sufficient to provide reasonable assurances that the financial statements contain no material errors.
     The Audit Committee of the Board of Directors, which is comprised solely of directors who are not employees of the Company, is responsible for monitoring the Company's management control and reporting system. The Audit Committee meets with management and the internal auditors periodically to review their activities and responsibilities. The Audit Committee also meets as needed with the independent auditors along with the internal auditors, both of whom have free access to the Audit Committee without management's presence.


/s/ Terrence E. Geremski
Executive Vice President/Chief Financial Officer

                              Guilford Mills, Inc.

COMMON STOCK MARKET PRICES AND DIVIDENDS

                                                                   FISCAL 1997
      ------------------- ------------------- ----------------------------------------------------
      ------------------- ------------------- --------------- -- ---------------- -- -------------
      QUARTER                                      HIGH                LOW           DIVIDENDS
      ------------------- ------------------- --------------- -- ---------------- -- -------------

      First                                      $18 5/32            $14 27/32            .10
      Second                                      20 21/32            17 1/4              .10
      Third                                       20 1/2              18 1/8              .11
      Fourth                                      25 3/4              20 3/8              .11
                                                                                          ---





                    Year                         $25 3/4             $14 27/32           $.42
                                                                                         ----

                                                                   FISCAL 1996
      ------------------- ------------------- ----------------------------------------------------
      ------------------- ------------------- --------------- -- ---------------- -- -------------
      QUARTER                                      HIGH                LOW           DIVIDENDS
      ------------------- ------------------- --------------- -- ---------------- -- -------------
      First                                      $16 5/32            $13 11/32            .10
      Second                                      16 11/32            13                  .10
      Third                                       16 3/4              14 3/32             .10
      Fourth                                      17 3/32             14 3/4              .10
                                                                                          ---

                    Year                         $17 3/32            $13                 $.40
                                                                                         ----


                                                                   FISCAL 1995
      ------------------- ------------------- ----------------------------------------------------
      ------------------- ------------------- --------------- -- ---------------- -- -------------
      QUARTER                                      HIGH                LOW           DIVIDENDS
      ------------------- ------------------- --------------- -- ---------------- -- -------------
      First                                      $14 27/32           $13                  .10
      Second                                      14 29/32            13 1/2              .10
      Third                                       18 5/32             14 5/32             .10
      Fourth                                      18 29/32            15 29/32            .10
                                                                                          ---

                    Year                         $18 29/32           $13                 $.40
                                                                                         ----






The high and low stock market prices are as reported under the ticker symbol "GFD" on the New York Stock Exchange which is the principal market for the Company's common stock. On December 4, 1997 there were 464 stockholders of record.


Based on continued favorable future operations and the present level of available retained earnings, management anticipates continuing its current dividend policies.