Form 10-K, Exhibit 13
period 1998-09-27
GUILFORD MILLS INC
filed 1998-12-23
CIK 44471

EXHIBIT 13

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

GENERAL

Consolidated sales for Guilford Mills, Inc. ("Guilford" or the "Company") for the year ended September 27, 1998 were $894.5 million. Net income was $30.2 million.

Current year sales levels were basically flat with the prior year as the continued growth of certain niche fabrics and focus on diversification especially into the home fashions market- were more than offset by weakness in the women's apparel market and declines caused by the Asian financial crisis and a harsh U.K. manufacturing environment.

Guilford produces fabrics for a variety of customers and markets. It competes primarily in the apparel, automotive, home fashions and specialty sectors. It is regarded as a single segment based upon technology.

The Company's apparel fabrics are used predominantly in women's shapewear, swimwear, ready-to-wear and intimate apparel garments. Other uses include sleepwear, team sportswear and linings. Guilford has continued to transition sales from its traditional intimate apparel and ready-to-wear fabrics to technically-advanced high-performance products.

Automotive fabrics are produced in the U.S., the U.K., Mexico and Brazil and are sold to original equipment manufacturers (OEMs) and their suppliers. Guilford's products are fabricated into the seats and headliners of passenger cars and light trucks. The North American automotive production for the Company's 1998 fiscal year was 15.4 million units and the European automotive production for the same period was 13.9 million units. The Company provides fabric for certain vehicles which are sourced two to three years in advance of the car model year. Both consumer demand for specific models and the overall car build can greatly impact revenue. The Company's diverse fabric technology allows it to compete in the majority of vehicle platforms.

The Company's sales of home fashions fabrics represent the largest increase in market penetration for Guilford. This revenue increase of more than 60% from fiscal 1996 to fiscal 1998 has resulted primarily from the acquisition of Hofmann Laces and Affiliates in early 1996. Revenue is generated primarily from sales to retailers of knit and/or lace comforters, window treatments, cotton sheeting, shower curtains and tablecloths. Additionally, Guilford produces upholstery fabrics for office and residential furniture and mattress ticking.

The remainder of Guilford's fabrics are sold for use in a broad range of industrial/specialty products. For fiscal year 1998, sales of hook and loop fabrics for closure systems comprised approximately 44% and sales of yarn were 22% of the total specialty revenue. The remaining 34% consisted of a multitude of products. The sales mix within this market varies greatly from year to year depending upon production capacity, internal yarn requirements, and market conditions.

As a portion of Guilford's operations is conducted in the United Kingdom and Mexico, fluctuations in foreign exchange rates affect the Company's operating results and financial position due to translation gains and losses recognized in converting such activity to U.S. dollars. During fiscal 1998, the British pound strengthened against the U.S. dollar and resulted in a translation gain on the balance sheet of approximately $2.0 million. The Mexican peso continued to decline in fiscal 1998. Effective January 1, 1997, the Mexican economy was considered "highly inflationary" for financial reporting purposes because the cumulative Mexican inflation rate for the immediately preceding three years exceeded 100%. As a result, under Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation", the U.S. dollar was used as the functional currency for translating the balance sheet and the results of operations of the Company's Mexican operation - Grupo Ambar S.A. de C.V. ("Grupo Ambar"). This treatment will continue until the Mexican economy is no longer considered highly inflationary. Under this method of accounting, foreign currency translation gains and losses are recognized currently in the results of operations, rather than as a direct change in stockholders' investment. The Mexican peso declined slightly against the U.S. dollar over the

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (CONTINUED)


remaining three quarters of fiscal 1997 and more significantly for the 1998 fiscal year. This decline had a $1.0 million negative impact on the 1998 operating results of the Mexican investment. The Company's Mexican subsidiary contributed 5.8% to consolidated sales and was profitable in fiscal 1998.

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

RESULTS OF OPERATIONS
1998 COMPARED TO 1997 - Consolidated sales for fiscal 1998 were $894.5 million, down slightly from last year's record high of $894.7 million. Increases in sales to the automotive and home fashions markets were offset by decreases in sales of apparel and specialty fabrics. Sales were negatively impacted by the Asian economic crisis, adverse conditions in the U.K. as the result of the strengthening of the sterling and continued devaluation of the Mexican peso.

Apparel fabric sales for fiscal 1998 were $342.5 million and decreased 2.2% from fiscal 1997 sales of $350.2 million. Sales to the apparel market, made predominantly in the U.S. and Mexico, were 38.3% of consolidated sales. Intimate apparel and shapewear compression fabrics, which contain spandex, continued to grow at double-digit rates due substantially to strong relationships with key retail customers and continued penetration of major branded manufacturers. Swimwear fabric sales were down slightly in fiscal 1998 as the season's success was thwarted early with extremely poor weather patterns in California and Florida attributed to El Nino. Ready-to-wear sales decreased significantly overall. The domestic demand for higher quality fashionable fabrics declined in favor of garments imported from Asia. As a result of the financial crisis there, yarns, fabrics and finished garments from foreign competitors were sold at prices below domestic cost. Team sports sales increased, as these high-performance ready-to-wear fabrics were not readily produced at low price points. The impact of the Asian crisis was evident in the Company's linings business as well. Other apparel fabric sales, such as sleepwear and robewear, declined slightly from the prior year levels.

Sales of worldwide automotive fabrics increased 2.7% to $337.4 million in fiscal 1998 from $328.5 million last year. Significant growth in the U.S. and Mexican markets was tempered by the current economics in the U.K. Sales to the automotive market represented 37.7% of consolidated sales. North American car build for the fiscal year increased 1.3% to 15.4 million units. Domestic fabric sales increased by 10.8%. The Company's increased penetration resulted from continued popularity of certain Ford models, growth with the New Domestic manufacturers, and dominance of the warp knit fabric market. Additionally, the Company sourced the largest woven velour program in North America. Fabric content per vehicle has increased due to the demand for larger sport utility vehicles and light trucks, but severe pricing pressure and more efficient utilization by the fabricators offset the increase. In Europe, while the calendar year car build is expected to be a record 14.7 million units, the increases are being enjoyed by OEMs which dominate certain markets, such as luxury vehicles and France. Guilford's key customers experienced reduced market share. Additionally, the sterling's strength against other European currencies caused U.K. manufacturers a disadvantage which resulted in reduced sales prices to prevent resourcing to other parts of Europe. Consequently, sales of automotive fabric from the Company's U.K.-based manufacturing facilities fell 8.1% in fiscal 1998. The Mexican automotive market was relatively flat with local demand spurred by OEM incentives. The Company's Mexican sales increased 7.3% due to the popularity of its major customer's vehicles.

Home fashions product sales increased by 18.1% in fiscal 1998 and were $156.1 million versus $132.2 million for fiscal year 1997. This market accounted for 17.5% of consolidated sales and was the largest growth sector. Direct to retail sales increased by 38.6% with continued strong sales of Guilford's jersey knit cotton sheeting and the introduction of top-of-the-bed products. Moderate increases in window curtains and fabrics were slightly offset by declines in shower curtains, mattress ticking and furniture fabrics.

Specialty/industrial sales declined by 30.2% to $58.5 million in fiscal year 1998 from 1997's $83.8 million. Sales of hook and loop closure system fabrics decreased by nearly 45% due to the lower demand for premium diapers containing this fastening system. The European business for these products was resourced to a local supplier. Additionally, fiber sales were down substantially as a result of Asian yarn competitive pricing on polyester.

The gross profit margin in fiscal year 1998 was $167.3 million or 18.7% of sales compared to $181.6 million or 20.3% of sales for the prior year. Volume increases, especially in retail home fashions and automotive fabrics, were more than offset by significant sales price pressure. Automotive OEM sales price reductions domestically and in the U.K., where the strength of the pound sterling has caused a competitive disadvantage in Europe, totaled nearly $9 million. In the home fashions market, the Company's cotton sheeting sales were up nearly 200% without corresponding profitability due to operating inefficiencies and competitive pricing pressure with extremely low-cost imports. The Company was able to maintain overall margins on apparel products, despite a decline of $6 million in sales prices and lower volumes caused primarily by the Asian financial crisis. Reductions were offset by increased volume on higher-margin intimate apparel and shapewear business and lower polyester yarn purchase prices. Volume and pricing declines on the hook and loop specialty fabric impacted margins by more than $5 million. Also, the continued devaluation of the Mexican peso and the impact of remeasurement under SFAS No. 52 impacted gross margins by more than $1.0 million in fiscal year 1998.

Selling and administrative expenses increased to $97.7 million or 10.9% of sales from last year's $95.0 million or 10.6% of sales. Continued design, marketing and research and development efforts, along with expenses related to the direct retail business, caused the increase. Research and development expenditures were $19.6 million in fiscal 1998, an increase of $4.7 million over fiscal 1997. Direct to retail selling expenses were up $3.7 million primarily due to volume increases, promotional expenses and shelf space allowances. Salaries and fringes, which were up as the result of normal wage progression and commissions, declined substantially as incentive compensation expense was down $9.1 million.

A plant restructuring charge of $6.5 million was recorded for termination and exit costs for two of the Company's facilities. The charge included $2.9 million of severance pay, $3.5 million of equipment write-downs and $0.1 million of other exit costs. Guilford has exited the nylon fiber business and closed a fiber plant to more effectively utilize capacity. In addition, the Company will no longer dedicate resources to certain high-end ready-to-wear products.

Interest expense decreased to $12.4 million from the prior year's $16.2 million. The reduction in long-term debt for much of the year, due substantially to the repayments and conversion of the 6% Subordinated Convertible Debentures late in fiscal year 1997, resulted in a $4.2 million decline in interest expense. Average short-term borrowings increased, but a flat interest rate resulted in additional interest expense of only $0.2 million. Interest expense for fiscal 1998 was not impacted by the refinancing of long-term debt, which occurred on September 25, 1998.

Other expense decreased to $1.6 million in fiscal year 1998, down from the prior year's $4.6 million. Gains on the sale of fixed assets, a fire insurance recovery, and a reduction in the low income housing investment caused the decline.

The effective income tax rate for fiscal 1998 was 32.5% versus 34.3% for the prior year. The decrease resulted from lower pre-tax book income, a U.K. statutory rate reduction of 200 basis points, additional R&D tax credits and

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (CONTINUED)


higher Foreign Sales Corporation benefits. The reduction of certain credits partially offset the decline.

An extraordinary charge, net of tax, of $2.9 million for the prepayment of the debt was recorded in fiscal 1998. In conjunction with the prepayment of senior unsecured notes outstanding, the Company recorded a prepayment penalty of $3.9 million and related amortization of loan costs of $0.4 million. The related income tax benefit was $1.4 million.

Net income before the extraordinary charge in fiscal year 1998 was $33.1 million or 3.7% of sales. Earnings per share before extraordinary item was $1.32 per basic share and $1.30 per diluted share. Net income after the extraordinary charge was $30.2 million or 3.4% of sales compared to $43.2 million or 4.8% of sales in the prior year. Earnings per share was $1.20 per basic share and $1.19 per diluted share in fiscal 1998 compared to $1.92 per basic share and $1.78 per diluted share in fiscal 1997. Average basic shares outstanding increased 11.9% due primarily to the July, 1997 conversion of debentures to equity.

1997 COMPARED TO 1996 - Consolidated sales for fiscal 1997 increased to $894.7 million from the prior year's previous record high of $830.3 million. This increase of 7.8% reflected improvements in sales of fabrics to apparel, home fashions and specialty / industrial markets. The increase was offset slightly by a decline in worldwide automotive sales. Sales in the apparel, home fashions and specialty areas were boosted partially from the full year consolidation of Hofmann Laces in fiscal year 1997 versus three quarters of fiscal 1996. In addition, improvements in the Mexican economy and the demand for Mexican-exported garments under NAFTA resulted in a 16.0% improvement in sales of fabric produced in that country.

Apparel fabric sales for fiscal 1997 were $350.2 million and increased 2.7% from fiscal 1996's $340.9 million. Sales of compression fabrics, which contain spandex, such as swimwear and shapewear, continued to grow at double-digit rates. Intimate apparel fashion fabrics and laces were up significantly while traditional intimate apparel fabrics containing nylon continued to decline. These trends have developed over the last three to four years and were driven by consumer demand at the retail level. Ready-to-wear sales decreased primarily due to a planned reallocation of capacity to shapewear and reduction of the cotton-only business. There was also a decline in demand for high-end stretch velvets.

Automotive fabric sales decreased worldwide by 2.6% and were $328.5 million for fiscal year 1997 versus $337.2 million for the prior year. Increases in Europe and Mexico were more than offset by a reduction in U.S. produced fabric. Guilford's North American sales to OEMs decreased primarily as a result of the decline in Ford placements due to their market share loss on certain models. Although this decline in Ford placements also negatively impacted the Company's European sales, penetration at other OEMs more than offset the decline. The European car build increase of 11.7% for the Company's fiscal year and the introduction of new wovens also contributed to revenue growth. Other factors which contributed to the worldwide sales decline included price reductions mandated by the automobile manufacturers and seating company fabric yield improvement. Fabric sales within the Mexican automotive markets increased. The Company's van and RV business decreased slightly due to a soft market caused by competing sport utility vehicle popularity.

Sales of fabrics to the home fashions market increased 35.6% from $97.5 million in fiscal year 1996 to $132.2 million in fiscal year 1997. The most significant product growth resulted from the introduction of Guilford's jersey knit cotton sheeting. Additionally, continued strong market demand at retail contributed to significantly higher sales of other bed and bath products. Upholstery fabric sales, principally exported from the U.S., were down and directly correlated with unfavorable exchange rates. Mattress ticking fabric sales were up slightly.

Specialty/industrial revenue increased 53.2% to $83.8 million in 1997 from $54.7 million in 1996. Sales of hook and loop closure system fabrics grew substantially as demand for diapers containing this fastening system increased. Yarn sales were also up as the Company pursued external channels for excess fiber-producing capacity.

Gross margin increased to 20.3% of sales from the prior year's 18.6% of sales primarily due to the increased volume of fabric produced for intimate apparel and home fashions sales through the Hofmann Laces acquisition. Nearly one half of the $27.5 million increase in gross profit was generated by synergies and opportunities triggered by this acquisition. Sales volume increases of other fabrics contributed an additional $5 million. Raw material price and usage declines and product mix resulted in additional margin improvement of approximately $11 million.

Selling and administrative expenses increased to $95.0 million or 10.6% from prior year's $82.4 million or 9.9% of sales. The increases resulted from the consolidation of Hofmann Laces, increased incentive compensation, salary increases and sales volume and promotion related increases. The Hofmann consolidation for the full year combined with incentive compensation increases totaling $8.5 million and sales related increases of $3.9 million to affect the increase. Increases were partially offset by non-recurring premium freight costs for automotive fabrics in 1996.

Interest expense decreased to $16.2 million from the prior year's $17.0 million. This overall decrease was attributable to the reduction of long-term debt due to repayments and the conversion of the 6% Subordinated Convertible Debentures, a slight decrease in the average U.S. short-term borrowing rate to 5.3% from 5.7%, and favorable negotiation of interest rate reductions in Mexico. These were partially offset by increased interest expense on deferred compensation programs and an increase in average short-term borrowings as a result of the full year impact of the Hofmann Laces acquisition and consolidation.

Other expense increased $1.0 million to $4.6 million. The increase was substantially attributable to investment write-offs. This increased expense was partially offset by the sale of investments and a decrease in foreign currency transaction losses from the prior year.

The effective income tax rate in fiscal 1997 was 34.3% compared to 33.3% in fiscal 1996. The higher effective income tax rate was attributable to the temporary elimination of the Research and Development tax credit and to the increased results from Hofmann Laces, which is taxed at slightly higher statutory rates.

Net income in fiscal 1997 reached a record high of $43.2 million or 4.8% of sales and increased 27.1% from the prior year's $34.0 million or 4.1% of sales. Basic earnings per share increased to $1.92 per share compared to $1.59 per share in the prior year (as restated for the 3-for-2 stock split effected as a stock dividend). Diluted earnings per share increased to $1.78 from $1.47 (as restated for the 3-for-2 stock split effected as a stock dividend).

Liquidity and  Capital Requirements
At the end of fiscal 1998, cash and cash equivalents of $ 30.4 million were available for future capital and other operational and business needs.

Cash provided by operations decreased to $81.4 million in fiscal 1998 compared to $114.0 million in fiscal 1997. Income before non-cash charges for restructuring and extraordinary items was down $6.4 million from the prior year. The charge for depreciation and amortization increased in fiscal 1998 resulting in an additional non-cash item of $4.4 million over the prior year. The decrease in cash provided by operations was caused substantially by the reduction of accrued liabilities related to incentive compensation accruals and income taxes payable. Additionally, inventories increased.

Over the past three years, Guilford continued to modernize equipment and increase capacity to support new, innovative products. Capital expenditures were $84.0 million in 1998, $57.6 million in 1997 and $64.5 million in 1996. Expenditure levels for the next two years are expected to be slightly above depreciation expense.

As part of the original 1996 purchase agreement between Guilford Mills and Hofmann Laces, the Company agreed to pay additional consideration in fiscal year 2001 in accordance with a formula based upon the Company's price-earnings' multiple and Hofmann Laces' performance through the

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (CONTINUED)

end of calendar year 2000. The purchase agreement was amended in fiscal year 1998 and the payment of the contingent acquisition price was accelerated. Cash of $17.0 million was paid during fiscal year 1998 and an additional liability of $17.3 million was recorded. This final installment was paid in the first quarter of fiscal year 1999.

Long-term debt increased $30.6 million and short-term debt increased $48.5 million from the prior year. The Company prepaid $73.6 million of senior, unsecured notes issued to certain institutional investors which matured through 2003. Current year increases in working capital, excluding cash and borrowings, the accelerated buyout of the Hofmann Laces earnout, stock repurchases and capital expenditures in excess of depreciation resulted in additional borrowing requirements. The Company temporarily funded these borrowings under its revolving credit facility and existing bank lines of credit. The Company anticipates closing a $145.0 million private placement of senior, unsecured notes with three institutions in the first quarter of fiscal 1999. The notes will be payable in 10 years with a fixed rate coupon of 7.06%. The proceeds will be used to repay current borrowings on uncommitted bank lines with any remainder to repay a portion of the revolving credit facility.

The Company is exposed to market risk from changes in interest rates. The Company entered into two treasury lock agreements that hedge a portion of the interest rate risk related to the anticipated private placement of senior, unsecured notes. The treasury lock agreements effectively fix the 10-year U.S. Treasury component of the interest rate on those notes. The treasury lock agreements were terminated in November 1998, resulting in a payment of $4.4 million which will be amortized as additional interest expense over the 10-year term of the notes. The treasury lock arrangements are discussed further in Note 9 to the consolidated financial statements which are included herein. The Company does not hold or issue any financial instruments for trading purposes.

In fiscal 1997, long-term debt decreased substantially due to the redemption of the Company's outstanding 6% Convertible Subordinated Debentures. Of the $66.2 million of Convertible Subordinated Debentures outstanding, $65.0 million or 98% of the debt was converted into Common Stock. The remaining $1.2 million of the Subordinated Convertible Debentures was redeemed at 100.6% of the principal amount. The additional $15.0 million of long-term debt repayment, including current maturities, was funded through cash provided by operations. Additionally, the Company was able to repay $41.3 million of short-term borrowings.

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

Raw material costs declined significantly in fiscal 1998. Record declines in polyester yarn prices were caused by the Asian financial crisis. These decreases were passed through to customers as the retail marketplace demanded lower-priced garments competitive with foreign sources. While pricing has somewhat stabilized, a return to prior levels is not expected in fiscal 1999. Management expects flat or slightly decreased raw material costs in 1999 as suppliers participate in selling price reductions granted to customers which are being driven by consumer and global competition.

The Company maintains flexibility with respect to its seasonal working capital needs as well as for future acquisitions through a revolving credit facility of $150.0 million. It also has continued access to other traditional sources of funds, including uncommitted bank lines of credit aggregating $260.0 million and the ability to borrow against factored accounts receivables. At September 27, 1998, $50.0 million was outstanding against the revolving credit facility and availability under its uncommitted short-term bank lines of credit was $82.1 million.

Management believes that its cash requirements for operations, capital expenditures, dividends, interest, debt repayments, strategic acquisitions, and other financial needs will continue to be met through internally generated sources and utilization of external borrowings.

The Company's sound financial position, with debt to total capital of 37.7%, affords it many options. Management intends to continue to examine both short-term and long-term opportunities to strengthen its balance sheet and add shareholder value. These opportunities may require debt or equity financing.

INFLATION
The Company believes that the relatively moderate inflation rate of the 1990s has not significantly impacted its operations.

CONTINGENCIES
The Company is involved in various litigation and environmental matters arising in the ordinary course of business. Additionally, three class action lawsuits have been commenced against the Company and certain of its officers and directors alleging violations of the Federal Securities Law arising out of the previously reported accounting irregularities. These are discussed in Note 13 to the consolidated financial statements which are included herein. Although the final outcome of these legal and environmental matters cannot be determined, based on the facts presently known, it is management's opinion that the final resolution of these matters will not have a material adverse effect on the Company's financial position or future results of operations.

OUTLOOK
Management is optimistic for Guilford's future as it moves forward with new innovative products. For the apparel and home fashions products, sales growth is expected due to new products, heightened marketing of innovative concepts and synergies as a result of the Hofmann Laces acquisition. In the automotive industry, with a flat car build, the Company expects sales growth through worldwide sourcing opportunities enhanced by the Company's presence in Europe, Mexico, and Brazil, and by diverse product offerings.

Many manufacturers who use Guilford's fabrics are seeking to reduce costs. In addition, the markets are subject to competition from imported garments and products. Consequently, Guilford is experiencing continual pricing pressures. However, through diversity, innovation and technology, the Company will continue to focus its efforts on providing high quality, innovative products, with excellent customer service at the lowest cost and expects to maintain its competitive position in its markets.

The city of Greensboro, North Carolina is currently experiencing a serious water shortage due to the lack of rain for the past several months. The supply is down to a three-month level. The City is purchasing water from adjacent municipalities and intends to purchase additional quantities. Long-term, the plans include a reservoir. Conservation measures have also been implemented. However, it is remotely possible that this shortage could result in mandated business interruption. The Company operates four significant facilities in this city, two of which would be seriously affected by such water restrictions. The Company would consider utilizing existing or additional wells if prolonged mandatory restrictions were imminent.

Mexico is considered "highly inflationary" for financial reporting purposes and, as a result, foreign currency translation gains and losses are recognized currently in operations rather than as an adjustment to stockholders' equity. While management believes that the Company's Mexican operations will continue to grow, the Company is unable to determine or predict the negative impact due to economic uncertainty.

The Company has significant operations in the United Kingdom (U.K.). Although the U.K. does not plan to enter into the European Community until 2002, the Company conducts business in various European countries that will adopt the Euro as their common currency as of January 1, 1999. The Company has evaluated the Euro conversion's impact on its business, both strategically and operationally. The conversion of the Euro is not expected to have a material adverse effect on the Company's financial condition or results of operation.

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (CONTINUED)



YEAR 2000

The Year 2000 issue affecting most entities, including the Company, results from the possible inability of internal and external computer systems and applications to recognize and process data pertaining to years after 1999. Over the last five years, the Company has committed significant resources to the reengineering of its business processes and information systems. The education, identification, evaluation, implementation and testing of changes to systems and applications to achieve Year 2000 readiness within the Company's operational, manufacturing and financial areas have been an integral part of this process. Based upon recently completed Year 2000 compliance assessments of both internal information technology and embedded systems for all of the Company's facilities, equipment and infrastructure, the Company expects to successfully implement any systems and programming changes necessary prior to the turn of the century in all of its domestic and international operations. The planning, inventory and impact analysis phases have been completed. The remediation phase of the project is expected to be completed by March, 1999 and the final testing phase is scheduled for July, 1999. The Company expects to finalize any necessary contingency plans by the Spring of 1999. The Company has spent $0.2 million to date for Year 2000 readiness. Management believes that the cost of the remediation plan for completion of Year 2000 compliance tasks will be $1.2 million. The Company continues to work with its customers, suppliers, and other third parties to identify external weaknesses and provide solutions. Year 2000 compliance questionnaires have been forwarded to material third parties. While the Company continues to gather responses to such questionnaires, of the 65% response rate received thus far, no material business interruption issues have been identified. To the extent that suppliers are not compliant or do not respond, the Company will include alternatives in its contingency plan. The reasonably likely worst case scenario that could arise as a result of a service supplier's Year 2000 problem would be an interruption of normal business operations. There can be no assurance, however, that there will not be a delay in, increased costs or a material disruption of business activities associated with Year 2000 readiness.

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

All statements other than statements of historical fact included in this Annual Report, including, without limitation the statements under "Management's Discussion and Analysis of Financial Condition and Results of Operations" are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act of 1934. Important factors that could cause actual results to differ materially from those discussed in such forward-looking statements include: 1. general economic factors including, but not limited to, changes in interest rates, foreign currency translation rates, consumer confidence, housing starts, trends in disposable income, changes in consumer demand for goods produced, and cyclical or other downturns; 2. the overall level of automotive production and the production of specific car models; 3. fashion trends; 4. information and technological advances including Year 2000 issues; 5. cost and availability of raw materials, labor and natural and other resources; 6. domestic and foreign competition; 7. domestic and foreign governmental regulations and trade policies; 8. reliance on major customers; 9. success of marketing, advertising and promotional campaigns; or 10. inability to achieve cost reductions through consolidations and restructuring of acquired companies.

CONSOLIDATED BALANCE SHEETS
September 27, 1998 and September 28, 1997

(IN THOUSANDS EXCEPT SHARE DATA)

--------------------------------------------------------------------------------------------
                                                                1998               1997
--------------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                                    $  30,447         $  24,349
Accounts receivable, net                                       164,555           167,347
Inventories                                                    153,006           141,898
Prepaid income taxes                                             6,258             7,102
Other current assets                                             7,643             7,921
--------------------------------------------------------------------------------------------
        Total current assets                                   361,909           348,617
Property, net                                                  326,941           308,523
Other assets                                                   100,607            72,656
--------------------------------------------------------------------------------------------
        Total assets                                          $789,457          $729,796
--------------------------------------------------------------------------------------------
LIABILITIES
Short-term borrowings                                        $  55,128         $   6,677
Current maturities of long-term debt                               811            12,542
Accounts payable                                                57,453            58,566
Accrued liabilities                                             37,239            56,858
--------------------------------------------------------------------------------------------
        Total current liabilities                              150,631           134,643
--------------------------------------------------------------------------------------------
Long-term debt                                                 176,872           134,560
Deferred income taxes                                           31,075            23,024
Other non-current liabilities                                   45,702            28,673
--------------------------------------------------------------------------------------------
        Total long-term liabilities                            253,649           186,257
--------------------------------------------------------------------------------------------


COMMITMENTS AND CONTINGENCIES (NOTES 2, 12 & 13)

STOCKHOLDERS' INVESTMENT
Preferred stock, $1 par; 1,000,000 shares authorized, none issued --                  --
Common stock, $.02 par; 40,000,000 shares authorized,
 32,750,222 shares issued,  23,226,322 shares outstanding at
 September 27,1998 and 25,756,905 shares outstanding at
 September 28,1997                                                 655               655
Capital in excess of par                                       119,648           117,110
Retained earnings                                              363,606           344,656
Foreign currency translation loss                               (7,577)           (9,604)
Unamortized stock compensation                                  (4,759)           (5,091)
Treasury stock, at cost (9,523,900 shares at September 27, 1998
 and 6,993,317 shares at September 28, 1997)                   (86,396)          (38,830)
--------------------------------------------------------------------------------------------
        Total stockholders' investment                         385,177           408,896
--------------------------------------------------------------------------------------------
        Total liabilities and stockholders' investment        $789,457          $729,796
--------------------------------------------------------------------------------------------


THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE BALANCE SHEETS.

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED SEPTEMBER 27, 1998, SEPTEMBER 28, 1997 AND SEPTEMBER 29,
1996

(In thousands except per share data)

                                            ----              ----               ----
                                            1998              1997               1996
                                            ----              ----               ----

NET SALES                                 $894,534           $894,709           $830,320
------------------------------------------------------------------------------------------
COSTS AND EXPENSES:
     Cost of goods sold                    727,218            713,143            676,264
     Selling and administrative             97,734             94,957             82,430
     Plant restructuring costs               6,470                 --                 --
------------------------------------------------------------------------------------------
                                           831,422            808,100            758,694
------------------------------------------------------------------------------------------

OPERATING INCOME                            63,112             86,609             71,626
------------------------------------------------------------------------------------------


OTHER EXPENSES:
     Interest expense                       12,414             16,190             17,017
     Other expense, net                      1,592              4,609              3,640
------------------------------------------------------------------------------------------
                                            14,006             20,799             20,657
------------------------------------------------------------------------------------------

INCOME BEFORE INCOME TAX PROVISION          49,106             65,810             50,969
INCOME TAX PROVISION                        15,960             22,572             16,991
------------------------------------------------------------------------------------------
INCOME BEFORE EXTRAORDINARY ITEM            33,146             43,238             33,978
EXTRAORDINARY ITEM, NET OF INCOME TAXES
  (NOTE 8)                                  (2,940)                --                 --
------------------------------------------------------------------------------------------
NET INCOME                               $  30,206          $  43,238          $  33,978
------------------------------------------------------------------------------------------

INCOME PER SHARE BEFORE EXTRAORDINARY ITEM:
     Basic                              $     1.32        $      1.92         $     1.59
     Diluted                                  1.30               1.78               1.47
------------------------------------------------------------------------------------------

NET INCOME PER SHARE:
     Basic                              $     1.20        $      1.92        $      1.59
     Diluted                                  1.19               1.78               1.47
------------------------------------------------------------------------------------------


THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT
For the Years Ended September 27, 1998, September 28, 1997 and September 29,
1996

(IN THOUSANDS EXCEPT SHARE DATA)
                                                                                                    FOREIGN
                                                                         CAPITAL IN                 CURRENCY    UNAMORTIZED
                                                                 COMMON  EXCESS OF     RETAINED     TRANSLATION    STOCK    TREASURY
                                                                  STOCK     PAR        EARNINGS     GAIN (LOSS) COMPENSATION  STOCK
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, OCTOBER 1, 1995 ..................................   $     393   $  37,467   $ 285,880   $ (10,110)  $  (1,260)  $ (44,821)
   Issuance of 300,000 shares of treasury stock
    in connection with the purchase of a business .........        --         2,401        --          --          --         1,624
   Issuance of 30,000 shares of treasury stock
    and vesting of 146,901 shares under the
    restricted stock plan, less forfeitures of
    29,400 shares and less return of 33,654
    shares to treasury stock to satisfy
    recipients' individual income tax obligations .........        --           275        --          --          (275)       (670)
   Compensation under restricted stock plan ...............        --          --          --          --         1,248        --
   Issuance of 199,428 shares of treasury stock
    under the employee stock ownership plan ...............        --        (1,080)       --          --          --         1,080
   Shares to be issued in fiscal 1997 under the
    employee stock ownership plan .........................        --         1,858        --          --          --          --
   Issuance of 63,026 shares of treasury stock
    for options exercised .................................        --           247        --          --          --           483
   Other transactions including return of
    8,915 shares to treasury stock received
    as payment for options exercised ......................        --           (79)       --          --          --           (61)
   Foreign currency translation loss ......................        --          --          --        (1,878)       --          --
   Cash dividends ($.40 per share) ........................        --          --        (8,641)       --          --          --
   Net income .............................................        --          --        33,978        --          --          --
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, SEPTEMBER 29, 1996 ...............................         393      41,089     311,217     (11,988)       (287)    (42,365)
   Three-for-two stock split effected as a
    stock dividend ........................................         196        --          (196)       --          --          --
   Conversion of 3,306,423 shares of common stock
    for subordinated convertible debentures ...............          66      66,431        --          --          --          --
   Grant of 322,750 shares under the restricted
    stock plan ............................................        --         4,816        --          --        (6,587)      1,771
   Return of 38,270 shares to treasury stock to satisfy
    recipients individual tax obligations under
    the restricted stock plan .............................        --          --          --          --          --          (707)
   Compensation under restricted stock plan ...............        --          --          --          --         1,783        --
   Issuance of 129,761 shares of treasury stock
    under the employee stock ownership plan ...............        --          (710)       --          --          --           710
   Shares to be issued in fiscal 1998 under the
    employee stock ownership plan .........................        --         2,032        --          --          --          --
   Issuance of 367,577 shares of treasury stock
     for options exercised ................................        --         3,292        --          --          --         2,028
   Other transactions of 14,903 shares including
    return of 11,723 shares to treasury stock
    received as payment for options exercised .............        --           160        --          --          --          (267)
   Foreign currency translation gain ......................        --          --          --         2,384        --          --
   Cash dividends ($.42 per share) ........................        --          --        (9,603)       --          --          --
   Net income .............................................        --          --        43,238        --          --          --
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, SEPTEMBER 28,1997 ................................         655     117,110     344,656      (9,604)     (5,091)    (38,830)
   Grant of 58,000 shares under the restricted
    stock plan ............................................        --           765        --          --        (1,136)        371
   Vesting of 29,000 shares under the restricted
    stock plan, less return of 11,253 shares to
    treasury stock to satisfy recipients'
    individual tax obligations ............................        --          --          --          --          --          (256)
   Compensation under restricted stock plan ...............        --          --          --          --         1,468        --
   Issuance of 105,422 shares of treasury stock
    under the employee stock ownership plan ...............        --            64        --          --          --           619
   Issuance of 113,257 shares of treasury stock
    for options exercised for cash ........................        --           947        --          --          --           684
   Issuance of 5,625 shares of treasury stock for
        options exercised for stock .......................        --            52        --          --          --            30
   Other transactions including return of 4,809 shares
    treasury stock received as payment for
    options exercised .....................................        --           710        --          --          --           176
   Foreign currency translation gain ......................        --          --          --         2,027        --          --
   Purchases of 2,796,825 shares of treasury stock ........        --          --          --          --          --
   Cash dividends  ($.44 per share) .......................        --          --       (11,256)       --          --          --
   Net Income .............................................        --          --        30,206        --          --          --
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, SEPTEMBER 27, 1998 ...............................         $655   $119,648   $ 363,606   $  (7,577)  $  (4,759)  $ (86,396)
====================================================================================================================================

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 27, 1998, SEPTEMBER 28, 1997 AND SEPTEMBER 29, 1996

(IN THOUSANDS)
                                                                                       1998                1997              1996
------------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income ...............................................................         $  30,206          $  43,238          $  33,978
 Non-cash items included in net income:
   Depreciation and amortization ..........................................            63,951             59,561             55,389
   Unexpended Restructuring Costs .........................................             6,184               --                 --
   Extraordinary loss on debt extinguishment ..............................             4,356               --                 --
   Gain on disposition of property ........................................            (2,382)            (1,079)              (180)
   Loss on equity method investment .......................................              (371)              --                 --
   Minority interest in net income ........................................                97                467                206
   Deferred income taxes ..................................................             9,032             (1,728)             5,835
   Increase in cash surrender value of life insurance,
     net of policy loans ..................................................            (2,630)            (1,718)            (3,852)
   Compensation earned under restricted stock plan ........................             1,468              1,783              1,248
   Shares to be issued under employee
     stock ownership plan .................................................              --                2,032              1,858
 Changes in assets and liabilities:
   Receivables ............................................................             3,415              5,548            (13,277)
   Inventories ............................................................           (10,708)            (3,444)            (3,688)
   Other current assets ...................................................               278                211               (184)
   Accounts payable .......................................................            (1,345)            (5,283)            11,640
   Accrued liabilities ....................................................           (21,744)            12,138             (9,999)
 Other ....................................................................             1,640              2,244               (400)
------------------------------------------------------------------------------------------------------------------------------------
     Net cash provided by operating activities                                         81,447            113,970             78,574
------------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Additions to property ..................................................           (84,015)           (57,629)           (64,532)
   Proceeds from dispositions of property .................................             4,331              2,603              1,220
   Proceeds from sale of other assets .....................................            12,763              2,060               --
   (Increase) decrease in other assets ....................................            (4,009)                 5               (655)
   Purchases of businesses, net of cash acquired                                      (34,778)            (6,991)           (26,519)
   Investment in equity investee ..........................................            (3,500)              --                 --
------------------------------------------------------------------------------------------------------------------------------------
         Net cash used in investing activities                                       (109,208)           (59,952)           (90,486)
------------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Short-term borrowings (repayments), net ................................            48,804            (41,244)            42,667
   Payments of long-term debt .............................................           (88,010)           (16,108)           (68,138)
   Proceeds from issuance of long-term debt ...............................           135,235               --               58,777
   Payments arising from early extinguishment of debt                                  (3,896)              --                 --
   Cash dividends .........................................................           (11,256)            (9,603)            (8,641)
   Proceeds from exercise of common stock options                                       1,631              5,320                730
   Purchases of treasury stock ............................................           (49,190)              --                 --
------------------------------------------------------------------------------------------------------------------------------------
 Net cash provided by (used in) financing activities ......................            33,318            (61,635)            25,395
------------------------------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND
   CASH EQUIVALENTS .......................................................               541                518                  1

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS ......................             6,098             (7,099)            13,484
------------------------------------------------------------------------------------------------------------------------------------
BEGINNING CASH AND CASH EQUIVALENTS .......................................            24,349             31,448             17,964

ENDING CASH AND CASH EQUIVALENTS ..........................................         $  30,447          $  24,349          $  31,448
------------------------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
   Cash paid for interest .................................................         $  13,862          $  14,945          $  17,245
   Cash paid for income taxes .............................................            16,406             13,112              9,006

NONCASH INVESTING AND FINANCING ACTIVITIES:
   Conversion of 6% Subordinated Convertible
      Debentures to equity (including
      accrued interest)
                                                                                    $    --            $  66,497                 --
   Issuance of common stock:
      Under restricted stock plan .........................................             1,136              6,587                176
      For purchase of a business ..........................................              --                 --                4,025

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS EXCEPT SHARE DATA)

1. DESCRIPTION OF BUSINESS AND SUMMARY OF
   SIGNIFICANT ACCOUNTING POLICIES:

DESCRIPTION OF BUSINESS - Guilford Mills, Inc. (the "Company") is a fabric producer, which processes and sells warp knit, circular knit and woven velour fabric as well as lace. The Company sells its finished fabrics to customers who manufacture a broad range of apparel, automotive, specialty and home fashions products. The Company also cuts and sews lace fabrics into finished home fashions products which are sold directly to retailers. During 1998, 1997, and 1996 no single customer accounted for 10% or more of net sales.

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

RECLASSIFICATIONS - For comparative purposes, certain amounts in the 1997 and 1996 financial statements have been reclassified to conform with the 1998 presentation.

CASH EQUIVALENTS - All highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. The carrying amount of cash equivalents approximates fair value.

ACCOUNTS RECEIVABLE AND CONCENTRATION OF CREDIT RISK -The Company maintains credit insurance and uses factors as a means to reduce credit risk. Credit insurance is maintained covering $37,000 of certain outstanding accounts receivable. As of September 27, 1998 and September 28, 1997, approximately 11%, and 15%, respectively, of the Company's trade accounts receivable were factored on a non-recourse basis. The Company performs on-going credit evaluations of its non-factored customer's financial condition and generally does not require collateral from those customers. The Company competes primarily in the apparel, automotive, home fashions and specialty fabric markets and sells its products to a multitude of customers in numerous geographical locations throughout the world. There is no disproportionate concentration of risk.

Allowances for doubtful accounts were $9,450 and $9,488 at September 27, 1998 and September 28, 1997, respectively.

MINORITY INTEREST - Minority interest represents the minority stockholders' proportionate share of the equity of Grupo Ambar, S.A. de C.V. At September 27, 1998, the Company owned 95% of the capital stock of Grupo Ambar, S.A. de C.V. Minority interest is included in other non-current liabilities in the accompanying consolidated balance sheet.

INVENTORIES - Inventories are carried at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for approximately 53% of inventories in 1998 and approximately 55% of inventories in 1997. Cost for all other inventories has been determined principally by the first-in, first-out
(FIFO) method.

PROPERTY - Property is carried at cost, and depreciation is provided for financial reporting primarily on the straight-line method. Accelerated methods are used for income tax reporting purposes. Depreciation rates are reviewed annually and revised, if necessary, to reflect estimated remaining useful lives which range from three to thirty-five years.

GOODWILL AND INTANGIBLE ASSETS - Goodwill is amortized using the straight-line method over periods ranging from twenty to forty years. Goodwill amortization was $1,998 in fiscal 1998, $1,536 in fiscal 1997 and $1,251 in fiscal 1996. The Company reviews the carrying value of goodwill for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Measurement of any impairment would include a comparison of estimated future operating cash flows anticipated to be generated during the remaining life to the net carrying value of the asset.

INCOME TAXES - Deferred or prepaid income taxes are provided for differences in timing of expense and income recognition between income tax and financial reporting in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". United States income taxes are not provided on the earnings of foreign operations as those are intended to be permanently reinvested, or in the event earnings are repatriated, credits received in the United States for foreign income taxes previously paid will be available to substantially reduce the United States tax liability. Undistributed earnings of foreign operations were $30,574 at September 27, 1998 and $22,952 at September 28, 1997.

FOREIGN CURRENCY TRANSLATION - The financial statements of certain majority-owned foreign subsidiaries are translated into dollars at the year-end rate of exchange for asset and liability accounts and the average rate of exchange for income statement accounts. Resulting translation gains or losses are reflected in the foreign currency translation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

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

PER SHARE INFORMATION - The Company adopted SFAS No. 128, "Earnings Per Share", in fiscal 1998 and has restated prior period earnings per share data to conform to this Statement. Basic income per share information has been determined by dividing the respective net income amounts by the weighted average number of shares of common stock outstanding during the periods. Diluted income per share information also considers as applicable (i) the dilutive effect assuming that the Company's convertible debentures were converted at the beginning of the year, with earnings being increased by the interest expense, net of taxes, that would not have been incurred had conversion taken place at that time and (ii) an additional dilutive effect for stock options and shares issued under the restricted stock plan.

FINANCIAL INSTRUMENTS AND DERIVATIVES - The Company periodically uses derivative financial instruments for purposes other than trading and does so to reduce its exposure to fluctuations in interest rates and foreign currency exchange rates. Gains and losses on hedges of existing assets and liabilities are included in the carrying amounts of those assets or liabilities and are ultimately recognized in income. Gains and losses related to qualifying hedges of firm commitments or anticipated transactions are deferred and are recognized in income or as adjustments of carrying amounts when the hedged transaction occurs.

STOCK-BASED COMPENSATION - In accordance with SFAS No. 123, "Stock-Based Compensation," the Company has continued to measure compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees". Pro forma disclosures of net income and earnings per share are presented as if the fair value-based method prescribed by SFAS No. 123 had been applied in measuring compensation expense for the periods required by the Statement.

RECENT ACCOUNTING PRONOUNCEMENTS - In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income." This Statement establishes standards for the prominent reporting of the components of comprehensive income, which is the total of net income and other changes in equity that bypass net income. The Statement is effective for fiscal years beginning after December 15, 1997.

In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." This Statement establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. This Statement is effective for financial statements for periods beginning after December 15, 1997.

In February 1998, the Financial Accounting Standards Board issued SFAS No. 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits". This Statement revises employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of those plans. The Statement is effective for fiscal years beginning after December 15, 1997.

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This Statement establishes accounting and reporting stan dards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This Statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999.

The Company plans to adopt the provisions of these Statements in fiscal 1999, except for SFAS No. 133 which will be adopted in fiscal 2000. Management does not expect the impact of the adoption of these statements on the Company's financial position and results of operations to be material.

2. ACQUISITIONS:
GRUPO AMBAR - Effective June 27, 1997, the Company acquired an additional 20% ownership interest in Grupo Ambar, S.A. de C.V. ("Grupo Ambar") for approximately

$7,100. The acquisition increased the Company's ownership interest in Grupo Ambar from 75% to 95%. The purchase price was allocated to the fair market value of assets and liabilities acquired and excess purchase price over fair market value of underlying assets was allocated to goodwill. Grupo Ambar is a leading manufacturer of knit textile fabrics in Mexico.

HOFMANN LACES, LTD. AND AFFILIATES - On January 17, 1996, the Company acquired 100% of the outstanding capital stock of Hofmann Laces, Ltd., Raschel Fashions Interknitting, Ltd., and Curtains and Fabrics, Inc. (collectively "Hofmann Laces"). Hofmann Laces designs and produces lace fabrics for the intimate apparel, apparel and home fashions markets. It produces stretch knit fabrics for the apparel swimwear and intimate apparel markets. Additionally, it cuts and sews lace and other fabrics into finished home fashions products which are sold directly to retailers. The initial purchase price was comprised of cash of $45,480 and the issuance of 300,000 shares of the Company's common stock. The acquisition was accounted for using the purchase method of accounting. The excess of the initial purchase price over fair market value of the underlying assets of $7,575 was allocated to goodwill. In addition to the initial purchase price paid at the closing of the acquisition, the Company also agreed to pay additional consideration in accordance with a formula based on the Company's price-earnings' multiple and Hofmann Laces' performance through the end of calendar year 2000 (the "Contingent Payment"). During the 1998 fiscal year, the Company entered into an amendment to the Hofmann Purchase Agreement, pursuant to which the Company agreed to pay a fixed amount in lieu of a Contingent Payment. The Company paid the amount of $17,000 in February 1998 with the remaining $17,283 paid in October 1998. The $17,283 has been included in other non-current liabilities in the accompanying 1998 balance sheet as it will be funded through long-term debt.

The operating results of Hofmann Laces have been included in the consolidated statements of income from the date of acquisition. The unaudited pro forma results below assume the acquisition occurred at the beginning of the fiscal year ending September 29, 1996:

------------------------------------
                            1996
------------------------------------
Net Sales                 $848,985
Operating Income            73,682
Net Income                  34,386
-----------------------------------
Net Income per share:
   Basic                      1.61
   Diluted                    1.49
==================================

In management's opinion, the unaudited pro forma combined results of operations are not necessarily indicative of the actual results that would have occurred had the acquisition been consummated at the beginning of fiscal 1996 or of future operations of the combined companies under the ownership and management of the Company.

3. RESTRUCTURING CHARGES:
In September 1998, the Company commenced restructuring of two of its operations and recorded restructuring and impaired asset charges of $6,470. The restructuring plan provides for the closing of a yarn manufacturing facility, the downsizing of a product line-focused operation within the apparel market sector and the severance of approximately 300 associates. A reserve for severance costs of $2,849 and lease exit costs and other obligations of $113 was recorded as an accrued liability in fiscal 1998. Additionally, a charge of $3,508 was taken to reduce property to net realizable value at September 27, 1998. Severance costs of $286 were charged against the reserve in fiscal 1998. The Company intends to complete the restructuring plan during fiscal 1999.

4. INVENTORIES:
Inventories at September 27, 1998 and September 28, 1997 consist of the following:


--------------------------------------------------------------------------------
                                                            1998         1997
--------------------------------------------------------------------------------

Finished goods                                           $ 48,776       $ 53,404
Raw materials and work
     in process                                           112,275         98,499
Manufacturing supplies                                      8,811          8,758
--------------------------------------------------------------------------------
Total inventories valued at the lower
     of FIFO cost or market value                         169,862        160,661
Adjustments to reduce
     FIFO cost to LIFO cost, net                           16,856         18,763
--------------------------------------------------------------------------------
     Total inventories                                   $153,006       $141,898
================================================================================

5. PROPERTY:
Property at September 27,1998 and September 28, 1997 consists of the following:


--------------------------------------------------------------------------------
                                                            1998         1997
--------------------------------------------------------------------------------
Land                                                     $ 12,804       $ 11,541
Buildings                                                 115,144        107,357
Machinery and equipment                                   637,113        580,048
Construction in progress                                   19,112         19,231
--------------------------------------------------------------------------------
                                                          784,173        718,177
Less - Accumulated
     depreciation                                         457,232        409,654
--------------------------------------------------------------------------------
     Property, net                                       $326,941       $308,523
================================================================================

6. OTHER ASSETS:
Other assets at September 27, 1998 and September 28, 1997 consist of the following:


--------------------------------------------------------------------------------
                                                            1998           1997
--------------------------------------------------------------------------------
Goodwill                                                 $ 52,448       $ 19,336
Cash surrender value of life insurance                     34,549         43,433
Other                                                      13,610          9,887
--------------------------------------------------------------------------------
     Total  other assets                                 $100,607       $ 72,656
================================================================================

7. ACCRUED LIABILITIES:
Accrued liabilities at September 27, 1998 and September 28, 1997 consist of the following:


--------------------------------------------------------------------------------
                                                            1998          1997
--------------------------------------------------------------------------------
Payroll and related benefits                             $ 14,808       $ 22,596
Income taxes                                                  915         15,211
Property taxes                                              2,985          3,126
Plant restructuring                                         2,676           --
Other                                                      15,855         15,925
--------------------------------------------------------------------------------
   Total accrued liabilities                             $ 37,239       $ 56,858
================================================================================

8. SHORT-TERM BORROWINGS AND
   LONG-TERM DEBT:

The Company uses short-term bank borrowings with terms of six months or less to meet seasonal working capital needs. The maximum short-term borrowings during 1998, 1997, and 1996 were $82,918, $49,904, and $68,355 respectively; the average borrowings were $30,230, $37,363 and $25,586 respectively; and the weighted average interest rates were 7%, 7% and 9% (6%, 6% and 6% for U.S. borrowings), respectively. The Company has no compensating balance requirements.

Long-term debt at September 27, 1998 and September 28, 1997 consists of the following:

--------------------------------------------------------------------------------
                                                            1998           1997
--------------------------------------------------------------------------------
Senior, unsecured notes, repaid
   during 1998                                           $   --         $ 84,286
Uncommitted lines of credit, various
   maturities and interest rates                          125,000         58,777
Revolving line of credit, due in 2000,
   interest at 5.8%                                        50,000           --
Term loan with a Mexican
   bank at various due dates
   and a variable interest rate
   (47.6% at September 27, 1998)                            1,482          1,617
Other                                                       1,201          2,422
--------------------------------------------------------------------------------
                                                          177,683        147,102
Less -  Current maturities                                    811         12,542
--------------------------------------------------------------------------------
   Total                                                 $176,872       $134,560
================================================================================

During September 1998, the Company repaid all of the senior unsecured notes outstanding with $50,000 of borrowings under its $150,000 revolving line of credit facility and additional borrowings under uncommitted lines of credit. In connection with the repayment, the Company recorded $3,994 of pretax prepayment penalties and $362 of pretax accelerated amortization of loan costs as an extraordinary item. The income tax effect related to those charges was $1,416, with the net effect of the prepayment expenses ($2,940) reflected as an extraordinary item in the accompanying 1998 statement of income.

The total borrowings on the uncommitted lines of credit as of September 27, 1998 and September 28, 1997 were $125,000 and $58,777, respectively. Interest rates at September 27, 1998 ranged from 5.65% to 5.88% with a weighted average interest rate of 5.84%. Interest rates at September 28, 1997 ranged from 5.64% to 5.75% with a weighted average of 5.72%. These borrowings have been classified as long-term debt in the accompanying consolidated balance sheets as management has the ability and intent to refinance them through available long-term debt sources. As of September 27, 1998, the Company has additional availability under uncommitted bank lines of credit of $82,100 and has additional availability under its revolving line of credit of $100,000.

The Company anticipates closing a $145,000 private placement of senior, unsecured notes with three institutions in the first quarter of fiscal 1999. The notes will be payable in 10 years with a fixed rate coupon of 7.06%. The proceeds will be used to repay current borrowings on uncommitted bank lines with any remainder to repay a portion of the revolving credit facility.

The carrying value of the remaining short-term borrowings and long-term debt of the Company approximate the fair value for loans with similar terms.

Annual maturities of long-term debt for the next five years are, $811 in 1999, $31,131 in 2000, $494 in 2001, $247 in 2002 and $0 in 2003.

Under the terms of the Company's debt agreements, certain requirements and restrictions apply to future indebtedness, stockholders' investment, and tangible net worth. As of September 27, 1998, the Company was in compliance with all covenants under its debt agreements.

9. FINANCIAL INSTRUMENTS:
During August 1998, the Company entered into two treasury lock agreements, which terminate on January 8, 1999, with two financial institutions to provide interest rate protection related to the anticipated debt transaction described in Note 8. The transaction is expected to close during the first quarter of fiscal 1999. At September 27, 1998, the Company had treasury lock agreements in place that effectively fix the 10 year U.S. Treasury component of the interest rate at 5.437% on a notional amount of $57,500 and at 5.435% on a notional amount of $30,000. As of September 27, 1998, the treasury lock agreements had an inherent loss of $6,181, which has been deferred until the completion of the anticipated transaction. These treasury lock agreements were terminated in November 1998, resulting in a payment of $4,366, which will be amortized as additional interest expense over the period of the related debt.

10. INCOME TAXES:

The net deferred income tax liability at September 27, 1998 and September 28, 1997 is comprised of the following:


-------------------------------------------------------------------------------
                                                           1998          1997
-------------------------------------------------------------------------------
Assets                                                   $ 25,286      $ 27,575
Liabilities                                               (50,103)      (43,497)
--------------------------------------------------------------------------------
     Total                                               $(24,817)     $(15,922)
================================================================================

No valuation allowances against deferred income tax assets were recorded at September 27, 1998 or September 28, 1997.

Temporary differences and carryforwards which gave rise to significant deferred income tax assets (liabilities) as of September 27, 1998 and September 28, 1997 were as follows:

-------------------------------------------------------------------------------
                                                             1998          1997
-------------------------------------------------------------------------------

Current prepaid (deferred) income taxes:
Income tax credit carry-forwards
   (expire 2005-2010)                                    $  3,222     $   4,750
Inventory valuation differences                            (3,302)       (2,481)
Allowances for doubtful accounts                            2,056         2,721
Prepaid healthcare costs                                     (446)         (764)
Accrued expenses not currently
   deductible for tax                                       2,795         2,228
Restructuring accruals                                      1,058          --
Accrued environmental expenses                                396           396
Other, net                                                    479           252
-------------------------------------------------------------------------------
Total current prepaid
   income taxes                                          $  6,258      $  7,102
===============================================================================
Long-term prepaid (deferred) income taxes:
Property                                                 $(39,175)     $(36,654)
Accrued pension and other
   employee benefits                                        7,619         8,327
Alternative minimum and other
   tax credit carryforwards
   (no expiration)                                          3,843         5,811
Accrued environmental expenses                              1,460         1,469
Investments in limited partnerships                        (2,644)       (2,299)
Goodwill amortization                                      (2,284)         (297)
Other, net                                                    106           619
-------------------------------------------------------------------------------
Total long-term deferred
   income taxes                                          $(31,075)     $(23,024)
===============================================================================


The income tax provision consists of the following elements:

--------------------------------------------------------------------------------
                                           1998           1997             1996
--------------------------------------------------------------------------------
Currently payable:
   U.S. Federal                        $  4,499         $15,803          $ 5,932
   State                                    823           2,338            1,539
   Foreign                                1,606           6,159            3,685
Deferred payable:
   U.S. Federal                           6,115          (1,826)           4,860
   State                                    795             434              722
   Foreign                                2,122            (336)             253
--------------------------------------------------------------------------------
         Total                         $ 15,960        $ 22,572         $ 16,991
================================================================================






The income tax provision as a percentage of pre-tax income differs from the statutory U.S. Federal rate for the following reasons:

-------------------------------------------------------------------------------
                                                    1998        1997        1996
-------------------------------------------------------------------------------

Statutory U.S. Federal
   income tax rate                                  35.0%       35.0%      35.0%
State income taxes, net of
   Federal Income tax reduction                      2.1         2.9        2.7


Tax credits                                         (3.0)       (2.9)      (3.8)
Other                                               (1.6)       (0.7)      (0.6)
-------------------------------------------------------------------------------
Effective income tax rate                           32.5%       34.3%      33.3%
================================================================================


11. BENEFIT PLANS:

Guilford Mills, Inc. has a noncontributory defined benefit plan for the majority of its hourly employees. Gold Mills, Inc., a wholly-owned subsidiary, also has a non-contributory defined benefit plan and a multi-employer pension plan covering the majority of its employees. The financial status of the domestic defined benefit plans at September 27, 1998, and September 28, 1997 is as follows:

-------------------------------------------------------------------------------
                                                           1998          1997
-------------------------------------------------------------------------------
Fair value of plan assets, primarily
   marketable securities, short-term
   investment funds and
   insurance company contracts                           $ 26,361      $ 22,605
-------------------------------------------------------------------------------
Accumulated benefit
   obligation, including vested
   benefits of $28,163 and $24,330                         26,432        24,939
Additional benefits based on
   estimated future salary levels                           1,937         2,188
-------------------------------------------------------------------------------
Projected benefit obligation                               28,369        27,127
-------------------------------------------------------------------------------
Projected benefit obligation
   in excess of plan assets                                (2,008)
Unrecognized net loss                                       3,821         4,824
Unrecognized net transitional
   asset                                                   (2,058)       (2,184)
Adjustment to recognize minimum
   liability                                                 (140)         (658)
-------------------------------------------------------------------------------
Accrued pension liability                                $   (385)     $ (2,540)
===============================================================================


The projected benefit obligation has been determined for 1998 and 1997 using an assumed discount rate of 7.0% and 7.25%, respectively, and an assumed long-term rate of salary progression of 4%. The assumed long-term rate of return on plan assets is 9%.

Guilford Europe Limited, a wholly-owned subsidiary, has a defined benefit pension plan with a projected benefit obligation of $18,563 and net assets available for plan benefits of $19,070 as of December 31, 1997. The present value of plan benefits for Guilford Europe Limited was determined using an assumed discount rate of 6.5% and an assumed long-term rate of salary progression of 4.5%. The assumed long-term rate of return on plan assets was 9.5%.


Pension expense includes the following components:

                          -------------------------------
                             1998       1997       1996
                          -------------------------------
Domestic defined
   benefit plans:
   Service cost --
     benefits earned
     during the period     $ 1,342    $ 1,254    $ 1,170
   Interest on projected
     benefit obligation      1,915      1,781      1,618
   Actual return on
     plan assets              (843)    (1,903)    (1,760)
   Net amortization
     and deferral           (1,512)        56        106
---------------------------------------------------------
                               902      1,188      1,134


Domestic multi-
   employer plan               270        264        257
Foreign defined
   benefit plan                582        567        478
---------------------------------------------------------
     Total                 $ 1,754    $ 2,019    $ 1,869
===============================================================================

The Company maintains defined contribution plans for certain officers and salaried employees. Contributions under these plans are determined by the Board of Directors. During 1998, 1997 and 1996, the provisions under the defined contribution plans were $2,733, $2,381, and $2,626, respectively.

The Company also maintains deferred compensation plans for certain officers and salaried employees. These plans are being provided for currently. During 1998, 1997 and 1996, the provisions under these plans were $2,310, $2,167, and $1,828, respectively. The liability for deferred compensation was $17,899 at September 27, 1998 and $17,448 at September 28, 1997 and is included in other non-current liabilities in the accompanying balance sheets.

Insurance policies are maintained to fund the deferred compensation plans and other benefits to senior management such as life insurance and defined benefit plans, and for keyman coverage.

12. CAPITAL STOCK AND STOCK COMPENSATION:
The Company has authorized the issuance of 2,500,000 shares of common stock under a stock option plan for key employees and directors of which 393,807 are available for grant. Options granted may be either incentive stock options or non-qualified options. Under the terms of the plan, the purchase price of shares subject to each incentive option granted will not be less than the fair market value at the date of grant. Outstanding incentive options are exercisable over either a three or eight year period commencing two years after the date of grant. Outstanding non-qualified options are exercisable over either a five to ten year period commencing on the date of grant or two years after the date of grant. Option activity under the plans is as follows:



-------------------------------------------------------------------------------

                                     NUMBER OF                          AVERAGE
                                      SHARES       EXERCISE PRICE       EXERCISE
                                   UNDER OPTION      PER SHARE       PRICE PER SHARE
-------------------------------------------------------------------------------
Balance, October 1, 1995              939,026      $6.22 to 16.33     $   14.68
Granted                                73,125               14.87         14.87
Exercised                             (63,026)      6.22 to 15.50         14.60
Forfeited                             (76,749)      6.22 to 16.25         13.99
--------------------------------------------------------------------------------
Balance, September 29, 1996           872,376      12.44 to 16.33         14.76
Granted                               909,350      17.21 to 23.70         20.22
Exercised                            (367,577)     12.44 to 16.33         14.74
Forfeited                             (39,246)     13.87 to 15.50         14.55
--------------------------------------------------------------------------------
Balance, September 28, 1997         1,374,903      13.46 to 23.70         18.11
Granted                               372,625      19.53 to 27.59         20.84
Exercised                            (118,882)     13.46 to 18.37         14.24
Forfeited                             (62,155)     13.87 to 19.75         16.88
--------------------------------------------------------------------------------
Balance, September 27, 1998         1,566,491     $13.46 to 27.59     $   19.00
================================================================================

These options expire at various dates through fiscal 2008. The weighted average remaining contractual life of the options outstanding at September 27, 1998 was 7 years. Incentive options exercisable at September 27, 1998 and September 28, 1997 were 33,161 and 23,171, respectively. Non-qualified options exercisable at September 27, 1998 and September 28, 1997 were 200,625 and 186,500,
respectively.The average exercise price on the incentive options exercisable is $13.87 and on the non-qualified options exercisable is $15.91. The weighted average fair market value of the Company's common stock at the date of grant was $20.84, $19.62 and $14.87 for grants made in fiscal 1998, 1997 and 1996, respectively.

The Company has elected to continue to account for stock option grants under APB Opinion No. 25 and is required to provide pro forma disclosures of what net income and earnings per share ("EPS") would have been had the Company adopted the new fair value method for recognition purposes under SFAS No. 123. The following information is presented as if the Company had adopted SFAS No. 123 and restated its results (in thousands, except per share data):

-------------------------------------------------------------------------------
                                                1998          1997         1996
-------------------------------------------------------------------------------
Income Before Extraordinary Item:
     As reported                            $   33,146   $   43,238   $   33,978
     Pro Forma                              $   32,272   $   42,902   $   33,924
--------------------------------------------------------------------------------
Net Income:
     As reported                            $   30,206   $   43,239   $   33,978
     Pro Forma                              $   29,332   $   42,902   $   33,924
--------------------------------------------------------------------------------
Basic EPS Before Extraordinary Item:
     As reported                            $     1.32   $     1.92   $     1.59
     Pro Forma                              $     1.28   $     1.91   $     1.59
--------------------------------------------------------------------------------
Diluted EPS Before Extraordinary Item:
     As reported                            $     1.30   $     1.78   $     1.47
     Pro Forma                              $     1.27   $     1.77   $     1.47
--------------------------------------------------------------------------------
Basic EPS:
     As reported                            $     1.20   $     1.92   $     1.59
     Pro Forma                              $     1.17   $     1.91   $     1.59
--------------------------------------------------------------------------------
Diluted EPS:
    As reported                             $     1.19   $     1.78   $     1.47
    Pro Forma                               $     1.15   $     1.77   $     1.47
--------------------------------------------------------------------------------

For the above information, the fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in fiscal 1998, 1997 and 1996: (i) expected volatility ranging from 20 to 25%, (ii) expected lives ranging from 4 to 7 years, (iii) risk free interest rates ranging from 5.5% to 6.7% and (iv) an expected dividend yield of 1.8% to 2.2%. The weighted average calculated value in excess of the grant value of an option granted during fiscal 1998, 1997, and 1996 under the Black-Scholes model was $6.36, $5.00, and $3.02, respectively. Because SFAS No. 123 method of accounting has not been applied to options granted prior to October 2, 1995, the above pro forma amounts may not be representative of the estimated compensation costs to be expected in future years.


The Company has authorized 2,250,000 shares of common stock for the 1989 Restricted Stock Plan, which covers certain key salaried employees, of which 1,188,850 are available for grant at September 27, 1998. A total of 334,200 shares were outstanding (held in trust) under the plan at September 27, 1998. These shares carry voting and dividend rights; however, sale of the shares is restricted prior to vesting. Of the 58,000 shares granted in fiscal year 1998, 40,000 vest evenly over a three year period commencing September 30, 1998 and 18,000 vest evenly over a four year period commencing May 27, 2001, subject generally to continued employment. Of the 322,750 shares granted in fiscal year 1997, 20% vested on the date of grant. The remaining 80% of the grant vests over a four year period (20% annually) commencing on the fourth anniversary of the grant date, subject to continued employment. Shares granted prior to fiscal 1997 vest evenly over three years, subject to continued employment. Dividend payments are made to an escrow account. The accrual for shares issued under the plan is recorded at fair market value on the date of grant with a corresponding charge to stockholders' investment representing the unearned portion of the award. The unearned portion is being amortized as compensation expense on a straight-line basis over the related vesting period. Compensation expense totaled $1,468, $1,783 and $1,248 during 1998, 1997, and 1996, respectively.


The Company has an employee stock ownership plan which covers the majority of U.S. full-time employees who have completed one year of service. Annual awards are based upon the approval of the Board of Directors and are tied to targeted earnings levels achieved during the year. Prior to fiscal 1997, 100% of the awards were made to the plan in the form of the Company's common stock or in cash which was used to purchase shares of the Company's common stock. Employee rights to the stock vested over a seven-year period. Effective October 1, 1996, for the 1997 fiscal year, employees were immediately vested in 50% of the annual award and could elect to receive the 50% vested portion in cash or as a common stock contribution to the plan. The remaining 50% of the award is made to the plan in the form of the Company's common stock or in cash which is used to purchase the Company's common stock. Employee rights to this portion of the award vest over a seven year period. Vested shares are payable at retirement, death or disability, or termination of employment. Shares of common stock in the plan carry normal voting and dividend rights. Compensation expense for the plan for 1998, 1997 and 1996 was $0, $4,063, and $1,858, respectively. The related obligation at September 28, 1997 was included in capital in excess of par and current liabilities for the estimated amount to be awarded.


In June and September 1998, the Company's Board of Directors authorized the repurchase of up to an aggregate of 3,500,000 shares of the Company's stock. As of September 27, 1998, the Company had repurchased 2,535,200 shares at an average price of $16.40. The Company's repurchases of shares were recorded as treasury stock and resulted in a reduction in stockholders' equity. The Company has an agreement with three of its directors whereby the Company may exercise a first right of refusal on the disposition of shares. Pursuant to these agreements, the Company repurchased an additional 261,625 shares in fiscal 1998, at an average price of $27.75, which equaled the fair market value at the dates of the transactions.

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


On June 25, 1997, the Company issued a call for the redemption of the Company's outstanding 6.0% Convertible Subordinated Debentures. Holders had the right to convert debentures into shares of common stock through July 29, 1997 at $19.67 per share. Of the $66,180 debentures outstanding, $65,039 or 98.3% were converted to common stock. This conversion resulted in the issuance of 3,306,423 shares of common stock that had been previously reserved for such issuance.

The Company has an agreement with two of its directors whereby the Company will, in the event of their death prior to June 22, 1999, purchase common stock of the Company owned by the two directors in the amounts of $5,000 and $4,000 respectively. The number of shares purchased will be based on the average market value of the stock for a 20-day period preceding the date of death.

In 1990, the Board of Directors declared a dividend of one preferred stock purchase right on each outstanding share of the Company's common stock. If the rights become exercisable, separate certificates evidencing the rights will be distributed and each right will entitle the holder to purchase from the Company a new series of preferred stock at a pre-defined price. The rights also contain an option to purchase shares in a change of control situation. The preferred stock, in addition to a preferred dividend and liquidation right, will entitle the holder to vote on a pro rata basis with the Company's common stock. The rights are not exercisable until either certain changes in ownership of the Company occur or an announcement of a tender offer for at least 30% of the Company's common stock is made. The rights are redeemable by the Company at a fixed price until 10 days, or longer as determined by the Board, after the occurrence of certain defined events or at any time prior to the expiration of the rights on August 23, 2000 if such events do not occur. As of September 27, 1998, the Company had reserved 300,000 preferred shares as issuable pursuant to these rights. At the present time, the rights have no dilutive effect on the earnings per share calculation.

13.  COMMITMENTS AND CONTINGENCIES:
The Company leases certain of its manufacturing and office facilities and equipment under non-cancelable operating leases with remaining terms of up to 27 years. Rent expense under these leases was $6,337 in 1998, $5,055 in 1997, and $5,404 in 1996. At September 27, 1998, future minimum rental payments applicable to these leases are $6,276 in 1999, $4,767 in 2000, $3,050 in 2001, $1,903 in
2002, $986 in 2003 and $20,038 thereafter.

Three purported class action lawsuits have been filed on behalf of purchasers of the Company's common stock against the Company and certain of its officers and directors. These lawsuits purport to allege claims under Section 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder, in connection with the Company's public disclosure of accounting irregularities at the Hofmann Laces unit in fiscal year 1998. Specifically, the actions allege that, during the class period (January 20, 1998 through October 26, 1998), defendants materially misrepresented the Company's financial condition and overstated the Company's reported earnings. No specific amount of damages is sought in these complaints. The Company intends to vigorously defend the lawsuits. It is management's opinion, based upon the facts presently known, that the final resolution of these matters will not have a material adverse effect on the Company's financial position or future results of operations.

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

During the fourth quarter of 1992, the Company also received a Notice of Violation from the North Carolina Division of Environmental Management concerning ground water contamination on or near one of its North Carolina facilities. The Company voluntarily agreed to allow the installation of monitoring wells at the site, but denies that such contaminants originated from the Company's operations or property. An additional pre-tax charge of $1,250 was provided in the fourth quarter of fiscal 1992 to reflect the estimated future costs of this monitoring and other environmental matters including the removal of underground storage tanks at the Company's facilities. The Company has removed substantially all underground storage tanks at its facilities. At September 27, 1998, environmental accruals amounted to $5,043 of which $4,043 is non-current and is included in other deferred liabilities in the accompanying balance sheet.

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

14. GEOGRAPHIC INFORMATION:
The accompanying financial statements include the following amounts related to the operations of the Company's subsidiaries in Europe and Mexico:



----------------------------------------------------------------------------------------------------------------
                                                                  1998                1997                1996
----------------------------------------------------------------------------------------------------------------
Net sales to unaffiliated customers:
     United States                                             $ 716,687           $ 707,991           $ 665,727
     United Kingdom                                              126,067             136,962             122,300
     Mexico                                                       51,780              49,756              42,293
----------------------------------------------------------------------------------------------------------------
       Total net sales                                         $ 894,534           $ 894,709           $ 830,320
----------------------------------------------------------------------------------------------------------------
Transfers between geographic areas
  (eliminated in consolidation):
     United States                                             $   3,227           $   3,232           $   4,257
     United Kingdom                                                   26                  52                 137
     Mexico                                                          221                 256                 582
----------------------------------------------------------------------------------------------------------------
       Total transfers                                         $   3,474           $   3,540           $   4,976
----------------------------------------------------------------------------------------------------------------
Operating income:
     United States                                             $  52,124           $  68,004           $  57,750
     United Kingdom                                                7,332              13,453               9,752
     Mexico                                                        3,656               5,152               4,124
Other expenses                                                    14,006              20,799              20,657
----------------------------------------------------------------------------------------------------------------
     Income before
     income taxes                                              $  49,106           $  65,810           $  50,969
----------------------------------------------------------------------------------------------------------------
Identifiable assets:
     United States                                             $ 740,167           $ 674,651           $ 695,294
     United Kingdom                                               92,511              87,911              89,019
     Mexico                                                       36,999              32,920              26,237
     Eliminations                                                (80,220)            (65,686)            (81,720)
----------------------------------------------------------------------------------------------------------------
       Total assets                                            $ 789,457           $ 729,796           $ 728,830
----------------------------------------------------------------------------------------------------------------

15. EARNINGS PER SHARE:
The following table reconciles basic and diluted earnings per share:


------------------------------------------------------------------------------------------------------------------------------------
                                                                   Income Before        EPS Before                         Earnings
                                                      Shares       Extraordinary      Extraordinary          Net              per
                                                                        Item                Item           Income            Share
------------------------------------------------------------------------------------------------------------------------------------
1998:
Basic EPS                                           25,134,000       $   33,146       $         1.32    $   30,206       $      1.20
                                                                                       =============                      ==========

Add  effect of dilutive securities:
Options and Restricted Stock                           343,000             --                                  --
6% Convertible Debt                                       --               --                                  --
                                                    ---------------------------                          ---------

Diluted EPS                                         25,477,000       $   33,146       $         1.30    $   30,206       $      1.19
------------------------------------------------------------------------------------------------------------------------------------
1997:
Basic EPS                                           22,470,000       $   43,238       $         1.92    $   43,238       $      1.92
                                                                                       =============                      ==========
Add  effect of dilutive securities:
Options and Restricted  Stock                          176,000             --                                  --


6% Convertible Debt                                  2,801,000            2,170                              2,170
                                                    ---------------------------                          ---------
Diluted EPS                                         25,447,000       $   45,408       $         1.78    $   45,408       $      1.78
------------------------------------------------------------------------------------------------------------------------------------
1996:
Basic EPS                                           21,320,000       $   33,978       $         1.59    $   33,978       $      1.59
                                                                                       =============                      ==========
Add  effect of dilutive securities:
Options and Restricted Stock                            52,000             --                                                    --
6% Convertible Debt                                  3,365,000            2,376                              2,376
                                                    ---------------------------                          ---------
Diluted EPS                                         24,737,000       $   36,354       $         1.47    $   36,354       $      1.47
====================================================================================================================================


16. SUMMARY OF QUARTERLY EARNINGS (UNAUDITED):
The following table reflects restated quarterly earnings amounts for fiscal 1998. As publicly announced on October 26, 1998, the Company uncovered potential accounting irregularities related to inappropriate reductions of certain material costs and a corresponding understatement of accounts payable amounts at its Hofmann Laces unit. As a result, the Audit Committee of the Company's Board of Directors ("Audit Committee") engaged Weil, Gotshal & Manges LLP ("Weil Gotshal") as special legal counsel and Weil Gotshal engaged Arthur Andersen LLP ("Andersen") to perform an independent investigation into these potential accounting irregularities. On November 24, 1998, the Company announced that the Audit Committee, assisted by Weil Gotshal and Andersen, had completed an investigation of the financial impact of the accounting irregularities at the Hofmann Laces unit. As a result of the findings of this investigation, the Company has restated its previously reported financial results for the first three quarters of the fiscal year ended September 27, 1998. These restatements are explained in detail in the Company's 10-Q/A's filed with the Securities and Exchange Commission on December 7, 1998 for the quarters ended December 28, 1997, March 29, 1998 and June 28, 1998.

------------------------------------------------------------------------------------------------------------------------------------
                                                                    FIRST              SECOND              THIRD            FOURTH
------------------------------------------------------------------------------------------------------------------------------------
1998 QUARTER:
Net sales                                                          $213,377           $228,448           $232,768           $219,941
Gross profit                                                         38,001             41,657             46,462             41,196
Income Before
   Extraordinary Item                                                 6,491              9,253             12,846              4,556
Net Income                                                            6,491              9,253             12,846              1,616
------------------------------------------------------------------------------------------------------------------------------------
Income per share
  Before Extraordinary Item:
  Basic                                                                 .26                .36                .50                .19
  Diluted                                                               .25                .36                .49                .19
------------------------------------------------------------------------------------------------------------------------------------
Net Income per share:
  Basic                                                                 .26                .36                .50                .07
  Diluted                                                               .25                .36                .49                .07
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

1997 QUARTER:
Net sales                                                          $210,863           $219,144           $238,358           $226,344
Gross profit                                                         37,849             41,047             51,110             51,560
Net Income                                                            5,409              7,475             14,543             15,811
------------------------------------------------------------------------------------------------------------------------------------
Net Income per share:
 Basic                                                                  .25                .34                .67                .65
 Diluted                                                                .24                .32                .59                .62
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

1996 QUARTER:
Net sales                                                          $174,185           $207,097           $232,202           $216,836
Gross profit                                                         27,599             33,376             45,068             48,013
Net Income                                                            2,748              5,882             12,640             12,708
------------------------------------------------------------------------------------------------------------------------------------
Net Income per share:
 Basic                                                                  .13                .28                .58                .59
 Diluted                                                                .13                .26                .53                .53
------------------------------------------------------------------------------------------------------------------------------------

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Guilford Mills, Inc.:

We have audited the accompanying consolidated balance sheets of Guilford Mills, Inc. (a Delaware corporation) and subsidiaries as of September 27, 1998 and September 28, 1997, and the related consolidated statements of income, stockholders' investment and cash flows for each of the three years in the period ended September 27, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Guilford Mills, Inc. and subsidiaries as of September 27, 1998 and September 28, 1997 and the results of their operations and their cash flows for each of the three years in the period ended September 27, 1998, in conformity with generally accepted accounting principles.

/s/ Arthur Andersen LLP

Arthur Andersen LLP
Greensboro, North Carolina,
November 24, 1998.

--------------------------------------------------------------------------------
STATEMENT OF MANAGEMENT'S RESPONSIBILITY

The management of Guilford Mills, Inc. has the responsibility for the preparation of all information contained in the Annual Report. The financial statements, including footnotes, have been prepared in accordance with generally accepted account ing principles appropriate in the circumstances and include amounts based on the best judgment of management.

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

/s/ Terrence E. Geremski

Terrence E. Geremski
Executive Vice President/Chief Financial Officer

COMMON STOCK MARKET PRICES AND DIVIDENDS

FISCAL 1998
--------------------------------------------------------------------------------
 QUARTER                   HIGH                 LOW             DIVIDENDS
--------------------------------------------------------------------------------
 First                   $ 28  1/4           $  23 1/ 8                 $ .11
 Second                    29  1/4              25                        .11
 Third                     29  5/8              18 1/2                    .11
 Fourth                    21  5/8              13 3/4                    .11
                                                                          ---

              Year       $ 29  5/8           $  13 3/4                  $ .44
                                                                          ---


FISCAL 1997
--------------------------------------------------------------------------------
 QUARTER                    HIGH                  LOW                 DIVIDENDS
--------------------------------------------------------------------------------
 First                   $ 18 5 /32          $  14 27/32                $ .10
 Second                    20 21/32             17 1/4                    .10
 Third                     20  1/2              18 1/8                    .11
 Fourth                    25  3/4              20 3/8                    .11
                                                                          ---

                   Year  $ 25  3/4           $  14 27/32                $ .42
                                                                          ---


 FISCAL 1996
--------------------------------------------------------------------------------
 QUARTER                    HIGH                  LOW            DIVIDENDS
--------------------------------------------------------------------------------
 First                   $ 16  5/32          $  13 11/32          $ .10
 Second                    16 11/32             13                  .10
 Third                     16  3/4              14  3/32            .10
 Fourth                    17  3/32             14 3/4              .10
                                                                  -----

                   Year  $ 17 3/32           $  13                $ .40
                                                                  -----




THE HIGH AND LOW STOCK MARKET PRICES ARE AS REPORTED UNDER THE TICKER SYMBOL "GFD" ON THE NEW YORK STOCK EXCHANGE WHICH IS THE PRINCIPAL MARKET FOR THE COMPANY'S COMMON STOCK. ON DECEMBER 4, 1998 THERE WERE 435 STOCKHOLDERS OF RECORD.

BASED ON CONTINUED FAVORABLE FUTURE OPERATIONS AND THE PRESENT LEVEL OF AVAILABLE RETAINED EARNINGS, MANAGEMENT ANTICIPATES CONTINUING ITS CURRENT DIVIDEND POLICIES.