Form 10-K, Exhibit 13
period 1999-10-03
GUILFORD MILLS INC
filed 1999-12-22
CIK 44471

Exhibit 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


GENERAL


Guilford Mills, Inc. produces fabrics using a broad range of technologies for a variety of customers and markets. It is the largest warp knitter in the world and a leader in technological advances in textiles. The Company has identified four segments in which it operates: Automotive, Apparel, Home Fashions and Other.

The Apparel segment fabrics are used predominantly in women's shapewear, swimwear, ready-to-wear and intimate apparel garments. Other uses include sleepwear, team sportswear and linings.

Fabrics produced in the Automotive segment are sold to original equipment manufacturers (OEMs) and their suppliers. These fabrics are fabricated into the seats and headliners of passenger cars, sports utility vehicles, conversion vans and light and heavy trucks.

The Home Fashions segment produces upholstery fabrics for office and residential furniture, mattress ticking and for window treatment applications. This segment also includes sales to retailers of knit and/or lace comforters, window curtains, sheets, shower curtains, pillowcases and bedskirts.

The remainder of Guilford's fabrics are sold for use in a broad range of industrial/specialty products and are included in the Other segment. The Company's fibers operations are also included in this segment.

Goods are manufactured principally in the United States, the United Kingdom, Mexico and Brazil. Approximately 80% of the Company's net sales originate from the United States. Guilford's foreign operations are subject to fluctuations in foreign exchange rates that affect the Company's operating results and financial position due to translation gains and losses recognized in converting such activity to local currency and to U.S. dollars. During fiscal 1999, the British pound strengthened against the Euro and resulted in a 10% reduction in the U.K.'s foreign currency denominated sales. Effective January 1, 1999, the Mexican economy was no longer considered "highly inflationary" for financial reporting purposes because the cumulative Mexican inflation rate for the immediately preceding three years fell below 100%. As a result, under Statement of Financial Accounting Standards (SFAS) No. 52, "Foreign Currency Translation", the functional currency for translating the balance sheet and the results of operations of the Company's Mexican operation, Grupo Ambar S.A. de C.V. ("Grupo Ambar"), returned to the Mexican peso from the U.S. dollar. Translation adjustments appear as part of accumulated other comprehensive loss in the stockholders' investment section on the balance sheets and are not in the results of operations. For the period from January 1997 to January 1999, while Mexico was considered highly inflationary, the U.S. dollar was used as the functional currency for translating the balance sheet and results of operations. Under this method of accounting, foreign currency translation gains and losses were recognized in the results of operations.


RESULTS OF OPERATIONS


1999 COMPARED TO 1998 - Consolidated sales for fiscal 1999 were $856.8 million, a decrease of 4.2% from fiscal 1998's $894.5 million. Increased sales in the Automotive segment were more than offset by sales declines in all the other segments, particularly in the Home Fashions segment.

The Automotive segment accounted for 42.2% of consolidated net sales in fiscal 1999, up from 37.8% in fiscal 1998. Sales in this segment were $361.3 million and increased 6.8% over fiscal 1998. This primarily resulted from the increase in the U.S. car build in fiscal 1999 to 16.9 million units compared to car build in fiscal 1998 of 15.4 million units. While Guilford maintained its U.S. market share of the headliner business, the higher car build and the Company's growth in value-added, cut-to-size parts resulted in increased sales over the prior year. Additionally, penetration into the New Domestics OEMs allowed Guilford to gain bodycloth market share in the overall U.S. vehicle market. Although domestic operations were strong in fiscal 1999, sales in the U.K. and Mexico decreased from prior year. Sales by the U.K. operations fell 14.1% due to the loss of market share of one of the Company's major customers and lower build levels of another major customer. Automotive fabric sales in Mexico fell by more than 50% due to the loss of a major customer program that was returned to Guilford late in the fourth quarter of fiscal 1999. Sales in Brazil were slow to start due to the economic environment and therefore, contributed minimally in fiscal 1999.

Apparel segment sales decreased 1.1% to $336.5 million in fiscal 1999 from $340.2 million in fiscal 1998 and accounted for 39.3% of consolidated net sales. Increased sales in intimate apparel, swimwear and ready-to-wear were more than offset by decreased sales of commodity fabrics. Intimate apparel fabric sales continued to grow in fiscal 1999 due to the Company's strong position with the major branded retailers and their success at the retail level. Swimwear fabric sales increased as a result of increased retail sales due to the warmer weather and the recent insolvency and change in ownership of a competitor. While ready-to-wear fabric sales increased modestly during fiscal 1999, this sector has been impacted by warp knit garment imports from Asia. Sales declines in the Company's commodity fabrics were also substantially due to Asian imports. However, the recent Chapter 11 filing of a major lining customer as well as changing consumer lifestyles also contributed to the decline in commodity fabric sales.

The Home Fashions segment accounted for 13.0% of consolidated net sales in fiscal 1999 and sales decreased 26.6% from fiscal 1998. Sales for fiscal 1999 were $111.5 million versus $151.9 million in fiscal 1998. This segment was particularly impacted by foreign imports, which caused the Company to exit the circular knit sheeting business in fiscal 1999. These imports also had an adverse affect on sales of lace window curtains. Upholstery fabric and mattress ticking fabric sales declined in fiscal 1999 and were only partially offset by an increase in domestics fabric sales.

Sales in the segment identified as Other fell 26.0% to $47.5 million from $64.2 million in fiscal 1998. The Other segment represented 5.5% of consolidated net sales in fiscal 1999. The Company's decision to exit the nylon fiber business at the end of fiscal 1998 and the decline in sales of hook and loop closure systems contributed to the sales decline. The Company's sales of hook and loop closure systems were impacted by a customer's decision to replace Guilford's fabric with fabric from a regional European supplier.

Gross margin decreased to $135.9 million or 15.9% of net sales from last year's $169.4 million or 18.9% of net sales. The single most significant impact to margin was the volume decline in the Home Fashions segment. The sheeting and window curtains volume decreases dramatically affected three of Guilford's operations as both products were internally knit, finished, cut and sewn in Guilford facilities. This vertical integration in the Home Fashions segment, which contributed so dramatically to performance in fiscal 1998, eroded fiscal 1999 results by $19.9 million. Additionally, profit was impacted by volume declines in commodity apparel, industrial products and the U.K. and Mexican automotive businesses. The Company has reduced fixed costs in several of its facilities to partially offset the impact of volume declines. Apparel segment volume declines were also somewhat offset by a favorable sale price and product mix combination as the Company continued to shift toward more value-added intimate apparel, team sports and swimwear and away from commodity sleepwear, robewear and velvets. Domestic automotive sales prices declined by nearly $1.5 million overall due to continued OEM pricing pressures. This was more than offset by increases in sales prices for value-added, cut-to-size headliner parts. Sales prices for domestic industrial fabrics and polyester fibers also declined in fiscal 1999. Gross profit was also impacted by the Company's actions to curtail production and dispose of certain aged inventory in order to lower inventory levels company-wide. Guilford disposed of approximately $20 million of aged inventory and incurred an approximate loss of $5.0 million. Hurricane Floyd affected five locations and resulted in several days of business disruption and facility shutdowns caused by loss of power and associate safety considerations. While the Company acted promptly to resume operations and despite minimal physical property damage, the most significant impact related to shipments to automotive customers which were delayed beyond the fiscal year. As a result, gross profit was negatively impacted by $2.0 million. Additionally in fiscal 1999, the gross margin in the Automotive segment was negatively impacted by the inefficiencies of domestic automotive operations due to the unexpectedly high car-build which caused seven day operations, the Company's relocation and consolidation of two woven operations which resulted in a non-recurring expense of $1.8 million and the slower than expected automotive growth in Brazil which resulted in a gross margin loss of $1.6 million.

Selling and administrative expenses increased 4.7% to $106.5 million or 12.4% of sales in fiscal 1999 from the prior year's $101.7 million or 11.4% of sales. The increase over prior year was due to an additional bad debt provision of $3.0 million associated with the financial difficulties of an Apparel segment customer, increased professional fees of $1.0 million associated with the investigation of accounting irregularities at Hofmann Laces and increased consulting fees of $1.1 million in the Home Fashions segment. In the Automotive segment, payroll and fringe benefits increased $1.7 million in the U.S. as unexpected record car builds resulted in continuous seven day operations. Offsetting these increases were cost reductions in the Company's U.K. and Mexican operations totaling $1.9 million.

During fiscal 1998 a plant restructuring charge of $6.5 million was recorded for the termination and exit cost for two of the Company's facilities. During fiscal 1999, the Company reversed $0.5 million of the original charge into income due to the actual amount of severance falling below management's original estimate.

Operating income in fiscal 1999 decreased to $29.9 million from $61.2 million. Operating income decreased in each segment from fiscal 1998. The Home Fashions segment experienced the largest decline in operating income of $18.7 million which generated an operating loss of $6.4 million. This decline was due to the lower volume as a result of the Company's decision to exit jersey knit sheeting, inventory reductions and increased selling and administrative expenses. The Apparel and Other segments' operating income fell $4.3 million and $5.8 million, respectively, to $3.5 million and $2.8 million, respectively, in fiscal 1999 from fiscal 1998. These decreases were also due to lower volumes, which resulted from the foreign competition. Operating income for the Automotive segment fell $2.5 million to $30.0 million in fiscal 1999. This decline was due to the volume declines in the foreign operations, Hurricane Floyd and increased payroll and fringe benefits in domestic operations.

Interest expense increased $4.2 million to $16.6 million from $12.4 million in the prior year as short-term borrowings increased $51.8 million, primarily as a result of the repurchase of shares of the Company's common stock. The average short-term interest rate was 6% in both fiscal 1999 and fiscal 1998.

Other expense was $1.2 million in fiscal 1999 compared to other income of $0.3 million in fiscal 1998. Fiscal 1999 included losses of $1.6 million from an equity investee, investment write-offs of $0.7 million, and $0.9 million of various other expenses that more than offset the $2.1 million gain on the sale of fixed assets. Fiscal 1998 included non-recurring investment gains of $1.0 million and a fire insurance recovery of $0.7 million.

The effective income tax rate for fiscal 1999 was 15.8% versus 32.5% for the prior year. This reduction reflected a one-time net benefit of $3.7 million derived from a dividend paid by Guilford U.K. subsidiaries to the parent under the Advance Corporation Tax (ACT) rules and the U.S.-U.K. Income Tax Treaty. The effective income tax rate decrease was also due to lower pre-tax book income, an effective tax rate reduction in the U.K. and a charitable contribution of a building. The reduction of certain credits and a reduction in the foreign sales commission due to reduced margins on export sales partially offset the decline.

An extraordinary charge, net of tax, of $2.9 million for the prepayment of debt was recorded in fiscal 1998.

Net income in fiscal 1999 was $10.2 million or 1.2% of net sales and decreased 66.1% from the prior year's net income of $30.2 million or 3.4% of sales. Basic and diluted earnings per share were $0.47 in fiscal 1999 compared to basic earnings per share of $1.20 and diluted earnings per share of $1.19 in fiscal 1998. Average shares outstanding decreased substantially during fiscal 1999 as the Company repurchased nearly 1.0 million shares of the Company's common stock in the open market and nearly 3.1 million shares from a beneficial owner in a private transaction.


1998 COMPARED TO 1997 - Consolidated sales for fiscal 1998 were $894.5 million, down slightly from fiscal 1997's record high of $894.7 million. Increased sales in the Automotive and Home Fashions segments were offset by decreased sales in the Apparel and Other segments. Sales were negatively impacted by the Asian economic crisis, adverse conditions in the U.K. as a result of the strengthening of the British pound and the devaluation of the Mexican peso.

Sales in the Automotive segment increased 2.7% to $338.2 million in fiscal 1998 from $329.5 million in fiscal 1997. Significant growth in the U.S. and Mexican markets was tempered by the economics in the U.K. Automotive segment sales represented 37.8% of consolidated net sales. North American car build in fiscal 1998 increased 1.3% to 15.4 million units. Domestic fabric sales increased by 10.8%. The Company's increased penetration resulted from the continued
popularity of certain Ford models, growth with the New Domestic manufacturers, and dominance of the warp knit fabric market. Additionally, the Company sourced the largest woven velour program in North America. Fabric content per vehicle increased due to the demand for larger sport utility vehicles and light trucks, but severe pricing pressure and more efficient utilization by the fabricators offset the increase. In Europe, while the calendar year car build was 14.4 million units, increases were enjoyed by OEMs which dominated certain markets, such as luxury vehicles and France. Guilford's key customers experienced reduced market share. Additionally, the British pound's strength against other European currencies disadvantaged U.K. manufacturers, which resulted in reduced sales prices to prevent resourcing to other parts of Europe. Consequently, sales of the Company's U.K.-based manufacturing facilities fell 8.1% in fiscal 1998. The Mexican automotive market was relatively flat with local demand spurred by OEM incentives. The Company's Mexican sales increased 7.3% due to the popularity of its major customer's vehicles.

Apparel segment sales for fiscal 1998 were $340.2 million and decreased 3.5% from fiscal 1997 sales of $352.5 million. Sales in the Apparel segment were 38.0% of consolidated sales. Intimate apparel and shapewear compression fabrics, which contain spandex, grew at double-digit rates due substantially to strong relationships with key retail customers and the penetration of major branded manufacturers. Swimwear fabric sales were down slightly in fiscal 1998 due to the extremely poor weather patterns in California and Florida attributed to El Nino. Ready-to-wear sales decreased significantly overall. The domestic demand for higher quality fashionable fabrics declined in favor of garments imported from Asia. As a result of the financial crisis there, yarns, fabrics and finished garments from foreign competitors were sold at prices below domestic cost. The impact of the Asian crisis was evident in the Company's linings business as well. Team sports sales increased, as these high-performance ready-to-wear fabrics were not readily produced at low price points. Other apparel fabric sales, such as sleepwear and robewear, declined slightly from fiscal 1997 levels.

Home Fashions' sales increased 19.0% in fiscal 1998 and were $151.9 million versus $127.7 million in fiscal year 1997. This segment accounted for 17.0% of consolidated sales and was the largest growth segment. Direct to retail sales increased by 38.6% with strong sales of Guilford's jersey knit cotton sheeting and the introduction of top-of-bed products. Moderate sales increases in window curtains and fabrics were slightly offset by sales declines in shower curtains, mattress ticking and furniture fabrics.

Sales in the Other segment declined by 24.6% to $64.2 million in fiscal year 1998 from $85.1 million in fiscal year 1997. Sales in the Other segment were 7.2% of consolidated net sales in fiscal 1998. Hook and loop closure system fabric sales decreased by nearly 45% due to the lower demand for premium diapers containing this fastening system. The European business for these products was replaced by a local supplier. Additionally, fiber sales were down substantially as a result of Asian yarn competitive pricing on polyester.

The gross profit margin for fiscal 1998 was $169.4 million or 18.9% of sales compared to $183.0 million or 20.4% of sales in fiscal 1997. Volume increases, especially in the Home Fashions and Automotive segments, were more than offset by significant sales price pressure. Automotive OEM sales price reductions domestically and in the U.K., where the strength of the British pound caused a competitive disadvantage in Europe, totaled nearly $9.0 million. In the Home Fashions segment, the Company's cotton sheeting sales were up nearly 200% without corresponding profitability due to operating inefficiencies and competitive pricing pressure with extremely low-cost imports. The Company was able to maintain overall margins on apparel products, despite a decline of $6.0 million in sales prices and lower volumes caused primarily by the Asian financial crisis. Reductions were offset by increased volume on higher-margin intimate apparel and shapewear business and lower polyester yarn purchase prices. Volume and pricing declines on the hook and loop specialty fabric impacted margins by more than $5.0 million. Also, the continued devaluation of the Mexican peso and the impact of remeasurement under SFAS No. 52 impacted gross margins by more than $1.0 million in fiscal year 1998.

Selling and administrative expenses increased to $101.7 million or 11.4% of sales from fiscal 1997's $97.6 million or 10.9% of sales. Continued design, marketing and research and development efforts, along with expenses related to the direct retail business, caused the increase. Research and development expenditures were $19.6 million in fiscal 1998, an increase of $4.7 million over fiscal 1997. Direct to retail selling expenses were up $3.7 million primarily due to volume increases, promotional expenses and shelf space allowances. Salaries and fringes, which were up as the result of normal wage progression and commissions, declined substantially as incentive compensation expense was down $9.1 million.

A plant restructuring charge of $6.5 million was recorded for termination and exit costs for two of the Company's facilities. The charge included $2.9 million of severance pay, $3.5 million of equipment write-downs and $0.1 million of other exit costs. Guilford exited the nylon fiber business and closed a fiber plant to more effectively utilize capacity. In addition, the Company will no longer dedicate resources to certain high-end ready-to-wear products. (Refer to Note 3 of the Consolidated Financial Statements for further discussion).

Operating income in fiscal 1998 decreased $24.2 million to $61.2 million from $85.4 million in fiscal 1997. Operating income fell in all segments from fiscal 1997. The Apparel and Other segments' operating income fell $8.9 million and $8.7 million, respectively, to $7.8 million and $8.6 million, respectively, in fiscal 1998 from fiscal 1997. The decline in Apparel was the result of lower selling prices and volumes caused by the Asian financial crisis as well as from the restructuring charge. Volume and pricing declines on the hook and loop specialty fabric and the restructuring charge generated the decline in the Other segment. Operating income for the Home Fashions segment fell $5.4 million to $12.4 million in fiscal 1998 due to pricing pressures and increased retail selling expenses. The Automotive segment's operating income was $32.5 million in fiscal 1998 compared to $33.7 million in fiscal 1997. Pricing pressures and the strength of the British pound led to the decline.

Interest expense decreased to $12.4 million from fiscal 1997's $16.2 million. The reduction in long-term debt for much of the year, due substantially to the repayments and conversion of the 6% Subordinated Convertible Debentures late in fiscal year 1997, resulted in a $4.2 million decline in interest expense. Average short-term borrowings increased, but the interest rate was flat resulting in additional interest expense of $0.2 million. Interest expense for fiscal 1998 was not impacted by the refinancing of long-term debt, which occurred on September 25, 1998.

Other income was $0.3 million in fiscal 1998 as compared to fiscal 1997's expense of $3.4 million. Increased gains on the sale of fixed assets of $1.1 million, a fire insurance recovery of $0.7 million, and a reduction in the low-income housing investment of $0.4 million generated the improvement.

The effective income tax rate for fiscal 1998 was 32.5% versus 34.3% in fiscal 1997. The decrease resulted from lower pre-tax book income, a U.K. statutory rate reduction of 200 basis points, additional R&D tax credits and higher Foreign Sales Corporation benefit. The reduction of certain credits partially offset the decline.

An extraordinary charge, net of tax, of $2.9 million for the prepayment of the senior, unsecured notes outstanding was recorded in fiscal 1998. In conjunction with the prepayment of the debt, the Company recorded a prepayment penalty of $3.9 million and related amortization of loan costs of $0.4 million. The related income tax benefit was $1.4 million.

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



LIQUIDITY AND CAPITAL REQUIREMENTS

Cash provided by operations increased to $92.9 million in fiscal 1999 compared to $76.4 million in fiscal 1998. Although net income was down $20.0 million from the prior year, substantial reductions in working capital in fiscal 1999 versus increases in fiscal 1998, more than offset the profitability decline.

At the end of fiscal 1999, cash and cash equivalents of $22.6 million were available for future capital and other operational and business needs.

Working capital was $127.7 million in fiscal 1999 compared to $211.3 million in the prior year. A decrease in inventory of $16.2 million and accounts receivable of $9.5 million and an increase of $51.8 million in short-term debt caused the decline. The maturing of the Company's revolving credit facility in fiscal 2000 caused the increase in short-term debt.

As part of the original 1996 purchase agreement between Guilford Mills and Hofmann Laces, the Company agreed to pay additional consideration in fiscal year 2001 in accordance with a formula based upon the Company's price-earnings' multiple and Hofmann Laces' performance through the end of calendar year 2000. The purchase agreement was amended in fiscal year 1998 to fix the amount of the additional payment. A $17.0 million payment of the acquisition price was made during fiscal 1998 with the final cash payment of $17.3 million being made during fiscal 1999.

Long-term debt decreased $31.0 million and short-term debt increased $51.8 million in fiscal 1999 from the prior year. During fiscal 1999, the Company issued $145.0 million of unsecured, ten-year notes. The net proceeds were used to repay a portion of the Company's outstanding borrowings on its uncommitted lines of credit and revolving credit facility. The net increase in debt was due primarily to the share repurchases of $42.0 million.

In fiscal 1998, long-term debt increased $30.6 million and short-term debt increased $53.5 million from fiscal 1997. The Company prepaid $73.6 million of senior, unsecured notes issued to certain institutional investors which matured through 2003. The Company temporarily funded the Hofmann Lace payment described above, stock repurchases, capital expenditures in excess of depreciation expense and increases in working capital through its revolving credit facility and bank lines of credit. A portion of these borrowings were classified as long-term as they were replaced with the $145.0 million of unsecured, ten-year notes in fiscal 1999.

Capital expenditures were $48.6 million in fiscal 1999 compared to $84.0 million in fiscal 1998. Since capital expenditures were unusually high in fiscal 1998, the Company limited capital expenditures in fiscal 1999. The Company generally maintains the average capital expenditures near the average depreciation expense. However, due primarily to the Company's expansion into Mexico, capital expenditure levels for the next two fiscal years are expected to be slightly above depreciation expense.

Raw material costs declined significantly in fiscal 1998. Record declines in polyester yarn prices were caused by the Asian financial crisis and continued worldwide excess capacity. These decreases were passed through to customers as the retail marketplace demanded lower-priced garments competitive with foreign sources. Raw material pricing stabilized in fiscal 1999 and had an insignificant impact on Guilford's liquidity. At the end of fiscal 1999, yarn suppliers began to announce price increases. Thus far, these have been denied as Guilford's customers have refused to allow corresponding selling price increases.

The Company maintains flexibility with respect to its seasonal working capital needs as well as for future acquisitions through a revolving credit facility of $150.0 million. This credit facility matures on September 26, 2000. The Company anticipates replacing or renewing this facility during fiscal 2000. It also has continued access to other traditional sources of funds, including uncommitted bank lines of credit aggregating $270.0 million and the ability to borrow against factored accounts receivables. At October 3, 1999, $100.0 million was available under the revolving credit facility and availability under Guilford's uncommitted short-term bank lines of credit was $61.6 million.

Management believes that its cash requirements for operations, capital expenditures, dividends, interest, debt repayments, and other financial needs will continue to be met through internally generated sources and utilization of external borrowings.

The Company's strong balance sheet, with debt to total capital of 43.1%, affords it many options. Management intends to continue to examine both short-term and long-term opportunities to continuously improve its financial position and add shareholder value. These opportunities may require debt or equity financing.


INFLATION

The Company believes that the relatively moderate inflation rate of the 1990s has not significantly impacted its operations.


CONTINGENCIES

The Company is involved in various litigation and environmental matters arising in the ordinary course of business. Additionally, several class action lawsuits, which were subsequently consolidated by order of the Court, were filed against the Company alleging violations of the Federal securities laws arising out of the previously reported accounting irregularities at Hofmann Laces. These are discussed in Note 12 to the consolidated statements which are included herein. Although the final outcome of these legal and environmental matters cannot be determined, based on the facts presently known, it is management's opinion that the final resolution of these matters will not have a material adverse effect on the Company's financial position or future results of operations.


OUTLOOK

In 1998, it was thought by most textile industry advisors that the Asian financial crisis and the influx of low-priced apparel goods into the U.S. from the Far East, was cyclical and would be short-lived. Since then, however, the textile industry has continued to be challenged. Some analysts and economists now suggest this influx to be a longer-term adjustment as stable inflation and low-priced imports from the currency-devalued countries of the Far East are expected to keep commodity product prices and volume low. Successful textile companies will be those with innovative and diverse products, strong customer relationships and a sound balance sheet.

The textile industry has experienced tightening in lending and the credit markets over the course of the last 12 months. This has been principally due to lower reported earnings in the industry as a whole. Due to the strength of the Company's overall financial position, the tighter credit market is not expected to materially limit the Company's ability to replace existing credit or obtain new credit in order to maintain financial flexibility.

Management is optimistic for Guilford's future as it moves into the next millennium. Management believes that the industry-forecasted continued strength of the U.S. automotive car build and Guilford's market penetration in the U.K. and Brazil will enable the Company's Automotive segment to continue to perform well.

The Apparel segment is expected to maintain sales of value-added product lines as a result of the Company's established relationships with major customers and the development of new innovative lace and fabric products. Additionally, as a result of the foreign competition, the Company has dedicated human and production resources to focus on sales of circular knit fabrics. The Home Fashions segment is expected to benefit by sales of new product offerings and expanded marketing efforts.

Through diversity, innovation and technology, the Company will continue to focus its efforts on providing high quality, innovative products, with excellent customer service at a low cost and expects to maintain its competitive position in its markets. Growth is expected to come gradually from internal product transition efforts. Guilford is also expected to benefit by the state-of-the-art dyeing and finishing facility currently under construction in Tamaulipas, Mexico. Production in this facility is scheduled to start in fiscal 2001 and will allow the Company to take advantage of the benefits of NAFTA to remain an effective competitor and be closer to Guilford's cut-and-sew customers.

During the first quarter of fiscal 1999, the city of Greensboro, North Carolina experienced a serious water shortage due to lack of rain. However, the water shortage situation improved throughout fiscal 1999 and did not impact the Company's operations. There are currently no voluntary or mandated water restrictions in Greensboro. During fiscal 1999, the Company took steps to improve water efficiency in the operations should another water shortage arise.

YEAR 2000

The Year 2000 issue affecting most entities, including the Company, results from the possible inability of internal and external computer systems and applications to recognize and process data pertaining to years after 1999. Based upon Year 2000 compliance assessments of both internal information technology and embedded systems for the Company's facilities, equipment and infrastructure, the Company has implemented necessary systems and programming changes in its domestic and international operations. The planning, inventory, impact analysis and remediation/testing phases have been completed. An overall contingency plan and individual contingency plans have been developed for execution throughout the remainder of 1999. Suppliers and customers with whom the Company has material relationships have been contacted to determine their Year 2000 readiness. Contingency plans have been developed where satisfactory answers have not been received. The Company does not anticipate any material business interruptions.

The Company has spent $1.35 million to date for Year 2000 readiness. Management's current estimate for the total cost of Year 2000 compliance tasks is $1.40 million and includes costs to cover the execution of contingency plans prior to December 31, 1999. This amount has been included in the Company's operating budget and is not from the deferral of other information technology projects. The estimated amount for the Year 2000 compliance project is relatively low due to the Company's commitment five years ago to reengineer the existing business processes and information systems. As a result, some costs that otherwise would have been associated with Year 2000 readiness issues were previously expensed during the Company's reengineering period.

The Company has developed contingency plans for the Company as a whole and for individual locations in order to minimize any potential Year 2000 problems, including internal and external risks such as failures within the operational systems, financial systems, embedded or plant floor control systems, spreadsheets, suppliers, customers, financial service providers and other miscellaneous internal or external risks. Some contingency plans have been developed for execution throughout the remainder of 1999, including determining appropriate levels of safety stock, contacting customers to coordinate orders, and printing hard copies of reports that otherwise would be available only on computer. Other contingency plans have been developed for execution as necessary if Year 2000 problems are incurred, including the use of manual intervention and alternate power sources to minimize disruptions in the operating and financial systems should there be an interruption in utility services and the availability of personnel in the event of a quality issue related to a Year 2000 malfunction. The Company has developed Contingency Assurance Plans and Contingency Assurance Teams that will respond and address unforeseen Year 2000 issues during the transition period between 1999 and 2000.

The reasonably likely worst case scenario that could arise as a result of service suppliers' Year 2000 problems would be an interruption of normal business operations. The worst case scenario would include an interruption in utility service that would halt the manufacturing process. To the Company's advantage, the majority of the Company's manufacturing facilities normally do not operate during the few days before and after a new year. Accordingly, if a Year 2000 problem such as loss of utility service occurs but is resolved during the first few days of 2000, the interruption to the production process will be more limited than otherwise would be the case. However, if Year 2000 problems prevent manufacturing for several days, a loss of revenue might result. The amount of lost revenue would depend on the duration of the problem and amount of deliverable goods in inventory. There can be no assurance that there will not be a delay in, increased costs or a material disruption of business activities associated with Year 2000 readiness.


MARKET RISK

The Company is exposed to market risk for changes in interest rates and foreign currency exchange rates. Guilford has limited exposure to commodity price risk. The Company does not hold or issue any financial instruments for trading or other speculative purposes.

Interest Rate Risk: The Company's obligations under the bank credit agreement and uncommitted lines of credit bear interest at floating rates and therefore, the Company is sensitive to changes in prevailing interest rates. However, the long-term debt is predominately fixed and not subject to prevailing interest rates. A 10% change in market interest rates that affect the Company's financial instruments would impact earnings during the fiscal 2000 by approximately $0.7 million and would change the fair value of the Company's financial instruments by approximately $7.8 million.

Foreign Currency Risk: The Company is subject to foreign currency risk primarily related to sales and expenditures and other transactions denominated in foreign currencies and investments in foreign subsidiaries. The Company manages the exposure related to capital expenditures and other firm commitments denominated in foreign currencies primarily through forward exchange contracts with durations of generally less than 12 months. The changes in the market value of such contracts have a high correlation to the price changes in the currency of the related hedged transactions. The Company enters into forward currency exchange contracts in the normal course of business to manage exposure against fluctuations in the purchase price of capital equipment and other transactions having firm commitments. The changes in market value of such contracts have a high correlation to the price changes in the currency of the related hedged transactions. On October 3, 1999, the Company had the following outstanding foreign currency forward contracts:

   (1)                  (2)          (3)           (4)          (5)
Forward
Currency              Nominal       Average        Fair
Contracts             Amount         Rate          Value        Loss

(Hedge of Firm Commitments) (In thousands)
--------------------------------------------------------------------------------
Receive U.S. Dollar/Pay British Pound

                      $14,803        1.6222       $15,049        $246
--------------------------------------------------------------------------------
Receive German Deutsche Marks/Pay U.S. Dollar

                         $890        1.6645          $800         $90

     (1) All  contracts  mature in the first  quarter of fiscal 2000
     (2) Nominal  contract  amount as reflected in the  underlying  contract
     (3) Weighted average contract rates represent the rates of exchange, stated in the currency sold, as reflected in the underlying contract
     (4) Fair value equals the contract amount presented in U.S. dollar equivalents based upon the year-end exchange rates obtained from brokers or referenced from publicly available market information
     (5) Loss represents the net unrecognized loss based upon the year-end exchange rate

Effective in fiscal 2000, the Company adopted a policy to manage the exposure related to sales denominated in foreign currencies through the use of forward exchange contracts. These forward exchange contracts cover approximately 75% of the Company's anticipated sales in the Euro, which represents the majority of the Company's foreign currency sales. The duration of these contracts is less than 12 months and attempt to match the anticipated receivable collections.

Commodity Price Risk: The Company is a purchaser of cotton and generally buys cotton based upon market prices that are established with the vendor as part of the purchase process. Guilford does not use commodity financial instruments to hedge cotton prices due to the high correlation between the cost of cotton and the ultimate selling price of the Company's product.


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

All statements other than statements of historical fact included in this Annual Report, including, without limitation the statements under "Management's Discussion and Analysis of Financial Condition and Results of Operations" are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Important factors that could cause actual results to differ materially from those discussed in such forward-looking statements include:

     1. general economic factors including, but not limited to, changes in interest rates, foreign currency translation rates, consumer confidence, housing starts, trends in disposable income, changes in consumer demand for goods produced, and cyclical or other downturns
     2. the overall level of automotive production and the production of specific car models
     3. fashion trends
     4. information and technological advances including Year 2000 issues
     5. cost and availability of raw materials, labor and natural and other resources
     6. domestic and foreign competition
     7. domestic and foreign governmental regulations and trade policies
     8. reliance on major customers
     9. success of marketing, advertising and promotional campaigns or
    10. inability to achieve cost reductions through consolidations and restructuring of acquired companies


                              Guilford Mills, Inc.
                           CONSOLIDATED BALANCE SHEETS
                     October 3, 1999 and September 27, 1998
                        (In thousands except share data)


--------------------------------------------------------------------------------
                                              1999                 1998
--------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                  $  22,554         $  30,447
Accounts receivable, net                     160,071           169,598
Inventories                                  136,772           153,006
Prepaid income taxes                           7,032             6,258
Other current assets                          12,312             7,643
--------------------------------------------------------------------------------
     Total current assets                    338,741           366,952
--------------------------------------------------------------------------------
Property, net                                312,415           326,941
Other assets                                 102,275           100,607
--------------------------------------------------------------------------------
     Total assets                          $ 753,431         $ 794,500
================================================================================

LIABILITIES
Short-term borrowings                      $ 112,009         $  60,171
Current maturities of
 long-term debt                                  532               811
Accounts payable                              58,355            57,453
Other current liabilities                     40,185            37,239
--------------------------------------------------------------------------------
     Total current liabilities               211,081           155,674
--------------------------------------------------------------------------------
Long-term debt                               146,137           176,872
Deferred income taxes                         26,776            31,075
Other liabilities                             28,492            45,702
--------------------------------------------------------------------------------
     Total long-term liabilities             201,405           253,649
--------------------------------------------------------------------------------

COMMITMENTS AND CONTINGENCIES (NOTES 12 & 13)

STOCKHOLDERS' INVESTMENT
Preferred stock, $1 par; 1,000,000 shares
 authorized, none issued                         --                 --
Common stock, $.02 par; 65,000,000 shares
 authorized, 32,750,222 shares issued,
 19,199,770 shares outstanding at
 October 3, 1999 and 23,226,322 shares
 outstanding at September 27, 1998               655               655
Capital in excess of par                     120,532           119,648
Retained earnings                            363,812           363,606
Accumulated other comprehensive loss         (12,279)           (7,577)
Unamortized stock compensation                (3,310)           (4,759)
Treasury stock, at cost (13,550,452
 shares at October 3, 1999 and
 9,523,900 shares at September 27,
 1998)                                      (128,465)          (86,396)
--------------------------------------------------------------------------------
Total stockholders' investment               340,945           385,177
--------------------------------------------------------------------------------
Total liabilities and stockholders'
 investment                                $ 753,431         $ 794,500
================================================================================

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.


                              Guilford Mills, Inc.
                        CONSOLIDATED STATEMENTS OF INCOME
 For the Years Ended October 3, 1999, September 27, 1998 and September 28, 1997
                      (In thousands except per share data)

--------------------------------------------------------------------------------
                                      1999            1998           1997
                                   (53 Weeks)      (52 Weeks)     (52 Weeks)
--------------------------------------------------------------------------------
NET SALES                          $  856,838     $  894,534      $  894,709
--------------------------------------------------------------------------------

COSTS AND EXPENSES:
    Cost of goods sold                720,913        725,104         711,745
    Selling and administrative        106,487        101,724          97,597
    Plant restructuring costs            (470)         6,470             -
--------------------------------------------------------------------------------
                                      826,930        833,298         809,342
--------------------------------------------------------------------------------

OPERATING INCOME                       29,908         61,236          85,367
--------------------------------------------------------------------------------

OTHER EXPENSE
    Interest expense                   16,598         12,414          16,190
    Other expense/(income), net         1,155           (284)          3,367
--------------------------------------------------------------------------------
                                       17,753         12,130          19,557
--------------------------------------------------------------------------------

INCOME BEFORE INCOME TAX PROVISION
 AND EXTRAORDINARY ITEM                12,155         49,106          65,810
INCOME TAX PROVISION                    1,925         15,960          22,572
--------------------------------------------------------------------------------
INCOME BEFORE EXTRAORDINARY ITEM       10,230         33,146          43,238
EXTRAORDINARY ITEM, NET OF INCOME
 TAX (NOTE 8)                             -           (2,940)            -
--------------------------------------------------------------------------------
NET INCOME                         $   10,230     $   30,206      $   43,238
================================================================================

INCOME PER SHARE BEFORE EXTRAORDINARY ITEM:
      Basic                        $      0.47    $     1.32      $     1.92
      Diluted                             0.47          1.30            1.78
================================================================================

NET INCOME PER SHARE:
      Basic                        $      0.47    $     1.20      $     1.92
      Diluted                             0.47          1.19            1.78
================================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

                              Guilford Mills, Inc.
              CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT
 For the Years Ended October 3, 1999, September 27, 1998 and September 28, 1997

                        (In thousands except share data)
--------------------------------------------------------------------------------
                              Current Year              Capital in
                              Comprehensive    Common    Excess of    Retained
                                  Income        Stock       Par       Earnings
--------------------------------------------------------------------------------
BALANCE, SEPTEMBER 29, 1996                    $  393    $ 41,089      $311,217
 Comprehensive income:
   Net income                   $  43,238          --         --         43,238
   Other comprehensive
     income, net of tax:
      Foreign currency
       translation gain             2,384          --         --            --
                                ----------
        Total comprehensive
           income               $  45,622
                                ----------

 Three-for-two stock split
   effected as a stock dividend                   196         --           (196)
 Conversion of 3,306,423 shares
   of common stock for subordinated
   convertible debentures                          66      66,431            --
 Grant of 322,750 shares under
   the restricted stock plan                       --       4,816            --
 Return of 38,270 shares to treasury
   stock to satisfy recipients'
   individual tax obligations
   under the restricted stock plan                 --          --            --
 Compensation under restricted stock plan          --          --            --
 Issuance of 129,761 shares of treasury
   stock under the employee stock
   ownership plan                                  --        (710)           --
 Shares to be issued in fiscal 1998
   under the employee stock ownership plan         --       2,032            --
 Issuance of 367,577 shares of treasury
   stock for options exercised for cash            --       3,292            --
 Other transactions of 14,903 shares
   less return of 11,723 shares
   to treasury stock received as payment
   for options exercised                           --         160            --
 Cash dividends ($.42 per share)                   --          --        (9,603)
--------------------------------------------------------------------------------
BALANCE, SEPTEMBER 28, 1997                       655     117,110       344,656
 Comprehensive income:
   Net income                   $  30,206          --          --        30,206
   Other comprehensive
    income, net of tax:
      Foreign currency
        translation gain            2,027          --          --            --
                                 ---------
          Total comprehensive
            income              $  32,233
                                ----------
 Grant of 58,000 shares under the
  restricted stock plan                            --         765            --
 Vesting of 29,000 shares under the
  restricted stock plan, less return
  of 11,253 shares to treasury stock
  to satisfy recipients' individual
  tax obligations                                  --          --            --
 Compensation under restricted stock plan          --          --            --
 Issuance of 105,422 shares of treasury
  stock under the employee stock ownership
  plan                                             --          64            --
 Issuance of 113,257 shares of treasury
  stock for options exercised for cash             --         947            --
 Other transactions of 5,625 shares
  less return of 4,809 shares to
  treasury stock received as payment for
  options exercised                                --        (238)           --
 Purchases of 2,796,825 shares of treasury stock   --          --            --
 U.S. tax benefit from stock options and
  restricted stock                                 --       1,000            --
 Cash dividends ($.44 per share)                   --          --       (11,256)
--------------------------------------------------------------------------------
BALANCE, SEPTEMBER 27, 1998                       655     119,648       363,606
 Comprehensive income:
     Net income                 $  10,230          --          --        10,230
     Other comprehensive
      income, net of tax:
       Foreign currency
        translation loss           (4,036)         --          --            --
       Pension equity adjustment     (666)         --          --            --
                                 ----------
         Total comprehensive
          income                $   5,528
                                -----------
 Vesting of 19,333 shares under the
  restricted stock plan, less return
  of 6,333 shares to treasury stock
  to satisfy recipient's individual
  tax obligations                                  --          --            --
 Compensation under restricted stock plan          --          --            --
 Issuance of 12,750 shares of treasury
  stock for options exercised for cash             --          53            --
 Other transactions of 11,250 shares
  less return of 10,914 shares to
  treasury stock received as payment
  for options exercised                            --          61            --
 Purchases of 4,033,305 shares of
  treasury stock                                   --          --            --
 U.S. tax benefit from stock options and
  restricted stock                                 --         770            --
 Cash dividends ($.44 per share)                   --          --       (10,024)
--------------------------------------------------------------------------------
BALANCE, OCTOBER 3, 1999                       $  655    $120,532      $363,812
================================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

                              Guilford Mills, Inc.
              CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT
 For the Years Ended October 3, 1999, September 27, 1998 and September 28, 1997

                        (In thousands except share data)
--------------------------------------------------------------------------------
                                     Accumulated
                                        Other          Unamortized
                                     Comprehensive        Stock       Treasury
                                         Loss         Compensation      Stock
--------------------------------------------------------------------------------
BALANCE, SEPTEMBER 29, 1996          $ (11,988)        $ (287)       $ (42,365)
 Comprehensive income:
   Net income                              --             --               --
   Other comprehensive
     income, net of tax:
      Foreign currency
       translation gain                  2,384            --               --
        Total comprehensive
           income
 Three-for-two stock split
   effected as a stock dividend             --            --               --
 Conversion of 3,306,423 shares
   of common stock for subordinated
   convertible debentures                   --            --               --
 Grant of 322,750 shares under
   the restricted stock plan                --         (6,587)           1,771
 Return of 38,270 shares to treasury
   stock to satisfy recipients'
   individual tax obligations
   under the restricted stock plan          --            --              (707)
 Compensation under restricted stock plan   --          1,783               --
 Issuance of 129,761 shares of treasury
   stock under the employee stock
   ownership plan                           --            --               710
 Shares to be issued in fiscal 1998
   under the employee stock ownership plan  --            --                --
 Issuance of 367,577 shares of treasury
   stock for options exercised for cash     --            --             2,028
 Other transactions of 14,903 shares
   less return of 11,723 shares
   to treasury stock received as payment
   for options exercised                    --            --              (267)
 Cash dividends ($.42 per share)            --            --                --
--------------------------------------------------------------------------------
BALANCE, SEPTEMBER 28, 1997             (9,604)        (5,091)         (38,830)
 Comprehensive income:
   Net income                               --            --                --
   Other comprehensive
    income, net of tax:
      Foreign currency
        translation gain                 2,027            --                --
          Total comprehensive
            income
 Grant of 58,000 shares under the
  restricted stock plan                     --         (1,136)             371
 Vesting of 29,000 shares under the
  restricted stock plan, less return
  of 11,253 shares to treasury stock
  to satisfy recipients' individual
  tax obligations                           --            --              (256)
 Compensation under restricted stock plan   --          1,468               --
 Issuance of 105,422 shares of treasury
  stock under the employee stock ownership
  plan                                      --            --               619
 Issuance of 113,257 shares of treasury
  stock for options exercised for cash      --            --               684
 Other transactions of 5,625 shares
  less return of 4,809 shares to
  treasury stock received as payment for
  options exercised                         --            --               206
 Purchases of 2,796,825 shares of treasury
  stock                                     --            --           (49,190)
 U.S. tax benefit from stock options and
  restricted stock                          --            --                --
 Cash dividends ($.44 per share)            --            --                --
--------------------------------------------------------------------------------
BALANCE, SEPTEMBER 27, 1998              (7,577)       (4,759)         (86,396)
 Comprehensive income:
     Net income                             --            --                --
     Other comprehensive
      income, net of tax:
       Foreign currency
        translation loss                 (4,036)          --                --
       Pension equity adjustment           (666)          --                --
         Total comprehensive
          income
 Vesting of 19,333 shares under the
  restricted stock plan, less return
  of 6,333 shares to treasury stock
  to satisfy recipient's individual
  tax obligations                          --              --              (94)
 Compensation under restricted stock plan  --            1,449              --
 Issuance of 12,750 shares of treasury
  stock for options exercised for cash     --              --              121
 Other transactions of 11,250 shares
  less return of 10,914 shares to
  treasury stock received as payment
  for options exercised                    --              --              (52)
 Purchases of 4,033,305 shares of
  treasury stock                           --              --           (42,044)
 U.S. tax benefit from stock options and
  restricted stock                         --              --               --
 Cash dividends ($.44 per share)           --              --               --
--------------------------------------------------------------------------------
BALANCE, OCTOBER 3, 1999             $ (12,279)        $(3,310)      $(128,465)
================================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

                              Guilford Mills, Inc.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
 For the Years Ended October 3, 1999, September 27, 1998 and September 28, 1997
                                 (In thousands)

--------------------------------------------------------------------------------
                                          1999           1998           1997
                                       (53 Weeks)     (52 Weeks)     (52 Weeks)
--------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                            $  10,230      $  30,206      $  43,238
  Non-cash items included in net income:
     Depreciation and amortization         64,633         63,951         59,561
     Unexpended restructuring costs          (470)         6,184            -
     Extraordinary loss on debt
       extinguishment                          -           4,356            -
     Gain on disposition of property       (2,239)        (2,382)        (1,079)
     Loss on equity method investment       1,835            371            -
     Provision for bad debts                4,748            834            333
     Minority interest in net income           92             97            467
     Deferred income taxes                    (20)         9,032         (1,728)
     Increase in cash surrender value
       of life ins., net of policy loans   (3,186)        (2,630)        (1,718)
     Compensation earned under restricted
       stock plan                           1,449          1,468          1,783
     Shares to be issued under employee
       stock ownership plan                   -              -            2,032
 Changes in assets and liabilities:
         Receivables                        4,817         (2,462)         5,215
         Inventories                       16,302        (10,708)        (3,444)
         Other current assets              (5,468)           278            211
         Accounts payable                     902         (1,345)        (5,283)
         Accrued liabilities                2,675        (21,744)        12,138
 Other                                     (3,441)           898          2,244
--------------------------------------------------------------------------------
         Net cash provided by operating
           activities                      92,859         76,404        113,970
--------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to property                   (48,609)       (84,015)       (57,629)
  Proceeds from dispositions of property    2,260          4,331          2,603
  Proceeds from sale of other assets        1,491         12,763          2,060
  (Increase) decrease  in other assets     (1,207)        (4,009)             5
  Purchase of business, net of cash
    acquired                                   -         (34,778)        (6,991)
  Investment in equity investee              (995)        (3,500)           -
--------------------------------------------------------------------------------
Net cash used in investing activities     (47,060)      (109,208)       (59,952)
--------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Short-term borrowings (repayments), net 51,802         53,847        (41,244)
   Payments of long-term debt            (176,353)       (88,010)       (16,108)
   Proceeds from issuance of long-term
     debt, net of deferred financing
     costs paid                           140,233        135,235            -
   Payments arising from early
     extinguishment of debt                  -            (3,896)           -
   Payment of purchase agreement          (17,000)            -             -
   Cash dividends                         (10,024)       (11,256)        (9,603)
   Proceeds from exercise of common
     stock options                            174          1,631          5,320
   Purchase of treasury stock             (42,044)       (49,190)           -
--------------------------------------------------------------------------------
Net cash (used in) provided by financing
   activities                             (53,212)        38,361        (61,635)
--------------------------------------------------------------------------------
Effect of Exchange Rate Changes on Cash
   and Cash Equivalents                      (480)           541            518
--------------------------------------------------------------------------------
Net (Decrease) Increase In Cash and
   Cash Equivalents                        (7,893)         6,098         (7,099)
--------------------------------------------------------------------------------
Beginning Cash and Cash Equivalents        30,447         24,349         31,448
Ending Cash and Cash Equivalents        $  22,554      $  30,447      $  24,349
--------------------------------------------------------------------------------
Supplemental disclosure of cash flow information:
   Cash paid for interest               $  12,971      $  13,862      $  14,945
   Cash paid for income taxes              13,851         16,406         13,112

Noncash investing and financing activities:
   Conversion of 6% Subordinated Convertible
      Debentures to equity (including
      accrued interest)                 $     -        $     -        $  66,497
Issuance of common stock under restricted
      stock plan                        $     -        $   1,136      $   6,587
================================================================================
The accompanying notes to consolidated financial statements are an integral part of these statements.

Notes to Consolidated Financial Statements
(In thousands except share data)


1.  DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

DESCRIPTION OF BUSINESS - Guilford Mills, Inc. (the "Company") is a fabric producer, which processes and sells warp knit, circular knit and woven velour fabric as well as lace. The Company sells its finished fabrics to customers who manufacture a broad range of apparel, automotive, home fashions and specialty products. The Company also cuts and sews lace fabrics into finished home fashions products which are sold directly to retailers.


PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of Guilford Mills, Inc. and its majority-owned and controlled subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company's investments in non-controlled entities are accounted for using the equity method and as such are reported in other assets in the accompanying consolidated balance sheets.


FISCAL YEAR END - The Company's fiscal year ends on the Sunday nearest to September 30. Fiscal year 1999 ended October 3, 1999, fiscal year 1998 ended September 27, 1998 and fiscal year 1997 ended September 28, 1997. Such years include the results of operations for 53, 52 and 52 weeks, respectively.


USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses. Actual results may differ from those estimates.


RECLASSIFICATIONS - For comparative purposes, certain amounts in the 1998 and 1997 financial statements have been reclassified to conform with the 1999 presentation.


CASH EQUIVALENTS - All highly liquid investments with an original maturity of three months or less are considered to be cash equivalents.


ACCOUNTS RECEIVABLE AND CONCENTRATION OF CREDIT RISK - The Company maintains credit insurance and uses factors as a means to reduce credit risk. Credit insurance is maintained covering $24,000 of certain outstanding accounts receivable. The Company factors a portion of its trade accounts receivable to several different factors, who provide credit approval on a non-recourse basis. As of October 3, 1999 and September 27, 1998, approximately 17% and 11%, respectively, of the Company's trade accounts receivable were factored. The factoring agreements allow the Company to formally borrow against the factored receivables using negotiated interest rates prior to the maturity dates. The Company has not borrowed against the factored receivables in the last three fiscal years. The Company performs on-going credit evaluations of its non-factored customers' financial condition and generally does not require collateral from those customers. The Company's fabrics are used primarily in the apparel, automotive, and home fashions markets with a multitude of customers in numerous geographical locations throughout the world. There is no disproportionate concentration of credit risk.

Allowances for doubtful accounts were $17,393 and $9,450 at October 3, 1999 and September 27, 1998, respectively. The Company maintains fully reserved receivables for accounts which are either in bankruptcy or have been turned over to a collection agency and also reserves for sales returns and allowances and customer chargebacks.


MINORITY INTEREST - Minority interest represents the minority stockholders' proportionate share of the equity of Grupo Ambar, S.A. de C.V. At October 3, 1999, the Company owned 95% of the capital stock of Grupo Ambar, S.A. de C.V. Minority interest is included in other long-term liabilities in the accompanying consolidated balance sheets.


INVENTORIES - Inventories are carried at the lower of cost or market. Cost is determined using the link chain dollar value last-in, first-out (LIFO) method for approximately 54% and 53% of inventories in fiscal 1999 and 1998, respectively. Cost for all other inventories has been determined principally by the first-in, first-out (FIFO) method.


PROPERTY - Property is carried at cost, and depreciation is provided for financial reporting primarily on the straight-line method. Accelerated methods are used for income tax reporting purposes. Depreciation rates are reviewed annually and revised, if necessary, to reflect estimated remaining useful lives which range from three to thirty-five years. Labor and interest costs for the purchase and construction of qualifying fixed assets, are capitalized and are amortized over the related assets' estimated useful lives.

GOODWILL AND INTANGIBLE ASSETS - Goodwill is amortized using the straight-line method over periods ranging from twenty to forty years. Goodwill amortization was $2,115, $1,876 and $1,242 in fiscal 1999, 1998 and 1997, respectively.
Accumulated amortization at October 3, 1999 and September 27, 1998 was $12,477 and $10,362, respectively.


LONG-TERM ASSETS - The Company reviews the carrying value of long-term assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Measurement of any impairment would include a comparison of estimated future operating cash flows anticipated to be generated during the remaining life to the net carrying value of the asset.


INCOME TAXES - Deferred or prepaid income taxes are provided for differences in timing of expense and income recognition between income tax and financial reporting in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". United States income taxes are not provided on the earnings of foreign operations as those are intended to be permanently reinvested. In the event earnings are repatriated, credits received in the United States for foreign income taxes previously paid will be available to substantially reduce the United States tax liability. In fiscal years 1999 and 1997, the Company repatriated $20,000 and $19,000, respectively, to take advantage of the expiring Advanced Corporation Tax rules and the U.S.-U.K. Income Tax Treaty. These one-time dividends resulted in a current income tax benefit. Undistributed earnings of foreign operations were $8,673 at October 3, 1999 and $30,574 at September 27, 1998.


FOREIGN CURRENCY TRANSLATION/REMEASUREMENT - The financial statements of certain majority-owned foreign subsidiaries are translated into dollars at the year-end rate of exchange for asset and liability accounts and the average rate of exchange for income statement accounts. Resulting translation gains or losses are reflected in accumulated other comprehensive loss in the stockholders' investment section of the accompanying balance sheets and do not affect the results of operations. Financial results of certain majority-owned foreign subsidiaries in highly inflationary economies are remeasured using a combination of current and historical exchange rates. Remeasurement adjustments are included in the results of operations along with transaction gains and losses for the period.

The Company has a majority-owned foreign subsidiary that operates in Mexico. Mexico became highly inflationary January 1, 1997 and subsequent financial results for the Company's Mexican subsidiary were remeasured. Effective January 1, 1999, Mexico's economy was no longer considered highly inflationary for financial reporting purposes because the cumulative Mexican inflation rate for the immediately preceding three years fell below 100%. As a result, subsequent to January 1, 1999, the financial results for the Mexican subsidiary have been translated using year-end and average exchange rates as described above.


REVENUE RECOGNITION - The Company recognizes a sale when goods are shipped or when ownership is assumed by the customer. At the request of some customers, the Company invoices goods on a bill and hold basis when the title and risk of ownership pass to the customer. At October 3, 1999 and September 27, 1998, bill and hold receivables were $3,113 and $4,796, respectively. The Company estimates and records provisions for sales returns and allowances in the period the sale is reported based on its historical experience or contractual agreements.


RESEARCH AND DEVELOPMENT - The Company expenses research and development costs as incurred. Such costs were $17,181, $19,588 and $14,940 in fiscal 1999, 1998 and 1997, respectively.


PER SHARE INFORMATION - The Company adopted SFAS No. 128, "Earnings Per Share", in fiscal 1998 and has restated prior earnings per share data to conform to this Statement. Basic income per share information has been determined by dividing the respective net income amounts by the weighted average number of shares of common stock outstanding during the periods. Diluted income per share information also considers as applicable (i) the dilutive effect assuming that the Company's convertible debentures were converted at the beginning of fiscal 1997, with earnings being increased by the interest expense, net of taxes, that would not have been incurred had conversion taken place at that time and (ii) an additional dilutive effect for stock options and shares issued under the restricted stock plan.


FINANCIAL INSTRUMENTS AND DERIVATIVES - The Company periodically uses derivative financial instruments for purposes other than trading and does so to reduce its exposure to fluctuations in interest rates and foreign currency exchange rates. Gains and losses on hedges of existing assets and liabilities are included in the carrying amounts of those assets or liabilities and are ultimately recognized in income. Gains and losses related to qualifying hedges of firm commitments or anticipated transactions are deferred and are recognized in income or as adjustments to carrying amounts when the hedged transaction occurs. The Company does not currently hold or issue any financial instruments for trading or other speculative purposes. Effective in fiscal 2000, the Company adopted a policy to manage the exposure related to anticipated sales denominated in foreign currencies through the use of forward exchange contracts.

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


RECENT ACCOUNTING PRONOUNCEMENTS - In June 1999, the Financial Accounting Standards Board issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133 - an Amendment of FASB Statement No. 133". This Statement delays the effective date of SFAS No. 133 one year from June 15, 1999 to June 15, 2000. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company plans to adopt the provisions of this Statement in the fourth quarter of fiscal 2000. Management is currently analyzing the impact of adopting SFAS No. 133.


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

HOFMANN LACES, LTD. - In fiscal 1998, the Company entered into an amendment to the stock purchase agreement related to the acquisition of Hofmann Laces, Ltd. This amendment provided for the Company to pay a fixed amount in lieu of a formula-based amount given the Company's price-earnings' multiple and Hofmann Laces' performance through the end of calendar year 2000. As a result, the Company paid $17,000 in February 1998 and $17,283 in October 1998. The $17,283 was included in long-term liabilities in the accompanying consolidated balance sheets at the end of fiscal 1998 as it was subsequently funded through long-term debt.

3.  RESTRUCTURING CHARGES:

During fiscal 1998, the Company commenced restructuring of two of its operations and recorded restructuring and impaired asset charges of $6,470. The restructuring plan provided for the closing of a yarn manufacturing facility, the downsizing of a product line-focused operation within the apparel market sector and the severance of approximately 300 associates. A reserve for severance costs of $2,849 and lease exit costs and other obligations of $113 was recorded as an accrued liability in fiscal 1998. Additionally, a charge of $3,508 was taken to reduce property to net realizable value at September 27, 1998. The impaired assets consisted primarily of a building and fiber spinning, warping, dyeing and finishing equipment. The equipment and fiber building were written down to the lower of carrying value or fair market value. Determination of fair market value was based upon: (1) in-house engineering appraisals utilizing prices for currently available new and used equipment, (2) real property tax values and (3) zero where intent was to scrap. Equipment was either idled or disposed through external sales to third parties.

The following summarizes the restructuring charge:

---------------------------------------------------
Severance and Other
---------------------------------------------------
Fiscal 1998 restructuring charge            $2,962
Fiscal 1998 costs against the reserve         (286)
Balance at September 27, 1998                2,676
---------------------------------------------------
Fiscal 1999 costs against the reserve       (2,206)
Fiscal 1999 reversal of excess                (470)
Balance at October 3, 1999                  $   --
===================================================

In September 1999, the Company sold the fiber facility and completed all restructuring activities by fiscal year end. In fiscal 1999, $470 of the original charge was reversed into income due to the actual amount of severance falling below the original estimate.


4.  INVENTORIES:

Inventories at October 3, 1999 and September 27, 1998 consisted of the following:

--------------------------------------------------------------------
                                            1999             1998
--------------------------------------------------------------------
Finished goods                          $  45,143         $  48,776
Raw materials and work in process          96,527           112,275
Manufacturing supplies                      8,056             8,811
--------------------------------------------------------------------
Total  inventories  valued at the lower
  of FIFO cost or market value            149,726           169,862
Adjustments to reduce FIFO cost
  to LIFO cost, net                        12,954            16,856
--------------------------------------------------------------------
     Total inventories                  $ 136,772         $ 153,006
====================================================================


5.  PROPERTY:

Property at October 3, 1999 and September 27, 1998 consisted of the following:

--------------------------------------------------------
                                   1999          1998
--------------------------------------------------------
Land                            $  13,294     $  12,804
Buildings                         120,137       115,144
Machinery and equipment           654,472       625,493
Construction in progress           22,383        19,112
--------------------------------------------------------
                                  810,286       772,553
Less - Accumulated
   depreciation                   497,871       445,612
--------------------------------------------------------
Property, net                   $ 312,415     $ 326,941
========================================================

Depreciation expense recorded during fiscal 1999, 1998 and 1997 was $61,869, $59,627 and $57,424, respectively.


6.  OTHER ASSETS:

Other assets at October 3, 1999 and September 27, 1998 consisted of the following:

--------------------------------------------------------
                                 1999            1998
--------------------------------------------------------
Goodwill                      $ 50,333        $ 52,448
Cash surrender value of
  life insurance                36,479          34,549
Other                           15,463          13,610
--------------------------------------------------------
Total other assets            $102,275        $100,607
========================================================

7.  ACCRUED LIABILITIES:

Accrued liabilities at October 3, 1999 and September 27, 1998 consisted of the following:

------------------------------------------------------------
                                     1999            1998
------------------------------------------------------------
Payroll and related benefits        $18,046        $18,404
Accrued interest                      3,128            --
Property taxes                        3,162          2,985
Plant restructuring                     --           2,676
Other                                15,849         13,174
-------------------------------------------------------------
Total accrued liabilities           $40,185        $37,239
=============================================================


8.  SHORT-TERM BORROWINGS AND LONG-TERM DEBT:

The Company uses short-term bank borrowings with terms of six months or less to meet seasonal working capital needs. The maximum short-term borrowings during fiscal 1999, 1998 and 1997 were $112,009, $82,918 and $49,904, respectively; the average borrowings were $68,246, $30,230 and $37,363, respectively; and the weighted average interest rates were 6%, 7% and 7% (6%, 6% and 6% for U.S. borrowings), respectively. Interest cost was $17,798, $13,814 and $17,430, for fiscal years 1999, 1998 and 1997, respectively. Interest costs of $1,200, $1,400 and $1,240, for fiscal 1999, 1998 and 1997, respectively, were capitalized to property, plant and equipment.

As of October 3, 1999, the Company had availability under uncommitted bank lines of credit of $61,616 and had additional availability under its revolving line of credit of $100,000.

The total borrowings on the uncommitted lines of credit outstanding as of September 27, 1998 of $125,000 was classified as long-term debt in the accompanying consolidated balance sheet as management had the intent and ability to refinance the borrowings through available long-term debt sources.

Long-term debt at October 3, 1999 and September 27, 1998 consisted of the following:


-------------------------------------------------------------------
                                             1999            1998
-------------------------------------------------------------------
Senior,  unsecured notes, due in 2008,
  interest at 7.06%                        $145,000           --
Uncommitted  lines of credit, various
  maturities and interest rates                 --         $125,000
Revolving line of credit, due in 2000,
  interest at 5.83%                             --           50,000
Term loan with a Mexican bank at various
  due dates and a variable  interest rate
  (25.0% at October 3, 1999)                  1,340           1,482
Other                                           329           1,201
---------------------------------------------------------------------
                                            146,669         177,683
Less -  Current maturities                      532             811
---------------------------------------------------------------------
Total long-term debt                       $146,137        $176,872
=====================================================================

In the first quarter of fiscal 1999, the Company issued $145,000 of unsecured, ten-year notes with a fixed coupon rate of 7.06%. The net proceeds were used to repay a portion of the Company's outstanding borrowings on its uncommitted lines of credit and revolving credit facility. During the fourth quarter of fiscal 1998, the Company entered into two treasury lock agreements with two financial institutions to provide interest rate protection related to these notes. These treasury lock agreements effectively fixed the U.S. Treasury portion of the interest rate at 5.437% on a notional amount of $57,500 and at 5.435% on a notional amount of $30,000. During the first quarter of fiscal 1999, the treasury lock agreements were terminated and a payment of $4,366 was made and is being amortized as additional interest expense over the period of the related debt.

During fiscal 1998, the Company repaid all of the senior unsecured notes outstanding due through 2003 with $50,000 of borrowings under its $150,000 revolving line of credit facility and additional borrowings under uncommitted lines of credit. In connection with the repayment, the Company recorded $3,994 of pretax prepayment penalties and $362 of pretax accelerated amortization of loan costs as an extraordinary item. The income tax effect related to those charges was $1,416.

Annual maturities of long-term debt for the next five years are, $532 in 2000, $532 in 2001, $276 in 2002, $0 in 2003 and $0 in 2004.

Under the terms of the Company's debt agreements, certain requirements and restrictions apply to future indebtedness, stockholders' investment, and tangible net worth. The Company is in compliance with all covenants under its debt agreements.


9.  FINANCIAL INSTRUMENTS:

The Company's financial instruments include cash, accounts receivable, accounts payable, short-term borrowings, long-term debt and foreign currency exchange contracts. Because of their short maturity, the carrying amount of cash, accounts receivable and accounts payable approximates fair value. Fair value of short-term borrowings and long-term debt is estimated based on current rates offered for similar debt. At October 3, 1999, the carrying amount of short-term borrowings and long-term debt, including the current portion, approximates fair value. The fair value of foreign currency forward agreements is based on quoted market prices as if the agreements were entered into on the measurement date. At October 3, 1999, the fair value of the foreign currency exchange contracts was $(336).


10.  INCOME TAXES:

The net deferred income tax liability at October 3, 1999 and September 27, 1998 was comprised of the following:


----------------------------------------------
                      1999          1998
----------------------------------------------
Assets              $ 33,576      $ 25,286
Liabilities          (53,320)      (50,103)
----------------------------------------------
Total               $(19,744)     $(24,817)
==============================================

Temporary differences and carryforwards which gave rise to significant deferred income tax assets (liabilities) as of October 3, 1999 and September 27, 1998 were as follows:

---------------------------------------------------------
                                      1999         1998
---------------------------------------------------------
Current  prepaid (deferred)
 income taxes:
Income tax credit carryforwards
 (expire 2004)                    $    245      $  3,222
Inventory valuation differences     (4,061)       (3,302)
Allowances for doubtful accounts     5,184         2,056
Accrued expenses and reserves not
 currently deductible for tax        4,114         2,795
Restructuring accruals                 --          1,058
Accrued environmental expenses         392           396
Other, net                           1,158            33
---------------------------------------------------------
Total current prepaid
 income taxes                     $  7,032      $  6,258
=========================================================
Long-term prepaid (deferred)
 income taxes:
Property                          $(41,507)     $(39,175)
Income tax credit carryforwards
 (expire 2004-2012)                 11,372           --
Accrued pension and other
 employee benefits                   8,089         7,619
Alternative minimum and other
 tax credit carryforwards
 (no expiration)                     3,124         3,843
Accrued environmental expenses         788         1,460
Investments in limited partnerships (2,827)       (2,644)
Goodwill amortization               (3,076)       (2,284)
Financing costs                     (1,554)          --
Other, net                             --            106
---------------------------------------------------------
Total long-term deferred
 income taxes                     $(25,591)     $(31,075)
Valuation allowance                 (1,185)          --
---------------------------------------------------------
Total long-term deferred
  income taxes                    $(26,776)     $(31,075)
==========================================================

The domestic and foreign components of income before income taxes were as follows:


------------------------------------------------------------
                            1999        1998         1997
------------------------------------------------------------
Domestic                  $11,377     $34,562      $49,138
Foreign                       778      14,544       16,672
------------------------------------------------------------
Total                     $12,155     $49,106      $65,810
============================================================

The income tax provision consisted of the following elements:


-----------------------------------------------------------
                            1999        1998         1997
-----------------------------------------------------------
Currently payable:
   U.S. Federal            $2,238      $4,499      $15,803
   State                      320         823        2,338
   Foreign                   (613)      1,606        6,159
Deferred payable (benefit):
   U.S. Federal            (1,575)      6,115       (1,826)
   State                     (175)        795          434
   Foreign                  1,730       2,122         (336)
------------------------------------------------------------
Total                      $1,925     $15,960       $22,572
============================================================

The income tax provision as a percentage of pre-tax income differs from the statutory U.S. Federal rate for the following reasons:


----------------------------------------------------------------------
                                     1999          1998         1997
----------------------------------------------------------------------
Statutory U.S. Federal Income
 tax rate                            35.0%         35.0%        35.0%
State income taxes, net of
 Federal Income tax reduction         4.8           2.1          2.9
Foreign taxes                         9.9          (1.6)        (0.2)
Tax credits                         (33.3)         (3.0)        (2.9)
Nondeductible goodwill                2.7           0.8           --
Charitable contribution              (1.9)           --           --
Other                                (1.4)         (0.8)        (0.5)
------------------------------------------------------------------------
Effective income tax rate            15.8%         32.5%        34.3%
========================================================================

During fiscal 1999 and 1997, the Company generated a one-time net tax benefit from a dividend from the Company's United Kingdom subsidiary under the Advanced Corporation Tax rules and the U.S.-U.K. Income Tax Treaty. As a result, the Company generated $4,836 of foreign tax credits which are available for U.S. federal income tax purposes. Due to the uncertainty of realization of a portion of these credits because of the annual limitations and the expiration period, the Company established a related valuation allowance of $1,185 during fiscal 1999.


11.  BENEFIT PLANS:

During fiscal 1999, the Company adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits". SFAS No. 132 standardizes the disclosure requirements for pensions and other postretirement benefits.

Guilford Mills, Inc. has a non-contributory defined benefit plan for the majority of its hourly employees (the Guilford Plan). Gold Mills, Inc., a wholly-owned subsidiary, also has a non-contributory defined benefit plan and a multi-employer pension plan covering the majority of its employees. Guilford Europe Limited, a wholly-owned subsidiary, has a defined benefit pension plan covering the majority of its employees. The funded status of defined benefit plans at the measurement dates of September 30, 1999 and September 30, 1998, respectively, were:


----------------------------------------------------------------------
                                              1999            1998
----------------------------------------------------------------------
Projected benefit obligation:
Beginning of year                           $47,287          $44,941
         Service cost                         2,080            2,080
         Interest cost                        3,109            3,339
         Plan participants contributions        248              238
         Actuarial loss/(gain)                  948           (2,158)
         Benefit payments                    (2,878)          (2,087)
         Foreign currency adjustment           (441)             934
-----------------------------------------------------------------------
End of year                                 $50,353          $47,287
-----------------------------------------------------------------------
Fair value of plan assets:
Beginning of year                           $45,450          $41,876
         Actual return on plan assets         4,667            1,335
         Employer contributions               1,999            3,136
         Plan participant contributions         248              238
         Benefit payments                    (2,878)          (2,087)
         Foreign currency adjustment           (453)             952
-----------------------------------------------------------------------
End of year                                 $49,033          $45,450
-----------------------------------------------------------------------
Reconciliation of funded status to net
 amount recognized:
Funded status                               $(1,320)         $(1,837)
         Unrecognized transition asset      $(1,810)         $(1,997)
         Unrecognized prior service cost        (56)             (62)
         Unrecognized loss                    3,624            3,733
------------------------------------------------------------------------
Net amount recognized                       $   438          $  (163)
------------------------------------------------------------------------
Amounts recognized in the Consolidated
 Balance Sheets:
         Other current assets               $   909          $   700
         Other current liabilities           (1,589)          (1,003)
         Other assets                           452              140
         Accumulated other comprehensive
          income                                666               --
------------------------------------------------------------------------
Net amount recognized                       $   438          $  (163)
========================================================================

Funded status is determined using assumptions as of the end of each year. The Guilford Plan was under funded as of September 30, 1999 and September 30, 1998. The projected benefit obligation, accumulated benefit obligation and fair value of net assets of the Guilford Plan were $25,910, $25,215 and $23,627, respectively, as of September 30, 1999. The projected benefit obligation, accumulated benefit obligation and fair value of net assets of the Guilford Plan were $23,922, $23,040, and $22,038, respectively, as of September 30, 1998. Net pension expense is determined using assumptions as of the beginning of each year. The weighted average assumptions at the respective measurement dates were:


------------------------------------------------------------------
                                             1999          1998
------------------------------------------------------------------
Discount rate                                6.58%         6.80%
Long-term rate of return on plan assets      8.39%         8.80%
Long-term rate of salary progression         3.18%         3.59%
==================================================================

The components of the defined benefit plan expenses were:

----------------------------------------------------------------------
                                    1999          1998         1997
----------------------------------------------------------------------
Defined  benefit plans:
         Service cost              $2,080        $2,080       $1,766
         Interest cost              3,109         3,339        3,068
         Expected return on
            plan assets            (3,731)       (3,726)      (3,235)
         Amortization of:
            Transition asset         (187)         (187)        (187)
            Prior service cost         (5)           (5)          (5)
            Loss                      132            89          248
----------------------------------------------------------------------
Net periodic pension cost           1,398         1,590        1,655
Domestic multi-
  employer plan                       265           270          264
----------------------------------------------------------------------
            Total                  $1,663        $1,860       $1,919
======================================================================

The Company maintains defined contribution plans for certain officers and salaried employees. Contributions under these plans are determined by the Board of Directors. During fiscal 1999, 1998 and 1997, the provisions under the defined contribution plans were $3,323, $3,444, and $2,905, respectively.

The Company also maintains deferred compensation plans for certain officers and salaried employees which provide post-retirement cash payments for various specified periods and amounts. These plans are being provided for currently. During fiscal 1999, 1998 and 1997, the provisions under these plans were $2,173, $2,310, and $2,167, respectively. The liability for deferred compensation was $18,252 at October 3, 1999 and $17,899 at September 27, 1998 and was included in other long-term liabilities in the accompanying balance sheets.

Life insurance policies are maintained to fund the deferred compensation plans and other benefits to senior management such as life insurance and defined benefit plans, and for keyman coverage. These insurance policies are payable to the Company and use of the proceeds are restricted to the extent of trust requirements. There are no loans outstanding against these policies.


12.  COMMITMENTS AND CONTINGENCIES:

The Company leases certain of its manufacturing and office facilities and equipment under non-cancelable operating leases with remaining terms of up to 26 years. Rent expense under these leases was $6,673 in 1999, $6,337 in 1998, and $5,055 in 1997. At October 3, 1999, future minimum rental payments applicable to these leases are $5,140 in 2000, $4,078 in 2001, $3,093 in 2002, $1,690 in 2003,
$1,540 in 2004, and $18,523 thereafter.

Several purported class action lawsuits have been filed on behalf of purchasers of the Company's common stock against the Company and certain of its officers and directors. These lawsuits were consolidated by order of the Court on January 8, 1999. A Consolidated and Amended Class Action Complaint (the "Consolidated Complaint") was filed on February 8, 1999. The Consolidated Complaint purports to allege claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder, in connection with the Company's public disclosure of accounting irregularities at the Hofmann Laces unit in fiscal year 1998. Specifically, the Consolidated Complaint alleges that, during the alleged class period (January 20, 1998 through October 26, 1998), defendants materially misrepresented the Company's financial condition and overstated the Company's reported earnings. No specific amount of damages is sought in the Consolidated Complaint.

On April 9, 1999, defendants filed a motion to dismiss the Consolidated Complaint. On July 21, 1999, the Court entered an order dismissing all claims against one of the Company's officers but denied the Company and one of its director's motion to dismiss.

Plaintiffs filed their Second Amended Complaint on September 7, 1999 and defendants answered the Second Amended Complaint on September 24, 1999.

On November 1, 1999, plaintiffs filed a motion seeking to certify a plaintiff class consisting of all persons or entities who purchased the common shares of Guilford Mills, Inc. from January 20, 1998 through October 26, 1998 inclusive. Guilford has until December 15, 1999, to oppose plaintiffs' class certification motion. The Company intends to vigorously defend the lawsuits.

The Securities and Exchange Commission (the "Commission") has issued a formal Order Directing Private Investigation and Designating Officers To Take Testimony (the "Formal Order") with respect to accounting irregularities at the Hofmann Laces Unit which the Company had previously disclosed in press releases in
October  and  November  1998.  Prior to the  issuance of the Formal  Order,  the
Company had voluntarily provided certain information to the Commission concerning the accounting irregularities at the Hofmann Laces Unit. The Company has delivered documents to, and intends to continue cooperating fully with, the Commission.

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

During  the  fourth  quarter  of 1992,  the  Company  also  received a Notice of
Violation from the North Carolina Division of Environmental Management concerning ground water contamination on or near one of its North Carolina facilities. The Company voluntarily agreed to allow the installation of monitoring wells at the site, but denies that such contaminants originated from the Company's operations or property. An additional pre-tax charge of $1,250 was provided in the fourth quarter of fiscal 1992 to reflect the estimated future costs of this monitoring and other environmental matters including the removal of underground storage tanks at the Company's facilities. The Company has removed all underground storage tanks at its facilities. At October 3, 1999, environmental accruals amounted to $4,247 of which $3,247 is non-current and was included in other deferred liabilities in the accompanying balance sheet.

The Company is also involved in various litigation, including the matters described above, arising out of the ordinary course of business. Although the final outcome of these legal and environmental matters cannot be determined, based on the facts presently known, it is management's opinion that the final resolution of these matters will not have a material adverse effect on the Company's financial position or future results of operations.


13.  CAPITAL STOCK AND STOCK COMPENSATION:

On February 4, 1999, the stockholders of the Company approved an amendment to the Company's Certificate of Incorporation increasing the number of authorized shares of Common Stock from 40,000,000 to 65,000,000.

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

The Company has a stock option plan for key employees and directors. On June 23, 1999, the Compensation Committee of the Company's Board of Directors increased the number of shares authorized under the stock option plan from 2,500,000 to 2,750,000. Options granted may be either incentive stock options or non-qualified options with only non-qualified options granted to the directors. Under the terms of the plan, the purchase price of shares subject to each incentive option granted will not be less than the fair market value at the date of grant. The purchase price of shares subject to each non-qualified option is determined by the Company's Board of Directors, the Executive Committee or the Option Committee. Options granted to directors vest one-third on the date of grant and one-third each year for the next two years. Options granted to employees (pursuant to an agreement with each employee) vest one-third two years from the date of grant and one-third each year for the next two years. The options have a life of either five or ten years from the grant date. As of October 3, 1999 and September 27, 1998, 287,428 and 393,807 shares, respectively, were available for grant.

Option activity under the plan was as follows:


--------------------------------------------------------------------------------
                                Number of                     Weighted Average
                                  Shares      Exercise Price   Exercise Price
                               Under Option     Per Share         Per Share
--------------------------------------------------------------------------------
Balance, September 29, 1996      872,376     $12.44  to $16.33      $14.76
Granted                          909,350      17.21  to  23.70       20.22
Exercised                       (367,577)     12.44  to  16.33       14.74
Forfeited                        (39,246)     13.87  to  15.50       14.55
--------------------------------------------------------------------------------
Balance, September 28, 1997    1,374,903      12.44  to  23.70       18.11
Granted                          372,625      19.53  to  27.59       20.84
Exercised                       (118,882)     13.46  to  18.37       14.24
Forfeited                        (62,155)     13.87  to  19.75       16.88
--------------------------------------------------------------------------------
Balance, September 27, 1998    1,566,491      13.46  to  27.59       19.00
Granted                          434,000       8.63  to  14.72       10.00
Exercised                        (24,000)     13.46  to  13.87       13.49
Forfeited                        (77,622)      9.22  to  19.75       16.94
--------------------------------------------------------------------------------
Balance, October 3, 1999       1,898,869     $ 8.63  to $27.59      $17.15
================================================================================

These options expire at various dates through fiscal 2009. The weighted average remaining contractual life of the options outstanding at October 3, 1999 was 7 years. Options exercisable at October 3, 1999, September 27, 1998 and September 28, 1997 were 656,159, 291,795 and 239,927, respectively. The weighted average exercise price on the options exercisable was $17.60, $15.41, and $14.48 on October 3, 1999, September 27, 1998 and September 28, 1997, respectively. The weighted average fair market value of the Company's common stock at the date of grant was $10.00, $20.84 and $20.22 for grants made in fiscal 1999, 1998 and 1997, respectively.

The Company has elected to continue to account for stock option grants under APB Opinion No. 25 and is required to provide pro forma disclosures of what net income and earnings per share ("EPS") would have been had the Company adopted the fair value method for recognition purposes under SFAS No. 123. The following information is presented as if the Company had adopted SFAS No. 123 and restated its results:

----------------------------------------------------------------------
                                       1999        1998        1997
----------------------------------------------------------------------
Income Before Extraordinary Item:
         As reported                 $10,230      $33,146     $43,238
         Pro forma                   $ 9,182      $32,272     $42,902
----------------------------------------------------------------------
Net Income:
         As reported                 $10,230      $30,206     $43,238
         Pro forma                   $ 9,182      $29,332     $42,902
----------------------------------------------------------------------
Basic EPS Before Extraordinary Item:
         As reported                 $  0.47      $  1.32     $  1.92
         Pro forma                   $  0.42      $  1.28     $  1.91
-----------------------------------------------------------------------
Diluted EPS Before Extraordinary Item:
         As reported                 $  0.47      $  1.30     $  1.78
         Pro forma                   $  0.42      $  1.27     $  1.77
-----------------------------------------------------------------------
Basic EPS:
         As reported                 $  0.47      $  1.20     $  1.92
         Pro forma                   $  0.42      $  1.17     $  1.91
-----------------------------------------------------------------------
Diluted EPS:
         As reported                 $  0.47      $  1.19     $  1.78
         Pro forma                   $  0.42      $  1.15     $  1.77
=======================================================================

For the above information, the fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in fiscal 1999, 1998 and 1997: (i) expected volatility ranging from 20% to 29%, (ii) expected lives ranging from 4 to 7 years, (iii) risk free interest rates ranging from 4.3% to 6.7% and (iv) an expected dividend yield of 1.8% to 3.7%. The weighted average calculated value in excess of the grant value of an option granted during fiscal 1999, 1998, and 1997 under the Black-Scholes model was $2.44, $6.36, and $5.00, respectively. Because SFAS No. 123 method of accounting has not been applied to options granted prior to October 2, 1995, the above pro forma amounts may not be representative of the estimated compensation costs to be expected in future years.

The Company authorized 2,250,000 shares of common stock for the 1989 Restricted Stock Plan, which covered certain key salaried employees. This plan expired in June 1999, but allows the vesting of the 295,533 shares that were outstanding (held in trust) under the plan at October 3, 1999. These shares carry voting and dividend rights; however, sale of the shares is restricted prior to vesting. Of the 58,000 shares granted in fiscal year 1998, 40,000 vest evenly over a three-year period commencing September 30, 1998 and 18,000 vest evenly over a four-year period commencing May 27, 2001, subject generally to continued employment. Of the 322,750 shares granted in fiscal year 1997, 20% vested on the date of grant, May 27, 1997. The remaining 80% of the grant vests over a four-year period (20% annually) commencing on the fourth anniversary of the grant date, subject to continued employment. Shares granted prior to fiscal 1997 vest evenly over three years, subject to continued employment. Dividend payments are made to an escrow account. The accrual for shares issued under the plan is recorded at fair market value on the date of grant with a corresponding charge to stockholders' investment representing the unearned portion of the award. The unearned portion is being amortized as compensation expense on a straight-line basis over the related vesting period. Compensation expense in fiscal 1999, 1998 and 1997 was $1,449, $1,468 and $1,783, respectively.

The Company has an employee stock ownership plan which covers the majority of U.S. full-time employees who have completed one year of service. Annual awards are based upon the approval of the Board of Directors and are tied to targeted earnings levels achieved during the year. Employees immediately vest in 50% of the annual award and can elect to receive the 50% vested portion in cash or as a common stock contribution to the plan. The remaining 50% of the award is made to the plan in the form of the Company's common stock or in cash which is used to purchase the Company's common stock. Employee rights to this portion of the award vest over a seven-year period. Vested shares are payable at retirement, death or disability, or termination of employment. Shares of common stock in the plan carry normal voting and dividend rights. Compensation expense for the plan for fiscal 1999, 1998 and 1997 was $0, $0, and $4,063, respectively, based on the Company's attainment of certain performance targets. As of October 3, 1999, the plan held 901,039 shares of the Company's common stock. These shares are considered outstanding and included in the basic and diluted earnings per share calculations.

In June and September 1998, the Company's Board of Directors authorized the repurchase of up to an aggregate of 3,500,000 shares of the Company's common stock. As of October 3, 1999, the Company repurchased 3,496,793 shares on the open market at an average price of $15.57. In August 1999, the Company's Board of Directors authorized the repurchase of 3,071,712 shares of the Company's stock from a beneficial owner at $9.50 per share, the fair market value at the date of the transaction. The Company's repurchases of shares were recorded as treasury stock and resulted in a reduction of stockholders' equity. The Company had an agreement with three of its directors whereby the Company may exercise a first right of refusal on the disposition of shares. Pursuant to these agreements, the Company repurchased an additional 261,625 shares in fiscal 1998 at an average price of $29.06, the fair market value at the date of the transactions. The Company maintains this agreement with two of its directors.

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

The Company has an agreement with one of its directors whereby the Company will, in the event of his death prior to June 22, 2001, purchase common stock of the Company owned by the director in the amount of $5,000. The number of shares purchased will be based on the average market value of the stock for a 20-day period preceding the date of death.

In 1990, the Board of Directors declared a dividend of one preferred stock purchase right on each outstanding share of the Company's common stock. If the rights become exercisable, separate certificates evidencing the rights will be distributed and each right will entitle the holder to purchase from the Company a new series of preferred stock at a pre-defined price. The rights also contain an option to purchase shares in a change of control situation. The preferred stock, in addition to a preferred dividend and liquidation right, will entitle the holder to vote on a pro rata basis with the Company's common stock. The rights are not exercisable until either certain changes in ownership of the Company occur or an announcement of a tender offer for at least 30% of the Company's common stock is made. The rights are redeemable by the Company at a fixed price until 10 days, or longer as determined by the Board, after the occurrence of certain defined events or at any time prior to the expiration of the rights on August 23, 2000 if such events do not occur. As of October 3, 1999, the Company had reserved 300,000 preferred shares as issuable pursuant to these rights. At the present time, the rights have no dilutive effect on the earnings per share calculation.


14. COMPREHENSIVE INCOME:

The Company adopted SFAS No. 130, "Comprehensive Income", during fiscal 1999. Provisions of SFAS No. 130 require companies to display with prominence comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income is the total of net income and all other non-owner changes in equity. The accumulated balances and activity for each component of Accumulated Other Comprehensive Loss are as follows:

--------------------------------------------------------------------------------
                                 Foreign                      Accumulated
                                 Currency        Pension        Other
                                Translation      Equity        Comprehensive
                                 Adjustment      Adjustment      Loss
--------------------------------------------------------------------------------
Balance at September 29, 1996     $(11,988)         --          $(11,988)
   Change in balance                 2,384          --             2,384
--------------------------------------------------------------------------------
Balance at September 28, 1997       (9,604)         --            (9,604)
   Change in balance                 2,027          --             2,027
--------------------------------------------------------------------------------
Balance at September 27, 1998       (7,577)         --            (7,577)
   Change in balance                (4,036)        (666)          (4,702)
--------------------------------------------------------------------------------
Balance at October 3, 1999        $(11,613)       $(666)        $(12,279)
================================================================================

The income tax benefit for the pension equity adjustment in fiscal 1999 was $436. No income taxes have been provided for the foreign currency translation adjustments.


15. EARNINGS PER SHARE:

The following table reconciles basic and diluted earnings per share:

--------------------------------------------------------------------------------
                               Income Before   EPS Before
                               Extraordinary   Extraordinary   Net     Earnings
                     Shares        Item          Item         Income   Per Share
--------------------------------------------------------------------------------
1999:
Basic EPS         21,952,000      $10,230       $0.47         $10,230   $0.47
                                                ------                  ------
Add effect of
  dilutive securities:
Options and
  restricted stock    10,000          --                          --
                  -----------------------                     --------
Diluted EPS       21,962,000      $10,230        $0.47        $10,230   $0.47
================================================================================
1998:
Basic EPS         25,134,000      $33,146        $1.32        $30,206   $1.20
                                                 -----                  -----
Add effect of
  dilutive securities:
Options and
  restricted stock   343,000          --                           --
                  ------------------------                    --------
Diluted EPS       25,477,000      $33,146        $1.30        $30,206   $1.19
================================================================================
1997:
Basic EPS         22,470,000      $43,238        $1.92        $43,238   $1.92
                                                 -----                  -----
Add effect of
  dilutive securities:
Options and
  restricted stock   176,000           --                          --
6% Convertible
  debt             2,801,000        2,170                       2,170
                  -------------------------                   -------
Diluted EPS       25,447,000      $45,408        $1.78        $45,408   $1.78
================================================================================

The number of outstanding stock options and shares of restricted stock considered antidilutive for either part or all of the fiscal year and not included in the calculation of diluted net income per share for the fiscal years ended 1999, 1998, and 1997 were 1,898,869, 1,534,650, and 990,300, respectively.
These antidilutive stock options and restricted stock were outstanding at the end of each fiscal year.


16.  SEGMENT INFORMATION:

The Company adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" in fiscal 1999. SFAS No. 131 requires companies to report information on segments using the management approach. The Company operates as a matrix-form organization comprised of business units and market sectors. Based on SFAS No. 131, the operating segments would be based upon markets and the Company has identified four reportable segments based on these markets: Apparel, Automotive, Home Fashions and Other.


Apparel: The Company manufactures fabrics in the U.S. and Mexico for a variety of apparel applications. Guilford Mills, Inc. is one of the major producers of synthetic fabrics. Fabric uses range from basic intimate apparel to high fashion swimwear, shapewear and ready-to-wear predominately used in women's garments.

Automotive: The Company supplies a broad range of fabrics to automotive original equipment manufacturers, "Tier 1", "Tier 2", and "Tier 3" suppliers worldwide. These fabrics are further fabricated into the seats and headliners of passenger cars, sport utility vehicles, conversion vans and light trucks. The Company manufactures automotive fabric in the U.S., United Kingdom, Mexico and Brazil.

Home Fashions: The Company produces and distributes directly to retail a broad line of products for the home including window curtains, sheets, comforters, pillowcases, bedskirts and shower curtains. The Company also produces fabrics used in mattress ticking, residential and office furniture and for window treatment applications.

Other : The Company also produces specialty fabrics that are used in diverse consumer and industrial applications. Many of these fabrics are proprietary or patented. These specialty fabrics as well as the Company's fibers operation are combined into this segment.

The accounting policies of the reportable segments are the same as those described in Note 1 of Notes to Consolidated Financial Statements. The Company neither allocates to the segments nor bases segment decisions on the following:
                  --Interest revenue
                  --Interest expense
                  --Unusual items
                  --Investment income
                  --Income tax expense or benefit
                  --Extraordinary items
                  --Noncash items other than depreciation or
                    amortization expense

Many of the Company's assets are used by multiple segments. While certain assets are identifiable by segment, an allocation of the substantial remaining assets is not meaningful.

---------------------------------------------------------------------------
                                                Home
                      Apparel     Automotive   Fashions    Other     Total
---------------------------------------------------------------------------
1999
External sales        $336,511     $361,269    $111,530  $ 47,528  $856,838
Intersegment sales                                        127,873   127,873
Operating profit         3,534       29,982      (6,361)    2,753    29,908
Interest expense                                                     16,598
Other expense, net                                                    1,155
Income before income taxes                                           12,155
Depreciation expense  $ 19,855     $ 18,591    $ 10,641  $ 12,782  $ 61,869
---------------------------------------------------------------------------
1998
External sales        $340,224     $338,221    $151,889  $ 64,200  $894,534
Intersegment sales                                        141,905   141,905
Operating profit         7,811       32,484      12,378     8,563    61,236
Interest expense                                                     12,414
Other expense, net                                                     (284)
Income before income taxes
 and extraordinary item                                              49,106
Extraordinary item                                                   (2,940)
Depreciation expense  $ 17,567     $ 19,062    $  9,516   $ 13,482 $ 59,627
----------------------------------------------------------------------------
1997
External sales        $352,475     $329,472    $127,659   $ 85,103 $894,709
Intersegment sales                                          69,634   69,634
Operating profit        16,677       33,664      17,799     17,227   85,367
Interest expense                                                     16,190
Other expense, net                                                    3,367
Income before income taxes                                           65,810
Depreciation expense  $ 16,066     $ 18,091    $  8,003   $ 15,264 $ 57,424
============================================================================

17.  GEOGRAPHIC INFORMATION:

The accompanying financial statements include the following amounts related to the operations of the Company's subsidiaries in the United Kingdom, Mexico and
Brazil:


-------------------------------------------------------------------
                                    1999        1998        1997
-------------------------------------------------------------------
Net sales to unaffiliated
 customers:
    United States                $705,628     $716,687     $707,991
    United Kingdom                108,394      126,067      136,962
    Mexico                         40,637       51,780       49,756
    Brazil                          2,179           --           --
-------------------------------------------------------------------
      Total net sales            $856,838     $894,534     $894,709
===================================================================

Long-lived assets:
    United States                $272,209     $283,912
    United Kingdom                 30,195       34,769
    Mexico                         21,629       16,360
    Brazil                          3,845        5,510
--------------------------------------------------------
      Total long-lived assets    $327,878     $340,551
========================================================

During fiscal 1999, 1998 and 1997, no single customer accounted for 10% or more of net sales. The Company's net sales reflected substantial direct and indirect sales to certain large automotive original equipment manufacturers.


18.  SUMMARY OF QUARTERLY EARNINGS (UNAUDITED):

----------------------------------------------------------------------
1999 Quarter:           First        Second        Third       Fourth
----------------------------------------------------------------------
Net sales             $214,913      $218,270      $217,923    $205,732
Gross profit            36,153        38,006        31,659      30,107
Net income               2,363         4,755           931       2,181
----------------------------------------------------------------------
Net income per share:
    Basic                  .10           .21           .04         .11
    Diluted                .10           .21           .04         .11
======================================================================

----------------------------------------------------------------------
1998 Quarter:
----------------------------------------------------------------------
Net sales             $213,377      $228,448      $232,768    $219,941
Gross profit            38,533        42,189        46,978      41,730
Income before
   extraordinary item    6,491         9,253        12,846       4,556
Net income               6,491         9,253        12,846       1,616
----------------------------------------------------------------------
Income per share
  before extraordinary
  item:
    Basic                  .26           .36           .50         .19
    Diluted                .25           .36           .49         .19
----------------------------------------------------------------------
Net income per share:
    Basic                  .26           .36           .50         .07
    Diluted                .25           .36           .49         .07
=======================================================================

Report of Independent Public Accountants

To the Stockholders and Board of Directors of Guilford Mills, Inc.:


We have audited the accompanying consolidated balance sheets of Guilford Mills, Inc. (a Delaware corporation) and subsidiaries as of October 3, 1999 and September 27, 1998, and the related consolidated statements of income, stockholders' investment and cash flows for each of the three years in the period ended October 3, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Guilford Mills, Inc. and subsidiaries as of October 3, 1999 and September 27, 1998 and the results of their operations and their cash flows for each of the three years in the period ended October 3, 1999, in conformity with generally accepted accounting principles.

                                                 /s/Arthur Andersen LLP
                                                 -----------------------
                                                    Arthur Andersen LLP
                                                    Greensboro, North Carolina,
                                                    November 11, 1999.

STATEMENT OF MANAGEMENT'S RESPONSIBILITY


The management of Guilford Mills, Inc. has the responsibility for the preparation and integrity of all information contained in the Annual Report. The financial statements, including footnotes, have been prepared in accordance with generally accepted accounting principles and include amounts that are based on management's best estimates and judgments.

The Company maintains an internal accounting control system designed to provide reasonable assurance of the safeguarding and accountability of Company assets, and to ensure that its financial records provide a reliable basis for the preparation of financial statements and other data. The system includes an appropriate division of responsibility and is documented by written policies and procedures that are communicated to employees with significant roles in the financial reporting process and updated as necessary. In addition, the achievement of effective operations is promoted by this system. There are limits inherent in all systems of internal control based on the recognition that the cost of such systems should not exceed the benefits derived and the likelihood of achievement of objectives can be affected by human judgment, failure or circumvention. Management believes the Company's system of internal controls provides an appropriate balance.

The control environment is complemented by an internal auditing program, comprised of internal and external business advisors who independently assess the effectiveness of the internal controls and report findings to management throughout the year. The group delivers increased value by aligning with the business objectives to reduce risk and create cost efficiencies. The Company's financial statements have been audited by independent public accountants who have expressed their opinion with respect to the fairness of the presentation of these statements in conformity with generally accepted accounting principles. They objectively and independently review the performance of management in carrying out its responsibility for reporting operating results and financial condition. Their opinion is based on procedures which they believe to be sufficient to provide reasonable assurances that the financial statement contain no material errors. Management has made available to the independent public accountants all of the Company's financial records and related data, as well as the minutes of stockholders' and directors' meetings. Recommendations by both internal and external auditors concerning internal control deficiencies are considered and are implemented with an appropriate urgency by management.

The Audit Committee of the Board of Directors, which is formally chartered, is comprised solely of non-employee directors who meet periodically with the independent auditors, management and the Company's internal auditors to review the work of each and to evaluate the accounting, auditing, internal controls and financial reporting matters. The independent auditors and the Company's internal auditors have free access to the Audit Committee, without the presence of management.

/s/ Terrence E. Geremski
------------------------
Terrence E. Geremski
Executive Vice President/Chief Financial Officer

COMMON STOCK MARKET PRICES AND DIVIDENDS

    Fiscal 1999
    ------------------------------------------------------------------------
    Quarter                    High                Low           Dividends
    ------------------------------------------------------------------------
    First                    $17                 $11 1/2               $.11
    Second                    18                   8 3/4                .11
    Third                     11                   8 1/8                .11
    Fourth                    10 5/8               8 1/2                .11

    Year                     $18                 $ 8 1/8               $.44


    Fiscal 1998
    --------------------------------------------------------------------------
    Quarter                   High                Low           Dividends
    --------------------------------------------------------------------------
    First                    $28  1/4            $23 1/8             $.11
    Second                    29  1/8             25                  .11
    Third                     29  5/8             18 1/2              .11
    Fourth                    21 1/16             13 3/4              .11

    Year                     $29  5/8            $13 3/4             $.44



The high and low stock  market  prices
are  as  reported   under  the  ticker
symbol  "GFD"  on the New  York  Stock
Exchange   which   is  the   principal
market   for  the   Company's   common
stock.  On  November  15,  1999  there
were 448 stockholders of record.

Based on  continued  favorable  future
operations  and the  present  level of
available      retained      earnings,
management    anticipates   continuing
its current dividend policies.