Form 10-K, Exhibit 13
period 2000-10-01
GUILFORD MILLS INC
filed 2000-12-22
CIK 44471

Exhibit 13
                                                                      ----------


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

The Apparel segment fabrics are used predominantly in women's intimate apparel, ready-to-wear and swimwear garments. Other end uses include team sportswear and linings.

The Home Fashions segment produces upholstery fabrics for use in office and residential furniture, mattress ticking and window treatment applications. This segment also includes sales to retailers of knit and/or lace comforters, window curtains, sheets, shower curtains, pillowcases and bedskirts.

The remainder of Guilford's fabrics are sold for use in a broad range of industrial/specialty products and are included in the Other segment. The Company's fibers operations are also included in this segment.

Goods are manufactured in the United States, the United Kingdom, Portugal, Mexico and Brazil. Approximately 80% of the Company's net sales originate from the United States. Guilford's foreign operations are subject to fluctuations in foreign exchange rates that affect the Company's operating results and financial position due to translation gains and losses recognized in converting such activity to local currency and to U.S. dollars. Effective January 1, 1999, the Mexican economy was no longer considered "highly inflationary" for financial reporting purposes and the functional currency for translating the balance sheet and the results of operations of the Company's Mexican operation, Grupo Ambar S.A. de C.V. ("Grupo Ambar"), returned to the Mexican peso from the U.S. dollar.

RESULTS OF OPERATIONS
2000 Compared to 1999 - Consolidated sales for fiscal 2000 were $814.2 million, a decrease of 5.0% from fiscal 1999's $856.8 million. Increased sales in the Automotive segment were more than offset by sales declines in the other three segments, particularly in the Apparel segment.

Automotive segment sales were $380.6 million, or 46.8% of consolidated net sales, in fiscal 2000 compared to $361.3 million in fiscal 1999, an increase of 5.3%. This resulted primarily from an increase in the U.S. car build in fiscal 2000 to 17.4 million units compared to car build in fiscal 1999 of 16.9 million units. Additionally, further penetration into the New Domestics OEMs allowed Guilford to gain bodycloth market share in the overall U.S. vehicle market. Internationally, a decrease in sales by the U.K. operations was offset by increases in Mexico and Brazil. In the U.K., lower build levels and loss of market share of a major customer, along with the strength of the British pound sterling compared to the Euro, caused the majority of the decrease. The sales increase in Mexico was the result of the return of a major customer, combined with increased sales to existing customers. Sales in Brazil, while small, grew by nearly 170% over fiscal 1999 due to an increase in the Brazilian car build and additional market penetration by Guilford.

Apparel segment sales were $292.5 million, or 35.9% of consolidated net sales, in fiscal 2000 compared to $336.5 million in fiscal 1999, a decrease of 13.1%. The entire U.S. apparel industry has been negatively affected by lower-priced fabrics and garments from overseas. While each of the intimate apparel, ready-to-wear, swimwear and other apparel sectors had year over year declines, the largest decreases were in the warp knit ready-to-wear, linings, robewear/sleepwear and solid swimwear product lines. In addition, the Company's sales in this segment have been impacted by financial difficulties experienced by some key customers and a weak lace market. Sales of the Company's Lycra(R)-containing fabrics, used in shapewear, circular knit ready-to-wear and printed swimwear, increased over fiscal 1999.

The Home Fashions segment sales were $95.5 million, or 11.7% of consolidated net sales, in fiscal 2000 compared to $111.5 million in fiscal 1999, a decrease of 14.3%. Decreased sales of home fashions fabrics, especially mattress ticking, caused the majority of the decline. Increased sales in direct-to-retail window curtains and bedding were more than offset by the discontinuation of the Company's circular knit sheeting business. The segment also has been impacted by the financial instability of several large retailers.

Sales in the Other segment were $45.6 million, or 5.6% of consolidated net sales, in fiscal 2000 compared to $47.5 million in fiscal 1999, a decrease of 4.0%. The continued decline in the Company's sales of hook and loop closure fabrics, caused mostly by lower sales to a large customer, was partially offset by sales increases in fibers and other fabrics, particularly in Mexico.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(CONTINUED)

Gross margin decreased to $105.3 million or 12.9% of net sales in fiscal 2000 from $132.3 million or 15.4% of net sales in fiscal 1999. The largest decrease came in the Apparel segment, where the most significant impact to margin was the volume decline. Related decreased production caused under-utilization of equipment. The lower volume caused a decline in gross margin of $15.4 million in Apparel. The Company reduced fixed costs in several of its facilities to partially offset the impact of these volume declines. Additionally, the Company has reduced prices of certain products in order to compete with lower-priced imports. In the Automotive segment, gross margin was negatively impacted by higher prices charged by outside processors which were necessary to meet unexpected demand in the U.S. The high demand also caused inefficiencies associated with running consecutive 7-day per week operations. Excess costs and expenses totaled $8.5 million and more than offset incremental gross margin of $5.7 million from volume increases. Gross margin in the U.K.'s automotive business declined $1.4 million due to lower volume and equipment utilization. The strength of the sterling negatively impacted gross margin by $2.9 million. Gross margins in the automotive business for both Mexico and Brazil improved in fiscal 2000 compared to fiscal 1999 due to higher sales and strong consumer demand. Gross margin in the Home Fashions segment improved in fiscal 2000 compared to fiscal 1999, largely due to the fiscal 1999 decision to exit the low-margin sheeting business and focus on higher margin opportunities in window curtains and satin bedding. Gross margin in the Other segment decreased due to lower demand for hook and loop fabric ($2.3 million), lower prices for fibers, and most significantly, under-utilization of fiber spinning and warping capacity. The fibers operations' gross margin declined by $3.4 million in fiscal 2000.

Selling and administrative expenses of $97.2 million, or 11.9% of sales, in fiscal 2000 decreased 5.5% from $102.9 million, or 12.0% of sales, in fiscal 1999. The decrease was due to a Company-wide effort to reduce discretionary expenses such as travel, advertising and professional fees totaling $2.7 million. In addition, fiscal 1999 included a $3.1 million non-recurring bad debt expense.

During the fourth quarter of fiscal 2000, Guilford committed to a comprehensive restructuring plan intended to reduce capacity and improve the profitability of its apparel operations. The plan includes discontinuing the knitting, dyeing and finishing operations at the Company's Fishman and Greenberg facilities, in Greensboro, NC. A portion of the Greenberg operations will be transitioned to the Company's soon-to-be completed facility in Altamira, Mexico, while other production is being transferred to Guilford facilities in the U.S. As a result of this plan, the Company recorded a restructuring charge of $28.6 million in the fourth quarter of fiscal 2000. The net after-tax effect of this charge is $0.95 per share in fiscal 2000. This charge is comprised of $17.3 million in equipment impairment charges (impairment was determined by comparing the net book value of the assets against the fair market value); $9.1 million in accrued severance costs payable to the approximately 950 affected employees; $1.6 million in equipment relocation and other costs; and $0.6 million for supplies obsolescence and other costs. The Company expects to recognize additional period costs of $13.0 million during fiscal 2001.

The Company had an operating loss of $20.5 million in fiscal 2000 compared to an operating profit of $29.9 million in fiscal 1999. Operating income for the Automotive segment declined $5.2 million to $24.8 million in fiscal 2000. This decrease was due to the volume decline in the U.K. and manufacturing inefficiencies in the U.S. The Apparel segment experienced the largest decline in operating income, a decrease of $43.3 million, to an operating loss of $39.8 million. This decline was due primarily to the restructuring plan, and also to lower sales, soft pricing and excess capacity as a result of increased foreign competition. The Home Fashions segment's operating loss improved by $4.5 million, to a loss of $1.8 million, mainly due to the elimination of the low margin circular knit sheeting business. Finally, the segment identified as Other experienced an operating income decrease of $6.5 million to a loss of $3.7 million, as a result of lower fabric sales, weak internal fiber demand and lower pricing.

Interest expense increased $2.3 million to $18.9 million from $16.6 million in fiscal 1999, primarily as a result of increased borrowings to finance operations. The average short-term interest rate was approximately 7% in fiscal 2000 and 6% in fiscal 1999.

Other income was $6.4 million in fiscal 2000 compared to other expense of $1.2 million in fiscal 1999. Fiscal 2000 other income consisted primarily of non-recurring items of $7.1 million in gains which occurred when two insurance mutuals, of which the Company was a member as a policyholder, underwent demutualizations and

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(CONTINUED)

converted to stock enterprises, and $2.9 million in gains on foreign currency hedging, partially offset by a $3.7 million loss from an equity investee and $0.1 million of various other expenses. Fiscal 1999 other expense was comprised of losses from equity investees of $1.8 million, investment write-offs of $0.7 million, and various other expenses of $0.9 million that more than offset the $2.2 million gain on the sale of fixed assets.

The effective tax rate for fiscal 2000 was 36.4% and resulted in an income tax benefit of $12.0 million. This compared to an effective income tax rate of 15.8% for fiscal 1999. The lower rate in 1999 was the result of a one-time net benefit of $3.7 million derived from a dividend paid by Guilford's U.K. subsidiaries to the parent under the Advance Corporation Tax (ACT) rules and the U.S.-U.K. Income Tax Treaty.

Net loss in fiscal 2000 was $21.0 million or 2.6% of net sales, compared to fiscal 1999's net income of $10.2 million or 1.2% of sales. Basic and diluted loss per share were $1.11 in fiscal 2000 compared to basic and diluted earnings per share of $0.47 in fiscal 1999. Average shares outstanding decreased in fiscal 2000 from fiscal 1999 due to the full year impact of the Company's 1999 repurchases of nearly 1.0 million shares of the Company's common stock in the open market and nearly 3.1 million shares from a beneficial owner in a private transaction.

1999 Compared to 1998 - Consolidated sales for fiscal 1999 were $856.8 million, a decrease of 4.2% from fiscal 1998's $894.5 million. Increased sales in the Automotive segment were more than offset by sales declines in all the other segments, particularly in the Home Fashions segment.

The Automotive segment accounted for 42.2% of consolidated net sales in fiscal 1999, an increase over 37.8% in fiscal 1998. Sales were $361.3 million and increased 6.8% over fiscal 1998. This primarily resulted from the increase in the U.S. car build in fiscal 1999 to 16.9 million units compared to car build in fiscal 1998 of 15.4 million units. Although Guilford maintained its U.S. market share of the headliner business, the higher car build and the Company's growth in value-added, cut-to-size parts resulted in the increased sales over fiscal 1998. Additionally, penetration into the New Domestics OEMs allowed Guilford to gain bodycloth market share in the overall U.S. vehicle market. Although domestic operations were strong in fiscal 1999, sales in the U.K. and Mexico decreased from fiscal 1998. Sales by the U.K. operations fell 14.1% due to the loss of market share of one of the Company's major customers and lower build levels of another major customer. Automotive fabric sales in Mexico fell by more than 50% due to the loss of a major customer program that returned to Guilford late in fiscal 1999. Sales in Brazil contributed minimally in fiscal 1999 due to the economic environment.

Apparel segment sales decreased 1.1% to $336.5 million in fiscal 1999 from $340.2 million in fiscal 1998 and accounted for 39.3% of consolidated net sales. Increased sales in intimate apparel, swimwear and ready-to-wear were more than offset by decreased sales of commodity fabrics. Intimate apparel fabric sales grew in fiscal 1999 due to the Company's strong position with the major branded retailers and their success at the retail level. Swimwear fabric sales increased as retail sales increased due to warmer weather and the insolvency and change in ownership of a competitor. While ready-to-wear fabric sales increased modestly during fiscal 1999, this sector was impacted by warp knit garment imports from Asia. Sales declines in the Company's commodity fabrics were also substantially due to Asian imports. However, the Chapter 11 filing of a major lining customer as well as a change in consumer lifestyles also contributed to the decline in commodity fabric sales.

The Home Fashions segment accounted for 13.0% of consolidated net sales in fiscal 1999 and sales decreased 26.6% from fiscal 1998. Sales for fiscal 1999 were $111.5 million versus $151.9 million in fiscal 1998. This segment was particularly impacted by foreign imports, which caused the Company to exit the circular knit sheeting business in fiscal 1999. These imports also had an adverse effect on sales of lace window curtains. Upholstery fabric and mattress ticking fabric sales declined in fiscal 1999 and were only partially offset by an increase in domestics fabric sales.

Sales in the Other segment fell 26.0% to $47.5 million in fiscal 1999 from $64.2 million in fiscal 1998. The Other segment represented 5.5% of consolidated net sales in fiscal 1999. The Company's decision to exit the nylon fiber business at the end of fiscal 1998 and the decline in sales of hook and loop closure systems contributed to the sales decline. The Company's sales of hook and loop closure systems were impacted by a customer's decision to replace Guilford's fabric with fabric from a regional European supplier.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(CONTINUED)

Gross margin decreased to $132.3 million or 15.4% of net sales in fiscal 1999 from $166.6 million or 18.6% of net sales in fiscal 1998. The single most significant impact to margin was the volume decline in the home fashions segment. The sheeting and window curtains volume decreases dramatically affected three of Guilford's operations as both products were internally knit, finished, cut and sewn in Guilford facilities. This vertical integration in the Home Fashions segment, which contributed so dramatically to performance in fiscal 1998, eroded fiscal 1999 results by $19.9 million. Additionally, profit was impacted by volume declines in commodity apparel, industrial products and the U.K., and Mexican automotive businesses. The Company reduced fixed costs in several of its facilities to partially offset the impact of volume declines. Apparel segment volume declines were also somewhat offset by a favorable sales price and product mix combination as the Company continued to shift toward more value-added intimate apparel, team sports and swimwear and away from commodity sleepwear, robewear and velvets. Domestic automotive sales prices declined by nearly $1.5 million overall due to OEM pricing pressures. This was more than offset by increased sales prices for value-added, cut-to-size headliner parts. Sales prices for domestic industrial fabrics and polyester fibers also declined in fiscal 1999. Gross profit was also impacted by the Company's actions to curtail production and dispose of certain aged inventory in order to lower inventory levels company-wide. Guilford disposed of approximately $20 million of aged inventory and incurred an approximate loss of $5.0 million. Hurricane Floyd affected five locations and resulted in several days of business disruption and facility shutdowns caused by loss of power and associate safety considerations. While the Company acted promptly to resume operations and despite minimal physical property damage, the most significant impact related to shipments to automotive customers which were delayed beyond the fiscal year. As a result, gross profit was negatively impacted by $2.0 million. Additionally in fiscal 1999, the gross margin in the Automotive segment was negatively impacted by the inefficiencies of domestic automotive operations due to the unexpectedly high car-build which caused seven day operations, the Company's relocation and consolidation of two woven operations which resulted in a non-recurring expense of $1.8 million and the slower than expected automotive growth in Brazil which resulted in a gross margin loss of $1.6 million.

Selling and administrative expenses increased 4.0% to $102.9 million, or 12.0% of sales, in fiscal 1999 from $98.9 million, or 11.1% of sales, in fiscal 1998. The increase over fiscal 1998 was due primarily to an additional bad debt provision of $3.1 million associated with the financial difficulties of an Apparel segment customer, increased professional fees of $1.0 million associated with the investigation of accounting irregularities at Hofmann Laces and increased consulting fees of $1.1 million in the Home Fashions segment. In the Automotive segment, payroll and fringe benefits increased $1.7 million in the U.S. as unexpected record car builds resulted in continuous seven day operations. Offsetting these increases were cost reductions in the Company's U.K. and Mexican operations totaling $1.9 million.

During fiscal 1998 a plant restructuring charge of $6.5 million was recorded for the termination and exit cost for two of the Company's facilities. During fiscal 1999, the Company reversed $0.5 million of the original charge into income due to the actual amount of severance falling below management's original estimate.

Operating income in fiscal 1999 decreased to $29.9 million from $61.2 million. Operating income decreased in each segment from fiscal 1998. The Home Fashions segment experienced the largest decline in operating income of $18.7 million which generated an operating loss of $6.4 million. This decline was due to the lower volume as a result of the Company's decision to exit jersey knit sheeting, inventory reductions and increased selling and administrative expenses. The Apparel and Other segment's operating income fell $4.3 million and $5.8 million, respectively, to $3.5 million and $2.8 million, respectively, in fiscal 1999 from fiscal 1998. These decreases were also due to lower volumes, which resulted from the foreign competition. Operating income for the Automotive segment fell $2.5 million to $30.0 million in fiscal 1999. This decline was due to the volume declines in the foreign operations, Hurricane Floyd and increased payroll and fringe benefits in domestic operations.

Interest expense increased $4.2 million to $16.6 million from $12.4 million in fiscal 1998 as short-term borrowings increased $51.8 million, primarily as a result of the repurchase of shares of the Company's common stock. The average short-term interest rate was approximately 6% in both fiscal 1999 and fiscal 1998.

Other expense was $1.2 million in fiscal 1999 compared to other income of $0.3 million in fiscal 1998. Fiscal 1999 included losses of $1.8 million from an equity investee, investment write-offs of $0.7 million, and $0.9 million of

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(CONTINUED)

various other expenses that more than offset the $2.2 million gain on the sale of fixed assets. Fiscal 1998 included a gain on the sale of assets of $2.4 million, partially offset by losses of $0.4 million from an equity investee, and $1.7 million of various other expenses.

The effective income tax rate for fiscal 1999 was 15.8% versus 32.5% for fiscal 1998. This reduction reflected a one-time net benefit of $3.7 million derived from a dividend paid by Guilford U.K. subsidiaries to the parent under the Advance Corporation Tax (ACT) rules and the U.S.-U.K. Income Tax Treaty. The decrease in the effective income tax rate was also due to lower pre-tax book income, an effective tax rate reduction in the U.K. and a charitable contribution of a building. The reduction of certain credits and a reduction in the foreign sales commission due to reduced margins on export sales partially offset the decline.

An extraordinary charge net of tax of $2.9 million, for the prepayment of debt was recorded in fiscal 1998.

Net income in fiscal 1999 was $10.2 million or 1.2% of net sales a decrease of 66.1% from fiscal 1998's net income of $30.2 million or 3.4% of sales. Basic and diluted earnings per share were $0.47 in fiscal 1999 compared to basic earnings per share of $1.20 and diluted earnings per share of $1.19 in fiscal 1998. Average shares outstanding decreased substantially during fiscal 1999 as the Company repurchased nearly 1.0 million shares of the Company's common stock in the open market and nearly 3.1 million shares from a beneficial owner in a private transaction.

LIQUIDITY AND CAPITAL REQUIREMENTS
Cash provided by operations decreased to $51.6 million in fiscal 2000 compared to $92.9 million in fiscal 1999. The decrease resulted primarily from working capital increases of $21.4 million and lower operating income before non-cash restructuring costs of $21.3 million.

Cash used by investing activities increased to $58.0 million in fiscal 2000 from $47.1 million in the prior year. An increase in capital expenditures resulting substantially from the Company's expansion in Mexico was partially offset by proceeds from the sale of assets and investments, and from the settlement of forward contracts.

Cash provided by financing activities was $8.2 million in fiscal 2000, compared to cash used in financing activities of $53.2 million in fiscal 1999. The increased cash outflow in fiscal 1999 consisted primarily of $42.0 million used to repurchase of the Company's stock, $17.0 million paid as the final purchase price for the acquisition of Hofmann Laces, as well as an additional $3.7 million in dividends paid to stockholders.

At the end of fiscal 2000, cash and cash equivalents of $23.9 million were available for future capital and other operational and business needs.

Working capital was $213.1 million at the end of fiscal 2000, compared to $127.7 million in the prior year. The increase in working capital was primarily the result of a $101.1 million decrease in short-term debt due to the reclassification of borrowings from short-term to long-term debt with the securing of the Company's new 3-year revolving credit facility. This was partially offset by decreases in accounts receivable and inventories. Long-term debt increased $116.7 million primarily as a result of the reclassification.

As part of the original 1996 purchase agreement between Guilford Mills and Hofmann Laces, the Company agreed to pay additional consideration based upon the Company's price-earnings' multiple and Hofmann Laces' performance through the end of calendar year 2000. The purchase agreement was amended in fiscal year 1998 to fix the amount of the additional payment. A $17.0 million payment of the acquisition price was made during fiscal 1998 with the final cash payment of $17.3 million, including interest, being made during fiscal 1999.

Capital expenditures were $66.2 million in fiscal 2000 compared to $48.6 million in fiscal 1999. The increase from 1999 was related to the Company's expansion in Mexico. The Company generally maintains its average capital expenditures near the average depreciation expense; however, capital expenditure levels for fiscal 2001 are again expected to be above depreciation expense due to the above-mentioned expansion and the Company's strategic realignment of its apparel operations.

Raw material prices were stable overall in fiscal 2000 and had an insignificant impact on Guilford's liquidity. At the end of fiscal 1999, yarn suppliers began to announce price increases. Thus far, these have been denied as Guilford's customers have refused to allow corresponding selling price increases

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(CONTINUED)

On May 26, 2000, the Company entered into a new $130 million revolving credit facility, replacing a $150 million revolving credit facility. On November 6, 2000, the facility was amended so as to anticipate the consequences of the restructuring actions (See Note 3 to the consolidated statements which are included herein). The new revolving credit facility is secured by substantially all of the Company's assets and will mature on May 26, 2003. The new revolving credit facility has higher effective interest rates and more restrictive covenants than the Company's previous facility. At the same time the Company entered into the new revolving credit facility, its 7.06% Senior Notes due 2008 became ratably secured with the bank facility. Proceeds from the new revolving credit facility were used to repay borrowings on uncommitted lines of credit and the previous revolving credit facility. In addition, the Company's previously uncommitted credit facilities have been terminated. The Company maintains limited flexibility with respect to its working capital needs through the $130 million revolving credit facility and the ability to receive advances of up to $30 million against its factored accounts receivable. At October 1, 2000, borrowing availability under the Company's revolving credit facility was $14.0 million. There were no advances against factored accounts receivables.

The textile industry has continued to experience tightened lending practices from traditional financial institutions due principally to lower reported earnings. Management believes that while the Company has less liquidity under current facilities than previously, it has the ability to obtain additional capital from the appropriate financial markets if required. The Company believes that internally generated operating funds and funds available under its credit facilities will be sufficient to meet its needs for normal working capital and capital spending as permitted under the terms of the Company's loan agreements.

The Company obtained a pre-emptive waiver as of October 1, 2000 and therefore remained in compliance at its fiscal year end with its loan covenants.

During the third quarter of fiscal 2000, the Company's Board of Directors suspended the payment of quarterly dividends to shareholders. The revolving credit facility and senior notes prohibit the payment of dividends throughout their respective terms.

INFLATION
The Company believes that the relatively moderate inflation rate of the past decade has not significantly impacted its operations.

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

OUTLOOK
The U.S. textile industry has suffered significant declines in sales, production and earnings since 1998 when the Asian financial crisis prompted many of the continent's countries to export low-priced textile and apparel products into the robust U.S. marketplace. Today, imports continue to surge, as U.S. retail apparel sales have remained strong. Poor earnings and stock performance for U.S. textile companies have resulted in tightened lending, unpredictability and manufacturing plant closings.

These events eroded margins at Guilford Mills and caused capacity utilization to decline to 60% in its apparel operations. Consequently, the Company accelerated its strategic realignment of the apparel business, intended to permanently reduce capacity by consolidating production into three dyeing and finishing facilities. The actions, once fully implemented, are expected to result in significant fixed cost reductions and operational efficiency improvements. Central to the apparel strategy is the start-up of a state-of-the-art operation in Altamira, Mexico in early 2001. In management's opinion, textile manufacturers in the Western Hemisphere can be competitive. NAFTA and Caribbean trade opportunities afford U.S. fabric manufacturers such as Guilford Mills logistical advantages over the Far East and Indian subcontinent. In fact, some of the Company's retail and cut and sew customers have already begun to move material sourcing from the Far East to Mexico and the CBI region.

Guilford has exited many commodity apparel fabrics and will focus on value-added, innovative products in the intimate apparel, ready-to-wear and swimwear sectors. Fiscal 2001 will be a transitional year with apparel segment sales declining and profitability negatively impacted by final restructuring

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(CONTINUED)

costs and operational run-out. However, with its reputation of technological excellence and its strong customer relationships, the Company expects to maintain its position as a leader in the apparel industry.

The Company's diversification into Automotive, Home Fashions and Industrial/Specialty fabrics and fiber products has continued to provide it with flexibility. Worldwide market penetration in automotive, innovation and technical superiority in industrial/specialty and licensing opportunities in direct-to-retail home fashions are expected to provide growth in non-apparel segments. As a result of the highly specified, technical requirements of both Automotive and Industrial/Specialty products, management believes these areas to be less susceptible to low-priced imports into the U.S. The recent softening of the U.S. economy has caused a slight decline in consumer spending for durable goods. Consequently, automotive industry analysts have projected the calendar year 2001 car build to be slightly below that of 2000. The Company expects this decline to negatively impact U.S. Automotive headliner fabric sales by approximately 5% to 8%.

Although credit markets have tightened for textile manufacturers, the Company secured a three-year $130 million revolving credit facility in May 2000. The agreement has more restrictive covenants and higher effective interest rates. Continued depressed operating margins, restructuring costs and higher interest expense are expected to result in a net loss for the first half of fiscal year 2001.

YEAR 2000
Guilford spent approximately $1.4 million for Year 2000 readiness, including the costs to cover the execution of contingency plans prior to December 31, 1999. These amounts were expensed as part of the Company's normal operating results. The Company did not experience any material business interruptions related to the Year 2000 issue.

MARKET RISK

The Company is exposed to market risk for changes in interest rates and foreign currency exchange rates. Guilford has limited exposure to commodity price risk. The Company does not hold or issue any financial instruments for trading or other speculative purposes.

Interest Rate Risk: The Company's obligations under the bank credit bear interest at floating rates and therefore, the Company is impacted by changes in prevailing interest rates. However, the senior notes bear fixed interest coupons and therefore are not subject to the risk of interest rate fluctuations. A 10% change in market interest rates that affect the Company's financial instruments would impact earnings during fiscal 2001 by approximately $1.3 million before taxes and would change the fair value of the Company's financial instruments by approximately $7.4 million.

Foreign Currency Risk: The Company is subject to foreign currency risk primarily related to sales and expenditures and other transactions denominated in foreign currencies and investments in foreign subsidiaries. The Company manages the exposure related to capital expenditures and other firm commitments denominated in foreign currencies primarily through forward exchange contracts with durations of generally less than 12 months. The Company enters into these contracts in the normal course of business. The changes in market value of such contracts have a high correlation to the price changes in the currency of the related hedged transactions. On October 1, 2000, the Company had the following outstanding foreign currency forward contracts:


  Forward        (2)         (3)         (4)         (5)
  Currency       Nominal                             Gain
  Contracts(1)   Amount      Average     Fair Value  (Loss)
                             Rate

  (Hedge of Firm Commitments) (In thousands)
--------------------------------------------------------------

  Receive Swiss Francs/Pay U.S. Dollar
                   $931        1.7288       $934        ($3)
--------------------------------------------------------------

  Receive U.S. Dollar/Pay Swiss Francs
                  $2,180       1.7292      $2,190       $10
--------------------------------------------------------------

  Receive German Deutsche Marks/Pay U.S. Dollar
                  $1,367       2.1400      $1,326      ($41)
--------------------------------------------------------------

  Receive Euro/Pay Mexican Peso
                   $272       13.3157       $213       ($59)
--------------------------------------------------------------

  Receive U.S. Dollar/Pay British Pound
                  $7,997       1.4645      $7,994       ($3)
--------------------------------------------------------------

(1) Contracts generally mature within 12 months
(2) Nominal contract amount as reflected in the underlying contract
(3) Weighted average contract rates represent the rates of exchange, stated in the currency sold, as reflected in the underlying contract
(4) Fair value equals the contract amount presented in U.S. dollar equivalents based upon the year-end exchange rates obtained from brokers or referenced from publicly available market information
(5) Gain(Loss) represents the net unrecognized gain(loss) based upon the year-end exchange rate

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(CONTINUED)

Effective in fiscal 2000, the Company adopted a policy to manage the exposure related to sales denominated in foreign currencies through the use of forward exchange contracts. In fiscal 2000, these forward exchange contracts covered approximately 75% of the Company's anticipated sales in the Euro, which represented the majority of the Company's foreign currency sales. The duration of these contracts was less than 12 months and matched the anticipated receivable collections. For fiscal 2001, the Company has determined that its anticipated sales in the Euro for fiscal 2001 are naturally hedged by anticipated Euro payables and therefore, no contracts have been purchased.

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

All statements other than statements of historical fact included in this Annual Report, including, without limitation the statements under "Management's Discussion and Analysis of Financial Condition and Results of Operations" are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Important factors that could cause actual results to differ materially from those discussed in such forward-looking statements include:

1. general economic factors including, but not limited to, changes in interest rates, foreign currency translation rates, consumer confidence, housing starts, trends in disposable income, changes in consumer demand for goods produced, and cyclical or other downturns
2. the overall level of automotive production and the production of specific car models
3.   fashion trends
4.   information and technological advances
5. cost and availability of raw materials, labor and natural and other resources
6.   domestic and foreign competition
7.   domestic and foreign governmental regulations and trade policies
8.   reliance on major customers
9.   success of marketing, advertising and promotional campaigns
10. inability to achieve cost reductions through consolidation and restructuring or
11. inability to obtain financing on favorable terms or to obtain amendments or waivers with respect to non-compliance with certain covenants in loan agreements

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Guilford Mills, Inc.:

We have audited the accompanying consolidated balance sheets of Guilford Mills, Inc. (a Delaware corporation) and subsidiaries as of October 1, 2000 and October 3, 1999, and the related consolidated statements of operations, stockholders' investment and cash flows for each of the three years in the period ended October 1, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Guilford Mills, Inc. and subsidiaries as of October 1, 2000 and October 3, 1999 and the results of their operations and their cash flows for each of the three years in the period ended October 1, 2000, in conformity with accounting principles generally accepted in the United States.


/s/ Arthur Andersen LLP
-----------------------

Arthur Andersen LLP
Greensboro, North Carolina,
November 10, 2000.

CONSOLIDATED BALANCE SHEETS
October 1, 2000 and October 3, 1999

(In thousands except share data)

-------------------------------------------------------------------------------------------------------------------------------
                                                                                             2000                         1999
-------------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                                                               $  23,874                    $  22,554
Accounts receivable, net                                                                  148,270                      160,071
Inventories                                                                               127,550                      136,772
Prepaid income taxes                                                                        7,680                        7,032
Other current assets                                                                       15,485                       12,312
-------------------------------------------------------------------------------------------------------------------------------
              Total current assets                                                        322,859                      338,741
-------------------------------------------------------------------------------------------------------------------------------
Property, net                                                                             297,425                      312,415
Other assets                                                                              103,928                      102,275
-------------------------------------------------------------------------------------------------------------------------------
              Total assets                                                              $ 724,212                    $ 753,431
-------------------------------------------------------------------------------------------------------------------------------

LIABILITIES
Short-term borrowings                                                                   $  10,915                    $ 112,009
Current maturities of long-term debt                                                          530                          532
Accounts payable                                                                           54,400                       58,355
Other current liabilities                                                                  43,904                       40,185
-------------------------------------------------------------------------------------------------------------------------------
              Total current liabilities                                                   109,749                      211,081
-------------------------------------------------------------------------------------------------------------------------------
Long-term debt                                                                            262,845                      146,137
Deferred income taxes                                                                      14,052                       26,776
Other liabilities                                                                          27,794                       28,492
-------------------------------------------------------------------------------------------------------------------------------
              Total long-term liabilities                                                 304,691                      201,405
-------------------------------------------------------------------------------------------------------------------------------

COMMITMENTS AND CONTINGENCIES (NOTES 12 & 13)

STOCKHOLDERS' INVESTMENT
Preferred stock, $1 par; 1,000,000 shares authorized, none issued                               -                            -
Common stock, $.02 par; 65,000,000 shares authorized, 32,750,094 shares issued, 19,194,295 shares outstanding at October 1, 2000
  and 19,199,642 shares outstanding at October 3, 1999                                        655                          655
Capital in excess of par                                                                  120,371                      120,532
Retained earnings                                                                         336,505                      363,812
Accumulated other comprehensive loss                                                      (17,164)                     (12,279)
Unamortized stock compensation                                                             (2,084)                      (3,310)
Treasury stock, at cost (13,555,799 shares at October 1, 2000 and
  13,550,452 shares at October 3, 1999                                                   (128,511)                    (128,465)
-------------------------------------------------------------------------------------------------------------------------------
              Total stockholders' investment                                              309,772                      340,945
-------------------------------------------------------------------------------------------------------------------------------
              Total liabilities and stockholders' investment                            $ 724,212                    $ 753,431
-------------------------------------------------------------------------------------------------------------------------------


The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended October 1, 2000, October 3, 1999 and September 27, 1998

(In thousands except per share data)

                                                                            2000                1999               1998
                                                                         (52 WEEKS)          (53 weeks)         (52 weeks)
NET SALES                                                                $ 814,226           $ 856,838          $ 894,534
--------------------------------------------------------------------------------------------------------------------------
COSTS AND EXPENSES:
   Cost of goods sold                                                      708,883             724,529            727,934
   Selling and administrative                                               97,192             102,871             98,894
   Restructuring and impaired asset charges                                 28,643                (470)             6,470
--------------------------------------------------------------------------------------------------------------------------
                                                                           834,718             826,930            833,298
--------------------------------------------------------------------------------------------------------------------------

OPERATING (LOSS) INCOME                                                    (20,492)             29,908             61,236
--------------------------------------------------------------------------------------------------------------------------

OTHER EXPENSE (INCOME):
   Interest expense                                                         18,882              16,598             12,414
   Other (income) expense, net                                              (6,392)              1,155               (284)
--------------------------------------------------------------------------------------------------------------------------
                                                                            12,490              17,753             12,130
--------------------------------------------------------------------------------------------------------------------------

(LOSS) INCOME BEFORE INCOME TAX
    (BENEFIT) PROVISION AND EXTRAORDINARY ITEM                             (32,982)             12,155             49,106
INCOME TAX (BENEFIT) PROVISION                                             (12,008)              1,925             15,960
--------------------------------------------------------------------------------------------------------------------------
(LOSS) INCOME BEFORE EXTRAORDINARY ITEM                                    (20,974)             10,230             33,146
EXTRAORDINARY ITEM, NET OF TAX (NOTE 8)                                          -                   -             (2,940)
--------------------------------------------------------------------------------------------------------------------------
NET (LOSS) INCOME                                                        $ (20,974)          $  10,230          $  30,206
--------------------------------------------------------------------------------------------------------------------------

(LOSS) INCOME PER SHARE BEFORE EXTRAORDINARY ITEM:
   Basic                                                                 $   (1.11)          $    0.47          $    1.32
   Diluted                                                                   (1.11)               0.47               1.30
--------------------------------------------------------------------------------------------------------------------------

NET (LOSS) INCOME PER SHARE:
   Basic                                                                 $   (1.11)          $    0.47          $    1.20
   Diluted                                                                   (1.11)               0.47               1.19
--------------------------------------------------------------------------------------------------------------------------


The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT
For the Years Ended October 1, 2000, October 3, 1999 and September 27, 1998

(In thousands)

-----------------------------------------------------------------------------------------------------------------------------------
                                                                  Current Year                 Common Stock            Capital in
                                                                  Comprehensive         --------------------------      Excess of
                                                                  Income (Loss)            Shares       $ Amount           Par
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, SEPTEMBER 28, 1997                                                                32,750        $ 655          $ 117,110
  Comprehensive income:
      Net income                                                          $ 30,206
      Other comprehensive income, net of tax:
      Foreign currency translation gain                                      2,027
                                                               --------------------
          Total comprehensive income                                      $ 32,233
                                                               --------------------
   Grant of shares under the restricted
     stock plan                                                                                                               765
   Vesting of shares under the restricted stock
     plan, less return of shares to treasury stock
     to satisfy recipients' individual tax obligations
   Compensation under restricted stock plan
    Issuance of shares under the
     employee stock ownership plan                                                                                             64
   Stock option exercises                                                                                                     947
   Other transactions, including return of treasury
     stock received as payment for options exercised                                                                         (238)
   Purchases of treasury stock
   U.S. income tax benefit from stock options and
     restricted stock                                                                                                       1,000
   Cash dividends ($.44 per share)
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, SEPTEMBER 27, 1998                                                                32,750          655            119,648
   Comprehensive income:
      Net income                                                          $ 10,230
      Other comprehensive income, net of tax:
      Foreign currency translation loss                                     (4,036)
      Pension equity adjustment                                               (666)
                                                               --------------------
          Total comprehensive income                                       $ 5,528
                                                               --------------------
   Vesting of shares under the restricted stock
     plan, less return of shares to treasury stock
     to satisfy recipients' individual tax obligations
   Compensation under restricted stock plan
   Stock option exercises                                                                                                      53
   Other transactions, including return of treasury
     stock received as payment for options exercised                                                                           61
   Purchases of treasury stock
   U.S. income tax benefit from stock options and
     restricted stock                                                                                                         770
   Cash dividends ($.44 per share)
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, OCTOBER 3, 1999                                                                   32,750          655            120,532
   Comprehensive income:
      Net Loss                                                           $ (20,974)
      Other comprehensive income, net of tax:
      Foreign currency translation loss                                     (5,274)
      Pension equity adjustment                                                389
                                                               --------------------
          Total comprehensive loss                                       $ (25,859)
                                                               --------------------
   Vesting of shares under the restricted stock
     plan, less return of shares to treasury stock
     to satisfy recipients' individual tax obligations
   Compensation under restricted stock plan
   U.S. income tax effect from restricted stock                                                                              (161)
   Cash dividends ($.33 per share)
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, OCTOBER 1, 2000                                                                   32,750        $ 655          $ 120,371
-----------------------------------------------------------------------------------------------------------------------------------

The accompanying notes to consolidated financial statements are an integral part of these statements.

Table continued...

----------------------------------------------------------------------------------------------------------------------
                                                                                       Accumulated
                                                                                         Other            Unamortized
                                                                      Retained        Comprehensive           Stock
                                                                      Earnings             Loss           Compensation
----------------------------------------------------------------------------------------------------------------------
BALANCE, SEPTEMBER 28, 1997                                          $ 344,656           $ (9,604)          $ (5,091)
  Comprehensive income:
      Net income                                                        30,206
      Other comprehensive income, net of tax:
      Foreign currency translation gain                                                     2,027

          Total comprehensive income

   Grant of shares under the restricted
     stock plan                                                                                               (1,136)
   Vesting of shares under the restricted stock
     plan, less return of shares to treasury stock
     to satisfy recipients' individual tax obligations
   Compensation under restricted stock plan                                                                    1,468
    Issuance of shares under the
     employee stock ownership plan
   Stock option exercises
   Other transactions, including return of treasury
     stock received as payment for options exercised
   Purchases of treasury stock
   U.S. income tax benefit from stock options and
     restricted stock
   Cash dividends ($.44 per share)                                     (11,256)
---------------------------------------------------------------------------------------------------------------------
BALANCE, SEPTEMBER 27, 1998                                            363,606             (7,577)            (4,759)
   Comprehensive income:
      Net income                                                        10,230
      Other comprehensive income, net of tax:
      Foreign currency translation loss                                                    (4,036)
      Pension equity adjustment                                                              (666)

          Total comprehensive income

   Vesting of shares under the restricted stock
     plan, less return of shares to treasury stock
     to satisfy recipients' individual tax obligations
   Compensation under restricted stock plan                                                                    1,449
   Stock option exercises
   Other transactions, including return of treasury
     stock received as payment for options exercised
   Purchases of treasury stock
   U.S. income tax benefit from stock options and
     restricted stock
   Cash dividends ($.44 per share)                                     (10,024)
---------------------------------------------------------------------------------------------------------------------
BALANCE, OCTOBER 3, 1999                                               363,812            (12,279)            (3,310)
   Comprehensive income:
      Net Loss                                                         (20,974)
      Other comprehensive income, net of tax:
      Foreign currency translation loss                                                    (5,274)
      Pension equity adjustment                                                               389

          Total comprehensive loss

   Vesting of shares under the restricted stock
     plan, less return of shares to treasury stock
     to satisfy recipients' individual tax obligations
   Compensation under restricted stock plan                                                                     1,226
   U.S. income tax effect from restricted stock
   Cash dividends ($.33 per share)                                      (6,333)
---------------------------------------------------------------------------------------------------------------------
BALANCE, OCTOBER 1, 2000                                             $ 336,505          $ (17,164)          $ (2,084)
---------------------------------------------------------------------------------------------------------------------

Table continued...


--------------------------------------------------------------------------------------------------------------
                                                                            Treasury Stock
                                                                   ------------------------------      Total
                                                                        Shares        $ Amount         Equity
--------------------------------------------------------------------------------------------------------------
BALANCE, SEPTEMBER 28, 1997                                             6,993       $ (38,830)      $ 408,896
  Comprehensive income:
      Net income                                                                                       30,206
      Other comprehensive income, net of tax:
      Foreign currency translation gain                                                                 2,027

          Total comprehensive income

   Grant of shares under the restricted
     stock plan                                                           (58)            371
   Vesting of shares under the restricted stock
     plan, less return of shares to treasury stock
     to satisfy recipients' individual tax obligations                     11            (256)           (256)
   Compensation under restricted stock plan                                                             1,468
    Issuance of shares under the
     employee stock ownership plan                                       (105)            619             683
   Stock option exercises                                                (119)            684           1,631
   Other transactions, including return of treasury
     stock received as payment for options exercised                        5             206             (32)
   Purchases of treasury stock                                          2,797         (49,190)        (49,190)
   U.S. income tax benefit from stock options and
     restricted stock                                                                                   1,000
   Cash dividends ($.44 per share)                                                                    (11,256)
--------------------------------------------------------------------------------------------------------------
BALANCE, SEPTEMBER 27, 1998                                             9,524         (86,396)        385,177
   Comprehensive income:
      Net income                                                                                       10,230
      Other comprehensive income, net of tax:
      Foreign currency translation loss                                                                (4,036)
      Pension equity adjustment                                                                          (666)

          Total comprehensive income

   Vesting of shares under the restricted stock
     plan, less return of shares to treasury stock
     to satisfy recipients' individual tax obligations                      6             (94)            (94)
   Compensation under restricted stock plan                                                             1,449
   Stock option exercises                                                 (13)            121             174
   Other transactions, including return of treasury
     stock received as payment for options exercised                        1             (52)              9
   Purchases of treasury stock                                          4,033         (42,044)        (42,044)
   U.S. income tax benefit from stock options and
     restricted stock                                                                                     770
   Cash dividends ($.44 per share)                                                                    (10,024)
--------------------------------------------------------------------------------------------------------------
BALANCE, OCTOBER 3, 1999                                               13,551        (128,465)        340,945
   Comprehensive income:
      Net Loss                                                                                        (20,974)
      Other comprehensive income, net of tax:
      Foreign currency translation loss                                                                (5,274)
      Pension equity adjustment                                                                           389

          Total comprehensive loss

   Vesting of shares under the restricted stock
     plan, less return of shares to treasury stock
     to satisfy recipients' individual tax obligations                      5             (46)            (46)
   Compensation under restricted stock plan                                                             1,226
   U.S. income tax effect from restricted stock                                                          (161)
   Cash dividends ($.33 per share)                                                                     (6,333)
--------------------------------------------------------------------------------------------------------------
BALANCE, OCTOBER 1, 2000                                               13,556      $ (128,511)      $ 309,772
--------------------------------------------------------------------------------------------------------------



CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended October 1, 2000, October 3, 1999 and September 27, 1998

(in thousands)

----------------------------------------------------------------------------------------------------------------------------------

                                                                                       2000               1999             1998
                                                                                    (52 WEEKS)         (53 weeks)       (52 weeks)
----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net (loss)/income                                                                 $ (20,974)          $ 10,230         $ 30,206
  Non-cash items included in net (loss)/income :
    Depreciation and amortization                                                      64,692             64,633           63,951
    Unexpended restructuring costs                                                     26,538               (470)           6,184
    Gain on forward contracts                                                          (2,856)                 -                -
    Gain on sale of investments                                                        (7,131)                 -                -
    Extraordinary loss on debt extinquishment                                               -                  -            4,356
    Gain on disposition of property                                                       (70)            (2,239)          (2,382)
    Loss on equity method investments                                                   3,730              1,835              371
    Provision for bad debts                                                             1,404              4,748              834
    Minority interest in net income                                                        60                 92               97
    Deferred income taxes                                                             (14,050)               (20)           9,032
    Increase in cash surrender value of life insurance, net of policy loans            (2,705)            (3,186)          (2,630)
    Compensation earned under restricted stock plan                                     1,226              1,449            1,468
  Changes in assets and liabilities:
    Receivables                                                                         6,434              4,817           (2,462)
    Inventories                                                                         6,755             16,302          (10,708)
    Other current assets                                                               (3,425)            (5,468)             278
    Accounts payable                                                                   (3,273)               902           (1,345)
    Accrued liabilities                                                                (5,303)             2,675          (21,744)
    Other assets and liabilities                                                          503             (3,441)             898
----------------------------------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities                                        51,555             92,859           76,404
----------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to property                                                               (66,187)           (48,609)         (84,015)
  Proceeds from dispositions of property                                                    7              2,260            4,331
  Proceeds from sale of other assets                                                    2,094              1,491           12,763
  Proceeds from settlement of forward contracts                                         2,856                  -                -
  Proceeds from sale of investments                                                     7,131                  -                -
  Increase in other assets                                                                  -             (1,207)          (4,009)
  Purchase of business, net of cash acquired                                                -                  -          (34,778)
  Investment in equity investee                                                        (3,879)              (995)          (3,500)
----------------------------------------------------------------------------------------------------------------------------------
  Net cash used in investing activities                                               (57,978)           (47,060)        (109,208)
----------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Short-term (repayment)/borrowings, net                                             (101,165)            51,802           53,847
  Payments of long-term debt                                                          (22,389)          (176,353)         (88,010)
  Proceeds from issuance of long-term debt, net of deferred financing costs paid      138,164            140,233          135,235
  Payments arising from early extinquishment of debt                                        -                  -           (3,896)
  Payment of purchase agreement                                                             -            (17,000)               -
  Cash dividends                                                                       (6,333)           (10,024)         (11,256)
  Proceeds from exercise of common stock options                                            -                174            1,631
  Purchases of treasury stock                                                               -            (42,044)         (49,190)
----------------------------------------------------------------------------------------------------------------------------------
  Net cash provided by/(used in) financing activities                                   8,277            (53,212)          38,361
----------------------------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS                             (534)              (480)             541
----------------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                    1,320             (7,893)           6,098

BEGINNING CASH AND CASH EQUIVALENTS                                                    22,554             30,447           24,349
----------------------------------------------------------------------------------------------------------------------------------
ENDING CASH AND CASH EQUIVALENTS                                                    $  23,874           $ 22,554         $ 30,447
----------------------------------------------------------------------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest                                                              $  20,449           $ 12,971         $ 13,862
Cash paid for income taxes                                                                696             13,851           16,406
NONCASH INVESTING AND FINANCING ACTIVITIES:
Issuance of common stock under restricted stock plan                                $       -           $      -         $  1,136


The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands except share data)
1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
Description of Business - Guilford Mills, Inc. (the "Company") is a fabric producer, which processes and sells warp knit, circular knit, flat-woven and woven velour fabrics as well as lace. The Company sells its finished fabrics to customers who manufacture a broad range of apparel, automotive, home fashions and specialty products. The Company also cuts and sews lace fabrics into finished home fashions products which are sold directly to retailers.

Principles of Consolidation - The consolidated financial statements include the accounts of Guilford Mills, Inc. and its majority-owned and controlled subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation

Fiscal Year End - The Company's fiscal year ends on the Sunday nearest to September 30. Fiscal year 2000 ended October 1, 2000, fiscal year 1999 ended October 3, 1999 and fiscal year 1998 ended September 27, 1998. Such years include the results of operations for 52, 53 and 52 weeks, respectively.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses. Actual results may differ from those estimates.

Reclassifications - For comparative purposes, certain amounts in the 1999 and 1998 financial statements have been reclassified to conform with the 2000 presentation.

Cash Equivalents - All highly liquid investments with an original maturity of three months or less are considered to be cash equivalents.

Accounts Receivable and Concentration of Credit Risk - The Company maintains credit insurance and uses factors as a means to reduce credit risk. Credit insurance is maintained covering $22,800 of certain outstanding accounts receivable. The Company factors a portion of its trade accounts receivable to several different factors, who provide credit approval on a non-recourse basis. As of October 1, 2000 and October 3, 1999, approximately 19% and 17%, respectively, of the Company's trade accounts receivable were factored. The factoring agreements allow the Company to formally borrow against the factored receivables using negotiated interest rates prior to the maturity dates. The Company has not borrowed against the factored receivables in the last three fiscal years. The Company performs on-going credit evaluations of its non-factored customers' financial condition and generally does not require collateral from those customers. The Company's fabrics are used primarily in the apparel, automotive, and home fashions markets with a multitude of customers in numerous geographical locations throughout the world. There is no disproportionate concentration of credit risk. During fiscal 2000, 1999 and 1998, no single customer accounted for 10% or more of net sales, however, the Company's net sales reflected substantial direct and indirect sales to certain large automotive original equipment manufacturers.

Allowances for doubtful accounts were $11,080 and $17,393 at October 1, 2000 and October 3, 1999, respectively. The Company maintains fully reserved receivables for accounts which are either in bankruptcy or have been turned over to a collection agency and also reserves for sales returns and allowances and customer chargebacks.

Minority Interest - Minority interest represents the minority stockholders' proportionate share of the equity of Grupo Ambar, S.A. de C.V. At October 1, 2000, the Company owned 95% of the capital stock of Grupo Ambar, S.A. de C.V. Minority interest is included in other long-term liabilities in the accompanying consolidated balance sheets.

Inventories - Inventories are carried at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for approximately 48% and 54% of inventories in fiscal 2000 and 1999, respectively. Cost for all other inventories has been determined principally by the first-in, first-out (FIFO) method.

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

Investment in Affiliated Companies - The equity method of accounting is used for investments in which the Company has significant influence. Generally this represents common stock ownership or partnership equity of at least 20% and not more than 50%. For equity method investments that have been reduced to $0 through equity method losses, additional equity losses incurred have been used to reduce loans to and investment in other securities of the investee. The cost method of accounting is used for investments in which the Company does not have significant influence. Generally this represents common stock ownership or partnership equity of less than 20%.

Goodwill and Intangible Assets - Goodwill is amortized using the straight-line method over periods ranging from twenty to forty years. Goodwill amortization was $1,920, $2,115 and $1,876 in fiscal 2000, 1999 and 1998, respectively.
Accumulated amortization at October 1, 2000 and October 3, 1999 was $14,397 and $12,477, respectively.

Long-term Assets - The Company reviews the carrying value of long-term assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Measurement of any impairment would include a comparison of estimated future operating cash flows anticipated to be generated during the remaining life to the net carrying value of the asset. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, the assets are written down to their estimated fair value (Note 3).

Income Taxes - Deferred or prepaid income taxes are provided for differences in timing of expense and income recognition between income tax and financial reporting in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". United States income taxes are not provided on the earnings of foreign operations as those are intended to be permanently reinvested. In the event earnings are repatriated, credits received in the United States for foreign income taxes previously paid will be available to substantially reduce the United States tax liability. In fiscal 1999, the Company repatriated $20,000 to take advantage of the expiring Advanced Corporation Tax rules and the U.S.-U.K. Income Tax Treaty. This non-recurring dividend resulted in an income tax benefit in 1999. Undistributed earnings of foreign operations were $10,388 at October 1, 2000 and $8,673 at October 3, 1999.

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

Revenue Recognition - The Company recognizes a sale when goods are shipped. The Company estimates and records provisions for sales returns and allowances in the period that the sale is reported based on its historical experience or contractual agreements.

Research and Development - The Company expenses research and development costs as incurred. Such costs were $18,269, $17,181 and $19,588 in fiscal 2000, 1999 and 1998, respectively.

Per Share Information - Basic income per share information has been determined by dividing the respective net income amounts by the weighted average number of shares of common stock outstanding during the periods. Diluted income per share information also considers the dilutive effect for stock options and restricted stock.

Financial Instruments and Derivatives - The Company periodically uses derivative financial instruments for purposes other than trading and does so to reduce its exposure to fluctuations in interest rates and foreign currency exchange rates. Gains and losses on hedges of existing assets and liabilities are included in the carrying amounts of those assets or liabilities and are ultimately recognized in income. Gains and losses related to qualifying hedges of firm commitments or anticipated transactions are deferred and are recognized in income or as adjustments to carrying amounts when the hedged transaction occurs. The Company does not currently hold or issue any financial instruments for trading or other speculative purposes. For fiscal 2000, the Company adopted a policy to manage the exposure related to anticipated sales denominated in foreign currencies through the use of forward exchange contracts and natural hedges. The duration of these contracts is typically less than 12 months and the duration attempts to match the anticipated receivable collections.

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

Recent Accounting Pronouncements - In June 2000, the Financial Accounting Standards Board ("FASB") issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities". This Statement amends the accounting and reporting standards of Statement No. 133 for certain derivative instruments and certain hedging activities. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company has adopted Statement No. 133 as of October 2, 2000, and has determined that the impact of adopting the Statement is immaterial.

In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing Financial Assets and Extinguishment of Liabilities". This statement replaces SFAS No. 125, but carries over most of the provisions of SFAS No. 125 without reconsideration. Management is currently analyzing the impact of adopting SFAS No. 140, which will become effective for the Company during the third quarter of fiscal 2001.

2.   ACQUISITIONS:
As part of the original 1996 purchase agreement between Guilford Mills and Hofmann Laces, the Company agreed to pay additional consideration based upon the Company's price-earnings' multiple and Hofmann Laces' performance through the end of calendar year 2000. The purchase agreement was amended in fiscal year 1998 to fix the amount of the additional payment. A $17,000 payment of the acquisition price was made during fiscal 1998 and a final cash payment of $17,283 was made during fiscal 1999.

3.   RESTRUCTURING AND IMPAIRED ASSET CHARGES:
During the fourth quarter of fiscal 2000, the Company committed to a comprehensive restructuring plan in its Apparel segment, and recorded restructuring and impaired asset charges of $28,643. The restructuring plan provided for the closing of two dye and finishing facilities, the relocation of certain knitting, dyeing and finishing operations to plants in Mexico, New York and Pennsylvania and the severance of approximately 950 associates. The closing of facilities and relocation of operations resulted in impairment of certain assets, consisting primarily of dyeing and finishing, warping and knitting equipment and buildings which were written down to the lower of carrying value or fair market value. Determination of fair market value was based upon: (1) in-house engineering appraisals utilizing prices for currently available new and used equipment, (2) real property tax values and (3) zero where intent is to scrap. The Company will be operating these two facilities and equipment for a portion of fiscal 2001. Eventually, the Company will sell the facilities and certain equipment, transfer certain equipment to other facilities, and scrap the remaining equipment. At October 1, 2000, these assets have a carrying value of $23,000, which will continue to be depreciated until such assets are classified as held for sale. The Company expects to recognize additional period costs of $13,000 relating to this restructuring during fiscal 2001. The Company expects to save approximately $35,000 in fiscal 2001 as a result of this restructuring action, and savings in future years are expected to be far greater on an annualized basis. The restructuring actions are expected to be completed during fiscal 2001.

The following summarizes the fiscal 2000 restructuring:


                                 Write-down
                                     of
                                  property
                                    and
                                 equipment             October
                      Fourth      to net                1, 2000
                      quarter   realizable   Reserves  reserve
                      charges      value     utilized   balance
                      -------- ------------ --------- ----------
  Non-cash
  write-downs
  of property and
  equipment to net    $17,270     $17,270       $ --        $ --
  realizable value
  Severance and
  related employee
  benefit cost          9,105         ---        435       8,670
  Equipment             1,631         ---      1,631         ---
  relocation and
  other costs
  Other costs             637         ---         39         598
  ------------------- -------- ------------ --------- ----------
  Total               $28,643     $17,270     $2,105      $9,268
  ------------------- -------- ------------ --------- ----------

During fiscal 1998, the Company commenced restructuring of two of its operations and recorded restructuring and impaired asset charges of $6,470. The restructuring plan provided for the closing of a yarn manufacturing facility, the downsizing of a product line-focused operation within the apparel market sector and the severance of approximately 300 associates. A reserve for severance costs of $2,849 and lease exit costs and other obligations of $113 was recorded as an accrued liability in fiscal 1998. Additionally, a charge of $3,508 was taken to reduce property to net realizable value at September 27, 1998. The impaired assets consisted primarily of a building and fiber spinning, warping, dyeing and finishing equipment. The Company used the same methods to determine fair market value as were used in the fiscal 2000 restructuring described above. Equipment was either idled or disposed of through external sales to third parties.

The following summarizes the fiscal 1998 restructuring:

SEVERANCE AND OTHER
----------------------------------------- -------------
Fiscal 1998 restructuring charge                $2,962
Fiscal 1998 costs against the reserve             (286)
Balance at September 27, 1998                    2,676
----------------------------------------- -------------
Fiscal 1999 costs against the reserve          (2,206)
Fiscal 1999 reversal of excess reserve           (470)
Balance at October 3, 1999                        $ --
----------------------------------------- -------------

In September 1999, the Company sold the fiber facility and completed all restructuring activities by fiscal year end. In fiscal 1999, $470 of the original charge was reversed into income due to the actual amount of severance falling below the original estimate.

4.   INVENTORIES:
Inventories at October 1, 2000 and October 3, 1999 consisted of the following:

------------------------------------- ------------- ------------
                                          2000         1999
------------------------------------- ------------- ------------
Finished goods                            $44,666      $ 45,143
Raw materials and work in process          87,196        96,527
Manufacturing supplies                      8,640         8,056
------------------------------------- ------------- ------------
Total inventories valued at
   the lower of FIFO cost or
   market value                           140,502       149,726
Adjustments to reduce FIFO
   cost to LIFO cost, net                  12,952        12,954
------------------------------------- ------------- ------------
     Total inventories                   $127,550      $136,772
------------------------------------- ------------- ------------

5.   PROPERTY:
Property at October 1, 2000 and October 3, 1999 consisted of the following:

---------------------------------- ------------- -------------
                                       2000          1999
---------------------------------- ------------- -------------
Land                                 $  14,099     $  13,294
Buildings                              122,316       120,137
Machinery and equipment                626,947       654,472
Construction in progress                45,696        22,383
---------------------------------- ------------- -------------
                                       809,058       810,286
Less - Accumulated depreciation        511,633       497,871
---------------------------------- ------------- -------------
      Property, net                  $ 297,425     $ 312,415
---------------------------------- ------------- -------------

Depreciation expense recorded during fiscal 2000, 1999 and 1998 was $61,636, $61,869 and $59,627, respectively.

6.   OTHER ASSETS:
Other assets at October 1, 2000 and October 3, 1999 consisted of the following:

------------------------------------------------ -------------
                                       2000          1999
---------------------------------- ------------- -------------
Goodwill                               $48,444       $50,333
Cash surrender value of life            37,090        36,479
insurance
Other                                   18,394        15,463
---------------------------------- ------------- -------------
    Total other assets                $103,928      $102,275
---------------------------------- ------------- -------------

7.   ACCRUED LIABILITIES:
Accrued liabilities at October 1, 2000 and October 3, 1999 consisted of the following:

---------------------------------- ------------- -------------
                                       2000          1999
---------------------------------- ------------- -------------
Payroll and related benefits           $13,922       $18,046
Restructuring                            8,670            -0-
Accrued interest                         3,813         3,128
Property taxes                           2,564         3,162
Other                                   14,935        15,849
---------------------------------- ------------- -------------
   Total accrued liabilities           $43,904       $40,185
---------------------------------- ------------- -------------

8.   SHORT-TERM BORROWINGS AND LONG-TERM DEBT:
The Company uses short-term bank borrowings with terms of six months or less to meet seasonal working capital needs. The maximum short-term borrowings during fiscal 2000, 1999 and 1998 were $137,057, $112,009 and $82,918, respectively;
the average borrowings were $120,478, $68,246 and $30,230, respectively; and the weighted average interest rates were 8%, 6% and 7% (7%, 6% and 6% for U.S. borrowings), respectively. Interest cost was $20,882, $17,798 and $13,814, for fiscal years 2000, 1999 and 1998, respectively. Interest costs of $2,000, $1,200 and $1,400, for fiscal 2000, 1999 and 1998, respectively, were capitalized to property, plant and equipment.

Long-term debt at October 1, 2000 and October 3, 1999 consisted of the following:
------------------------------------- ------------ -------------
                                            2000         1999
------------------------------------- ------------ -------------
Senior notes, due in 2008,
  interest at 7.06%                      $145,000     $145,000
Revolving line of credit, due in 2003,
    interest at 8.88%                     116,000          - 0 -
Term loan with a Mexican bank with
  various due dates and a variable
  interest rate (20.5% at October 1,
  2000)                                       795        1,340
Term loan with a Portuguese bank with
  various due dates and a variable
  interest rate (5.4% at October 1,
  2000)                                     1,489           -0-
Other                                          91          329
------------------------------------- ------------ -------------
                                          263,375      146,669
Less -  Current maturities                    530          532
------------------------------------- ------------ -------------
  Total long-term debt                   $262,845     $146,137
------------------------------------- ------------ -------------

On May 26, 2000, the Company entered into a new $130,000 revolving credit facility, replacing a $150,000 revolving credit facility. The new revolving credit facility is secured by substantially all of the Company's assets and will mature on May 26, 2003. This facility has higher effective interest rates and more restrictive covenants than the Company's previous facility. At the same time the Company entered into the new revolving credit facility, its 7.06% Senior Notes due 2008 became ratably secured with the bank facility. Proceeds from the new revolving credit facility were used to repay borrowings on uncommitted lines of credit and the previous revolving credit facility. As of October 1, 2000, the Company had availability under its revolving line of credit of $14,000.

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

During fiscal 1998, the Company repaid all of the senior unsecured notes outstanding due through 2003. In connection with the repayment, the Company recorded $3,994 of pretax prepayment penalties and $362 of pretax accelerated amortization of loan costs as an extraordinary item. The income tax effect related to those charges was $1,416.

In July 2000, the Company announced that it did not expect to be in compliance with the covenants in its loan agreements due to the announced restructuring plan (Note 3). As a result, the Company obtained a pre-emptive waiver as of October 1, 2000 and therefore remained in compliance at its fiscal year-end with its loan covenants. An amendment to this waiver was issued on October 13, 2000, extending the waiver to November 6, 2000. On November 6, 2000, the revolving credit facility and senior notes were amended so as to anticipate the consequences of the restructuring actions.

Under the terms of the Company's debt agreements, certain requirements and restrictions apply to future indebtedness, stockholders' investment, and tangible net worth. The loan agreements include restrictions prohibiting the payments of dividends to shareholders, prohibiting Guilford Mills from acquisitions of other companies and limiting the amount of foreign investments the Company can make. The loan agreements contain mandatory prepayment provisions in certain events, as defined. The interest rate on the revolving credit facility is variable, based on prime, or based on LIBOR plus 1.25% to 4.25%, depending on the Company's leverage ratio.

The senior notes were also amended on November 6, 2000, such that the interest rate was increased to 7.91%, providing for reductions back to 7.06% if certain conditions are met. In addition, the maturity date of the senior notes may be accelerated if a new revolving credit facility agreement, which is acceptable to the note holders, is not in place prior to the expiration of the existing agreement in May 2003.

Annual scheduled maturities of long-term debt for the next five years are $530 in 2001, $276 in 2002, $116,300 in 2003, $300 in 2004 and $300 in 2005.

9.   FINANCIAL INSTRUMENTS:
The Company's financial instruments include cash, accounts receivable, accounts payable, short-term borrowings, long-term debt and foreign currency exchange contracts. Because of their short maturity, the carrying amount of cash, accounts receivable and accounts payable approximates fair value. Fair value of short-term borrowings and long-term debt is estimated based on current rates offered for similar debt. At October 1, 2000 and October 3, 1999, the carrying amount of short-term borrowings and long-term debt, including the current portion, approximates fair value. The fair value of foreign currency forward agreements is based on quoted market prices as if the agreements were entered into on the measurement date. At October 1, 2000 and October 3, 1999, the fair value of the foreign currency exchange contracts was $(95) and $(336), respectively.

10.   INCOME TAXES:
The net deferred income tax liability at October 1, 2000 and October 3, 1999 was comprised of the following:

--------------------------------- --------------- -------------
                                       2000           1999
--------------------------------- --------------- -------------
Assets                                $34,072         $33,576
Liabilities                           (40,444)        (53,320)
--------------------------------- --------------- -------------
  Total                               $(6,372)       $(19,744)
--------------------------------- --------------- -------------

Temporary differences and carryforwards which gave rise to significant deferred income tax assets (liabilities) as of October 1, 2000 and October 3, 1999 were as follows:

------------------------------- ---------------- ---------------
                                     2000             1999
------------------------------- ---------------- ---------------
Current prepaid (deferred)
  income taxes:
Income tax credit carryforwards    $      -         $    245
Inventory valuation differences      (3,063)          (4,061)
Allowances for doubtful accounts      2,029            5,184
Accrued expenses and reserves
not currently deductible for tax      5,063            4,506
Restructuring reserves                2,979                0
Other, net                              672            1,158
------------------------------- ---------------- ---------------
Total current prepaid
   income taxes                    $  7,680         $  7,032
------------------------------- ---------------- ---------------
Long-term prepaid (deferred)
   income taxes:
Property                           $(30,271)        $(41,507)
Income tax credit carryforwards
   (expire 2004-2012)                 6,858           11,372
Accrued pension and other
  employee benefits                  10,125            8,089
Alternative minimum and other
   tax credit carryforwards
   (no expiration)                    5,641            3,124
State and foreign net operating loss
    carryfowards (expire 2005-2015)   1,720                0
Investments in limited partnerships  (2,143)          (2,827)
Goodwill amortization                (3,575)          (3,076)
Financing costs                      (1,390)          (1,554)
Other, net                               --              788
------------------------------- ---------------- ---------------
Total long-term deferred
   income taxes                     (13,035)         (25,591)
Valuation allowance                  (1,017)          (1,185)
------------------------------- ---------------- ---------------
Total long-term
  deferred income taxes            $(14,052)        $(26,776)
------------------------------- ---------------- ---------------

The domestic and foreign components of (loss) income before income taxes were as follows:

---------------------------- ------------ ----------- ------------
                                2000         1999        1998
---------------------------- ------------ ----------- ------------
Domestic                       $(32,864)     $11,377      $34,562
Foreign                            (118)         778       14,544
---------------------------- ------------ ----------- ------------
Total                          $(32,982)     $12,155      $49,106
---------------------------- ------------ ----------- ------------

The income tax (benefit) provision consisted of the following elements:

---------------------------- ------------ ----------- -----------
                                2000         1999        1998
---------------------------- ------------ ----------- -----------
Current (benefit) provision:
   U.S. Federal              $      -       $2,238       $4,499
   State                          500          320          823
   Foreign                      1,542         (613)       1,606
Deferred (benefit)
provision:
   U.S. Federal               (11,663)      (1,575)       6,115
   State                       (1,516)        (175)         795
   Foreign                       (871)       1,730        2,122
---------------------------- ------------ ----------- -----------
Total                        $(12,008)      $1,925      $15,960
---------------------------- ------------ ----------- -----------

The income tax provision as a percentage of pre-tax income differs from the statutory U.S. Federal rate for the following reasons:


---------------------------- ------------ ----------- -----------
                                2000         1999        1998
---------------------------- ------------ ----------- -----------
Statutory U.S. Federal
  income tax rate               (35.0%)       35.0%       35.0%
State income taxes, net of
  federal income tax reduction   (3.1)         4.8         2.1
Foreign taxes                     1.5          9.9        (1.6)
Tax credits                      (1.4)       (33.3)       (3.0)
Nondeductible goodwill            1.0          2.7         0.8
Charitable contribution          --           (1.9)       --
Other                             0.6         (1.4)       (0.8)
---------------------------- ------------ ----------- -----------
Effective income tax rate       (36.4%)       15.8%       32.5%
---------------------------- ------------ ----------- -----------

During fiscal 1999, the Company generated a one-time net tax benefit from a dividend from the Company's United Kingdom subsidiary under the Advanced Corporation Tax rules and the U.S.-U.K. Income Tax Treaty. As a result, the Company generated $4,836 of foreign tax credits which are available for U.S. federal income tax purposes. Due to the uncertainty of realization of a portion of these credits because of the annual limitations and the expiration period, the Company has established a related valuation allowance of $1,185 during fiscal 1999 which was reduced to $1,017 in fiscal 2000.

11.   BENEFIT PLANS:
Guilford Mills, Inc. has a non-contributory defined benefit plan for the majority of its hourly employees (the Guilford Plan). Gold Mills, Inc., a wholly-owned subsidiary, also has a non-contributory defined benefit plan and a multi-employer pension plan covering the majority of its employees. Guilford Europe Limited, a wholly-owned subsidiary, has a defined benefit pension plan covering the majority of its employees. The funded status of defined benefit plans at the measurement dates for fiscal 2000 and fiscal 1999 were:

---------------------------------------- ------------ -------------
                                            2000          1999
---------------------------------------- ------------ -------------
PROJECTED BENEFIT OBLIGATION:
Beginning of year                            $50,353      $47,287
   Service cost                                1,914        2,080
   Interest cost                               3,206        3,109
   Plan participants contributions               265          248
   Actuarial (gain)/loss                        (150)         948
   Benefit payments                           (3,134)      (2,878)
   Foreign currency adjustment                (2,327)        (441)
---------------------------------------- ------------ -------------
End of year                                  $50,127      $50,353
---------------------------------------- ------------ -------------
FAIR VALUE OF PLAN ASSETS:
Beginning of year                            $49,033      $45,450
   Actual return on plan assets                5,428        4,667
   Employer contributions                      2,041        1,999
   Plan participant contributions                265          248
   Benefit payments                           (3,134)      (2,878)
   Foreign currency adjustment                (2,497)        (453)
---------------------------------------- ------------ -------------
   End of year                               $51,136      $49,033
---------------------------------------- ------------ -------------
RECONCILIATION OF FUNDED STATUS TO NET
AMOUNT RECOGNIZED:
Funded status                                 $1,009      ($1,320)
   Unrecognized transition asset              (1,623)      (1,810)
   Unrecognized prior service cost               (51)         (56)
   Unrecognized loss                           1,872        3,624
---------------------------------------- ------------ -------------
Net amount recognized                         $1,207         $438
---------------------------------------- ------------ -------------
AMOUNTS RECOGNIZED IN THE CONSOLIDATED
BALANCE SHEETS:
   Other current assets                       $1,284         $909
   Other current liabilities                    (555)      (1,589)
   Other assets                                  201          452
   Accumulated other comprehensive income        277          666
---------------------------------------- ------------ -------------
Net amount recognized                         $1,207         $438
---------------------------------------- ------------ -------------

Funded status is determined using assumptions as of the end of each year. The Guilford Plan was under funded as of October 1, 2000 and October 3, 1999. The projected benefit obligation, accumulated benefit obligation and fair value of net assets of the Guilford Plan were $27,174, $26,136 and $25,581, respectively, as of October 1, 2000. The projected benefit obligation, accumulated benefit obligation and fair value of net assets of the Guilford Plan were $25,910, $25,215, and $23,627, respectively, as of October 3, 1999. Net pension expense is determined using assumptions as of the beginning of each year. The weighted average assumptions at the respective measurement dates were:

---------------------------------- ------------- ------------
                                   2000          1999
---------------------------------- ------------- ------------
Discount rate                      6.91%         6.58%
Long-term rate of return on plan
assets                             7.92%         8.39%
Long-term rate of salary
progression                        4.00%         3.18%
---------------------------------- ------------- ------------

The components of the defined benefit plan expenses were:

  ------------------------ ----------- ----------- ----------
                              2000        1999       1998
  ------------------------ ----------- ----------- ----------
  Defined  benefit plans:
     Service cost            $1,869      $2,080       $2,080
     Interest cost            3,142       3,109        3,339
     Expected return on
       plan assets           (3,712)     (3,731)      (3,726)
     Amortization of:
       Transition asset        (187)       (187)        (187)
       Prior service cost        (5)         (5)          (5)
       Loss                     101         132           89
  ------------------------ ----------- ----------- ----------
  Net periodic pension cost   1,208       1,398        1,590
  Domestic multi-
     employer plan              281         265          270
  ------------------------ ----------- ----------- ----------
       Total                 $1,489      $1,663       $1,860
  ------------------------ ----------- ----------- ----------

The Company maintains defined contribution plans for certain officers and salaried employees. Contributions under these plans are determined by the Board of Directors. During fiscal 2000, 1999 and 1998, the provisions under the defined contribution plans were $3,080, $3,323 and $3,444, respectively.

The Company also maintains deferred compensation plans for certain officers and salaried employees which provide post-retirement cash payments for various specified periods and amounts. These plans are being provided for currently. During fiscal 2000, 1999 and 1998, the provisions under these plans were $2,136, $2,173 and $2,310, respectively. The liability for deferred compensation was $18,803 at October 1, 2000 and $18,252 at October 3, 1999 and was included in other long-term liabilities in the accompanying balance sheets.

Life insurance policies are maintained to fund the deferred compensation plans and other benefits to senior management such as life insurance and defined benefit plans, and for keyman coverage. These insurance policies are payable to the Company and use of the proceeds are restricted to the extent of trust requirements. There are no loans outstanding against these policies.

12.   COMMITMENTS AND CONTINGENCIES:
The Company leases certain of its manufacturing and office facilities and equipment under non-cancelable operating leases with remaining terms of up to 25 years. Rent expense under these leases was $7,135 in 2000, $6,673 in 1999, and $6,337 in 1998. At October 1, 2000, future minimum rental payments applicable to these leases are $4,836 in 2001, $3,734 in 2002, $2,092 in 2003, $1,851 in 2004,
$1,801 in 2005, and $18,377 thereafter.

During 1998, several purported class action lawsuits were filed on behalf of purchasers of the Company's common stock against the Company and certain of its officers and directors. After these lawsuits were consolidated by the Court, a Consolidated and Amended Class Action Complaint (the "Consolidated Complaint") was filed on February 8, 1999, purporting to allege claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder, in connection with the Company's public disclosure of accounting irregularities at the Hofmann Laces unit in fiscal year 1998. Specifically, the Consolidated Complaint alleged that, during the alleged class period (January 20, 1998 through October 26, 1998), defendants materially misrepresented the Company's financial condition and overstated the Company's reported earnings.

In response to defendants' motion, the Court entered an order in July 1999 dismissing all claims against one of the Company's officers, but denied the motion to dismiss of the Company and the remaining individual defendant (Bruno Hofmann).

After the Court granted plaintiff's motion for class certification, the parties reached a settlement agreement in May 2000, which was approved by the Court in September, 2000. The parties agreed to settle the litigation for $2,350, all of which was covered by insurance.

The Company consented to the entry of a cease and desist order, issued by the Securities and Exchange Commission ("SEC") on July 24, 2000, relating to the previously announced SEC investigation into accounting irregularities at the Company's Hofmann Laces unit. Without admitting or denying any findings in the order, the Company agreed to cease and desist from committing or causing any violation of certain provisions of the federal securities laws. No monetary fines or penalties were imposed against the Company. No current officer, director or employee of the Company or Hofmann Laces was charged by the SEC with any wrongdoing nor were any fines or penalties imposed against any such person.

Since January 1992, the Company has been involved in discussions with the United States Environmental Protection Agency ("EPA") regarding remedial actions at its Gold Mills, Inc. ("Gold") facility in Pine Grove, Pennsylvania which was acquired in October 1986. Between 1988 and 1990, the Company implemented a number of corrective measures at the facility in conjunction with the Pennsylvania Department of Environmental Resource. Subsequently, through negotiations with the EPA, Gold entered into a Final Administrative Consent Order with the EPA, effective October 14, 1992. Pursuant to such order, Gold has performed (i) certain measures designed to prevent any potential threats to the environment at the facility and (ii) an investigation to fully determine the nature of any release of hazardous substances at the facility. In addition, upon instruction by the EPA, Gold will conduct a study to evaluate alternatives for any corrective action, which may be necessary at the facility. The failure of Gold to comply with the terms of the Consent Order may result in the imposition of monetary penalties against Gold.

During fiscal 1992, the Company received a Notice of Violation from the North Carolina Division of Environmental Management concerning ground water contamination on or near one of its facilities. The Company voluntarily agreed to allow the installation of monitoring wells at the site, but denies that such contaminants originated from the Company's operations or property. The Company has removed all underground storage tanks at all of its U.S. facilities.

At October 1, 2000, environmental accruals amounted to $3,866 of which $2,866 is non-current and was included in other long-term liabilities in the accompanying balance sheet.

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

The Company has a stock option plan for key employees and directors. On June 23, 1999, the Compensation Committee of the Company's Board of Directors increased the number of shares authorized under the stock option plan from 2,500,000 to 2,750,000. Options granted may be either incentive stock options or non-qualified options with only non-qualified options granted to the directors. Under the terms of the plan, the purchase price of shares subject to each incentive option granted will not be less than the fair market value at the date of grant. The purchase price of shares subject to each non-qualified option is determined by the Company's Board of Directors, the Executive Committee or the Option Committee. Options granted to directors under the formula provision of the plan vest one-third on the date of grant and one-third each year for the next two years. Options granted to employees (pursuant to an agreement with each employee) vest according to various schedules. The options have a life of either five or ten years from the grant date. As of October 1, 2000 and October 3, 1999, 524,989 and 287,428 shares, respectively, were available for grant.

Option activity under the plan was as follows:


----------------------------------------------------------------------
                       Number of                      Weighted Average
                       Shares        Exercise Price   Exercise Price
                       Under Option  Per Share        Per Share
----------------------------------------------------------------------
Balance, September 28,
1997                     1,374,903   $12.44 to $23.70 $18.11
Granted                    372,625    19.53 to  27.59  20.84
Exercised                 (118,882)   13.46 to  18.37  14.24
Forfeited                  (62,155)   13.87 to  19.75  16.88
--------------------------------------------------------------------
Balance, September 27,
1998                     1,566,491    13.46 to  27.59  19.00
Granted                    434,000     8.63 to  14.72  10.00
Exercised                  (24,000)   13.46 to  13.87  13.49
Forfeited                  (77,622)    9.22 to  19.75  16.94
--------------------------------------------------------------------
Balance, October 3,
1999                     1,898,869     8.63 to  27.59  17.15
GRANTED                     80,000     2.03 TO   9.38   6.87
EXERCISED                        0        - TO      -      -
FORFEITED                 (302,561)    9.22 TO  19.75  14.21
--------------------------------------------------------------------
BALANCE, OCTOBER 1, 2000 1,676,308   $ 2.03 TO $27.59 $17.19
--------------------------------------------------------------------

These options expire at various dates through fiscal 2010. The weighted average remaining contractual life of the options outstanding at October 1, 2000 was
6.32 years. Options exercisable at October 1, 2000, October 3, 1999 and September 27, 1998 were 875,525, 656,159 and 291,795, respectively. The weighted average exercise price of the options exercisable was $19.06, $17.60, and $15.41 on October 1, 2000, October 3, 1999 and September 27, 1998, respectively. The weighted average fair market value of the Company's common stock at the date of grant was $6.87, $10.00 and $20.84 for grants made in fiscal 2000, 1999 and 1998, respectively.

The Company has elected to continue to account for stock option grants under APB Opinion No. 25 and is required to provide pro forma disclosures of what net income (loss) and earnings per share ("EPS") would have been had the Company adopted the fair value method for recognition purposes under SFAS No. 123. The following information is presented as if the Company had adopted SFAS No. 123 and restated its results:

-------------------------------------- --------- --------- -------
                                         2000      1999     1998
-------------------------------------- --------- --------- -------

(Loss) Income Before Extraordinary Item:
         As reported                   $(20,974) $10,230   $33,146
         Pro forma                     $(21,820)  $9,182   $32,272
-------------------------------------- --------- --------- -------
Net (Loss) Income:
         As reported                   $(20,974) $10,230   $30,206
         Pro forma                     $(21,820)  $9,182   $29,332
-------------------------------------- --------- --------- -------
Basic EPS Before Extraordinary Item:
         As reported                   $(1.11)    $ 0.47   $ 1.32
         Pro forma                     $(1.15)    $ 0.42   $ 1.28
-------------------------------------- --------- --------- -------
Diluted EPS Before Extraordinary Item:
         As reported                   $(1.11)    $ 0.47   $ 1.30
         Pro forma                     $(1.15)    $ 0.42   $ 1.27
-------------------------------------- --------- --------- -------
Basic EPS:
         As reported                   $(1.11)    $ 0.47   $ 1.20
         Pro forma                     $(1.15)    $ 0.42   $ 1.17
-------------------------------------- --------- --------- -------
Diluted EPS:
         As reported                   $(1.11)    $ 0.47   $ 1.19
         Pro forma                     $(1.15)    $ 0.42   $ 1.15
-------------------------------------- --------- --------- -------

For the above information, the fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in fiscal 2000, 1999 and 1998: (i) expected volatility ranging from 20% to 45%, (ii) expected lives ranging from 4 to 7 years, (iii) risk free interest rates ranging from 4.3% to 6.6% and (iv) an expected dividend yield of 1.8% to 5.0%. The weighted average calculated value in excess of the grant value of an option granted during fiscal 2000, 1999, and 1998 under the Black-Scholes model was $2.56, $2.44, and $6.36, respectively. Because SFAS No. 123 method of accounting has not been applied to options granted prior to October 2, 1995, the above pro forma amounts may not be representative of the estimated compensation costs to be expected in future years.

The Company authorized 2,250,000 shares of common stock for the 1989 Restricted Stock Plan, which covered certain key salaried employees. This plan expired in June 1999, but allows the vesting of the 276,200 shares that were outstanding (held in trust) under the plan at October 1, 2000. These shares carry voting and dividend rights; however, sale of the shares is restricted prior to vesting. The remaining shares will vest in various increments through 2005, subject to continued employment. Dividend payments are made to an escrow account. The accrual for shares issued under the plan is recorded at fair market value on the date of grant with a corresponding charge to stockholders' investment representing the unearned portion of the award. The unearned portion is being amortized as compensation expense on a straight-line basis over the related vesting period. Compensation expense in fiscal 2000, 1999 and 1998 was $1,226, $1,449 and $1,468, respectively.

The Company has an employee stock ownership plan which covers the majority of U.S. full-time employees who have completed one year of service. Annual awards are based upon the approval of the Board of Directors and are tied to targeted earnings levels. Employees immediately vest in 50% of the annual award and can elect to receive the 50% vested portion in cash or as a common stock contribution to the plan. The remaining 50% of the award is made to the plan in the form of the Company's common stock or in cash which is used to purchase the Company's common stock. Employee rights to this portion of the award vest over a seven-year period. Shares of common stock in the plan carry normal voting and dividend rights. There was no compensation expense for the plan for fiscal 2000, 1999 and 1998. As of October 1, 2000, the plan held 879,975 shares of the Company's common stock. These shares are considered outstanding and are included in the basic and diluted earnings per share calculations. The Company is replacing this plan with a defined contribution plan in fiscal 2001.

In June and September 1998, the Company's Board of Directors authorized the repurchase of up to an aggregate of 3,500,000 shares of the Company's common stock. As of October 1, 2000, the Company had repurchased 3,496,793 shares on the open market at an average price of $15.57. In August 1999, the Company's Board of Directors authorized the repurchase of 3,071,712 shares of the Company's stock from a beneficial owner at $9.50 per share, the fair market value at the date of the transaction. The Company's repurchases of shares were recorded as treasury stock and resulted in a reduction of stockholders' equity. The Company had agreements with three of its directors whereby the Company might exercise a right of first refusal on the disposition of shares. Pursuant to these agreements, the Company repurchased an additional 261,625 shares in fiscal 1998 at an average price of $29.06, the fair market value at the date of the transactions. As of October 1, 2000, the Company maintains this agreement with two of its directors. Pursuant to the terms of the Company's loan agreements, the Company is currently not permitted to exercise (in the absence of a waiver of, or an amendment to, such loan agreements) the foregoing right of first refusal.

The Company has an agreement with one of its directors whereby the Company will, in the event of his death prior to June 22, 2001, purchase common stock of the Company owned by the director in the amount of $2,900. The number of shares purchased will be based on the average market value of the stock for a 20-day period preceding the date of death.

On July 26, 2000, the Board of Directors adopted a new stockholders' rights plan to replace the then existing rights plan scheduled to expire in accordance with its terms on August 23, 2000. In connection with the adoption of such replacement rights plan, the Board declared a dividend of one preferred stock purchase right on each share of the Company's common stock outstanding on August 23, 2000. If the rights become exercisable, separate certificates evidencing the rights will be distributed and each right will entitle the holder to purchase from the Company a new series of preferred stock at a pre-defined price. The rights also contain an option to purchase shares of an acquiring company if the Company were to be acquired in certain business combinations. The preferred stock, in addition to a preferred dividend and liquidation right, will entitle the holder to vote on a pro rata basis with the Company's common stock. The rights are not exercisable until either certain changes in ownership of the Company occur or an announcement of a tender offer for at least 15% of the Company's common stock is made. Rights issued to acquiring persons or their affiliates or associates, as such terms are defined in the rights plan, may not be exercised. The rights are redeemable by the Company at a fixed price generally at any time prior to the tenth day after the occurrence of certain defined events. As of October 1, 2000, the Company had reserved 400,000 preferred shares as issuable pursuant to these rights. At the present time, the rights have no dilutive effect on the earnings per share calculation.

14.  OTHER (INCOME) EXPENSE, NET:
Other (income) expense, net, for each of the fiscal years indicated was comprised of the following:

------------------------------- ---------- ---------- ----------
                                  2000       1999       1998
------------------------------- ---------- ---------- ----------
Insurance demutualization       $(7,131)        $ -        $ -
Loss on equity method
investments                       3,730       1,835        371
Currency hedging                 (2,856)          -          -
Gain on sale of assets              (70)     (2,239)    (2,382)
Other                               (65)      1,559      1,727
------------------------------- ---------- ---------- ----------
Total other  (income)expense,
net                             $(6,392)     $1,155      $(284)
------------------------------- ---------- ---------- ----------

During fiscal 2000, two insurance mutuals, for which the Company was a member as a policyholder, underwent demutualizations and converted to stock enterprises. As a result, the Company received stock and cash distributions. The distributions were accounted for at fair value and a gain was recognized in other income in 2000. As of October 1, 2000, all distributions have been received from these demutualizations, and all stock received was sold and converted to cash.

15.  COMPREHENSIVE LOSS:
The accumulated balances and activity for each component of Accumulated Other Comprehensive Loss are as follows:


                             Foreign                 Accumulated
                             Currency    Pension     Other
                             Translation Equity      Comprehensive
                             Adjustment  Adjustment  Loss
---------------------------- ----------- ----------- ---------------
Balance  at  September  28,
1997                           $(9,604)          --         $(9,604)
         Change in balance       2,027           --            2,027
---------------------------- ----------- ----------- ---------------
Balance  at  September  27,
1998                            (7,577)          --          (7,577)
         Change in balance      (4,036)        (666)         (4,702)
---------------------------- ----------- ----------- ---------------
Balance at October 3, 1999     (11,613)       (666)         (12,279)
         CHANGE IN BALANCE      (5,274)         389          (4,885)
---------------------------- ----------- ----------- ---------------
BALANCE AT OCTOBER 1, 2000    $(16,887)      $(277)        $(17,164)
---------------------------- ----------- ----------- ---------------

The income tax benefits for the pension equity adjustments in fiscal 2000 and 1999 were $186 and $436, respectively. No income taxes have been provided for the foreign currency translation adjustments.

16.  EARNINGS PER SHARE:
The following table reconciles basic and diluted earnings per share:

--------------- ---------- ------------- ------------ --------- ---------
                              (Loss)
                              Income
                              Before       EPS Before   Net      Earnings
                           Extraordinary Extraordinary  (Loss)   per
                  Shares       Item         Item        Income   share
--------------- ---------- ------------- ------------ --------- ---------
2000:
BASIC EPS       18,899,000 $    (20,974) $     (1.11) $(20,974) $  (1.11)
                                               ------              ------
DILUTIVE
  SECURITIES:
OPTIONS AND
  RESTRICTED
  STOCK                -0-           -0-                    -0-
                ---------- ------------- ------------ --------- ---------
DILUTED EPS     18,899,000 $    (20,974) $     (1.11) $(20,974) $  (1.11)
--------------- ---------- ------------- ------------ --------- ---------
1999:
Basic EPS       21,952,000 $     10,230  $      0.47  $  10,230 $   0.47
                                                ----                ----
Dilutive
  securities:
Options and
  restricted
  stock             10,000           -0-                    -0-
                ---------- ------------- ------------ --------- ---------
Diluted EPS     21,962,000 $      10,230 $       0.47 $  10,230 $    0.47
--------------- ---------- ------------- ------------ --------- ---------
1998:
Basic EPS       25,134,000 $      33,146 $       1.32 $  30,206 $    1.20
                                                 ----                ----
Dilutive
  securities:
Options and
  restricted
  stock            343,000           -0-                    -0-
                ---------- ------------- ------------ --------- ---------
Diluted EPS     25,477,000 $      33,146 $       1.30 $  30,206 $    1.19
--------------- ---------- ------------- ------------ --------- ---------

The number of outstanding stock options and shares of restricted stock considered antidilutive for either part or all of the fiscal year and not included in the calculation of diluted net income per share for the fiscal years ended 2000, 1999, and 1998 were 1,676,308, 1,898,869, and 1,534,650, respectively. These antidilutive stock options and restricted stock were outstanding at the end of each fiscal year.

17.  SEGMENT INFORMATION:
The Company operates as a matrix-form organization comprised of business units and market sectors. The operating segments are based on markets and the Company has identified four reportable segments based on these markets: Automotive, Apparel, Home Fashions and Other.

Automotive: The Company supplies a broad range of fabrics to automotive original equipment manufacturers, "Tier 1", "Tier 2", and "Tier 3" suppliers worldwide. These fabrics are further fabricated into the seats and headliners of passenger cars, sport utility vehicles, conversion vans and light trucks. The Company manufactures automotive fabric in the U.S., U.K., Mexico, Brazil and Portugal.

Apparel: The Company manufactures fabrics in the U.S. and Mexico for a variety of apparel applications. Guilford Mills, Inc. is one of the major producers of synthetic fabrics. Fabric uses range from basic intimate apparel to high fashion swimwear, shapewear and ready-to-wear predominately used in women's garments.

Home Fashions: The Company produces and distributes directly to retail a broad line of products for the home including window curtains, sheets, comforters, pillowcases, bedskirts and shower curtains. The Company also produces fabrics used in mattress ticking, residential and office furniture and in window treatments.

Other : The Company also produces specialty fabrics that are used in diverse consumer and industrial applications. Many of these fabrics are proprietary or patented. These specialty fabrics as well as the Company's fibers operations are combined into this segment.

The accounting policies of the reportable segments are the same as those described in Note 1 of Notes to Consolidated Financial Statements. The Company neither allocates to the segments nor bases segment decisions on the following:
o        Interest revenue
o        Interest expense
o        Unusual items
o        Investment income
o        Income tax expense or benefit
o        Extraordinary items
o Noncash items other than depreciation or amortization expense

Many of the Company's assets are used by multiple segments. While certain assets are identifiable by segment, an allocation of the substantial remaining assets is not meaningful.

------------------- --------- ---------- -------- -------- ---------
                                          Home
                    Apparel   Automotive Fashions  Other    Total
------------------- --------- ---------- -------- -------- ---------
2000
External Sales      $ 292,467 $  380,620 $ 95,529 $ 45,610 $ 814,226
Intersegment Sales                                 109,183   109,183
Operating
  (Loss) Profit      (39,804)     24,821  (1,853)  (3,656)  (20,492)
Interest Expense                                              18,882
Other Income, net                                            (6,392)
Loss Before
  Income Taxes                                              (32,982)
Depreciation Expense   21,024     18,170   10,257   12,185    61,636
------------------- --------- ---------- -------- -------- ---------

1999
External Sales      $ 336,511 $  361,269 $111,530 $ 47,528 $ 856,838
Intersegment Sales                                 127,873   127,873
Operating   Profit
(Loss)                  3,534     29,982  (6,361)    2,753    29,908
Interest Expense                                              16,598
Other Expense, net                                             1,155
Income Before Income
  Taxes                                                       12,155
Depreciation Expense   19,855     18,591   10,641   12,782    61,869
------------------- --------- ---------- -------- -------- ---------

1998
External Sales      $ 340,224 $  338,221 $151,889 $ 64,200 $ 894,534
Intersegment Sales                                 141,905   141,905
Operating Profit        7,811     32,484   12,378    8,563    61,236
Interest Expense                                              12,414
Other Income, net                                               (284)
Income Before Income
  Taxes                                                       49,106
Extraordinary item                                            (2,940)
Depreciation Expense   17,567     19,062    9,516   13,482    59,627
------------------- --------- ---------- -------- -------- ---------


18.  GEOGRAPHIC INFORMATION:
The accompanying financial statements include the following amounts related to the operations of the Company's subsidiaries in the United Kingdom, Mexico and
Brazil:

------------------------ ------------- -------------- -------------
                             2000          1999            1998
------------------------ ------------- -------------- -------------
Net sales to
unaffiliated
   customers:
      United States       $654,290      $705,628        $716,687
      United Kingdom        96,095       108,394         126,067
      Mexico                60,272        40,637          51,780
      Brazil                 3,569         2,179              --
------------------------ ------------- -------------- -------------
       Total net sales    $814,226      $856,838        $894,534
------------------------ ------------- -------------- -------------


Long-lived assets:
      United States       $239,639      $272,209
      United Kingdom        28,212        30,195
      Mexico                44,391        21,629
      Brazil                 3,577         3,845
------------------------ ------------- --------------
       Total long-lived
       assets             $315,819      $327,878
------------------------ ------------- --------------


19.  SUMMARY OF QUARTERLY EARNINGS (UNAUDITED):

--------------------- ---------- --------- ---------- ---------
2000 QUARTER:           FIRST     SECOND      THIRD     FOURTH
--------------------- ---------- --------- ---------- ---------
NET SALES             $206,502   $211,089  $211,678   $184,957
GROSS PROFIT            30,939     32,709    26,128     15,567
NET INCOME (LOSS)        3,027      2,774    (2,597)   (24,178)
--------------------- ---------- --------- ---------- ---------
NET INCOME (LOSS)
  PER SHARE:
  BASIC                    .16        .15      (.14)     (1.28)
  DILUTED                  .16        .15      (.14)     (1.28)
--------------------- ---------- --------- ---------- ---------


--------------------- ---------- --------- ---------- ---------
1999 Quarter:
--------------------- ---------- --------- ---------- ---------
Net sales             $214,913   $218,270  $217,923   $205,732
Gross profit            35,198     37,119    30,772     29,220
Net income               2,363      4,755       931      2,181
--------------------- ---------- --------- ---------- ---------
Net income per
share:
  Basic                    .10        .21       .04        .11
  Diluted                  .10        .21       .04        .11
--------------------- ---------- --------- ---------- ---------

--------------------------------------------------------------------------------
STATEMENT OF MANAGEMENT'S RESPONSIBILITY

The management of Guilford Mills, Inc. has the responsibility for the preparation and integrity of all information contained in the Annual Report. The financial statements, including footnotes, have been prepared in accordance with accounting principles generally accepted in the United States and include amounts that are based on management's best estimates and judgments.

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

The control environment is complemented by an internal auditing program, comprised of internal and external business advisors who independently assess the effectiveness of the internal controls and report findings to management throughout the year. The group delivers increased value by aligning with the business objectives to reduce risk and create cost efficiencies. The Company's financial statements have been audited by independent public accountants who have expressed their opinion with respect to the fairness of the presentation of these statements in conformity with accounting principles generally accepted in the United States. They objectively and independently review the performance of management in carrying out its responsibility for reporting operating results and financial condition. Their opinion is based on procedures which they believe to be sufficient to provide reasonable assurances that the financial statements contain no material errors. Management has made available to the independent public accountants all of the Company's financial records and related data, as well as the minutes of the stockholders' and directors' meetings. Recommendations by both internal and external auditors concerning internal control deficiencies are considered and are implemented with an appropriate urgency by management.


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

/s/ Kim A. Thompson
-------------------

Kim A. Thompson
Vice President/Chief Financial Officer

                           STOCK PRICE AND DIVIDENDS



FISCAL 2000
------------------------------------------------------------------
QUARTER                High        Low         Dividends
------------------------------------------------------------------
First                $ 9 1/8     $ 5 5/8     $ .11
Second                 9 3/4       7 1/8       .11
Third                  8 1/4       4           .11
Fourth                 5 5/8       1 7/8         -

Year                 $ 9 3/4     $ 1 7/8     $ .33


Fiscal 1999
------------------------------------------------------------------
Quarter                High        Low         Dividends
------------------------------------------------------------------
First                $ 17        $ 11 1/2   $  .11
Second                 18          8 3/4       .11
Third                  11          8 1/8       .11
Fourth                 10 5/8      8 1/2       .11

Year                 $ 18        $ 8 1/8     $ .44


The high and low stock market prices are as reported under the ticker symbol "GFD" on the New York Stock Exchange which is the principal market for the Company's common stock. On November 15, 2000 there were 443 stockholders of record.

The Company's Board of Directors suspended the quarterly dividend after the third quarter of fiscal 2000. Based on restrictions in the Company's new debt agreements, the Company is prohibited from paying dividends.